Exhibit 99.2

NOTICE OF SPECIAL

MEETING OF SHAREHOLDERS

to be held on January 31, 2023

and

MANAGEMENT INFORMATION CIRCULAR

with respect to a proposed

ARRANGEMENT

involving

YAMANA GOLD INC.

and

AGNICO EAGLE MINES LIMITED

December 20, 2022

These materials are important and require your immediate attention. If you have questions or require assistance with voting your shares, you may contact our proxy solicitation agent:

Morrow Sodali

North American Toll-Free Number: 1.888.777.1346

Collect Calls Outside North America: 1.289.695.3075

Email: assistance@morrowsodali.com

Our vision is to be the world’s premier silver

producer, with a reputation for excellence in

discovery, engineering, innovation and

sustainable development.

SPECIAL MEETING OF SHAREHOLDERS

What’s Inside

Letter from the Chair of the Board	ii

Notice of a Special Meeting of Shareholders	v

About this Information Circular	1

General Information	3

Frequently Asked Questions	11

About the Special Meeting	20

Voting	23

Business to be Acted Upon at the Special Meeting	27

The Arrangement	29

The Arrangement Agreement	51

Risk Factors	71

Pan American Post-Arrangement	98

Information Concerning Pan American	106

Information Concerning Yamana	106

Interest of Experts	106

Other Matters Which May Come Before The Special Meeting	107

Schedule A – Glossary	A-1
Schedule B – Pan American Resolution	B-1
Schedule C – Unaudited Pro Forma Consolidated Financial Statements	C-1
Schedule D – BMO Capital Markets Fairness Opinion	D-1
Schedule E – National Bank Financial Fairness Opinion	E-1
Schedule F – Information Concerning Pan American	F-1
Schedule G – Information Concerning Yamana	G-1
Schedule H – Post-Arrangement Organizational Chart	H-1
Schedule I – Consents of Financial Advisors	I-1

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December 20, 2022

Dear Fellow Shareholder:

You are invited to attend a special meeting of shareholders of Pan American Silver Corp. (“Pan American” or the “Company”) to be held on Tuesday, January 31, 2023, at 10:00 a.m. (Vancouver time) at Oceanview Suite, Pan Pacific Vancouver, 300 – 999 Canada Place, Vancouver, British Columbia, V6C 3B5 (the “Special Meeting”).

At the Special Meeting, you will be asked to consider an ordinary resolution (the “Share Issuance Resolution”) to approve the issuance of up to 156,923,287 common shares of Pan American (the “Pan American Shares”) to the shareholders of Yamana Gold Inc. (the “Yamana Shareholders”), in connection with Pan American’s proposed acquisition of all of the issued and outstanding common shares of Yamana Gold Inc. (“Yamana”) and the sale by Yamana of its Canadian assets, including certain subsidiaries and partnerships which hold Yamana’s interests in the Canadian Malartic mine, to Agnico Eagle Mines Limited (“Agnico”), by way of a plan of arrangement (the “Arrangement”) under the Canada Business Corporations Act (the “CBCA”).

The management information circular that accompanies this letter (the “Circular”) contains a detailed description of the Arrangement, as well as detailed information regarding Pan American and Yamana and certain pro forma and other information regarding Pan American after giving effect to the Arrangement. It also includes certain risk factors relating to the completion of the Arrangement. Please give this material your careful consideration.

Yamana is a leading Canadian-based precious metals producer with significant gold and silver production, development stage properties, exploration properties, and land positions throughout the Americas, including Canada, Brazil, Chile and Argentina. The acquisition of Yamana is logical and consistent with Pan American’s strategy to increase its scale, diversification and financial capacity in the Americas, while maintaining significant silver exposure.

REASONS FOR AND BENEFITS OF THE ARRANGEMENT:

This is a transformational and strategic transaction for Pan American which will strengthen the Company’s position as the leader in silver and gold production in Latin America. The combined company will benefit from: significantly increased scale; a transformed production profile in both silver and gold; a robust financial position; and a considerably larger market capitalization.

Benefits to the shareholders of Pan American from the Arrangement include:

●	A transformative increase in Pan American’s scale, adding four producing mines, plus development projects in Latin America;

●	Significantly improved trading liquidity (+50%) with a pro forma $5.6 billion market capitalization;

●	Meaningful impact to production and margin, demonstrated by representative 2022 pro forma increases:

o	Increase in annual silver production of approximately 9.5Moz;

o	Increase in annual gold production of approximately 550koz;

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o	Expected lower overall cost structure – Yamana’s Latin American assets forecast all-in sustaining cost (“AISC”) of approximately $981 per gold equivalent ounces (“GEO”) in 2022[1];

●	Broadens and diversifies Pan American’s Latin American exposure with operations in two additional jurisdictions (Brazil and Chile);

●	Pan American’s scale, experience and expertise in Latin America maximizes our ability to integrate and optimize Yamana’s Latin American assets;

●

Significant potential synergies estimated to be $40 million to $60 million per year through the operational efficiencies from the combined Latin American portfolios and corporate general and administrative cost savings;

●	Accretive on a per share basis with respect to key financial and operating metrics, even before considering synergies;

●

Robust pro forma revenue which is expected to result in increased cash flow from operations allowing for improved capital allocation flexibility. For example, revenue on a pro forma basis would have been $2.8 billion and $2.0 billion for 2021 and the nine months ended September 30, 2022, respectively;

●	Improved ability to internally fund the La Colorada Skarn development and other growth projects;

●	Adds assets with a long history of reserve replacement and an extensive exploration portfolio; and

●	Enhances ability to return capital to shareholders.

See the section of the Circular entitled “The Arrangement – Reasons for and Benefits of the Arrangement” for more details as to these benefits.

In addition to the completion of due diligence with respect to the Arrangement, your board of directors also received opinions from BMO Nesbitt Burns Inc. (“BMO Capital Markets”) and National Bank Financial Inc. (“National Bank Financial”) that the share consideration to be issued by Pan American pursuant to the Arrangement is fair, from a financial point of view, to Pan American.

AFTER CAREFUL CONSIDERATION OF THE ARRANGEMENT, THE BOARD OF DIRECTORS OF PAN AMERICAN UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE FOR THE SHARE ISSUANCE RESOLUTION.

SHAREHOLDER VOTE

The Share Issuance Resolution must be approved by at least a simple majority (50% plus one vote) of the votes cast by shareholders of Pan American (the “Pan American Shareholders”), either present in person or represented by proxy and entitled to vote at the Special Meeting.

CONDITIONS

In order to become effective, among other things, the Arrangement also requires the approval of the Yamana Shareholders and the Ontario Superior Court of Justice (Commercial List) (the “Court”), and the satisfaction of

1 GEO is calculated as the sum of gold ounces and the gold equivalent of silver ounces using a ratio of 72.55 for the year ended December 31, 2021. AISC per GEO sold is a non-GAAP financial measure. Please see the section entitled “Non-GAAP and IFRS Measures” on page 9 of the accompanying Circular.

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certain closing conditions customary to transactions of this nature. Assuming that all conditions to the Arrangement are satisfied, we expect the Arrangement to be completed in the first quarter of 2023.

Your vote is very important. Whether or not you plan to attend the Special Meeting, please submit your vote as soon as possible to ensure your views are represented at the Special Meeting. You can vote online or by phone, mail or in person at the Special Meeting.

VOTING METHOD	BENEFICIAL (NON-REGISTERED) SHAREHOLDERS If your shares are held with a broker, bank or other intermediary	REGISTERED SHAREHOLDERS If your shares are registered in your name

	BY INTERNET Go to www.proxyvote.com and follow the instructions. You will need your 16- digit control number found on your proxy form or voting instruction form, as applicable.	Go to www.investorvote.com and follow the instructions. You will need your control number, which is on your proxy form.

BY PHONE: Call 1.800.474.7493 and provide your 16-digit control number located on the enclosed voting instruction form.

Call 1.866.732.8683 (toll-free in North America) from a touch-tone phone and follow the voice instructions. You will need your control number, which is on your proxy form. If you vote by telephone, you cannot appoint anyone other than the appointees named on your proxy form as your proxyholder.

	BY MAIL Complete and return the proxy form or voting instruction form as applicable, in the prepaid envelope provided.	Complete, sign and date your proxy form and return it in the envelope provided.

I strongly support the Arrangement and will, along with my fellow officers and directors, be voting my shares in Pan American in favour of the Share Issuance Resolution. I urge you to do the same.

SHAREHOLDER QUESTIONS

If you have any questions relating to the attached document or with the completion and delivery of your proxy, please contact Morrow Sodali (Canada) Ltd., our proxy solicitation agent, by telephone at 1.888.777.1346 (North American Toll Free); or 1.289.695.3075 (Collect Outside North America); or by email at assistance@morrowsodali.com.

Yours sincerely,

(Signed) Gillian Winckler

Gillian Winckler
Chair of the Board

Vancouver, British Columbia

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SPECIAL MEETING OF SHAREHOLDERS

Notice of a Special Meeting of Shareholders

WHEN:

January 31, 2023

10:00 a.m. (Vancouver time)

WHERE:

Oceanview Suite, Pan Pacific Vancouver

300 – 999 Canada Place

Vancouver, British Columbia, V6C 3B5

We will cover the following items of business:

1.

The Share Issuance Resolution to authorize the issuance of up to 156,923,287 common shares (the “Pan American Shares”) of Pan American Silver Corp. (“Pan American”) as consideration in respect of the arrangement involving Pan American, Agnico Eagle Mines Limited (“Agnico”) and Yamana Gold Inc. (“Yamana”) under the Canada Business Corporations Act, pursuant to which Pan American will acquire all of the issued and outstanding common shares of Yamana and Yamana will sell its Canadian assets, including certain subsidiaries and partnerships which hold Yamana’s interests in the Canadian Malartic mine, to Agnico, as more fully described in the accompanying management information circular dated December 20, 2022 (the “Circular”). The full text of the Share Issuance Resolution is attached as Schedule B to the accompanying Circular.

2.	Transact any other business that may properly come before the Special Meeting.

Your vote is important.

You are entitled to receive this notice and vote at our Special Meeting if you owned Pan American Shares as of the close of business on December 14, 2022 (the record date for the Special Meeting).

The accompanying Circular contains important information about what the Special Meeting will cover, who can vote and how to vote. Please read it carefully. The Circular is expected to be mailed to holders of Pan American Shares (“Pan American Shareholders”) on or about January 4, 2023, with a form of proxy or voting instruction form (“VIF”) in accordance with applicable Laws.

The accompanying Circular and other materials are being sent to both registered and non-registered Pan American Shareholders.

If you are a registered Pan American Shareholder, send your completed proxy by mail or on the internet, to Computershare Investor Services Inc. (“Computershare”). Computershare must receive your proxy by 10:00 a.m. (Vancouver time) on January 27, 2023, or at least 48 hours (excluding Saturdays, Sundays and statutory holidays in British Columbia) prior to the time of any adjournment or postponement of the Special Meeting. The Chair of the Special Meeting has the discretion to accept or reject late proxy forms and can waive or extend the deadline for receiving proxy voting instructions without notice.

If a Pan American Shareholder receives more than one form of proxy because such holder owns Pan American Shares registered in different names or addresses, each form of proxy should be completed and returned.

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If you are a non-registered holder of Pan American Shares and have received these materials through your broker, custodian, nominee or other intermediary, please complete and return the form of proxy or VIF provided to you by your broker, custodian, nominee or other intermediary in accordance with the instructions provided therein. Your intermediary is responsible for properly executing your voting instructions. The package should include a VIF for you to complete with your voting instructions.

We have retained Morrow Sodali (Canada) Ltd. (“Morrow Sodali”) to act as our proxy solicitation and information agent in connection with the Special Meeting. If you have any questions relating to the attached document or the Special Meeting, please contact Morrow Sodali by telephone at 1.888.777.1346 (North American Toll Free); or 1.289.695.3075 (Collect Outside North America); or by email at assistance@morrowsodali.com.

DATED at Vancouver, British Columbia this 20th day of December, 2022.

BY ORDER OF THE BOARD OF DIRECTORS

(Signed) Michael Steinmann

Michael Steinmann

President & Chief Executive Officer

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About this Information Circular

Defined Terms

This Circular contains defined terms. For a list of the defined terms, please see the Glossary attached as Schedule A to this Circular.

Overview

You have received this Circular for the Special Meeting of Pan American Shareholders to be held at 10:00 a.m. (Vancouver time) on January 31, 2023 because our records indicate that you owned Pan American Shares as of the close of business on December 14, 2022 (the “Record Date”). You have the right to attend the Special Meeting and vote on the items of business to be addressed at the Special Meeting in person or represented by proxy. You retain these rights if the Special Meeting is adjourned or postponed.

In particular, you will be asked to consider the Share Issuance Resolution to approve the issuance of up to 156,923,287 Pan American Shares to Yamana Shareholders in connection with Pan American’s proposed acquisition of all of the issued and outstanding Yamana Shares by way of a Plan of Arrangement under the CBCA.

Both the Board of Directors (the “Board”) and management of Pan American encourage you to vote. Our management will be soliciting your vote for this Special Meeting and any Special Meeting that is reconvened if it is postponed or adjourned.

In this document, we, us, our, Pan American and the Company mean Pan American Silver Corp.

You, your and shareholder mean holders of Shares of Pan American as of the Record Date.

Your vote is important. This Circular describes what the Special Meeting will cover and how to vote. Please read it carefully and vote, either by completing the form included with this package or by attending the Special Meeting in person.

Unless otherwise indicated, all currency amounts stated in this Circular are stated in the lawful currency of the United States.

This Circular is dated December 20, 2022. Unless otherwise stated, information in this Circular is as of December 20, 2022.

Receiving Documents

This Circular is expected to be mailed to Pan American Shareholders on or about January 4, 2023, with a form of proxy or VIF, in accordance with applicable Laws.

This Circular and other materials are being sent to both registered and non-registered Pan American Shareholders.

If you are a registered Pan American Shareholder, send your completed proxy by mail, to Computershare or complete your proxy vote on the internet as provided in the materials. Computershare must receive your proxy by 10:00 a.m. (Vancouver time) on January 27, 2023, or at least 48 hours (excluding Saturdays, Sundays and statutory holidays in British Columbia) prior to the time of any adjournment or postponement of the Special Meeting. The Chair of the Special Meeting has the discretion to accept late proxy forms.

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If you are a non-registered Pan American Shareholder, we have provided these documents to your broker, custodian, fiduciary or other intermediary to forward to you. Please follow the voting instructions that you receive from your intermediary. Your intermediary is responsible for properly executing your voting instructions.

If you have any questions about the procedures to be followed to qualify to vote at the Special Meeting or about obtaining and depositing the required form of proxy, you should contact Morrow Sodali, our proxy solicitation agent, by telephone at: 1.888.777.1346 (North American Toll Free); or 1.289.695.3075 (Collect Outside North America); or by email at: assistance@morrowsodali.com.

Additional information

You can find financial information relating to Pan American in our comparative financial statements and management’s discussion and analysis (“MD&A”) for our most recently completed financial year or quarter. See our MD&A, financial statements and our annual information form (and the related United States Securities and Exchange Commission (“SEC”) filings on Form 40-F and Form 6-K) for additional information about us. These documents are available on:

●	our website (www.panamericansilver.com)

●	SEDAR (www.sedar.com)

●	EDGAR (www.sec.gov)

You can also request copies of these documents or additional copies of this Circular, free of charge, by contacting our corporate secretary:

Corporate Secretary	www.panamericansilver.com
Pan American Silver Corp.	1-800-677-1845 (North America toll-free)
1500 – 625 Howe Street	604-684-0147 (fax)
Vancouver, British Columbia V6C 2T6

Our Board has approved the contents of this Circular and has authorized us to send it to you. We have also sent a copy to each of our directors and our auditor.

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General Information

Information Contained in this Circular

The information contained in this Circular is given as at December 20, 2022, except where otherwise noted, and information contained in documents incorporated by reference herein is given as of the dates noted in those documents.

This Circular does not constitute an offer to buy, or a solicitation of an offer to sell any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such an offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation.

You should not construe the contents of this Circular as legal, tax or financial advice and should consult with your own professional advisors in considering the relevant legal, tax, financial or other matters contained in this Circular.

No person has been authorized to give any information or make any representation in connection with the Arrangement or any other matters to be considered at the Special Meeting other than those contained in our press releases dated November 4, 2022, November 8, 2022, November 9, 2022, November 21, 2022, our investor presentation dated November 10, 2022, our material change report dated November 14, 2022, our investor presentation dated December 5, 2022, and this Circular. If given or made, any such information or representation must not be relied upon as having been authorized by us.

All summaries of, and references to, the Arrangement in this Circular are qualified in their entirety by reference to the complete text of the plan of arrangement (the “Plan of Arrangement”) attached as Schedule A to the arrangement agreement among Pan American, Agnico and Yamana dated November 4, 2022 (the “Arrangement Agreement”), which is available on Pan American’s issuer profile on SEDAR (www.sedar.com) and EDGAR (www.sec.gov). You are urged to carefully read the full text of the Plan of Arrangement.

Information Concerning Yamana

Except as otherwise indicated, the information concerning Yamana contained in this Circular has been provided by Yamana or taken from, or is based upon, publicly available information and records on file with Canadian securities regulatory authorities and other public sources. In the Arrangement Agreement, Yamana provided a covenant that it would provide Pan American with such information and ensure that such information does not include any misrepresentation concerning Yamana and its affiliates or contain any untrue statement of a material fact or omit to state any material fact required to be stated in the Circular or necessary to make the statements in the Circular, in light of the circumstances under which they were made, not misleading. Although we have no knowledge that would indicate that any statements contained herein concerning Yamana taken from or based on such documents and records are untrue or incomplete, neither we nor any of our directors or officers assume any responsibility for the accuracy or completeness of such information, including any of Yamana’s financial statements or Yamana’s mineral reserve and mineral resource estimates, or for any failure of Yamana to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to us.

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Cautionary Notice Regarding Forward-Looking Statements and Information

This Circular, and the documents incorporated by reference herein, contain certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian Securities Laws. All statements, other than statements of historical fact, are forward-looking statements or information. When used in this Circular, the words “anticipate”, “believe”, “continue” “estimate”, “expect”, “objective”, “ongoing”, “will”, “project”, “should”, “intend”, “potential” “pro forma”, “target”, “plan”, “forecast”, “budget”, “may”, “schedule” and other similar expressions are intended to identify forward-looking statements or information. These forward-looking statements or information relate to, among other things:

●

the timing and implementation of the Arrangement, the structure, steps, timing and effects of the Arrangement, including expectations regarding whether the Arrangement will be completed, including whether the conditions to completion of the Arrangement will be satisfied;

●	the sale by Yamana of its Canadian Assets, including certain Subsidiaries and partnerships which hold Yamana’s interest in the Canadian Malartic mine, to Agnico;

●	the integration of Yamana with Pan American following the Arrangement;

●	the implementation of transactions contemplated by the Conveyance Agreement;

●	reasons for, and the anticipated benefits of, the Arrangement;

●	the risk factors related to the Arrangement and to each of Pan American’s and Yamana’s business;

●	the consequences to Pan American and Pan American Shareholders if the Arrangement is not completed;

●	the pro forma financial information of Pan American;

●	the trading liquidity and market capitalization of the Pan American Shares following the Arrangement;

●	the silver, gold and base metal production and margin of Pan American following the Arrangement;

●	the enhanced geographic diversification benefits of the Arrangement;

●	the expectation that the Arrangement will lead to greater efficiencies and lower costs of production;

●	our business outlook following the Arrangement;

●	plans and expectations for Pan American’s and Yamana’s properties and operations following the Arrangement;

●	forecast business and financial results, including the estimates of expected or anticipated economic returns from Pan American’s and Yamana’s mining projects;

●	combined financial position;

●	access to and estimated costs of capital;

●	corporate, operational, financial, scale and other synergies;

●	achievement of anticipated production levels;

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●	sources and impact of funding of the Arrangement;

●	expectations regarding the timing and receipt of approval of the Arrangement by Yamana Shareholders and Pan American Shareholders;

●	expectations regarding receipt of Mexican Competition Law Approval;

●	expectations regarding the conditions precedent, representations and warranties, covenants and closing conditions of the Arrangement Agreement being met;

●	Court approval of the Arrangement, including the receipt, timing and conditions of the Final Order;

●	stock exchange listings, Authorizations and reporting requirements being met;

●	cash and total costs of production at each of Pan American’s and Yamana’s properties;

●	the anticipated strong financial position of Pan American after the Arrangement;

●	future opportunities for growth;

●	the dates for the Yamana Meeting and the Pan American Meeting and the solicitation of proxies therefor;

●	the Yamana directors and officers abiding by the terms of the Yamana Support Agreements and the Pan American directors and officers abiding by the terms of the Pan American Support Agreements;

●	the exercise of Dissent Rights by registered Yamana Shareholders with regard to the Arrangement;

●	operating margins, shareholder returns, cost profile and integration plans;

●	estimated production rates for silver and other payable metals produced by Pan American and Yamana;

●	the price of silver and other metals;

●	future sales of metals, concentrates or other products produced by Pan American and Yamana;

●	Pan American’s and Yamana’s mineral reserve and mineral resource estimates;

●	Pan American’s ability to pay out dividends following completion of the Arrangement;

●	the governance and management structure of Pan American following the completion of the Arrangement;

●	the sufficiency of Pan American’s and Yamana’s current working capital and anticipated operating cash flow;

●	estimated expenses associated with the Arrangement;

●	estimated closure costs and the cost of remediation programs;

●	the expectation that the Pan American Shares issued to Yamana Shareholders will be listed on the Toronto Stock Exchange (the “TSX”) and Nasdaq Inc. (“Nasdaq”);

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●	expected requirements and exemptions of U.S. Securities Laws, including those related to transfer restrictions and registration requirements;

●	the trading price of the Pan American Shares and the Yamana Shares;

●

credit ratings of Pan American, Yamana and Yamana’s $500 million aggregate principal amount of 2.63% senior notes due August 2031 and $300 million aggregate principal amount of 4.625% senior notes due December 2027 (collectively, the “Senior Notes”) by third party rating organizations;

●	prices for energy inputs and other key supplies;

●	labour and materials costs; and

●	anticipated Taxes and expected tax treatment of the Arrangement.

These statements or information reflect our current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by us, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or information contained in this Circular and we have made assumptions and estimates based on or related to many of these factors. The factors and assumptions related to the Arrangement include, but are not limited to:

●	the approval of the Arrangement by the Court;

●	the approval of the Share Issuance Resolution by Pan American Shareholders;

●

the approval of the special resolution of the Yamana Shareholders approving the Arrangement, which is to be considered at the Yamana Meeting, substantially in the form of Schedule B to the Arrangement Agreement (the “Arrangement Resolution”);

●	the receipt of all required regulatory and third party approvals to complete the Arrangement;

●	the ability of the Parties to satisfy, in a timely manner, the other conditions to the closing of the Arrangement and the completion of the Arrangement on expected terms;

●	the ability to successfully integrate Yamana and Pan American in a timely manner following completion of the Arrangement;

●

there being no significant political developments, whether generally, or in respect of the mining industry specifically, in any of Brazil, Chile, Peru, Mexico, Argentina, Bolivia, Guatemala, Canada and the United States that are not consistent with Pan American’s or Yamana’s current expectations;

●

there being no significant disruptions affecting Pan American’s or Yamana’s operations, whether due to permitting issues, environmental issues, construction delays, labour disruptions, natural disasters, epidemics, litigation, social or indigenous issues, supply disruptions, power disruptions, damage to equipment or otherwise;

●	the exchange rates between the Canadian dollar, U.S. dollar, Brazilian Real, Chilean Peso, Peruvian Sol, Mexican Peso, Argentine Peso, Bolivian Boliviano or Guatemalan Quetzal;

●	tonnage of ore to be mined and processed;

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●	ore grades and recoveries;

●	prices for silver, gold and base metals remaining as estimated;

●	currency exchange rates remaining as estimated;

●	capital, decommissioning and reclamation estimates;

●	our mineral reserve and resource estimates and the assumptions upon which they are based;

●	prices for energy inputs, labour, materials, supplies and services (including transportation);

●	no labour-related disruptions at any of Pan American’s or Yamana’s operations;

●	no unplanned delays or interruptions in scheduled production;

●	no extreme weather events causing prolonged disruptions;

●	no litigation threatening Pan American’s or Yamana’s ongoing operations;

●	all necessary permits, licenses and regulatory approvals for Pan American’s or Yamana’s operations are received in a timely manner; and

●	Pan American’s and Yamana’s ability to comply with environmental, health and safety Laws.

Other factors include, without limitation: fluctuations in spot and forward markets for silver, gold, base metals and certain other commodities (such as natural gas, fuel oil and electricity); fluctuations in currency markets (such as the Canadian dollar, Brazilian Real, Chilean Peso, Peruvian Sol, Mexican Peso, Argentine Peso, Bolivian Boliviano or Guatemalan Quetzal versus the U.S. dollar); changes in national and local government, legislation, taxation, controls or regulations including, among others, changes to import and export regulations and Laws relating to the repatriation of capital and foreign currency controls; political or economic developments in Canada, the United States, Brazil, Chile, Peru, Mexico, Argentina, Bolivia, Guatemala or other countries where Pan American may carry on business in the future; the impact on relationships with regulatory bodies, employees, suppliers, customers and competitors; operational risks and hazards associated with the business of mineral exploration, development and mining (including equipment breakdowns, natural disasters, environmental hazards, industrial accidents, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom Pan American and Yamana do business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; employee relations; relationships with and claims by local communities and Indigenous populations; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses and permits and the presence of Laws and regulations that may impose restrictions on mining; diminishing quantities or grades of mineral reserves as properties are mined; global financial conditions; Pan American’s ability to complete and successfully integrate acquisitions and to mitigate other business combination risks; challenges to, or difficulty in maintaining, Pan American’s and Yamana’s title to properties and continued ownership thereof; the actual results of current exploration activities, and the potential impact on future exploration activities; conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors; increased competition in the mining industry for properties, equipment, qualified personnel, and their costs; fluctuations in prices for energy inputs, labour, materials, supplies and services (including transportation); Pan American’s and Yamana’s ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner; changes in Laws, regulations and government practices in the jurisdictions where we and Yamana operate, including environmental, export and import Laws and regulations; and those factors identified under the caption “Risks

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Related to Pan American’s Business” in our most recent Form 40-F and the annual information form of Pan American dated February 23, 2022 (the “Pan American Annual Information Form”) and under the caption “Risk Factors” in Yamana’s most recent Form 40-F, the annual information form of Yamana dated March 28, 2022 (the “Yamana Annual Information Form”) and the MD&A of Yamana for the three and nine month periods ended September 30, 2022 and 2021, dated October 27, 2022, each as filed with the SEC and Canadian provincial and territorial securities regulatory authorities, as applicable. Investors are cautioned against attributing undue certainty or reliance on forward-looking statements. Although we have attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. We do not intend, and do not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable Law.

Notice to United States Securityholders

THE SECURITIES ISSUABLE IN CONNECTION WITH THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR SECURITIES REGULATORY AUTHORITIES IN ANY STATE, NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES REGULATORY AUTHORITIES OF ANY STATE PASSED UPON THE ADEQUACY OR ACCURACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Consideration Shares to be issued under the Arrangement have not been registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), and are being issued in reliance on the exemption from registration set forth in Section 3(a)(10) thereof on the basis of the approval of the Court, which will consider, among other things, the procedural and substantive fairness of the terms and conditions of the Arrangement to Yamana Shareholders. See “Issuance of Consideration Shares in the United States.”

Yamana Shareholders should be aware that the acquisition of the securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States are not described herein. U.S. Securityholders should consult their own tax advisors with respect to their own particular circumstances.

The solicitation of proxies hereby is not subject to the proxy requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “U.S. Exchange Act”), by virtue of an exemption applicable to proxy solicitations by foreign private issuers as defined in Rule 3b-4 under the U.S. Exchange Act. Accordingly, this Circular has been prepared in accordance with applicable disclosure requirements in Canada. Securityholders in the United States should be aware that such requirements are different than those of the United States.

Financial statements and information included or incorporated by reference herein have been prepared in accordance with IFRS as issued by the International Accounting Standards Board and thus may not be comparable to financial statements of United States companies.

The enforcement by investors of civil liabilities under U.S. Securities Laws may be affected adversely by the fact that each of Pan American, Agnico and Yamana is incorporated or organized outside the United States, that some or all of their respective officers and directors and the experts named herein are residents of a foreign country, and that all or a substantial portion of the assets of Pan American, Agnico and Yamana and said persons are located outside the United States. As a result, it may be difficult or impossible for U.S. Securityholders to effect service of process within the United States upon Pan American, Agnico and Yamana, their respective officers or directors or the experts named herein, or to realize against them upon judgments of courts of the United States predicated upon civil liabilities under the U.S. Securities Laws or “blue sky” Laws of any state within the United States. In addition, U.S. Securityholders should not assume that the courts of Canada: (a) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under U.S.

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Securities Laws or “blue sky” Laws of any state within the United States; or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under U.S. Securities Laws or “blue sky” Laws of any state within the United States.

Cautionary Note Concerning Mineral Properties Disclosure

Disclosure regarding the mineral properties of Pan American and Yamana, including with respect to mineral reserve and mineral resource estimates included in this Circular, including the annexes hereto and the documents incorporated by reference herein, was prepared in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the SEC generally applicable to U.S. companies. For example, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in NI 43-101. These definitions differ from the definitions in the disclosure requirements promulgated by the SEC. Accordingly, information contained in this Circular, including in the annexes hereto and the documents incorporated by reference herein, will not be comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

Currency Exchange Rate Information

Unless stated otherwise or the context otherwise requires, all references to dollar amounts in this Circular are references to United States dollars. References to “$” are to U.S. dollars and references to “CAD$” are to Canadian dollars.

The following table sets forth, for each period indicated, the exchange rate of the Canadian dollar to the U.S. dollar at the end of such period and the average, high and low exchange rates for such period (such rates, which are expressed in Canadian dollars, are based on the daily exchange rate for U.S. dollars reported by the Bank of Canada).

	Nine months ended September 30, 2022 ($)	Year ended December 31, 2021 ($)
Low for the period	1.2451	1.2040
High for the period	1.3726	1.2942
Rate at the end of the period	1.3707	1.2678
Average rate for the period	1.2828	1.2535

On December 20, 2022, the date of this Circular, the Bank of Canada daily exchange rate for the purchase of one U.S. dollar using Canadian dollars was CAD$1.3621.

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Non-GAAP and IFRS Measures

This Circular and the documents incorporated by reference in this Circular refer to various non-GAAP and IFRS measures, such as cash costs per payable ounce of silver, net of by-product credits, AISC per silver ounce sold, AISC, gross margin and working capital, which we use to manage and evaluate operating performance at each of our mines and are widely reported in the silver mining industry as benchmarks for performance, but do not have standardized meaning and are not a recognized measure under GAAP or IFRS. To facilitate a better understanding of these measures as calculated by us, please see “Alternative Performance (Non-GAAP) Measures” in our MD&A for the year ended December 31, 2021, and in our MD&A for the three and nine months ended September 30, 2022.

This Circular and the documents incorporated by reference in this Circular also refer to various non-GAAP and IFRS measures, such as GEO and AISC per GEO, which Yamana uses to manage and evaluate operating performance at each of its mines and are widely reported in the gold mining industry as benchmarks for performance, but do not have standardized meaning and are not a recognized measure under GAAP or IFRS. In particular, Yamana’s and Pan American’s calculations of AISC differ. To facilitate a better understanding of these measures as calculated by Yamana, please see “Non-GAAP Financial Performance Measures” in the Yamana Annual Information Form, the Yamana MD&A for the year ended December 31, 2021, and the Yamana MD&A for the three and nine months ended September 30, 2022, each of which is incorporated herein by reference.

Market and Industry Data

Pan American has obtained market and industry data and other statistical information presented in this Circular or in the documents incorporated by reference herein from third-party publications and reports. Although Pan American believes these publications and reports to be reliable, it has not independently verified the data or other statistical information contained therein, nor has it ascertained the underlying economic or other assumptions relied upon by these sources. Pan American has no intention and undertakes no obligation to update or revise any such information or data, whether as a result of new information, future events or otherwise, except as required by Law.

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Frequently Asked Questions

What is this document?

This Circular is being sent to you in connection with the Special Meeting of Pan American Shareholders that will be held on Tuesday, January 31, 2023, at 10:00 a.m. (Vancouver time) at Oceanview Suite, Pan Pacific Vancouver, 300 – 999 Canada Place, Vancouver, British Columbia, V6C 3B5. This Circular provides additional information about the business of the Special Meeting, Pan American and Yamana. A form of proxy or VIF accompanies this Circular.

Why is the Special Meeting being held?

We are holding the Special Meeting in order to approve the issuance of Pan American Shares, in connection with the Arrangement, whereby Pan American will acquire all of the issued and outstanding Yamana Shares and Yamana will sell its Canadian Assets, including certain Subsidiaries and partnerships which hold Yamana’s interests in the Canadian Malartic mine, to Agnico.

Under the rules of the TSX and Nasdaq, a listed company is generally required to obtain shareholder approval in connection with an acquisition transaction where the number of securities issued or issuable in payment of the purchase price for the acquisition exceeds 25%, in the case of the TSX, and 20%, in the case of Nasdaq, of the number of outstanding securities of the listed issuer, on a non-diluted basis, prior to the date of closing of the transaction. As the Arrangement will result in us issuing up to 156,923,287 Pan American Shares, which represent approximately 74.5% of the currently issued and outstanding Pan American Shares, as payment of the purchase price for the acquisition, approval of the Share Issuance Resolution by a simple majority (50% plus one vote) of votes cast at the Special Meeting by our shareholders, present in person or represented by proxy, is required. The text of the Share Issuance Resolution is set out in full at Schedule B to this Circular.

Who is eligible to vote?

Holders of Pan American Shares at the close of business on the Record Date (December 14, 2022) and their duly appointed representatives are eligible to vote. Each Pan American Share is entitled to one vote.

How do I vote?

If you are a registered Pan American Shareholder, you may vote your shares by proxy or you can attend the Special Meeting and vote in person. Voting by proxy is the easiest way to vote because you do not have to attend the Special Meeting in person. Instead, you appoint the persons named in the proxy or another person or entity of your choosing, to represent you as a proxyholder and vote your Pan American Shares at the Special Meeting. A proxyholder must be a shareholder of the Company, unless the person appointing the proxyholder is a corporation or a duly authorized representative of a corporation. A proxy will not be valid unless it is dated and signed by the registered shareholder or by the registered shareholder’s attorney with proof that they are authorized to sign, and completed according to the instructions therein.

There are different ways to submit your voting instructions depending on whether you are a registered or non-registered Pan American Shareholder.

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VOTING METHOD	BENEFICIAL (NON-REGISTERED) SHAREHOLDERS If your shares are held with a broker, bank or other intermediary	REGISTERED SHAREHOLDERS If your shares are registered in your name

	BY INTERNET Go to www.proxyvote.com and follow the instructions. You will need your 16-digit control number found on your proxy form or voting instruction form, as applicable.	Go to www.investorvote.com and follow the instructions. You will need your control number, which is on your proxy form.

BY PHONE: Call 1.800.474.7493 and provide your 16-digit control number located on the enclosed voting instruction form.

Call 1.866.732.8683 (toll-free in North America) from a touch-tone phone and follow the voice instructions. You will need your control number, which is on your proxy form. If you vote by telephone, you cannot appoint anyone other than the appointees named on your proxy form as your proxyholder.

	BY MAIL Complete and return the proxy form or voting instruction form as applicable, in the prepaid envelope provided.	Complete, sign and date your proxy form and return it in the envelope provided.

If your shares are held in an account with a bank, trust company, securities broker, trustee or other intermediary, please refer to the answer to the question “How do I vote if my shares are held in the name of an intermediary?” below.

Who is soliciting my proxy?

Proxies are being solicited in connection with this Circular by Pan American’s management. Pan American will bear the costs associated with the solicitation (with certain exceptions). The solicitation will be made primarily by mail, but proxies may also be solicited personally by regular employees of Pan American to whom no additional compensation will be paid. In addition, we have retained the services of Morrow Sodali who may contact you by telephone or email to solicit proxies for the Company. We estimate Morrow Sodali’s fees will be up to approximately CAD$85,000, in addition to certain out-of-pocket expenses.

What is the Arrangement?

The Arrangement involves us acquiring all of the issued and outstanding Yamana Shares and the sale by Yamana of its Canadian Assets, including certain Subsidiaries and partnerships which hold Yamana’s interests in the Canadian Malartic mine, to Agnico. Pursuant to the Arrangement, the Yamana Shareholders will receive for each Yamana Share: (i) 0.1598 of a Pan American Share to be issued by Pan American; (ii) 0.0376 of a common share in the authorized share capital of Agnico (each whole such share, an “Agnico Share”) to be issued by Agnico; and (iii) $1.0406 in cash to be paid by Agnico (the “Consideration”).

The aggregate Consideration represents a value of $4.8 billion or $5.02 per Yamana Share, based on the closing price of Pan American’s and Agnico’s shares on November 3, 2022, a premium of 23% to the closing price of the Yamana Shares on November 3, 2022, and a premium of approximately 15% to the implied price under the Gold Fields Agreement based on the market close on November 3, 2022.

The Arrangement is being carried out pursuant to the terms of an Arrangement Agreement among Pan American, Agnico and Yamana and will be conducted in accordance with a court-approved Plan of Arrangement under the CBCA.

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Former Yamana Shareholders and Former Pan American Shareholders are expected to own approximately 42.4% and 57.6%, respectively, of the Pan American Shares immediately following completion of the Arrangement based on the number of Pan American Shares and Yamana Shares issued and outstanding as of November 4, 2022, each on a non-diluted basis, and the 1% buffer described under the heading “Business to be Acted Upon at the Special Meeting – Share Issuance Resolution”.

Why is Pan American proposing to acquire Yamana?

Yamana is a Canadian-based precious metals producer with significant gold and silver production, development stage properties, exploration properties, and land positions throughout the Americas, including Canada, Brazil, Chile and Argentina. The acquisition of Yamana is consistent with Pan American’s vision to become the leading low-cost primary producer of silver in the world.

Benefits to the shareholders of Pan American from the Arrangement include:

●

Transformational Increase in Scale: The Arrangement will result in a transformational growth in scale for Pan American, adding Yamana’s four producing mines – the Jacobina mining complex in Brazil, the El Peñón and Minera Florida mines in Chile, and the Cerro Moro mine in Argentina – plus two development projects in Argentina, to Pan American’s existing portfolio of eight producing mines, three assets on care and maintenance and a number of advanced exploration projects in the Americas. Pan American’s medium and longer term growth prospects, currently tied to the ILO 169 consultation process for Escobal and development of the La Colorada Skarn, will also be bolstered by Jacobina’s phased expansion and Yamana’s pipeline of advanced exploration projects.

●

Improved Liquidity and Market Capitalization: The Arrangement is expected to significantly improve Pan American’s trading liquidity (+50%)[2] with a pro forma $5.6 billion market capitalization.[3] We believe the combined company will be the leading investment vehicle for silver mining investors.

●

Significantly Increased Production Profile: The Arrangement will have a meaningful impact on Pan American’s precious metals production. For example, in 2022, on a pro forma basis, the Arrangement would have resulted in an estimated increase in Pan American’s annual silver production of approximately 9.5 million ounces and an estimated increase in annual gold production of approximately 550 thousand ounces.[4] This will strengthen Pan American’s position as the leading Latin American focused silver and gold producer.

●

Increased Mineral Reserves and Resources: The Arrangement will immediately add 111 million ounces of silver and 10 million ounces of gold to Pan American’s proven and probable reserves.[5] Moreover, the Arrangement will enhance Pan American’s leading silver resource base among its peers with an increase of 50.9 million ounces of silver measured and indicated resources and 62.6 million ounces of silver inferred resources, in addition to 11.1 million ounces of gold measured and indicated resources and 6.8 million ounces of gold inferred resources.

●	Continued Exposure to Silver: The combined company is expected to maintain significant revenue exposure to silver following the Arrangement, with 21% of pro forma revenue derived from silver,

2 Based on Yamana’s average daily trading value over the last 12 months (attributable to Pan American based on the percentage of aggregate Consideration funded by Pan American) divided by Pan American’s average daily trading value over the last 12 months.

3 Based on pro forma shares outstanding of 364 million multiplied by the November 3, 2022 closing price of the Pan American Shares of $15.25.

4 Based on Yamana’s 2022 guidance, as per its news release dated February 17, 2022.

5 Please see the Yamana Annual Information Form incorporated by reference herein for Yamana’s mineral reserves and resources as at December 31, 2021.

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compared to Pan American’s current 25%6, assuming no production from the Escobal mine which is currently on care and maintenance.

●

Enhanced Diversification: The Arrangement provides Pan American with improved geographic diversification, with exposure to two additional South American jurisdictions (Chile and Brazil), while maintaining its Americas focus. Following the Effective Time, the combined company will consist of 11 operating mines, excluding the Manantial Espejo mine which will cease production by the end of 2022, and an extensive portfolio of development and exploration projects throughout eight jurisdictions in the Americas. Pro forma revenue from these 11 operating mines will not exceed 23% from any single jurisdiction (Peru: 23%, Chile: 19%, Mexico: 18%, Argentina: 16%, Brazil: 12%, Canada: 9% and Bolivia: 3%).

●

Leverages Presence in Latin America: Having operated mines in South America for over 28 years, Pan American possesses the existing scale, experience and expertise in Latin America to efficiently integrate Yamana’s properties into its portfolio and optimize the assets of the combined company. Furthermore, there are significant opportunities to unlock synergistic value estimated to be $40 million to $60 million per year through operational efficiencies from the combined Latin America portfolios and corporate general and administrative cost savings in Canada.[7]

●

Enhanced Financial Flexibility: The Arrangement is accretive to key financial and operating metrics, even before considering synergies. The combined company will benefit from an expected lower overall cost structure, as Yamana’s Latin American assets have a forecast AISC of approximately $981 per GEO in 2022[8] and are currently ranked in the second quartile (33%) of the gold cost curve, relative to its gold peers[9]. In addition, pro forma revenue is expected to result in increased cash flow from operations allowing for improved capital allocation flexibility. For example, revenue on a pro forma basis would have been $2.8 billion and $2.0 billion for 2021 and the nine months ended September 30, 2022, respectively[10]. Pro forma total available liquidity of the combined company is $531 million,[11] comprised of $181 million of cash and cash equivalents and a $350 million available under Pan American’s sustainability-linked revolving credit facility, which aligns Pan American’s environmental, social and governance (“ESG”) performance to its cost of capital. Pan American has received a commitment from a Canadian chartered bank to underwrite an upsized revolving credit facility of up to $750 million following closing of the Arrangement and a term loan of up to $500 million, for a combined total credit commitment of up to $1.25 billion.

●

Supports Growth: The Arrangement will improve Pan American’s ability to internally fund the La Colorada Skarn development and other growth projects. The Arrangement will also add assets with a long history of reserve replacement and an extensive exploration portfolio to support the combined company’s future production profile.

What does the Pan American Board think about the Arrangement?

AFTER CAREFUL CONSIDERATION OF THE ARRANGEMENT, THE PAN AMERICAN BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE FOR THE SHARE ISSUANCE RESOLUTION.

6 Pro forma numbers based on third quarter 2022 year-to-date performance for Pan American and Yamana, excluding the Escobal mine.

7 Pan American Silver’s anticipated synergies are expected to be post-tax savings given geographic breakdown of taxable income.

8 As per Yamana’s 2022 guidance as at February 17, 2022. GEO is calculated as the sum of gold ounces and the gold equivalent of silver ounces using a ratio of 72.55 for the year ended December 31, 2021. All-in sustaining costs per GEO sold is a non-GAAP financial measure. Please see the section entitled “Non-GAAP and IFRS Measures” on page 9 of this Circular.

9 As per Wood Mackenzie Ltd., 2022 by-product total cash cost and sustaining capital expenditures gold mine composite cost curve (Q4 2022 dataset dated December 2022). The data has been adjusted to exclude Yamana’s 50% share in the Canadian Malartic mine.

10 Please see “Unaudited Pro Forma Consolidated Financial Statements” attached as Schedule C to this Circular.

11 Pan American’s cash & cash equivalents as at September 30, 2022, Yamana’s cash balance (excluding cash allocated to the MARA Project) as at September 30, 2022, less the $300 million cash break fee paid to Gold Fields.

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Has Pan American received fairness opinions in connection with the Arrangement?

Each of BMO Capital Markets and National Bank Financial has provided a fairness opinion to the Pan American Board to the effect that, as of November 2, 2022, and based upon and subject to the assumptions, limitations and qualifications set forth in each opinion, the Pan American Share Consideration (as defined under the heading “The Arrangement – Consideration”) to be issued by Pan American pursuant to the Arrangement Agreement is fair, from a financial point of view, to Pan American. The full text of the opinions can be found in Schedules D and E to this Circular.

How many Pan American Shares could be issued pursuant to the Arrangement?

Up to 156,923,287 Pan American Shares will be issuable in connection with the Arrangement. The Share Issuance Resolution will authorize Pan American to issue up to this number of Pan American Shares.

How will the Arrangement affect my ownership and voting rights as a Pan American Shareholder?

Former Yamana Shareholders and Former Pan American Shareholders are expected to own approximately 42.4% and 57.6%, respectively, of the Pan American Shares immediately following completion of the Arrangement based on the number of Pan American Shares and Yamana Shares issued and outstanding as of November 4, 2022, each on a non-diluted basis, and the 1% buffer described under the heading “Business to be Acted Upon at the Special Meeting – Share Issuance Resolution”.

As a result of the issuance of Pan American Shares in connection with the Arrangement, your ownership and voting interests in the Company will be diluted relative to your current interests, however the joint asset base of the combined company will be significantly larger.

What level of Pan American Shareholder approval is required?

In order to become effective, the Share Issuance Resolution must be approved by a simple majority (50% plus one vote) of the votes cast at the Special Meeting by our shareholders, present in person or represented by proxy.

How are the directors, officers and certain significant shareholders voting their Pan American Shares?

All of our directors and executive officers, and certain significant shareholders are required to vote their shares FOR the Share Issuance Resolution in accordance with the terms of the Pan American Support Agreements.

When does Pan American expect the Arrangement to be completed?

As the Arrangement is conditional upon the receipt of a number of stock exchange, regulatory, court and shareholder approvals, the exact timing of completion of the Arrangement cannot be predicted, but it is expected to be in or about the first quarter of 2023.

What conditions must be satisfied to complete the Arrangement?

The Arrangement is conditional upon the receipt of, among other things: (a) the approval of the Share Issuance Resolution by an affirmative vote of a simple majority (50% plus one vote) of votes cast at the Special Meeting by Pan American Shareholders present in person or represented by proxy; (b) the approval of the Arrangement Resolution by an affirmative vote of not less than 66 2⁄3% of the votes cast by Yamana Shareholders present in person (or online) or represented by proxy and entitled to vote at the special meeting of Yamana Shareholders to be called and held in accordance with the Interim Order to consider the Arrangement Resolution (the “Yamana Meeting”), with each Yamana Share entitling a Yamana Shareholder to one vote; (c) applicable stock exchange and

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regulatory approvals, including receipt of the Final Order from the Court; and (d) the satisfaction of certain closing conditions customary for transactions of this nature.

Who will be the senior management and directors of Pan American following the completion of the Arrangement?

The current senior executives of Pan American will continue to manage the combined company following the Arrangement. Pan American and Yamana have agreed that three independent directors of Yamana, as identified by the Nominating and Governance Committee of the Pan American Board, will be appointed to join the current members of the Pan American Board promptly following the Effective Time, and that Pan American will work cooperatively with Yamana to determine the integration of Yamana management into the management team of Pan American on or prior to the Effective Time.

Am I entitled to dissent rights?

No. Pan American Shareholders are not entitled to dissent rights in connection with the Arrangement or the actions to be taken at the Special Meeting.

What if Pan American Shareholders do not approve the Share Issuance Resolution?

If Pan American Shareholders do not approve the Share Issuance Resolution, then the Arrangement will not proceed and any of Pan American, Agnico or Yamana may elect to terminate the Arrangement Agreement. If the Arrangement Agreement is so terminated, Pan American will be obligated to reimburse Yamana $40 million for its fees, costs and expenses incurred in connection with the Arrangement (the “Pan American Expense Reimbursement”).

Are there risks I should consider in connection with the Arrangement?

Yes. There are a number of risk factors that you should consider in connection with the Arrangement. These are described in the section of this Circular entitled “Risk Factors”.

How do I vote my shares in person?

If you are a registered Pan American Shareholder and plan to attend the Special Meeting on Tuesday, January 31, 2023, and you wish to vote your Pan American Shares in person at the Special Meeting, do not complete the enclosed form of proxy, as your vote will be taken and counted at the Special Meeting. Please register with Pan American’s transfer agent, Computershare, upon arrival at the Special Meeting.

If your Pan American Shares are held in an account with an intermediary and you wish to attend the Special Meeting and vote in person, please see the answer to the question “How do I vote if my shares are held in the name of an intermediary?” below.

How do I know if I am a “registered” Pan American Shareholder or a “beneficial” Pan American Shareholder?

You may own Pan American Shares in one or both of the following ways:

1.

If you are in possession of a physical share certificate in your name or you appear as the registered shareholder in the records of our transfer agent, you are a “registered Pan American Shareholder” and your name and address are known to us through our transfer agent, Computershare.

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2.

If you own our shares through a bank, trust company, securities broker, trustee or other intermediary, you are a “beneficial Pan American Shareholder” and you will not have a physical share certificate. In this case, you will have an account statement from your bank or broker as evidence of your share ownership.

Most of our shareholders are “beneficial owners” who are non-registered Pan American Shareholders. Their shares are registered in the name of an intermediary, such as a bank, trust company, securities broker, trustee, custodian or other nominee who holds the shares in a nominee account or in the name of such nominee, or in the name of a clearing agency in which the intermediary is a participant (such as CDS Clearing and Depository Services Inc. or its nominee, which as of the date hereof is CDS & Co. (“CDS”)). Intermediaries have obligations to forward meeting materials to such non-registered holders unless otherwise instructed by the holder (and as required by regulation in some cases, despite such instructions).

If my shares are held in the name of an intermediary, will they automatically vote my shares for me?

No. Specific voting instructions must be provided. See “How do I vote if my shares are held in the name of an intermediary?” below.

How do I vote if my shares are held in the name of an intermediary?

Only registered Pan American Shareholders, or the persons they appoint as proxies, are permitted to attend and vote at the Special Meeting. If your shares are held in the name if an intermediary, this package should include a VIF for you to complete with your voting instructions. To vote using the VIF received with this package, carefully follow the instructions provided. Every broker has its own mailing procedures and provides its own return instructions, which you should carefully follow in order to ensure that your shares are voted at the Special Meeting. Often, the form of proxy or VIF supplied by your broker is identical to the form of proxy provided to registered shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on your behalf. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions Inc. (“Broadridge”) who mails a scannable VIF, in lieu of the form of proxy. You are asked to complete and return the VIF to them by telephone, facsimile or mail. Alternatively, you may vote online at www.proxyvote.com. Non-registered shareholders cannot use a VIF to vote directly at the Special Meeting. To attend and vote at the Special Meeting (or have another person attend and vote on the non-registered shareholder’s behalf) the non-registered shareholder must strike out the names of the persons named in the form of proxy or VIF and insert the non-registered shareholder’s (or such other person’s) name in the blank space provided and return the form of proxy or VIF in accordance with the instructions provided by the intermediary.

What happens if I sign the enclosed form of proxy?

Signing the enclosed form of proxy gives authority to the Company’s listed directors or officers to vote your shares at the Special Meeting in accordance with your instructions. You have the right to appoint as your proxyholder a person or company, other than the persons designated in the form of proxy accompanying this Circular, to attend and to act on your behalf at the Special Meeting. You may do so by striking out the names of the persons designated in the form of proxy and by inserting that other person’s name in the blank space provided. Your proxyholder must be a shareholder of the Company, unless the person appointing the proxy holder is a corporation or a duly authorized representative of a corporation. If you hold your shares through an intermediary, you should refer to “How do I vote if my shares are held in the name of an intermediary?” above.

What should I do with my completed form of proxy?

You must deposit your completed proxy (by mail, telephone, facsimile or online) with Computershare no later than 10:00 a.m. (Vancouver time) on January 27, 2023, or at least 48 hours (excluding Saturdays, Sundays and holidays in British Columbia) prior to the time of any adjournment or postponement of the Special Meeting. The Chair of the Special Meeting has the discretion to accept or reject any late proxies, and can waive or extend the deadline

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for receiving proxy voting instructions without notice. If you hold shares through an intermediary, you should refer to “How do I vote if my shares are held in the name of an intermediary?” above.

Once I have submitted my proxy, can I change my vote?

Yes. To revoke a proxy, a registered Pan American Shareholder may deliver a written notice to our registered office at any time up to and including the last Business Day before the Special Meeting or any adjournment or postponement of the Special Meeting. A proxy may also be revoked, with the consent of the Chair of the Special Meeting, on the day of the Special Meeting, or any adjournment or postponement of the Special Meeting, by a registered Pan American Shareholder by delivering written notice to the Chair of the Special Meeting. In addition, a proxy may be revoked by depositing with Computershare another properly executed instrument appointing a proxy bearing a later date in the manner described above, or by any other method permitted by applicable Law. The written notice of revocation may be executed by the registered Pan American Shareholder or by an attorney who has the shareholder’s written authorization. If the registered Pan American Shareholder is a corporation, the written notice must be executed by a duly authorized officer or attorney who has the shareholder’s written authorization. The written authorization must accompany the revocation notice.

If you are a non-registered Pan American Shareholder and wish to change your vote you must, in sufficient time in advance of the Special Meeting, arrange for your respective intermediary to change your vote and if necessary, revoke your proxy.

How will my shares be voted if I give my proxy?

If you appointed designated individuals on the form of proxy as your proxyholders, the shares represented by your proxy will be voted for or against the Share Issuance Resolution, in accordance with your instructions as indicated on the form, on any ballot that may be called for. If you submit a proxy, but do not provide specific instructions on your form of proxy as to how your shares should be voted, your shares will be voted FOR the Share Issuance Resolution.

Can I vote or appoint a proxy by internet or telephone?

Registered shareholders may use the internet (www.investorvote.com) or the telephone (toll-free 1.866.732.8683) to transmit voting instructions on or before the date and time noted above, and may also use the internet to appoint a proxyholder to attend and vote on behalf of the shareholder at the Special Meeting. If you vote by telephone, you cannot appoint anyone other than the designated management proxyholders named on your proxy form as your proxyholder. To vote by telephone or over the internet, you will need your control number, which appears at the bottom of the first page of your proxy form. For information regarding voting or appointing a proxy by internet or telephone, see the form of proxy for registered Pan American Shareholders.

What if amendments are made to these matters or other business is brought before the Special Meeting?

The accompanying form of proxy confers discretionary authority on the individuals designated in the form of proxy with respect to any amendments or variations to the matters identified in the Notice of Special Meeting which accompanies this Circular (the “Notice of Meeting”) or other matters that may properly come before the Special Meeting, and the named proxies in your properly executed proxy will vote on such matters in accordance with their best judgment. At the date of this Circular, we are not aware of any such amendments, variation or other matter which may be presented for action at the Special Meeting.

How many Pan American Shares are entitled to vote?

As of December 14, 2022, the Record Date for the Special Meeting, there were 210,688,063 Pan American Shares issued and outstanding, with each share carrying the right to one vote.

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What if I have other questions?

If you have any questions or require any assistance in executing your Pan American proxy or voting instruction form, please call our Proxy Solicitation Agent, Morrow Sodali at:

North American Toll-Free Number: 1.888.777.1346

Outside North America, Banks, Brokers and Collect Calls: 1.289.695.3075

Email: assistance@morrowsodali.com

North American Toll-Free Facsimile: 1.877.218.5372

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SPECIAL MEETING OF SHAREHOLDERS

About the Special Meeting

Our Special Meeting gives you the opportunity to vote on the Share Issuance Resolution, receive an update on the Company, meet face to face with management and interact with our board of directors.

What the Special Meeting will cover

At the Special Meeting we will cover the following item of business:

1.	Share Issuance Resolution

Our shareholders will be asked to consider and vote on the Share Issuance Resolution, which authorizes Pan American to issue up to 156,923,287 Pan American Shares in connection with the Arrangement involving Pan American, Agnico and Yamana under Section 192 of the CBCA, pursuant to which Pan American will acquire all of the issued and outstanding Yamana Shares and Yamana will sell its Canadian Assets, including certain Subsidiaries and partnerships which hold Yamana’s interests in the Canadian Malartic mine, to Agnico. The full text of the Share Issuance Resolution is attached as Schedule B to this Circular.

After careful consideration of the Arrangement, the Pan American Board UNANIMOUSLY RECOMMENDS that Pan American Shareholders VOTE FOR the Share Issuance Resolution.

2.	Other business

If other items of business are properly brought before the Special Meeting, you (or your proxyholder, if you are voting by proxy) can vote as you see fit. As of the date of this Circular, we are not aware of any other items of business to be considered at the Special Meeting.

Level of Approval Required

We require at least a simple majority (50% plus one vote) of votes cast in person or represented by proxy and entitled to vote at the Special Meeting to approve the Share Issuance Resolution.

Record Date

The Pan American Board has passed a resolution to fix the close of business (Vancouver time) on December 14, 2022, as the Record Date for the determination of the registered Pan American Shareholders who will be entitled to receive notice of the Special Meeting, and any adjournment or postponement of the Special Meeting, and who will be entitled to vote at the Special Meeting.

We need a quorum

We can only hold the Special Meeting and transact business if at the beginning of the Special Meeting we have a quorum – where two or more individuals who are Pan American Shareholders, proxyholders representing shareholders or duly authorized representatives of corporate Pan American Shareholders personally present and representing shares aggregating not less than 25% of the issued Pan American Shares carrying the right to vote at that meeting.

Solicitation

Proxies are being solicited in connection with this Circular by Pan American’s management. Pan American will bear the costs associated with the solicitation (with certain exceptions). The solicitation will be made primarily by mail, but proxies may also be solicited personally by regular employees of Pan American to whom no additional compensation will be paid. In addition, we have retained the services of Morrow Sodali who may contact you by telephone or email to solicit proxies for the Company. We estimate Morrow Sodali’s fees will be up to approximately CAD$85,000, in addition to certain out-of-pocket expenses.

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Shares and Outstanding Principal Holders

As of the close of business on the Record Date, 210,688,063 fully paid and non-assessable Pan American Shares were issued and outstanding and entitled to vote at the Special Meeting. Each Pan American Share you own entitles you to one vote on each item of business to be considered at the Special Meeting. We do not have any other classes of voting securities.

Our shares are listed on two exchanges:

●	TSX under the symbol PAAS; and

●	Nasdaq under the symbol PAAS.

Other than as disclosed below, to the knowledge of our management and Board, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the issued and outstanding Pan American Shares.

	Pan American Shares Owned,
Name of Pan American Shareholder(1)	Controlled or Directed(2)	Percent of Pan American Shares

Van Eck Associates Corporation	21,582,103	10.24%

Notes:

(1)	This information as to the number and percentage of Pan American Shares beneficially owned, controlled or directed, directly or indirectly, has been obtained from publicly available filings.
(2)

Van Eck Associates Corporation (“Van Eck”) has stated in filings made under applicable Canadian Securities Laws that it may be deemed to have control over, but not ownership of, the Pan American Shares disclosed in the table above.

Interests of Certain Persons in Matters to be Acted Upon

Other than as disclosed in this Circular, none of the following persons have a direct or indirect substantial or material interest, by way of beneficial ownership of securities or otherwise, in any item of business to be considered at the Special Meeting:

●	our directors or executive officers, or any person who has held a similar position since the beginning of fiscal 2021; or

●	any of their associates or affiliates.

Interest of Informed Persons in Material Transactions

Other than as disclosed in this Circular, we are not aware of any Pan American Shareholder that owns or controls, directly or indirectly, more than 10% of the voting rights attached to the Pan American Shares, or of any director or executive officer of Pan American, a Subsidiary of Pan American or of a 10% holder, or any associate or affiliate of any of the foregoing, who has a direct or indirect material interest in:

●	any transaction we entered into since the beginning of 2021; or

●	any proposed transaction,

in either case, which has, or will have, a material effect on us or any of our Subsidiaries.

Van Eck has stated in filings made under applicable Canadian Securities Laws that it may be deemed to have control over, but not ownership of, 21,582,103 Pan American Shares representing 10.24% of the outstanding Pan

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American Shares, and 109,844,657 Yamana Shares representing 11.43% of the outstanding Yamana Shares. Consideration of 17,553,176 Pan American Shares, 4,130,159 Agnico Shares and $114,304,350 in cash would be exchanged for these Yamana Shares under the Arrangement, giving Van Eck control over 39,135,279 Pan American Shares constituting approximately 10.74% of the outstanding Pan American Shares following the Effective Time.

According to its filings made under applicable Canadian Securities Laws, Van Eck is an investment manager as defined in National Instrument 62-103 – The Early Warning System and Related Take-Over Bid and Insider Reporting Issues by virtue of being (a) registered to provide investment counseling, portfolio management or similar advisory services in respect of securities under the Investment Advisers Act of 1940 of the United States of America, as amended, and (b) providing the advisory services referred to above for valuable consideration under a contractual arrangement. Dispositional and voting authority over Pan American Shares is held by Van Eck pursuant to various investment advisory agreements between Van Eck and an exchange traded fund investment unit (the “ETF Business Unit”).

According to its filings made under applicable Canadian Securities Laws, the ETF Business Unit over which Van Eck has investment authority currently hold Pan American Shares for investment purposes only and not for the purpose of influencing control or direction of Pan American. In the ordinary course of business, Van Eck conducts analysis of securities in which it may invest on behalf of the ETF Business Unit. Based on that analysis, it makes buy and sell decisions on a continuous basis on behalf of the ETF Business Unit. Accordingly, depending upon the circumstances, Van Eck may, on behalf of the ETF Business Unit, acquire additional securities or related financial instruments of Pan American or dispose of securities or related financial instruments of Pan American previously acquired.

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Voting

Who Can Vote

You are entitled to receive notice of and vote at the Special Meeting to be held on January 31, 2023, if you held Pan American Shares as of the close of business on December 14, 2022, the Record Date for the Special Meeting.

Each Pan American Share you own entitles you to one vote on each item of business to be considered at the Special Meeting.

How to Vote

The voting process is different depending on whether you are a registered or non-registered Pan American Shareholder.

You are a registered shareholder if your name appears on your share certificate.

You are a non-registered (beneficial) shareholder if your bank, trust company, securities broker, trustee or other financial institution holds your shares (your nominee).

Please be sure to follow the appropriate voting procedure.

You can vote by proxy or VIF, or you can attend the Special Meeting and vote your Pan American Shares in person.

Voting by Proxy or Voting Instruction Form

Voting by proxy or by VIF is the easiest way to vote. It means you are giving someone else (called your proxyholder) the authority to attend the Special Meeting and vote your Pan American Shares for you.

There are different ways to submit your voting instructions, depending on whether you are a registered or non-registered Pan American Shareholder.

Registered Shareholders

You are a registered Pan American Shareholder if you hold a share certificate in your name or appear as the registered Pan American Shareholder in the records of our transfer agent.

Michael Steinmann, our President and Chief Executive Officer, or failing him, Ignacio Couturier, our Chief Financial Officer, have agreed to act as the Pan American management proxyholders in connection with the Special Meeting. You can appoint a person or an entity other than the Pan American management proxyholders to attend the Special Meeting and vote on your behalf. If you want to appoint someone else as your proxyholder, strike out the names on the enclosed proxy form and print the name of the person you want to appoint as your proxyholder in the space provided. Your proxyholder must be a Pan American Shareholder, unless the person appointing the proxy holder is a corporation or a duly authorized representative of a corporation.

By completing and returning a proxy, you are authorizing your proxyholder to vote your Pan American Shares or withhold your vote according to your instructions and if you specify a choice on a matter, your Pan American Shares will be voted accordingly. If there are other items of business that properly come before the Special Meeting, or amendments or variations to the items of business, your proxyholder has the discretion to vote your Pan American Shares as he or she sees fit.

It is important you provide voting instructions with your proxy. If you appoint the Pan American management proxyholders, but do not tell them how to vote, your Pan American Shares will be voted FOR the Share Issuance Resolution.

This is consistent with the voting recommendations of the Board. If there are other items of business that properly come before the Special Meeting, or amendments or variations to the items of business, the Pan American management proxyholders will vote according to management’s recommendation.

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If you appoint someone other than the Pan American management proxyholders to be your proxyholder, that person must attend and vote at the Special Meeting for your vote to be counted.

A proxy will not be valid unless it is dated and signed by the registered Pan American Shareholder or by the registered Pan American Shareholder’s attorney with proof that they are authorized to sign, and completed according to the instructions therein. If you represent a registered Pan American Shareholder who is a corporation or association, your proxy should have the seal of the corporation or association, where applicable, and must be executed by an officer or an attorney who has written authorization. If you execute a proxy as an attorney for an individual registered Pan American Shareholder, or as an officer or attorney of a registered Pan American Shareholder who is a corporation or association, you must include the original, or a notarized copy of the written authorization for the officer or attorney, with your proxy form.

If you are voting by proxy, you may vote by phone, by mail or on the internet.

Computershare must receive your proxy by 10:00 a.m. (Vancouver time) on January 27, 2023, or at least 48 hours (excluding Saturdays, Sundays and statutory holidays in British Columbia) prior to the time set for the Special Meeting or any adjournment or postponement of the Special Meeting. The Chair of the Special Meeting has the discretion to accept or reject any late proxies, and can waive or extend the deadline for receiving proxy voting instructions without notice.

Voting by Telephone:

You may vote your Pan American Shares by telephone by dialing the following toll-free number from a touch-tone telephone: 1.866.732.8683. If you vote by telephone, you will need your control number, which appears at the bottom of the first page of your proxy form. If you vote by telephone, you cannot appoint anyone other than the designated management proxyholders named on your proxy form as your proxyholder.

Voting by Mail:

Complete your proxy form, including the section on declaration of residency, sign and date it, and send it to Computershare in the envelope provided.

If you did not receive a return envelope, please send the completed form to:

Computershare Investor Services Inc.

Attention: Proxy Department

100 University Avenue, 8th Floor

Toronto, Ontario Canada M5J 2Y1

Voting on the Internet:

Go to www.investorvote.com and follow the instructions on screen. If you vote using the internet, you will need your control number, which appears at the bottom of the first page of your proxy form.

Non-Registered or Beneficial Shareholders

You are a non-registered (or beneficial) shareholder if your Pan American Shares are registered in the name of:

●

your bank, trust company, securities dealer or broker, trustee, administrator, custodian or other intermediary or nominee who holds your Pan American Shares in a nominee account or in the name of such nominee, or

●	a clearing agency, like CDS.

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Applicable regulatory policy requires your broker to seek voting instructions from you in advance of the Special Meeting. Every broker has its own mailing procedures and provides its own return instructions, which you should carefully follow in order to ensure that your shares are voted at the Special Meeting. Often, the form of proxy or VIF supplied by your broker is identical to the form of proxy provided to registered shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on your behalf. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge, who mails a scannable VIF in lieu of the form of proxy. You are asked to complete and return the VIF to them by telephone, facsimile or mail. Alternatively, you can vote online at www.proxyvote.com. They then tabulate the results of all instructions received and provide appropriate instructions respecting the voting of shares to be represented at the Special Meeting. Pan American may utilize the Broadridge QuickVoteTM service to assist shareholders with voting their shares. Those shareholders who have not objected to Pan American knowing who they are (non-objecting beneficial owners) may be contacted by Morrow Sodali to conveniently obtain a vote directly over the phone. If you receive a form of proxy or VIF from a mailing/tabulating agent, it cannot be used as a proxy to vote shares directly at the Special Meeting as it must be returned to the mailing/tabulating agent well in advance of the Special Meeting in order to have the shares voted.

Attending the Special Meeting and Voting in Person

Registered Pan American Shareholders

You do not need to complete the enclosed proxy form if you want to attend the Special Meeting and vote in person. Simply register with a representative from Computershare when you arrive at the Special Meeting.

Non-Registered or Beneficial Pan American Shareholders

Non-registered Pan American Shareholders cannot use a VIF to vote directly at the Special Meeting. To vote in person at the Special Meeting, print your own name in the space provided on the proxy form or the VIF sent to you by your nominee and return it by following the instructions included. In doing so you are instructing your nominee to appoint you as a proxyholder. Please register with Pan American’s transfer agent, Computershare, when you arrive at the Special Meeting.

Send Your Voting Instructions Immediately

If you are a non-registered Pan American Shareholder, your vote will only be counted if Computershare receives your VIF or, if you intend to attend the Special Meeting in person, your proxy form, as applicable, before 10:00 a.m. (Vancouver time) on January 27, 2023.

Make sure your VIF or proxy form, as applicable, is properly completed and that you allow enough time for it to reach Computershare if you are sending it by mail.

If the Special Meeting is postponed or adjourned, Computershare must receive your voting instructions at least 48 hours (excluding Saturdays, Sundays and statutory holidays in British Columbia) before the Special Meeting is reconvened.

Health and Safety Concerns Relating to COVID-19

Pan American is actively monitoring any public health and travel safety concerns relating to COVID-19 and any advisories or mandates that federal, provincial and local governments, and related agencies, may issue. ln the event it is not possible or advisable to hold the Special Meeting in person as currently planned, Pan American may be required to hold a hybrid or virtual-only Special Meeting, in which case Pan American will announce the decision to do so via a press release and by posting details on Pan American’s website at

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www.panamericansilver.com, that will also be filed on Pan American’s issuer profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Changing Your Vote

Registered Pan American Shareholders

You can revoke your proxy by sending a new completed proxy form with a later date, or a written notice signed by you or by your attorney if he or she has your written authorization. You can also revoke your proxy in any other manner permitted by Law.

If you represent a registered Pan American Shareholder who is a corporation or association, your written notice must have the seal of the corporation or association, if applicable, and must be executed by an officer or an attorney who has their written authorization. The written authorization must accompany the revocation notice.

We must receive the written notice any time up to and including the last Business Day before the day of the Special Meeting, or the day the Special Meeting is reconvened if it was postponed or adjourned.

Send the signed written notice to:

Pan American Silver Corp.

Suite 1500, 625 Howe Street

Vancouver, British Columbia

Canada, V6C 2T6

Attention: Corporate Secretary

If you attend the Special Meeting in person, you can give your written notice to the Chair of the Special Meeting on the day of the Special Meeting. If the Special Meeting has already started, your new voting instructions can only be executed for items that have not yet been voted on.

If you have sent in your completed proxy form and subsequently decided that you want to attend the Special Meeting and vote in person, you need to revoke the proxy form before you vote at the Special Meeting.

Non-Registered or Beneficial Pan American Shareholders

Only registered Pan American Shareholders have the right to revoke a proxy.

If you are a non-registered Pan American Shareholder and wish to change your vote, you must, in sufficient time in advance of the Special Meeting, arrange for your respective intermediary to change your vote and if necessary, revoke your proxy.

Processing the Votes

Our transfer agent, Computershare, or its authorized agents, count and tabulate the votes on our behalf. We will file the voting results of the Special Meeting on Pan American’s issuer profile on SEDAR (www.sedar.com) and EDGAR (www.sec.gov) after the Special Meeting.

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Business to be Acted Upon at the Special Meeting

Items of Business

At the Special Meeting we will cover the following items of business:

1.	Share Issuance Resolution

Our shareholders will be asked to consider and vote on the Share Issuance Resolution, which authorizes Pan American to issue up to 156,923,287 Pan American Shares in connection with the Arrangement involving Pan American, Agnico and Yamana under Section 192 of the CBCA, pursuant to which Pan American will acquire all of the issued and outstanding Yamana Shares and Yamana will sell its Canadian Assets, including certain Subsidiaries and partnerships which hold Yamana’s interests in the Canadian Malartic mine, to Agnico. The full text of the Share Issuance Resolution is attached as Schedule B to this Circular.

After careful consideration of the Arrangement, the Pan American Board UNANIMOUSLY RECOMMENDS that Pan American Shareholders VOTE FOR the Share Issuance Resolution.

2.	Other Business

If other items of business are properly brought before the Special Meeting, you (or your proxyholder, if you are voting by proxy) can vote as you see fit. As of the date of this Circular, we are not aware of any other items of business to be considered at the Special Meeting.

Quorum

A quorum of shareholders is required to transact business at the Special Meeting. According to our articles (the “Pan American Articles”), a quorum for the transaction of business at a meeting is two individuals who are Pan American Shareholders, proxyholders representing Pan American Shareholders or duly authorized representatives of corporate Pan American Shareholders personally present and representing shares aggregating not less than 25% of the issued Pan American Shares carrying the right to vote at that meeting.

Share Issuance Resolution

As set out in the Notice of Meeting, at the Special Meeting, Pan American Shareholders will be asked to consider and vote on the Share Issuance Resolution in connection with the Arrangement. The Arrangement involves us acquiring all of the issued and outstanding Yamana Shares and the sale by Yamana of its Canadian Assets, including certain Subsidiaries and partnerships which hold Yamana’s interests in the Canadian Malartic mine, to Agnico. Pursuant to the Arrangement, the Yamana Shareholders will receive the following for each Yamana Share: (i) 0.1598 of a Pan American Share to be issued by Pan American; (ii) 0.0376 of an Agnico Share to be issued by Agnico; and (iii) $1.0406 in cash to be paid by Agnico.

The aggregate Consideration represents a value of $4.8 billion or $5.02 per Yamana Share, based on the closing price of Pan American’s and Agnico’s shares on November 3, 2022, and a premium of 23% to the closing price of the Yamana Shares on November 3, 2022, and a premium of approximately 15% to the implied price under the Gold Fields Agreement based on the market close on November 3, 2022. The Arrangement is being carried out pursuant to the terms of an Arrangement Agreement among Pan American, Agnico and Yamana and will be conducted in accordance with a court-approved Plan of Arrangement under the CBCA.

Former Yamana Shareholders and Former Pan American Shareholders are expected to own approximately 42.4% and 57.6%, respectively, of the Pan American Shares immediately following completion of the Arrangement, in each case assuming 155,104,041 Pan American Shares are issued in connection with the Arrangement, based on

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the number of Pan American Shares and Yamana Shares issued and outstanding as of November 4, 2022, each on a non-diluted basis, and including a 1% buffer to account for clerical and administrative matters.

Pan American Shareholders are being asked to authorize the issuance of up to 156,923,287 Pan American Shares at the Special Meeting, which amount accounts for the potential exercise or conversion, as applicable, of all outstanding Yamana Equity Awards and any Yamana Shares otherwise issuable prior to the Effective Time, as well as a 1% buffer to account for clerical and administrative matters. No Pan American Shares will be issued, or are issuable, to the holders of the Yamana RSUs, Yamana PSUs or Yamana DSUs in connection with the Arrangement. In the event that the full 156,923,287 Pan American Shares are issued to Yamana Shareholders as Pan American Share Consideration, Former Yamana Shareholders and Former Pan American Shareholders are expected to own approximately 42.7% and 57.3%, respectively, of the Pan American Shares immediately following completion of the Arrangement.

As a result of the issuance of Pan American Shares in connection with the Arrangement, your ownership and voting interests in Pan American will be diluted, relative to your current proportional ownership and voting interests.

Pursuant to the rules of the TSX and Nasdaq, a listed company is generally required to obtain shareholder approval in connection with an acquisition transaction where the number of securities issued or issuable in payment of the purchase price for the acquisition exceeds 25%, in the case of the TSX12, and 20%, in the case of Nasdaq, of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of closing of the transaction. As the Arrangement will result in us issuing up to 156,923,287 Pan American Shares in payment of the purchase price for the acquisition (based on the number of Yamana Shares issued and outstanding as of the date of this Circular), representing approximately 74.5% of the currently issued and outstanding Pan American Shares on a non-diluted basis, Pan American Shareholder Approval is required. It is a condition of the Arrangement Agreement that the Share Issuance Resolution be approved by a simple majority (50% plus one vote) of votes cast by Pan American Shareholders present in person or represented by proxy and entitled to vote at the Special Meeting.

The TSX will generally not require further Pan American Shareholder approval for the issuance of up to an additional 39,230,821 Pan American Shares, such number being 25% of the number of Pan American Shares approved for issuance pursuant to the Pan American Resolution. The issuance of the maximum number of Pan American Shares to Yamana Shareholders as Consideration under the Arrangement will not result in a Change of Control of Pan American.

To the knowledge of our directors and executive officers, no Pan American Shares are issuable to insiders pursuant to the Arrangement, other than to Van Eck. Van Eck has stated in filings made under applicable Canadian Securities Laws that it may be deemed to have control over, but not ownership of, 21,582,103 Pan American Shares representing 10.24% of the outstanding Pan American Shares, and 109,844,657 Yamana Shares representing 11.43% of the outstanding Yamana Shares. Consideration of 17,553,176 Pan American Shares, 4,130,159 Agnico Shares and $114,304,350 in cash would be exchanged for these Yamana Shares under the Arrangement, giving Van Eck control over 39,135,279 Pan American Shares constituting approximately 10.74% of the outstanding Pan American Shares immediately following the completion of the Arrangement.

Recommendation of the Pan American Board:

After careful consideration of the Arrangement, the Pan American Board UNANIMOUSLY RECOMMENDS that Pan American Shareholders VOTE FOR the Share Issuance Resolution.

12 Pursuant to Section 6.11(c) of the TSX Company Manual.

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The Arrangement

General

This section provides material information about our acquisition of Yamana and the sale by Yamana of its Canadian Assets, including certain Subsidiaries and partnerships which hold Yamana’s interests in the Canadian Malartic mine, to Agnico pursuant to the Arrangement. The Arrangement is governed by both the Arrangement Agreement and the Plan of Arrangement. Each of the Pan American Board, the Yamana Board and the Agnico Board have approved the Arrangement Agreement.

The Arrangement Agreement and the Plan of Arrangement provide that we will acquire all of the outstanding Yamana Shares subject to, among other things:

●	approval of the Share Issuance Resolution by the Pan American Shareholders;

●	approval of the Arrangement Resolution by Yamana Shareholders;

●	receipt of the Key Regulatory Approvals;

●	approval of the Arrangement by the Court and the relevant stock exchanges; and

●	satisfaction of certain closing conditions customary to transactions of this nature.

Pursuant to the Plan of Arrangement, at the Effective Time, Yamana shall assign and transfer to Agnico Yamana’s interests in the Canadian Assets in consideration for the assumption of the Canadian Liabilities by Agnico, the issuance of the Agnico Payment Shares by Agnico to Yamana and payment of the aggregate Cash Consideration by Agnico to Yamana. Thereafter, Yamana will conduct a reorganization of its share capital in accordance with Section 86 of the Tax Act, pursuant to which the authorized share capital of Yamana shall be amended by the creation of an unlimited number of Class A Shares, and immediately thereafter each Yamana Share held by a Yamana Shareholder (other than a Dissenting Shareholder) shall be exchanged for: (i) one Class A Share; (ii) the Agnico Share Consideration delivered by Yamana; and (iii) an amount of cash delivered by Yamana equal to the Cash Consideration. The Yamana Shares exchanged for Class A Shares shall then be cancelled. Each Class A Share shall then be transferred by the Yamana Shareholders to Pan American in exchange for the Pan American Share Consideration delivered by Pan American, and the holders of the Class A Shares shall then be the holders of the Pan American Shares so issued.

We intend to delist the Yamana Shares from the TSX, the New York Stock Exchange LLC (the “NYSE”) and the London Stock Exchange plc (the “LSE”) as soon as practicable following the Effective Date, to apply for a decision for Yamana to cease to be a reporting issuer under Canadian Securities Laws of each jurisdiction of Canada in which Yamana is a reporting issuer and to terminate the registration of the Yamana Shares under Section 12 of the U.S. Exchange Act.

Under the CBCA, the Court must approve the Plan of Arrangement. If, among other things, Pan American Shareholder Approval is obtained at the Special Meeting and Yamana Shareholder Approval is obtained at the Yamana Meeting, the Court will hold a hearing regarding the Final Order. The Court will consider, among other things, whether the Arrangement is fair and reasonable to Yamana Shareholders and other affected persons. The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit.

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Background to the Arrangement

The Arrangement Agreement and the Arrangement are the result of arm’s length negotiations among Representatives of Pan American, Agnico and Yamana and their respective legal and financial advisors, as more fully described herein. The following is a summary of the principal events leading up to and shortly following the execution of the Arrangement Agreement and public announcement of the Arrangement. Unless otherwise indicated, all information regarding Yamana and its consideration of a potential transaction with Gold Fields Limited (“Gold Fields”) as well as a potential transaction with Pan American and Agnico was provided to Pan American by Yamana in connection with the preparation of this Circular. Unless otherwise indicated, all information regarding Agnico and its consideration of a potential transaction with Yamana as well as a potential transaction with Pan American and Yamana was provided to Pan American by Agnico in connection with the preparation of this Circular.

Our vision at Pan American is to be the world’s premier silver producer, with a reputation for excellence in discovery, engineering, innovation and sustainable development. To achieve that vision, we regularly evaluate opportunities to increase low-cost silver production through: the efficient operation and expansion of our existing mines; an exploration program to replace the silver ounces mined each year and increase our silver reserves and resources; and the acquisition and development of new silver-rich deposits. Our management regularly reviews the activities of other silver and precious metals mining, development and exploration companies for the purpose of identifying and investigating prospective silver assets and transactions that could complement our existing operations and advance our strategic goals. Our management is also frequently in contact with Representatives of such other companies regarding topics such as the state of the industry, commodity prices, ESG issues, government regulation and emerging technologies. Often the discussions evolve into conversations of possible synergies between companies, as well as potential commercial arrangements and transactions. In addition, it is common for us to enter into confidentiality agreements to allow more open discussions to take place and, as appropriate, to perform varying degrees of due diligence.

In early 2020, the Yamana Board mandated a strategic review by Yamana’s senior management, which included evaluating the relative merits of continuing as an independent enterprise, strategic acquisitions and divestitures as well as various combinations involving Yamana, its assets or its mines and projects. Yamana’s senior management assessed several producing companies and had a variety of corporate development discussions as part of evaluating potential “merger of equals” transactions, transformative acquisitions or change of control transactions at a premium.

During a strategy session held on July 16, 2021, the Pan American Board recognized that because of the modest number of global silver producing companies and primary silver deposits, Pan American should broaden its assessment of strategic opportunities to include gold and base metal producers with significant silver revenues, as well as gold and base metal deposits with meaningful silver production. During the summer and fall of 2021, Pan American had preliminary discussions with a different gold producer about potential business opportunities, which ultimately did not go forward.

On December 2, 2021, Michael Steinmann, Pan American’s President and Chief Executive Officer, reached out to Peter Marrone, Executive Chairman of Yamana, by email to initiate discussions about mutually exploring a potential business combination. From December 2021 through early February 2022, Messrs. Steinmann and Marrone exchanged emails, phone calls and held virtual meetings to evaluate a potential business combination, based on publicly available information relating to each of Pan American and Yamana.

On February 4, 2022, Representatives of Pan American’s senior management, including Mr. Steinmann, held a virtual meeting with Representatives of Yamana’s senior management, including Mr. Marrone, to discuss the technical aspects of each company’s asset portfolio and the approach to due diligence in greater detail.

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On February 11, 2022, Pan American and Yamana entered into a confidentiality agreement. Our management and its technical, legal and financial advisors conducted desktop due diligence in February 2022. On February 22, 2022, Pan American’s senior management made a presentation to the Pan American Board on Yamana’s assets and potential strategic fit for a business combination with Yamana.

On March 2, 2022, Messrs. Steinmann and Marrone met, in person, at the BMO Global Metals and Mining Conference in Hollywood, Florida and further discussed a potential business combination.

On March 9, 2022, Pan American approached BMO Capital Markets and GenCap Mining Advisory Ltd. (“GenCap”) to assist as financial advisors to Pan American in relation to a potential transaction with Yamana and entered into confidentiality agreements with each of them.

In mid-March 2022, each of Pan American and Yamana made an electronic data room available to the other, containing confidential technical and financial information. In person and telephone discussions between Messrs. Steinmann and Marrone continued through April 2022, as they tried to reach agreement on indicative transaction pricing and structure. On April 21, 2022, Pan American’s senior management presented the Pan American Board with an overview on the potential structure of a business combination transaction with Yamana. The Pan American Board authorized senior management to continue to engage in discussions with Yamana to obtain agreement on indicative transaction pricing and structure, within a prescribed range of financial and commercial terms.

On May 4, 2022, Representatives of Pan American’s senior management and due diligence team met, in person, in Toronto and virtually with Representatives of Yamana’s senior management and due diligence team to review technical aspects of Yamana’s asset portfolio, including details of updated life-of-mine (“LOM”) plans and to better understand Yamana’s growth opportunities and strategies.

On May 18, 2022, Messrs. Steinmann and Marrone met, in person, at the BAML Mining Conference in Miami, Florida and discussed the concept of a transaction structure where Pan American would combine with Yamana and retain Yamana’s Latin American assets and Yamana’s Canadian Assets would be sold to a third party. In these discussions, Mr. Steinmann indicated Pan American’s willingness to consider a transaction at a modest premium. However, following these discussions, Yamana and Gold Fields entered into an exclusivity agreement and discussions between Pan American and Yamana ceased.

On May 31, 2022, Yamana and Gold Fields issued a joint press release announcing that they had entered into a definitive agreement under which Gold Fields would acquire all of the outstanding Yamana Shares pursuant to a plan of arrangement (the “Gold Fields Agreement”). On announcement of the Gold Fields transaction the standstill in the confidentiality agreement between Yamana and Pan American ceased to apply in accordance with its terms.

Shortly after the announcement of the Gold Fields Agreement, BMO Capital Markets, on behalf of Pan American, contacted Sean Boyd, Executive Chair of Agnico, to initiate a dialogue regarding any potential interest on the part of Agnico in acquiring Yamana’s interest in the Canadian Malartic mine and a possible joint acquisition proposal with Pan American for Yamana. However, Mr. Boyd advised that the time was not right for such a proposal.

The market price for Gold Fields’ shares declined significantly immediately following announcement of the Gold Fields Agreement. In addition, some of Gold Fields’ major shareholders, including RWC Partners Inc. (known as Redwheel Capital) and Van Eck, issued public statements criticizing the strategy and cost of the transaction to Gold Fields. Pan American monitored trading in both Yamana’s and Gold Fields’ stock and investor sentiment concerning the Gold Fields Agreement over the summer. However, Pan American did not engage in any discussions with Van Eck concerning either the Gold Fields Agreement or a potential transaction between Pan American and Yamana and Van Eck did not influence Pan American’s decision to pursue a transaction with Yamana. Pan American also continued to evaluate strategic opportunities with other silver, gold and base metals producers at this time.

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Agnico has, over the years, considered various methods and opportunities by which it could increase its ownership position in Canadian Malartic. The announcement on May 31, 2022 by Yamana and Gold Fields that they had entered into the Gold Fields Agreement, and the market’s reaction to that announcement, created a new and unique opportunity for Agnico to consider methods by which it could increase its ownership position in Canadian Malartic. Following the announcement, Agnico internally examined various structures that could result in the acquisition of an increased ownership position in Canadian Malartic.

On June 23, 2022, Mr. Boyd and Ammar Al-Joundi, President and Chief Executive Officer of Agnico, made a courtesy call by telephone to Chris Griffith, Chief Executive Officer of Gold Fields, to congratulate him on the announcement of the transaction with Yamana and to open a line of communication with him.

On August 18, 2022, Messrs. Boyd and Al-Joundi had a telephone call with Mr. Griffith and subsequently sent a letter to Messrs. Griffith and Marrone proposing to both of them the possibility of Agnico purchasing Yamana’s 50% interest in Canadian Malartic, for cash, in connection with Gold Fields’ acquisition of Yamana. In response to a follow-up communication from Mr. Al-Joundi on August 24, Mr. Griffith responded on August 25 advising that Gold Fields was considering Agnico’s proposal and analyzing the long term implications of the strategy for Gold Fields without Canadian Malartic and that Gold Fields would respond in the course of that week.

On September 1, 2022, Mr. Griffith responded to Mr. Boyd by letter declining Agnico’s proposal to discuss the purchase of the remaining 50% interest in Canadian Malartic or indeed any stake in Canadian Malartic.

On September 2, 2022, Mr. Boyd reached out to BMO Capital Markets to revisit Pan American’s potential interest in collaborating with Agnico to advance a joint acquisition proposal in respect of Yamana that would see Agnico acquire Yamana’s interest in Canadian Malartic.

On September 8, 2022, Mr. Steinmann called Mr. Boyd to explore a potential joint offer structure in which Pan American would acquire Yamana’s Latin American asset portfolio and Agnico would acquire Yamana’s Canadian asset portfolio. Messrs. Steinmann and Boyd met, in person, to advance these discussions on September 19, 2022 at the Denver Gold Forum and had further telephone discussions on September 27, 2022.

On October 3, 2022, Pan American began working with BMO Capital Markets to provide credit ratings agencies with confidential credit rating information pertaining to Pan American to assist those agencies in assessing any potential transaction with Yamana. In addition, to provide additional liquidity in connection with a potential transaction with Yamana, on October 4, 2022, Pan American met with the administrative agent for its existing $500 million credit facility to explore an expansion of that facility to $750 million.

On October 4, 2022, Yamana filed a notice of meeting and record date for a special meeting of Yamana Shareholders to be held on November 21, 2022 to approve the Gold Fields Agreement.

On October 5, 2022, BMO Capital Markets and Trinity Advisors Corporation, financial advisors to Agnico, met in Toronto to discuss perspectives on the value of Yamana’s Latin American and Canadian Assets.

On October 8, 2022, Messrs. Steinmann, Boyd and Al-Joundi, spoke by telephone to discuss the potential structure of a joint acquisition proposal and the valuations of Yamana’s Latin American and Canadian Assets. By October 17, 2022, Pan American and Agnico came to an understanding as to the valuation of Yamana’s assets, and on October 18, 2022, Pan American and Agnico entered into a confidentiality agreement.

On October 19, 2022, Pan American’s senior management presented to the Pan American Board a detailed overview of a potential joint transaction with Agnico for Yamana. The Pan American Board authorized senior management to submit a joint non-binding proposal with Agnico, conditional on completion of satisfactory due diligence and negotiation of an arrangement agreement on satisfactory commercial terms. Later that day, Pan American provided Agnico with a draft term sheet setting out a structure for the joint proposal. Over the next two

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days, external counsel to Pan American and Agnico, Borden Ladner Gervais LLP (“BLG”) and Davies Ward Phillips & Vineberg LLP (“Davies”), respectively, prepared a non-binding acquisition proposal with respect to Yamana and a binding letter agreement between Pan American and Agnico governing their agreement to make the proposal. Pan American and Agnico executed this letter agreement on October 21, 2022.

On October 21, 2022, Pan American and Agnico delivered a non-binding acquisition proposal (the “Non-Binding Proposal”) to Yamana. Pursuant to the terms of the Gold Fields Agreement, if the Yamana Board determined that the Non-Binding Proposal constituted, or would reasonably be expected to constitute, a Yamana Superior Proposal (as defined in the Gold Fields Agreement), then Yamana could enter into a confidentiality agreement with Pan American and Agnico on terms no less favorable than the confidentiality agreement between Yamana and Gold Fields, and both Pan American and Agnico could conduct due diligence on Yamana.

The Non-Binding Proposal provided that Pan American would acquire all of the issued and outstanding Yamana Shares and Yamana would sell its Canadian Assets, including certain Subsidiaries and partnerships which hold Yamana’s interest in the Canadian Malartic mine, to Agnico for aggregate consideration valued at $4.9 billion or $5.06 per Yamana Share, based on the closing price of Pan American’s and Agnico’s shares on October 20, 2022. The Non-Binding Proposal reflected a total premium to Yamana of 15.2% to its spot price as of market close on October 20, 2022, and a 10% premium to the implied price under the Gold Fields Agreement. The consideration under the Non-Binding Proposal was comprised of $1.0 billion in cash, approximately 154 million Pan American Shares and approximately 36 million Agnico Shares. A rollover under Section 85.1 of the Income Tax Act (Canada) would be available for Pan American Shares issued to taxable Yamana Shareholders resident in Canada. The Non-Binding Proposal would be implemented pursuant to a definitive arrangement agreement between Pan American and Yamana on substantially similar terms to the Gold Fields Agreement, including equivalent deal protections. The Non-Binding Proposal also reflected a lower threshold for Pan American shareholder approval (a simple majority approval) as compared to the threshold for Gold Fields’ shareholder approval required under the Gold Fields Agreement (75% shareholder approval), which Pan American and Agnico believed was a material consideration given the vocal opposition to the Gold Fields Agreement by certain of Gold Fields’ larger shareholders. Under the Non-Binding Proposal, Agnico Shareholder approval was not required and no review of the proposed transaction under the Investment Canada Act was required nor was any pre-closing foreign investment approval required. The proposed transaction would be conducted pursuant to a court-approved plan of arrangement under the CBCA.

On October 23, 2022, the Yamana Board determined that the Non-Binding Proposal would reasonably be expected to constitute a Yamana Superior Proposal, and on October 24, 2022, Pan American, Agnico and Yamana entered into a tripartite confidentiality agreement (the “Confidentiality Agreement”), as permitted under the Gold Fields Agreement. Later that day Pan American made an electronic data room available to Yamana, Yamana made an electronic data room available to Pan American and Agnico and due diligence reviews by all three parties commenced. Agnico later made an electronic data room available to Yamana on October 26, 2022. Supplemental due diligence requests were made by all parties, following their initial due diligence review.

From October 22 to October 24, 2022, BLG and Davies prepared a draft arrangement agreement, which was provided to external counsel for Yamana and for the special committee of the Yamana Board, Cassels Brock & Blackwell LLP and Norton Rose Fulbright Canada LLP (“Norton Rose”), respectively, on October 24, 2022. The parties and their respective counsel reviewed and negotiated the terms of the Arrangement Agreement and ancillary documents from October 24 to November 2, 2022. From October 24 to November 2, 2022, BLG and Davies also negotiated a cooperation agreement (the “Cooperation Agreement”) between Pan American and Agnico, to replace the prior letter agreement and govern their relationship in respect of the Arrangement and the transactions contemplated under the Arrangement Agreement.

During the period from October 24 to November 3, 2022, Pan American’s management, financial and legal advisors also engaged in due diligence of Yamana, other than Canadian Malartic, including reviews of technical, corporate, financial, accounting and tax materials, and a review by its local counsel in Brazil, Chile and Argentina of the

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mineral tenure and related permits held by Yamana and its Subsidiaries in those jurisdictions, including litigation, corporate and labour relations matters.

From October 25, 2022 to October 30, 2022, site visits of Yamana’s South American mine sites were conducted by senior management of Pan American. These site visits included: (i) the Cerro Moro Mine on October 25, 2022; (ii) the MARA Project on October 26, 2022; (iii) the Minera Florida Mine on October 27, 2022; (iv) the El Peñón Mine on October 28, 2022; and (v) the Jacobina Mining Complex on October 29-30, 2022.

On or about October 26, 2022, Pan American engaged National Bank Financial to act as an independent financial advisor in connection with the Arrangement and, if requested, to prepare and deliver an opinion to the Pan American Board as to the fairness, from a financial point of view, of the consideration payable by Pan American for the Yamana Shares pursuant to the Arrangement.

From October 31, 2022 to November 2, 2022, site visits of certain Pan American mine sites were conducted by senior management of Yamana. These site visits included: (i) the Shahuindo Mine on October 31, 2022; (ii) the La Colorada Mine on November 1, 2022; and (iii) the Escobal Mine on November 2, 2022.

On October 31, 2022, upon his return from Pan American’s site visits, Mr. Steinmann met with Mr. Marrone in Toronto to discuss the terms of the Non-Binding Proposal.

On November 2, 2022, following the close of North American markets, the Agnico Board approved the submission of a joint binding offer with Pan American to Yamana (the “Binding Offer”).

Later on the evening of November 2, 2022, senior management from Pan American presented a detailed overview of the results of its due diligence of Yamana and its Latin American assets, as well as the financial and commercial terms of a joint binding acquisition proposal with Agnico to acquire Yamana to the Pan American Board. Each of BMO Capital Markets and National Bank Financial then reviewed with the Pan American Board its financial analysis of the transaction and delivered to the Pan American Board its oral fairness opinion, each of which was confirmed by subsequent delivery of a written fairness opinion dated November 2, 2022, to the effect that, as of that date and based on and subject to the assumptions, limitations and qualifications described in such opinion, the Pan American Share Consideration to be issued by Pan American pursuant to the Arrangement Agreement is fair, from a financial point of view, to Pan American. At this meeting, GenCap also provided its financial analysis of the transaction. After considering these reports and presentations, the Pan American Board carefully reviewed, considered and deliberated aspects of the proposed transaction, including the terms and conditions of the Binding Offer, Arrangement Agreement, Yamana Support Agreements, Pan American Support Agreements and Cooperation Agreement and then unanimously: (i) determined that submission of a Binding Offer, entering into the Arrangement Agreement, the Yamana Support Agreements and the Cooperation Agreement and completing the transactions contemplated in the Arrangement Agreement, the Yamana Support Agreements and the Cooperation Agreement are in the best interests of Pan American; (ii) approved the submission of a Binding Offer to Yamana and the execution and delivery of the Arrangement Agreement, the Yamana Support Agreements and the Cooperation Agreement; and (iii) recommended that Pan American Shareholders vote “FOR” the Pan American Resolution. The determination of the Pan American Board is based on various factors described more fully under the heading “The Arrangement – Reasons for and Benefits of the Arrangement”. The Pan American Board also considered Yamana’s outstanding Senior Notes, and concluded that while the contractual terms of the Senior Notes would be honoured following an Arrangement, no further commitments could be made at this time. The Pan American Board also established a transaction committee (the “Transaction Committee”) comprised of independent directors, with authority to approve revisions to the Binding Offer, Arrangement Agreement, Yamana Support Agreements, Pan American Support Agreements and Cooperation Agreement, within a prescribed range of financial and commercial terms.

On the morning of November 3, 2022, Pan American and Agnico delivered the Binding Offer to Yamana which, except as described herein, reflected substantially similar material terms to the Non-Binding Proposal. Consistent

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with the Non-Binding Proposal, the Binding Offer proposed that Pan American would acquire all of the issued and outstanding Yamana Shares and Yamana would sell its Canadian Assets, including certain Subsidiaries and partnerships which hold Yamana’s interest in the Canadian Malartic mine, to Agnico pursuant to a court-approved plan of arrangement under the CBCA. Based on the closing price of Pan American’s and Agnico’s shares on November 3, 2022, the aggregate consideration reflected in the Binding Offer was $5.02 per Yamana Share, representing aggregate consideration of approximately $4.8 billion. The Binding Offer reflected a total premium to Yamana of 23% to its spot price as of market close on November 3, 2022, and a 15% premium to the implied price under the Gold Fields Agreement. The components of the consideration under the Binding Offer were consistent with those under the Non-Binding Proposal. The Binding Offer also stated that Agnico was willing to purchase, in furtherance of its relationship with Pan American and as evidence of its belief in the opportunity for enhancement arising from the combination of Yamana and Pan American’s Latin American portfolios, up to $150 million of Pan American Shares in the open market and that such purchases would be made at Agnico’s sole discretion and would be subject to market conditions, the price of the Pan American Shares and applicable securities Laws and stock exchange requirements. Enclosed with the Binding Offer were an Arrangement Agreement and Yamana Support Agreements executed by Pan American and Agnico, other ancillary documents and evidence of Pan American’s liquidity. Except as described herein, the terms of the enclosed Arrangement Agreement were substantively as described under the heading “The Arrangement Agreement” and were similar to the Gold Fields Agreement, with minimal changes which were largely beneficial to Yamana. In terms of deal protections, the Arrangement Agreement provided for a $250 million break fee payable by Yamana in certain circumstances, a $375 million reverse break fee payable by Pan American in certain circumstances and a reciprocal $40 million expense reimbursement payable by Yamana or Pan American if the Arrangement Resolution is not approved by Yamana Shareholders at the Yamana Meeting or if the Pan American Resolution is not approved by Pan American Shareholders at the Pan American Meeting. Enclosed with the Binding Offer was also a loan agreement, pursuant to which Pan American agreed to provide to Yamana an unsecured term loan in the amount of $300 million which could be drawn upon by Yamana if the Yamana Termination Fee (as defined in the Gold Fields Agreement) became payable by Yamana to Gold Fields, which loan was subsequently rejected by Yamana.

Early in the morning on November 4, 2022, Pan American and Agnico delivered an amended and restated binding offer to the Yamana Board (the “Final Binding Offer”) which, except as described herein, reflected substantially similar material terms to the Binding Offer. The Final Binding Offer included a provision that, if Yamana were required to pay the Yamana Termination Fee (as defined in the Gold Fields Agreement) to Gold Fields, Pan American would fund $150 million in cash to Yamana to pay a portion of such Yamana Termination Fee on such date as the fee becomes payable by wire transfer of immediately available funds. Yamana would be solely responsible for funding the remaining $150 million portion of such Yamana Termination Fee. The Final Binding Offer also provided that Pan American would work cooperatively with Yamana to determine the integration of Yamana management into the management team of Pan American on or prior to closing of the Arrangement and the Nominating and Governance Committee of the Pan American Board would identify three directors of Yamana to be appointed to join the current members of the Pan American Board promptly following the Effective Time; provided that all three individuals are: (i) members of the Yamana Board as of the date of the Arrangement Agreement; (ii) eligible to be directors of Pan American pursuant to applicable Laws; and (iii) “independent” with respect to both Yamana and Pan American.

Subsequently that day, Pan American and Agnico were informed that the Yamana Board had determined in good faith, after consultation with Yamana’s outside financial and legal advisors and after taking into account all the terms and conditions of such Final Binding Offer and all factors and matters considered appropriate in good faith by the Yamana Board, including the unanimous recommendation of the special committee of independent directors of the Yamana Board, that the Final Binding Offer constituted a Yamana Superior Proposal. Yamana also confirmed that, in accordance with the terms of the Gold Fields Agreement, Yamana had notified Gold Fields that the Yamana Board had determined that the Final Binding Offer constituted a Yamana Superior Proposal and that the five Business Day (as defined in the Gold Fields Agreement) matching period had commenced during which Gold Fields had the right, but not the obligation, to propose to amend the terms of the Gold Fields Agreement in order for the Final Binding Offer to cease to be a Yamana Superior Proposal (the “Matching Right”).

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Before market open on November 4, 2022, Yamana announced that it had notified Gold Fields that the Yamana Board had determined that the Final Binding Offer constituted a Yamana Superior Proposal, and that the Matching Right had commenced. Pan American and Agnico, through a joint press release, subsequently announced that morning that the Final Binding Offer had been delivered to the Yamana Board and had been determined by the Yamana Board to constitute a Yamana Superior Proposal. The joint press release also stated that Pan American and Agnico were subject to customary restrictions in connection with making a “superior proposal” for Yamana and that, as a result, Pan American and Agnico were unable to make further public announcements or engage in any public or private communication that could influence the voting of securities of Yamana. Accordingly, Pan American and Agnico did not host a conference call or hold investor meetings and could not respond to media or other inquiries following announcement of the delivery of the Final Binding Offer. These restrictions were lifted once Gold Fields terminated the Gold Fields Agreement.

On November 7, 2022, Gold Fields announced in a press release that its board of directors continued to believe that the Gold Fields Agreement remained strategically and financially superior to the Final Binding Offer and had unanimously determined not to offer to change the terms of the Gold Fields Agreement. By late afternoon on November 7, 2022, Gold Fields delivered a notice to Yamana waiving the Matching Right.

On November 8, 2022, Yamana issued a press release announcing that the Yamana Board had changed its recommendation to Yamana Shareholders such that they should vote against the Gold Fields Agreement and that it had executed and delivered the Arrangement Agreement enclosed with the Final Binding Offer (which constituted a “Permitted Acquisition Agreement”, as defined in the Gold Fields Agreement). Pan American and Agnico made a similar announcement by press release that same day.

Later on November 8, 2022, Gold Fields terminated the Gold Fields Agreement and issued a press release to this effect. As a result of this termination, later that day Yamana issued a further press release, and Pan American and Agnico issued a further joint press release announcing that the Arrangement Agreement had become effective and that Yamana would pay a $300 million termination fee to Gold Fields.

In addition, on November 8, 2022, directors and officers of Yamana signed voting and support agreements to provide their support for the Arrangement Agreement as securityholders and not in their capacities as directors or officers, and agreeing to vote in favor of the Arrangement Agreement at the Yamana Meeting. Similarly, directors, officers and certain significant shareholders of Pan American signed voting and support agreements to provide their support for the Arrangement Agreement as securityholders and not in their capacities as directors or officers, and agreeing to vote in favor of the Arrangement Agreement at the Special Meeting.

On November 9, 2022, Pan American issued its quarterly earning press release and filed its interim unaudited financial statements and MD&A for the third quarter. On November 10, 2022, Pan American held a conference call and webcast to discuss its quarterly results and the Arrangement.

On November 10, 2022, Yamana paid the $300 million termination fee, less applicable withholding taxes, to Gold Fields, pursuant to the Gold Fields Agreement. Pursuant to the terms of the Arrangement Agreement, Pan American funded $150 million in cash to Yamana to pay a portion of such termination fee.

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Recommendation of the Board

AFTER CAREFUL CONSIDERATION OF THE ARRANGEMENT, THE PAN AMERICAN BOARD UNANIMOUSLY RECOMMENDS THAT PAN AMERICAN SHAREHOLDERS VOTE FOR THE SHARE ISSUANCE RESOLUTION.

Reasons for and Benefits of the Arrangement

In evaluating the Arrangement and unanimously reaching their conclusion and making their recommendations in support of the Arrangement, the Pan American Board considered a number of factors including, among others, the following benefits to Pan American:

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Transformational Increase in Scale: The Arrangement will result in a transformational growth in scale for Pan American, adding Yamana’s four producing mines – the Jacobina mining complex in Brazil, the El Peñón and Minera Florida mines in Chile, and the Cerro Moro mine in Argentina – plus two development projects in Argentina, to Pan American’s existing portfolio of eight producing mines, three assets on care and maintenance and a number of advanced exploration projects in the Americas. Pan American’s medium and longer term growth prospects, currently tied to the ILO 169 consultation process for Escobal and development of the La Colorada Skarn, will also be bolstered by Jacobina’s phased expansion and Yamana’s pipeline of advanced exploration projects.

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Improved Liquidity and Market Capitalization: The Arrangement is expected to significantly improve Pan American’s trading liquidity (+50%)[13] with a pro forma $5.6 billion market capitalization.[14] We believe the combined company will be the leading investment vehicle for silver mining investors.

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Significantly Increased Production Profile: The Arrangement will have a meaningful impact on Pan American’s precious metals production. For example, in 2022, on a pro forma basis, the Arrangement would have resulted in an estimated increase in Pan American’s annual silver production of approximately 9.5 million ounces and an estimated increase in annual gold production of approximately 550 thousand ounces.[15] This will strengthen Pan American’s position as the leading Latin American focused silver and gold producer.

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Increased Mineral Reserves and Resources: The Arrangement will immediately add 111 million ounces of silver and 10 million ounces of gold to Pan American’s proven and probable mineral reserves. [16] Moreover, the Arrangement will enhance Pan American’s leading silver mineral resource base among its peers with an increase of 50.9 million ounces of silver measured and indicated mineral resources and 62.6 million ounces of silver inferred mineral resources in addition to 11.1 million ounces of gold measured and indicated resources and 6.8 million ounces of gold inferred mineral resources.

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Continued Exposure to Silver: The combined company is expected to maintain significant revenue exposure to silver following completion of the Arrangement, with 21% of pro forma revenue derived from silver, compared to Pan American’s current 25%[17], assuming no production from the Escobal mine which is currently on care and maintenance.

13 Based on Yamana’s average daily trading value over the last 12 months (attributable to Pan American based on the percentage of aggregate Consideration funded by Pan American) divided by Pan American’s average daily trading value over the last 12 months.

14 Based on pro forma shares outstanding of 364 million multiplied by the November 3, 2022 closing price of the Pan American Shares of $15.25.

15 Based on Yamana’s 2022 guidance, as per its news release dated February 17, 2022.

16 Please see the Yamana Annual Information Form incorporated by reference herein for Yamana’s mineral reserves and resources as at December 31, 2021.

17 Pro forma numbers based on Q3 2022 year-to-date performance for Pan American and Yamana, excluding Escobal

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Enhanced Diversification: The Arrangement provides Pan American with improved geographic diversification, with exposure to two additional South American jurisdictions (Chile and Brazil), while maintaining its Americas focus. Following the Effective Time, the combined company will consist of 11 operating mines, excluding the Manantial Espejo mine which will cease production by the end of 2022, and an extensive portfolio of development and exploration projects throughout eight jurisdictions in the Americas. Pro forma revenue from these 11 operating mines will not exceed 23% from any single jurisdiction (Peru: 23%, Chile: 19%, Mexico: 18%, Argentina: 16%, Brazil: 12%, Canada: 9% and Bolivia: 3%).

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Leverages Presence in Latin America: Having operated mines in South America for over 28 years, Pan American possesses the existing scale, experience and expertise in Latin America to efficiently integrate Yamana’s properties into its portfolio and optimize the assets of the combined company. Furthermore, there are significant opportunities to unlock synergistic value estimated to be between $40 million and $60 million per year through operational efficiencies from the combined Latin America portfolios and corporate general and administrative cost savings in Canada.[18]

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Enhanced Financial Flexibility: The Arrangement is accretive to key financial and operating metrics, even before considering synergies. The combined company will benefit from an expected lower overall cost structure, as Yamana’s Latin American assets have a forecast AISC of approximately $981 per GEO in 2022[19] and are currently ranked in the second quartile (33%) of the gold cost curve, relative to its gold peers[20]. In addition, robust pro forma revenue is expected to result in increased cash flow from operations allowing for improved capital allocation flexibility. For example, revenue on a pro forma basis would have been $2.8 billion and $2.0 billion for 2021 and the nine months ended September 30, 2022, respectively[21]. Pro forma total available liquidity of the combined company is $531 million,[22] comprised of $181 million of cash and cash equivalents and $350 million available under Pan American’s sustainability-linked revolving credit facility, which aligns Pan American’s ESG performance to its cost of capital. Pan American has received a commitment from a Canadian chartered bank to underwrite an upsized revolving credit facility of up to $750 million following closing of the Arrangement and a term loan of up to $500 million, for a combined total credit commitment of up to $1.25 billion.

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Supports Growth: The Arrangement will improve Pan American’s ability to internally fund the La Colorada Skarn development and other growth projects from increased cash flow. The Arrangement will also add assets with a long history of reserve replacement and an extensive exploration portfolio to support the combined company’s future production profile.

A number of these anticipated benefits and factors are based on a variety of assumptions and are subject to various risks. See the sections of the Circular entitled “Cautionary Notice Regarding Forward-Looking Statements and Information” and “Risk Factors”.

18 Pan American’s anticipated synergies are expected to be post-tax savings given geographic breakdown of taxable income.

19 As per Yamana’s 2022 guidance as at February 17, 2022. GEO is calculated as the sum of gold ounces and the gold equivalent of silver ounces using a ratio of 72.55 for the year ended December 31, 2021. AISC per GEO sold is a non-GAAP financial measure. Please see the section entitled “Non-GAAP and IFRS Measures” on page 9 of this Circular.

20 As per Wood Mackenzie Ltd., 2022 by-product total cash cost and sustaining capital expenditures gold mine composite cost curve (Q4 2022 dataset dated December 2022). The data has been adjusted to exclude Yamana’s 50% share in the Canadian Malartic mine.

21 Please see “Unaudited Pro Forma Consolidated Financial Statements” attached as Schedule C to this Circular.

22 Pan American’s cash & cash equivalents as at September 30, 2022, Yamana’s cash balance (excluding cash allocated to the MARA Project) as at September 30, 2022, less the $300 million cash break fee paid to Gold Fields.

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In reaching their conclusion and making their recommendations, the Pan American Board relied on their knowledge of Pan American, Yamana and the mining industry, on the information provided by Pan American’s management and on the advice of its legal and financial advisors. The Pan American Board considered numerous other factors in assessing the Arrangement including, among others, the following:

●

Fairness Opinions: The respective financial analyses and opinions of each of BMO Capital Markets and National Bank Financial have provided that, as of November 2, 2022, and based upon and subject to the assumptions, limitations and qualifications set forth in each opinion, the Pan American Share Consideration to be issued by Pan American pursuant to the Arrangement Agreement is fair, from a financial point of view, to Pan American.

●	Advice from GenCap: Pan American engaged GenCap to provide financial advice in connection with the Arrangement and the Pan American Board relied on such advice in its assessment of the Arrangement.

●

Due Diligence: Our management and its technical, legal and financial advisors conducted desktop due diligence in February 2022 and extensive due diligence on Yamana from October 24, 2022 through November 2, 2022, including site visits to Yamana’s Jacobina, El Peñón, Cerro Moro and Minera Florida mines and MARA development project from October 25, 2022 to October 30, 2022.

●	Likelihood of Completion: The Arrangement is not subject to unreasonable or extraordinary conditions to completion. We expect to obtain all necessary Regulatory Approvals in due course.

●

Voting Support: The directors and executive officers of Yamana have entered into the Yamana Support Agreements with Pan American under which they agree, among other things, to vote their Yamana Shares in favour of the Arrangement Resolution.

●

Arm’s Length Transaction: The terms of the Arrangement Agreement are the result of a comprehensive arm’s length process, undertaken with the oversight and participation of Pan American’s external legal counsel and financial advisors.

●

Conduct of Pan American’s Business: The Pan American Board believes that the restrictions imposed on Pan American’s business and operations during the pendency of the Arrangement are reasonable and not unduly burdensome.

●

Ability to Accept an Alternative Transaction: Under the Arrangement Agreement, the Pan American Board remains able to respond, in accordance with its fiduciary duties, to certain unsolicited proposals that are more favourable to Pan American Shareholders than the Arrangement. The Pan American Board received advice from its financial and legal advisors that the deal protection terms including the payment of a termination fee of $375 million (the “Pan American Termination Fee”) payable to Yamana (the “Pan American Termination Payment”) and circumstances for such payment, are within the ranges typical in the market for similar transactions.

●

Pan American Shareholder Approval: The Share Issuance Resolution must be approved by a simple majority (50% plus one vote) of votes cast by Pan American Shareholders present in person or represented by proxy and entitled to vote at the Special Meeting. The Pan American Board believes that the required approval protects the rights of Pan American Shareholders.

The Pan American Board also considered potential adverse factors associated with the Arrangement including, among others, the following:

●	Dilution: As a result of the issuance of Pan American Shares under the Arrangement, existing Pan American Shareholders will experience a degree of dilution in their ownership percentage of Pan

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American. Dilution to existing shareholders will be reduced to the extent such shareholders are also Yamana Shareholders. Former Yamana Shareholders and Former Pan American Shareholders are expected to own approximately 42.4% and 57.6%, respectively, of the Pan American Shares immediately following completion of the Arrangement based on the number of Pan American Shares and Yamana Shares issued and outstanding as of November 4, 2022, each on a non-diluted basis, and the 1% buffer described under the heading “Business to be Acted Upon at the Special Meeting – Share Issuance Resolution”.

●

Integration Challenges: The challenges inherent in the combination of two enterprises of the size and scope of Pan American and Yamana and the possible resulting diversion of management attention for an extended period of time, as well as the risk that anticipated benefits, long-term as well as short-term, of the transaction for our shareholders might not be realized.

●	Opportunity Costs: The investment of management time to the Arrangement may delay or prevent us from exploiting other business opportunities that may arise pending completion of the Arrangement.

●	Risk of Non-Completion: The risks and costs to us if the Arrangement is not completed, including the adverse effects on our ability to execute another transaction.

●

Expenses and Payments on Termination: Our obligation to pay the Pan American Expense Reimbursement and the Pan American Termination Payment if the Arrangement Agreement is terminated under certain circumstances.

●

Risks in Yamana’s Business, including the assumption of Yamana Debt: The risks involved in the business of Yamana, as described under the heading “Risk Factors – Factors Relating to Yamana’s Business”.

The foregoing summary of the information and factors considered by the Pan American Board in reaching its conclusions and recommendations is not, and is not intended to be, exhaustive. In view of the wide variety of factors and the amount of information considered in connection with its evaluation of the Arrangement, the Pan American Board did not find it practicable to, and did not, quantify or otherwise attempt to assign any relative weight to each specific factor considered in reaching its conclusions and recommendations. In addition, our individual directors may have assigned different weight to different factors.

Fairness Opinions

BMO CAPITAL MARKETS

Pursuant to an engagement agreement effective March 9, 2022, BMO Capital Markets agreed to act as our financial advisor in connection with the Arrangement and provide the Pan American Board with an opinion as to the fairness to Pan American, from a financial point of view, of the Consideration to be issued by Pan American pursuant to the Arrangement Agreement. At a meeting held on November 2, 2022, BMO Capital Markets provided the Pan American Board with an oral opinion, subsequently confirmed in writing to the Pan American Board, to the effect that, based upon and subject to the assumptions, limitations and qualifications contained therein, and as of the date thereof, the Consideration to be issued by Pan American pursuant to the Arrangement Agreement was fair, from a financial point of view, to Pan American.

The full text of the fairness opinion of BMO Capital Markets provided to Pan American in connection with the Arrangement (the “BMO Capital Markets Fairness Opinion”), which sets forth, among other things, the assumptions made, information reviewed and matters considered, and limitations and qualifications on the review undertaken in connection with the opinion, is attached to this Circular as Schedule D. The BMO Capital Markets Fairness Opinion is not intended to be and does not constitute a recommendation to any Pan American Shareholder as to how to vote or act on any matter relating to the Arrangement. The BMO Capital Markets

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Fairness Opinion was only one of a number of factors taken into consideration by the Pan American Board in considering the Arrangement and should not be viewed as determinative of the views of the Pan American Board with respect to the Arrangement or the Consideration to be issued by us pursuant to the Arrangement. This summary of the BMO Capital Markets Fairness Opinion is qualified in its entirety by reference to the full text of the BMO Capital Markets Fairness Opinion and shareholders are urged to read the BMO Capital Markets Fairness Opinion in its entirety.

BMO Capital Markets will receive a fee for its services, including a fee upon Pan American entering into the Arrangement Agreement, a fee for the delivery of the BMO Capital Markets Fairness Opinion regardless of the conclusions reached therein, and a fee contingent upon the completion of the Arrangement. Pan American has agreed to pay a break fee to BMO Capital Markets under certain circumstances. We have also agreed to reimburse BMO Capital Markets for its reasonable out-of-pocket expenses and to indemnify BMO Capital Markets against certain liabilities.

NATIONAL BANK FINANCIAL

National Bank Financial was formally engaged by Pan American pursuant to an engagement agreement dated November 2, 2022 (but effective as of October 26, 2022), pursuant to which, among other things, National Bank Financial agreed to provide the Pan American Board with an independent opinion as to the fairness, from a financial point of view, to Pan American of the Pan American Share Consideration to be issued by Pan American pursuant to the Arrangement Agreement. At a meeting held on November 2, 2022, National Bank Financial provided the Pan American Board with an oral opinion, subsequently confirmed in writing to the Pan American Board, to the effect that, based upon and subject to the various assumptions, limitations and qualifications contained therein, the Pan American Share Consideration to be issued pursuant to the Arrangement Agreement was fair, from a financial point of view, to Pan American.

The full text of National Bank Financial’s fairness opinion provided to the Pan American Board in connection with the Arrangement (the “National Bank Financial Fairness Opinion”), sets forth, among other things, the assumptions made, information reviewed and matters considered, and limitations and qualifications on the review undertaken in connection with the opinion. The National Bank Financial Fairness Opinion is not intended to be and does not constitute a recommendation to any Pan American Shareholder as to how to vote or act on any matter relating to the Arrangement. The National Bank Financial Fairness Opinion was only one of a number of factors taken into consideration by the Pan American Board in considering the Arrangement and should not be viewed as determinative of the views of the Pan American Board with respect to the Arrangement or the Pan American Share Consideration to be issued by us pursuant to the Arrangement. This summary of the National Bank Financial Fairness Opinion is qualified in its entirety by reference to the full text of the National Bank Financial Fairness Opinion set out in Schedule E to this Circular.

We have agreed to pay National Bank Financial a fixed fee for rendering the National Bank Financial Fairness Opinion, regardless of the conclusions reached therein and regardless of whether the Arrangement is consummated. National Bank Financial will only be paid additional fees in the event that a subsequent updated opinion is required by Pan American. In addition, we agreed to reimburse National Bank Financial for its reasonable out-of-pocket expenses in connection with the provision of its services and to indemnify National Bank Financial against certain liabilities.

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Plan of Arrangement

The Plan of Arrangement sets out the steps and actions by which the Arrangement will be effected.

Commencing and effective as at the Effective Time, each of the events summarized below will occur and will be deemed to occur sequentially in the following order without any further authorization, act or formality on the part of any person, unless stated otherwise:

●

Pan American will lend to Yamana on a non-interest bearing demand basis, an amount equal to the Dissent and RSU Loan Amount, and each Dissent Share held by a Dissenting Shareholder will be transferred and assigned by the holder thereof (free and clear of all Liens) to Yamana for a debt claim against Yamana for the amount therefor determined under the Plan of Arrangement, and: (a) the name of such Dissenting Shareholder will be removed from the register of Yamana Shareholders maintained on behalf of Yamana and such Dissent Share will be cancelled and cease to be outstanding, and (b) such Dissenting Shareholder will cease to be the holder of such Dissent Share or to have any rights as a Yamana Shareholder other than the right to be paid the fair value for such Dissent Share as set out in the Plan of Arrangement;

●

the transactions contemplated by the Conveyance Agreement will become effective and pursuant thereto, Yamana will assign and transfer to Agnico a 100% legal and beneficial interest in, and good and marketable title to, all Canadian Assets, free and clear of all Liens other than Permitted Liens, and as consideration for the Canadian Assets, Agnico will assume the Canadian Liabilities, issue the Agnico Payment Shares, and pay cash equal to the aggregate of the Cash Consideration multiplied by the number of Yamana Shares (other than Dissent Shares), the Fractional Share Amount and the Dissent Amount to Yamana, and: (a) Yamana will be the holder of the Agnico Shares so issued (free and clear of all Liens) and the register of shareholders of Agnico maintained by or on behalf of Agnico will be revised accordingly, and (b) Agnico will add an amount to the stated capital in respect of the Agnico Shares equal to the aggregate Agnico Share Value multiplied by the number of Agnico Payment Shares;

●

in the course of a reorganization of Yamana’s share capital in accordance with Section 86 of the Tax Act, the authorized share capital of Yamana will be amended by the creation of an unlimited number of Class A Shares, and immediately thereafter each Yamana Share held by a Yamana Shareholder (other than a Dissenting Shareholder) will be exchanged for: (a) one Class A Share; (b) the Agnico Share Consideration delivered by Yamana; and (c) an amount of cash delivered by Yamana equal to the Cash Consideration. In connection with the foregoing reorganization of the share capital and the share exchanges: (i) each Yamana Shareholder will cease to be the holder of each such Yamana Share and the name of such Yamana Shareholder will be removed from the register of Yamana Shareholders maintained on behalf of Yamana, (ii) the Yamana Shares exchanged will be cancelled and the stated capital in respect of the Yamana Shares will be nil, (iii) Yamana will cease to be the holder of the Agnico Shares and the name of Yamana will be removed from the register of shareholders of Agnico maintained on behalf of Agnico, (iv) Yamana will be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer and assign each such Agnico Share, (v) each Yamana Shareholder will be deemed to be the holder of the Class A Shares for which the Yamana Shareholder’s Yamana Shares were exchanged in accordance with the Plan of Arrangement (in each case, free and clear of any Liens) and such Yamana Shareholder will be entered in the register of Yamana Shareholders maintained on behalf of Yamana, as the holder of such Class A Shares, (vi) each Yamana Shareholder will be deemed to be the holder of the Agnico Shares for which the Yamana Shareholder’s Yamana Shares were exchanged in accordance with the Plan of Arrangement (in each case, free and clear of any Liens) and such Yamana Shareholder will be entered in the register of shareholders of Agnico maintained on behalf of Agnico, as the holder of such Agnico Shares, and (vii) there will be added to the stated capital in respect of the Class A Shares an amount equal to the Pan American Share Value multiplied by the number of Pan American Shares that the Yamana Shareholders are entitled to receive pursuant to the Plan of Arrangement;

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●

each Class A Share will be transferred to Pan American (free and clear of any Liens) in exchange for the Pan American Share Consideration delivered by Pan American, and: (a) the holders of the Class A Shares will cease to be the holder of each such Class A Share and the name of such holder will be removed from the register of Yamana Shareholders maintained on behalf of Yamana; (b) the holders of the Class A Shares will be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer and assign each such Class A Share, (c) Pan American will be the holder of the Class A Shares (free and clear of all Liens) and the register of Yamana Shareholders maintained on behalf of Yamana will be revised accordingly; (d) the holders of the Class A Shares will be the holders of the Pan American Shares so issued (free and clear of all Liens) and the register of shareholders of Pan American maintained on behalf of Pan American will be revised accordingly; and (e) Pan American will add an amount to its share capital in respect of the Pan American Shares equal to the aggregate Pan American Share Value multiplied by the number of Pan American Shares so issued;

●

each outstanding Yamana RSU (whether vested or unvested) will vest in accordance with the terms of the Yamana RSU Plan and will be transferred by the holder thereof to Yamana in exchange for a cash payment from Yamana equal to the VWAP of one Yamana Share on the TSX during the five trading days prior to the Effective Date, less applicable withholdings, using the remaining funds from the Dissent and RSU Loan not paid to Dissenting Shareholders in accordance with the Plan of Arrangement, and each such Yamana RSU will be immediately cancelled and (a) the holders of such Yamana RSUs will cease to be holders thereof and to have any rights as holders of such Yamana RSUs, other than the right to receive the consideration to which they are entitled in accordance with the Plan of Arrangement, (b) such holders’ names will be removed from the register of Yamana RSUs maintained on behalf of Yamana, and (c) all agreements relating to the Yamana RSUs will be terminated and will be of no further force and effect;

●

each outstanding Yamana PSU will be transferred by the holder thereof to Yamana in exchange for a cash payment from Yamana equal to the VWAP of one Yamana Share on the TSX during the five trading days prior to the Effective Date multiplied by the applicable Multiplier (as defined in the Yamana PSU Plan), to be determined on the Effective Date, less applicable withholdings, and each such Yamana PSU will be immediately cancelled and (a) the holders of such Yamana PSU will cease to be holders thereof and to have any rights as holders of such Yamana PSUs, other than the right to receive the consideration to which they are entitled in accordance with the Plan of Arrangement, (b) such holders’ names will be removed from the register of Yamana PSUs maintained on behalf of Yamana, and (c) all agreements relating to the Yamana PSUs will be terminated and will be of no further force and effect;

●

each outstanding Yamana DSU will be transferred by the holder thereof to Yamana in exchange for a cash payment from Yamana equal to the VWAP of one Yamana Share on the TSX during the five trading days prior to the Effective Date, less applicable withholdings, and each such Yamana DSU will be immediately cancelled and (a) the holders of such Yamana DSUs will cease to be holders thereof and to have any rights as holders of such Yamana DSUs, other than the right to receive the consideration to which they are entitled in accordance with the Plan of Arrangement, (b) such holders’ names will be removed from the register of Yamana DSUs maintained on behalf of Yamana, and (c) all agreements relating to the Yamana DSUs will be terminated and will be of no further force and effect;

●

the authorized share capital of Yamana will be amended by: (a) eliminating the Yamana Shares; and (b) changing the identifying name of the issued and unissued Class A Shares from “Class A common share” to “common share” and amending the special right and restrictions attached to those shares to provide the holders thereof with one vote in respect of each share held, and the articles of Yamana will be deemed to be amended accordingly; and

●	Pan American will make a capital contribution to Yamana by capitalizing the Dissent and RSU Loan, and the Dissent and RSU Loan will be cancelled and extinguished.

Fractional Shares and Cash

Yamana Shareholders may be entitled to a fraction of a Class A Share. In no event shall the aggregate number of Pan American Shares or Agnico Shares issuable to a Yamana Shareholder include a fraction of a share. To the

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extent that a fraction of a Pan American Share or Agnico Share would otherwise be issuable to a Yamana Shareholder, the number of Pan American Shares or Agnico Shares to be received by such Yamana Shareholder shall be rounded down to the nearest whole number. In lieu of any such fraction of a Pan American Share, each Yamana Shareholder shall receive a cash payment from Pan American equal the value of such fraction calculated by ascribing the Pan American Share Value to each whole Pan American Share. In lieu of any such fraction of an Agnico Share, each Yamana Shareholder shall receive a cash payment from Yamana equal the value of such fraction calculated by ascribing the Agnico Share Value to each whole Agnico Share. In any case where the total cash payable to a particular Yamana Shareholder by each of Pan American or Yamana under the Arrangement would, but for this provision, include a fraction of a cent, the consideration payable shall be rounded down to the nearest whole cent.

Withholding Rights

Pan American, Yamana, Agnico, any of their affiliates and the Depositary, as applicable, shall be entitled to deduct and withhold, or direct any other person to deduct and withhold on their behalf, from any amounts otherwise payable, issuable or otherwise deliverable to any Yamana Securityholders and/or any other person under the Plan of Arrangement such amounts as are required or entitled to be deducted and withheld from such amounts under any provision of the Tax Act, the United States Internal Revenue Code of 1986 or any provision of any applicable Law. To the extent any such amounts are so deducted and withheld, such amounts shall be treated for all purposes under the Plan of Arrangement as having been paid to the person in respect of which such deduction and withholding was made. To the extent that the amount so required to be deducted or withheld from any amounts payable, issuable or otherwise deliverable to a person under the Plan of Arrangement exceeds the amount of cash otherwise payable to such person, Pan American, Yamana, Agnico, any of their affiliates and the Depositary are hereby authorized to sell or otherwise dispose, or direct any other person to sell or otherwise dispose, of such portion of the non-cash consideration or non-cash amounts payable, issuable or otherwise deliverable hereunder to such person as is necessary to provide sufficient funds to Pan American, Yamana, Agnico, any of their affiliates and the Depositary, as the case may be, to enable them to comply with such deduction or withholding requirement and Pan American, Yamana, Agnico, any of their affiliates and the Depositary, as applicable, shall notify the relevant person of such sale or other disposition and remit to such person any unapplied balance of the net proceeds of such sale or other disposition (after deduction for: (a) the amounts required to satisfy the required withholding under the Plan of Arrangement in respect of such person; (b) reasonable commissions payable to the broker; and (c) other reasonable costs and expenses).

Treatment of Dividends

No dividend or other distribution declared or made after the Effective Time with respect to Pan American Shares or Agnico Shares with a record date after the Effective Time will be delivered to the holder of any unsurrendered certificate that, immediately prior to the Effective Time, represented outstanding Yamana Shares unless and until the holder surrenders such certificate in exchange for the Consideration (together with any cash in lieu of fractional Consideration Shares) deliverable therefor pursuant to the terms of the Plan of Arrangement. Subject to applicable Law and to applicable withholding rights, at the time of such compliance, there shall, in addition to the delivery of Consideration (together with any cash in lieu of fractional Consideration Shares) to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect to such Pan American Shares or Agnico Shares.

Cancellation of Rights after Six Years

To the extent that a former Yamana Shareholder fails to deliver to the Depositary a certificate (if any) which immediately prior to the Effective Time represented outstanding Yamana Shares, together with a duly completed and executed Letter of Transmittal and any such additional documents and instruments as the Depositary may reasonably require in compliance with the Plan of Arrangement on or before the date that is six years after the

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Effective Date (the “Final Proscription Date”), then the Consideration that such former Yamana Shareholder was entitled to receive shall be automatically cancelled without any repayment of capital in respect thereof and the Consideration to which such former Yamana Shareholder was entitled, shall be delivered to Pan American by the Depositary and the Pan American Shares and Agnico Shares forming part of the Consideration shall be deemed to be cancelled, and the interest of the former Yamana Shareholder in such Pan American Shares or Agnico Shares (and any dividend or other distribution with a record date after the Effective Time) to which it was entitled shall be terminated as of such Final Proscription Date, and the certificates (if any) formerly representing Yamana Shares shall cease to represent a right or claim of any kind or nature as of such Final Proscription Date. Any payment made by way of cheque by the Depositary pursuant to the Plan of Arrangement that has not been deposited or has been returned to the Depositary or that otherwise remains unclaimed, in each case, on or before the Final Proscription Date shall cease to represent a right or claim of any kind or nature and the right of any Yamana Shareholder to receive the Consideration for Yamana Shares pursuant to the Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to Pan American. Accordingly, former Yamana Shareholders who deposit with the Depositary certificates representing Yamana Shares after the sixth anniversary of the Effective Date will not receive Pan American Shares, Agnico Shares or any other consideration in exchange therefor and will not own any interest in Yamana, Pan American or Agnico, and will not be paid any compensation.

Consideration

Pursuant to the Arrangement, the Yamana Shareholders will receive for each Yamana Share held (other than a Dissent Share) the Consideration, which consists of: (i) 0.1598 of a Pan American Share to be issued by Pan American; (ii) 0.0376 of an Agnico Share to be issued by Agnico; and (iii) $1.0406 in cash to be paid by Agnico.

The aggregate Consideration represents a value of $4.8 billion or $5.02 per Yamana Share, based on the closing price of Pan American’s and Agnico’s shares on November 3, 2022, a premium of 23% to the closing price of the Yamana Shares on November 3, 2022, and a premium of approximately 15% to the implied price under the Gold Fields Agreement based on the market close on November 3, 2022.

Treatment of Yamana Convertible Securities

Pursuant to the Arrangement Agreement and the Plan of Arrangement, the outstanding convertible securities of Yamana, consisting of Yamana RSUs, Yamana PSUs and Yamana DSUs, will, pursuant to the Arrangement Agreement, be treated as follows:

●

Yamana RSUs – each Yamana RSU (whether vested or unvested) that is outstanding immediately prior to the Effective Time will vest in accordance with the terms of the Yamana RSU Plan and will be transferred to Yamana in exchange for a cash payment from Yamana to the holder thereof equal to the VWAP of one Yamana Share on the TSX during the five trading days ending on the last trading day prior to the day upon which the Arrangement becomes effective, less any withholding required by applicable Law, using the remaining funds from the Dissent and RSU Loan not paid to Dissenting Shareholders in accordance with the Plan of Arrangement, and each such Yamana RSU shall be immediately cancelled;

●

Yamana PSUs – each Yamana PSU that is outstanding immediately prior to the Effective Time will be transferred to Yamana in exchange for a cash payment from Yamana to the holder thereof equal to the VWAP of one Yamana Share on the TSX during the five trading days ending on the last trading day prior to the day upon which the Arrangement becomes effective multiplied by the applicable Multiplier (as defined in the Yamana PSU Plan), to be determined on the Effective Date, less any withholding required by applicable Law, and each such Yamana PSU shall be immediately cancelled; and

●

Yamana DSUs – each Yamana DSU that is outstanding immediately prior to the Effective Time will be transferred to Yamana in exchange for a cash payment to the holder thereof from Yamana equal to the VWAP of one Yamana Share on the TSX during the five trading days ending on the last trading day prior to

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the day upon which the Arrangement becomes effective, less any withholding required by applicable Law and each such Yamana DSU shall be immediately cancelled.

Stock Exchange Listings and Reporting Requirements

The Yamana Shares are currently listed on the TSX under the symbol “YRI” and are listed on the NYSE and the LSE under the symbol “AUY”. We intend to have the Yamana Shares delisted from the TSX, the NYSE and the LSE as soon as practicable following the Effective Date. In addition, subject to applicable Laws, as promptly as possible following the Effective Date, we will apply to the applicable Canadian securities regulatory authorities to have Yamana cease to be a reporting issuer in all jurisdictions in which it is a reporting issuer in order to terminate Yamana’s reporting obligations in Canada following completion of the Arrangement. We will also apply to the SEC to terminate the registration of the Yamana Shares under Section 12 of the U.S. Exchange Act.

Our shares are listed on the TSX under the symbol “PAAS” and Nasdaq under the symbol “PAAS”. The obligation of Pan American, Agnico and Yamana to complete the Arrangement is subject to, among other things, the approval of the TSX, NYSE and Nasdaq of the listing of the Consideration Shares. Pan American has applied to list the Pan American Shares to be issued in connection with the Arrangement on the Nasdaq and the TSX and has received conditional approval from the TSX. Final approval of the TSX is conditional on the satisfaction by Pan American of customary conditions to listing imposed by the TSX, including approval of the Pan American Resolution by the Pan American Shareholders. Pan American anticipates receiving all required Authorizations from the Nasdaq prior to the closing of the Arrangement.

Voting and Support Agreements

On November 8, 2022, each of the Yamana Supporting Shareholders entered into a Yamana Support Agreement with Pan American and Agnico, pursuant to which, among other things, the Yamana Supporting Shareholders have agreed to vote their Yamana Shares in favour of the Arrangement Resolution.

The Yamana Support Agreements set forth, among other things, the agreement of the Yamana Supporting Shareholders to (a) vote all of their Yamana Shares or Yamana Equity Awards entitled to vote in favour of the Arrangement Resolution, and against any resolution, action, proposal, transaction or agreement proposed by any other person that could reasonably be expected to adversely affect or reduce the likelihood of the successful completion of the Arrangement or delay or interfere with, the completion of the Arrangement; (b) deliver or cause to deliver to Yamana’s transfer agent duly executed proxies or voting instruction forms, as applicable, completed as specified in the Yamana Support Agreement by no later than ten Business Days prior to the Yamana Meeting; (c) not take any other action of any kind, including voting or not voting any of the Yamana Shares or Yamana Equity Awards, that would reasonably be expected to preclude, delay or interfere with the completion of the Arrangement; and (d) not, directly or indirectly, sell transfer, pledge or assign, or agree to sell, transfer, pledge or assign any of the Yamana Shares or Yamana Equity Awards, other than as set out in the Yamana Support Agreement. The Yamana Supporting Shareholders have also agreed not to exercise any Dissent Rights or rights of appraisal in connection with the Arrangement.

Each Yamana Support Agreement will automatically terminate upon the earliest of:

●	the written agreement of the parties to such Yamana Support Agreement;

●	the termination of the Arrangement Agreement in accordance with its terms; and

●	the Effective Date.

The Yamana Support Agreements may also be terminated by the Yamana Supporting Shareholder (a) if either of Pan American or Agnico decreases the amount of the Consideration or otherwise varies the terms of the

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Arrangement Agreement in a manner that is materially adverse to the Yamana Supporting Shareholders without their consent or (b) in the event of a Yamana Change in Recommendation. If the Yamana Support Agreements are terminated, the Yamana Supporting Shareholders will be entitled to withdraw any form of proxy or power of attorney which it may have given with respect to their Yamana Shares or Yamana Equity Awards.

The above summary of the Yamana Support Agreements is qualified in its entirety by the full text of the Yamana Support Agreements, the form of which is available on Yamana’s issuer profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Also on November 8, 2022, each of the Pan American Supporting Shareholders entered into a Pan American Support Agreement with Yamana, pursuant to which, among other things, the Pan American Supporting Shareholders have agreed to vote their Pan American Shares in favour of the Share Issuance Resolution on substantially the same terms and conditions as the Yamana Support Agreements described above.

Approvals

Yamana Shareholder Approval

Subject to the Interim Order, at the Yamana Meeting, the Arrangement Resolution must receive Yamana Shareholder Approval.

Yamana Shareholder Approval requires an affirmative vote of not less than 66 2⁄3% of the votes cast by Yamana

Shareholders present in person (or online) or represented by proxy and entitled to vote at the Yamana Meeting, with each Yamana Share entitling a Yamana Shareholder to one vote.

Pan American Shareholder Approval

Pursuant to the rules of the TSX and Nasdaq, a listed company is generally required to obtain shareholder approval in connection with an acquisition transaction where the number of securities issued or issuable in payment of the purchase price for the acquisition exceeds 25%, in the case of the TSX23, and 20%, in the case of Nasdaq, of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of closing of the transaction. As the Arrangement will result in us issuing up to 156,923,287 Pan American Shares, representing approximately 74.5% of the currently issued and outstanding Pan American Shares (on a non-diluted basis), Pan American Shareholder Approval is required.

It is a condition of the Arrangement that the Share Issuance Resolution be approved by a simple majority (50% plus one vote) of votes cast at the Special Meeting by our shareholders, present in person or represented by proxy.

The maximum number of Pan American Shares that are issuable in connection with the Arrangement is 156,923,287 (approximately 74.5% of the number of Pan American Shares issued and outstanding as of the date of this Circular; 69.1% of such number on a fully-diluted basis).

Former Yamana Shareholders and Former Pan American Shareholders are expected to own approximately 42.4% and 57.6%, respectively, of the Pan American Shares immediately following completion of the Arrangement based on the number of Pan American Shares and Yamana Shares issued and outstanding as of November 4, 2022, each on a non-diluted basis, and the 1% buffer described under the heading “Business to be Acted Upon at the Special Meeting – Share Issuance Resolution”.

As a result of the issuance of Pan American Shares in connection with the Arrangement, your ownership and voting interests in Pan American will be diluted, relative to your current proportional ownership and voting interests.

23 Pursuant to Section 6.11(c) of the TSX Company Manual.

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The issuance of the maximum number of Pan American Shares to Yamana Shareholders as Consideration under the Arrangement will not result in a Change of Control of Pan American.

To the knowledge of our directors and executive officers, no Pan American Shares are issuable to insiders pursuant to the Arrangement, other than to Van Eck. Van Eck has stated in filings made under applicable Canadian Securities Laws that it may be deemed to have control over, but not ownership of, 21,582,103 Pan American Shares representing 10.24% of the outstanding Pan American Shares, and 109,844,657 Yamana Shares representing 11.43% of the outstanding Yamana Shares. Consideration of 17,553,176 Pan American Shares, 4,130,159 Agnico Shares and $114,304,350 in cash would be exchanged for these Yamana Shares under the Arrangement, giving Van Eck control over 39,135,279 Pan American Shares constituting approximately 10.74% of the outstanding Pan American Shares following the Effective Time.

Court Approval

Section 192 of the CBCA requires that Yamana obtain the approval of the Court in respect of the Arrangement.

On December 20, 2022, Yamana obtained the Interim Order, which provides for the calling and holding of the Yamana Meeting and other procedural matters. Prior to that date, Yamana issued a Notice of Application for the Final Order to approve the Arrangement. Copies of the Interim Order and the Notice of Application are attached to the Yamana Circular which is available on Yamana’s issuer profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

Under the Arrangement Agreement, Yamana is required to seek the Final Order not later than five Business Days following the later of: (i) the approval of the Arrangement Resolution by Yamana Shareholders at the Yamana Meeting; and (ii) the approval of the Share Issuance Resolution by Pan American Shareholders at the Pan American Meeting. The Court hearing in respect of the Final Order is expected to take place at 10:00 a.m. (Toronto time) on February 6, 2023, or as soon thereafter as counsel for Yamana may be heard. At the hearing for the Final Order, the Court will consider, among other things, the procedural and substantive fairness and reasonableness of the terms and conditions of the Arrangement and the rights and interests of every person affected as the Court determines appropriate, both from a substantive and a procedural point of view. The Court has broad discretion under the CBCA when making orders with respect to the Arrangement. The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit. The Court may approve the Arrangement, either as proposed or as amended, on, or substantially on, the terms presented subject in all cases to the approval of Yamana, Pan American and Agnico. Depending upon the nature of any required amendments, if any, Yamana, Pan American and/or Agnico may determine not to proceed with the transactions contemplated in the Arrangement Agreement.

Prior to the hearing in respect of the Final Order, the Court will be informed that the Final Order will also constitute the basis for an exemption from registration under the U.S. Securities Act for the securities of Pan American and Agnico to be issued pursuant to the Arrangement to Yamana Shareholders, as applicable, pursuant to Section 3(a)(10) of the U.S. Securities Act. Under the terms of the Interim Order, each Yamana Shareholder, as well as creditors of Yamana and any other interested party, will have the right to appear and make submissions at the application for the Final Order. There can be no assurance that the Court will approve the Arrangement.

Competition Act Approval

Part IX of the Competition Act (Canada) (the “Competition Act”) requires that parties to certain prescribed classes of transactions provide notifications to the Commissioner of Competition (the “Commissioner”) where the applicable thresholds set out in Sections 109 and 110 of the Competition Act are exceeded and no exemption applies (“Notifiable Transactions”). Subject to certain limited exceptions, a Notifiable Transaction cannot be completed until the Parties to the transaction have each submitted the information prescribed pursuant to

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subsection 114(1) of the Competition Act (a “Notification”) to the Commissioner and the applicable waiting period has expired or has been terminated early by the Commissioner.

Alternatively, or in addition to, filing a Notification, a party to a Notifiable Transaction may apply to the Commissioner for an advance ruling certificate (an “ARC”) or, in the event that the Commissioner is not prepared to issue an ARC, a No Action Letter. If the Commissioner issues an ARC, the Parties are exempt from having to file a Notification; if the Commissioner issues a No Action Letter, upon the request of the Parties, the Commissioner can waive the Parties’ requirement to submit a Notification where the Parties have supplied substantially similar information as would have been supplied with their Notification.

The transactions contemplated by the Arrangement Agreement constitute a Notifiable Transaction. Pursuant to the Arrangement Agreement, Competition Act Approval is a mutual condition to the completion of the Arrangement. Pursuant to the Arrangement Agreement, the Parties submitted a request for the ARC to the Commissioner on November 23, 2022. On November 28, 2022, the Commissioner issued an ARC, exempting the Parties from filing a Notification and terminating the waiting period, which constitutes the Competition Act Approval for the purposes of the Arrangement Agreement. The ARC prevents the Commissioner from bringing a challenge to the transactions contemplated by the Arrangement Agreement on substantially the same information that the ARC was issued, provided that the transactions close within one year of the date the ARC was issued (November 28, 2023).

Other Key Regulatory Approvals

Under the Mexican Federal Economic Competition Law (Ley Federal de Competencia Económica) there are certain monetary thresholds which trigger the obligation of economic agents to notify concentrations with the Federal Economic Competition Commission (Comisión Federal de Competencia Económica; the “Commission”) and be approved before they are consummated.

After a concentration is notified by the Parties, the Commission has ten Business Days to respond. During this period, the Commission may request additional information, documentation and/or clarification, to which the notifying Parties will have ten additional Business Days to respond. Following this, the Commission has an additional 15 Business Days to make further requests, comments, inquiries, etc. and the Parties will have an additional 15 Business Days period to respond. After the expiration of this period, the Commission has 60 Business Days to review the notification and issue its resolution on the concentration submitted for its analysis. If the Commission does not refuse the application during such period, the concentration will be cleared. The maximum period for receipt of clearance could be up to 110 Business Days.

In certain cases an expedited review process may be available from the Commission. However, the Arrangement does not qualify for this expedited process.

The Parties filed notifications to the Commission with respect to the Arrangement on December 9, 2022.

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Issuance of Pan American Securities in the United States

U.S. Securities Law Matters

The following discussion is a general overview of certain requirements of U.S. Securities Laws that may be applicable to Yamana Shareholders in the United States. All Yamana Shareholders in the United States are urged to consult with their own legal counsel to ensure that any subsequent resale of Consideration Shares to be received in exchange for their Yamana Shares pursuant to the Arrangement complies with applicable securities legislation.

Further information applicable to Yamana Shareholders in the United States is disclosed under the heading “Notice to United States Securityholders”.

The following discussion does not address the Canadian Securities Laws that will apply to the issue of Consideration Shares to Yamana Shareholders in exchange for their Yamana Shares or the resale of any such securities received in exchange for Yamana Shares within Canada by Yamana Shareholders in the United States.

Exemption from the Registration Requirements of the U.S. Securities Act

The Consideration Shares to be issued to Yamana Shareholders, including holders of depositary interests of Yamana (“Yamana Depositary Interests”) in exchange for their Yamana Shares and Yamana Depositary Interests, respectively, pursuant to the Arrangement have not been and will not be registered under the U.S. Securities Act or the U.S. Securities Laws of any state of the United States and will be issued and exchanged in reliance upon the exemption from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereof and exemptions provided under the U.S. Securities Laws of each state of the United States in which Yamana Shareholders reside. Section 3(a)(10) of the U.S. Securities Act exempts from the registration requirement under the U.S. Securities Act the issuance of securities which have been approved, after a hearing upon the substantive and procedural fairness of the terms and conditions of the relevant transaction, at which all persons to whom it is proposed the securities will be issued shall have the right to appear, by any court expressly authorized by Law to grant such approval. The Court is authorized to conduct a hearing at which the procedural and substantive fairness of the terms and conditions of the Arrangement will be considered. All persons to whom it is proposed to issue the securities are entitled to appear and be heard at this hearing, provided that they satisfy the applicable conditions set forth in the Interim Order. The Court granted the Interim Order on December 20, 2022, and, subject to the approval of the Arrangement by Yamana Shareholders, a hearing on the Arrangement is expected to be held on or about February 6, 2023, by the Court. Accordingly, the Final Order, if granted, will constitute the basis for the exemption from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereof with respect to the Consideration Shares to be issued to Yamana Shareholders and holders of Yamana Depositary Interests in exchange for their Yamana Shares and Yamana Depositary Interests, respectively, pursuant to the Arrangement upon completion of the Arrangement. The Court has been informed of this effect of the Final Order.

Resales of Consideration Shares after the Effective Date

The Consideration Shares to be received by Yamana Shareholders and holders of Yamana Depositary Interests in exchange for their Yamana Shares and Yamana Depositary Interests, respectively, pursuant to the Arrangement upon completion of the Arrangement will not be subject to transfer restrictions under U.S. Securities Laws, except by persons who are “affiliates” (as defined in Rule 144 under the U.S. Securities Act) of Pan American or Agnico, as applicable, after the Effective Date, or were “affiliates” of Pan American or Agnico, as applicable, within 90 days prior to the Effective Date. Persons who may be deemed to be “affiliates” of an issuer include individuals or entities that control, are controlled by, or are under common control with, the issuer, whether through the ownership of voting securities, by Contract, or otherwise, and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer. Typically, persons who are executive officers, directors or 10% or greater shareholders of an issuer are considered to be its “affiliates”.

Any resale of Consideration Shares by such an “affiliate” or former “affiliate” may be subject to the registration requirements of the U.S. Securities Act, absent an exemption therefrom, such as the exemption contained in Rule 144 under the U.S. Securities Act or the safe harbor provided by Rule 904 of Regulation S under the U.S. Securities Act.

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The Arrangement Agreement

The following summarizes material provisions of the Arrangement Agreement. This summary may not contain all of the information about the Arrangement Agreement that is important to Pan American Shareholders. The rights and obligations of the Parties are governed by the express terms and conditions of the Arrangement Agreement and not by this summary or any other information contained in this Circular. Pan American Shareholders are urged to read the Arrangement Agreement carefully and in its entirety, as well as this Circular, before making any decisions regarding the Arrangement. This summary is subject to, and qualified in its entirety by the full text of the Arrangement Agreement, which has been filed under Pan American’s issuer profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, and by the Plan of Arrangement.

In reviewing the Arrangement Agreement and this summary, readers are advised that this summary has been included to provide Pan American Shareholders with information regarding the terms of the Arrangement Agreement and is not intended to provide any other factual information about Pan American, Yamana, Agnico or any of their Subsidiaries or affiliates. The Arrangement Agreement contains representations and warranties and covenants by each of the Parties to the Arrangement Agreement, which are summarized below. These representations and warranties have been made solely for the benefit of the Parties to the Arrangement Agreement and:

●	were not intended as statements of fact, but rather as a way of allocating the risk to one of the Parties if those statements prove to be inaccurate;

●

have been qualified by certain confidential disclosures that were made to the other Parties in connection with the negotiation of the Arrangement Agreement, which disclosures are not reflected in the Arrangement Agreement; and

●

may not be accurate or complete as of any specified date, and may apply contractual standards of materiality in a way that is different from what may be viewed as material by Pan American Shareholders or other investors.

Moreover, information concerning the subject matter of the representations and warranties in the Arrangement Agreement and described below may have changed since the date of the Arrangement Agreement and subsequent developments or new information qualifying a representation or warranty may have been included in this Circular. Accordingly, the representations and warranties and other provisions of the Arrangement Agreement should not be read alone, but instead should be read together with the information provided elsewhere in this Circular and in the documents incorporated by reference into this Circular.

Condition Precedent to Effectiveness of the Arrangement Agreement

The Arrangement Agreement provided that, until such time as the Gold Fields Agreement had been terminated in accordance with its terms, all obligations of Yamana contained in the Arrangement Agreement would only be effective following failure of the Yamana Shareholders to approve the Gold Fields Agreement at the previously scheduled Yamana shareholder meeting. On November 8, 2022, Gold Fields terminated the Gold Fields Agreement, resulting in the Arrangement Agreement becoming effective at the Activation Time in accordance with its terms.

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Representations and Warranties

The Arrangement Agreement contains customary representations and warranties, all of which are qualified by public disclosure and many of which are qualified by Pan American Material Adverse Effect, Agnico Material Adverse Effect or Yamana Material Adverse Effect, as applicable, made, on one hand, by each of Pan American and Agnico to Yamana and, on the other hand, by Yamana to each of Pan American and Agnico. The statements embodied in those representations and warranties were made solely for purposes of the Arrangement Agreement and are subject to important qualifications, limitations and exceptions agreed to by the Parties in connection with negotiating its terms.

The representations and warranties of each of Pan American, Agnico and Yamana relate to the following matters: organization and qualification; authority relative to the Arrangement Agreement; no conflict; required filings and consent; compliance with Laws and constating documents; capitalization; stock exchange compliance; U.S. Securities Law matters; public filings; financial statements; undisclosed liabilities; absence of certain changes or events; litigation; Taxes; and anti-corruption.

The representations and warranties of each of Pan American and Yamana also relate to the following matters: Subsidiaries; Authorizations; shareholder and similar agreements; compliance with the Sarbanes-Oxley Act; title matters; no defaults under leases and agreements; expropriation; mineral reserves and mineral resources; royalties and rentals paid; environmental matters; employment matters; books and records; insurance; non-arm’s length transactions; restrictions on business activities; material contracts; sanctions; and brokers and expenses.

The representations and warranties of each of Pan American and Agnico also relate to freely tradeable Consideration Shares and the Investment Canada Act.

The Arrangement Agreement also contains certain representations and warranties: (a) made solely by Yamana with respect to: the Canadian Assets; reporting issuer status; intellectual property; benefit plans; indigenous claims; community groups; opinions of financial advisors; no “collateral benefit”; the Hart-Scott-Rodino Antitrust Improvement Act of 1976; the Gold Fields Agreement; and the Arrangement Agreement as a Permitted Acquisition Agreement (as defined in the Gold Fields Agreement); (b) made solely by Pan American with respect to: ownership of Yamana Shares; and indicative credit rating and financing commitments; and (c) made solely by Agnico with respect to available funds.

Covenants

Pan American, Agnico and Yamana have agreed to undertake certain covenants between the Activation Time and the Effective Time. Set forth below is a brief summary of certain of those covenants.

Efforts to obtain required Yamana Shareholder Approval

The Arrangement Agreement requires Yamana to schedule the Yamana Meeting on or before the date that is 45 days after the date of the Interim Order and to consult and coordinate with Pan American and use its commercially reasonable efforts to schedule the Yamana Meeting on the same day and at the same time as the Pan American Meeting.

In general, Yamana is not permitted to adjourn, postpone or cancel the Yamana Meeting without the prior consent of Pan American and Agnico, except as required by Law. However, if the Pan American Meeting is postponed or adjourned, Yamana may postpone or adjourn the Yamana Meeting in order to ensure that it occurs on the same day and at the same time as the Pan American Meeting. In addition, if Yamana provides notice to Pan American and Agnico that it has received a Yamana Superior Proposal (as further discussed under “Non-Solicitation Covenants” below) less than seven Business Days before the date of the Yamana Meeting, Yamana may, or Pan American and Agnico may require Yamana to, postpone the Yamana Meeting to a date that is not more than seven

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Business Days after the scheduled date of the Yamana Meeting; provided, however, that the Yamana Meeting may not be adjourned or postponed to a date later than the seventh Business Day prior to the Outside Date.

Unless the Yamana Board has made a Yamana Change in Recommendation as permitted under the Arrangement Agreement (as further discussed in “Non-Solicitation Covenants” below), Yamana has agreed to include in the Yamana Circular the Yamana Board Recommendation, a copy of the Yamana Fairness Opinion, a statement that each of the Yamana Special Committee and the Yamana Board has received the Yamana Fairness Opinion and the Yamana Board has unanimously determined, after receiving legal and financial advice and the unanimous recommendation of the Yamana Special Committee, that the Arrangement and the entry into the Arrangement Agreement are in the best interests of Yamana and statements that each of the Yamana Supporting Shareholders has entered into a Yamana Support Agreement pursuant to which they have agreed, among other things, to vote their Yamana Shares in favour of the Arrangement Resolution.

Efforts to obtain required Pan American Shareholder Approval

The Arrangement Agreement requires Pan American to schedule the Pan American Meeting on or before the date that is 45 days after the date of the Interim Order and use its commercially reasonable efforts to schedule the Pan American Meeting on the same day and at the same time as the Yamana Meeting.

In general, Pan American is not permitted to adjourn, postpone or cancel the Pan American Meeting without the prior consent of Yamana, except as required by Law. However, if the Yamana Meeting is postponed or adjourned, Pan American may adjourn or postpone the Pan American Meeting in order to ensure that it occurs on the same day and at the same time as the Yamana Meeting. However, if Pan American provides notice to Yamana that it has received a Pan American Superior Proposal (as further discussed under “Non-Solicitation Covenants” below) less than seven Business Days before the date of the Pan American Meeting, Pan American may, or Yamana may, require Pan American to, postpone the Pan American Meeting to a date that is not more than seven Business Days after the scheduled date of the Pan American Meeting; provided, however, that the Pan American Meeting may not be adjourned or postponed to a date later than the seventh Business Day prior to the Outside Date.

Unless the Pan American Board has made a Pan American Change in Recommendation as permitted under the Arrangement Agreement (as further discussed under “Non-Solicitation Covenants” below), Pan American will include in this Circular, the Pan American Board Recommendation, a statement that the Pan American Board has unanimously determined, after receiving legal and financial advice, that the Arrangement and the entry into the Arrangement Agreement are in the best interests of Pan American and statements that each of the Pan American Supporting Shareholders have entered into a Pan American Support Agreement pursuant to which they have agreed, among other things, to vote their Pan American Shares in favour of the Pan American Resolution.

Conduct of Business

Each of Yamana and Pan American has undertaken until the Effective Time (or, if earlier, the date the Arrangement Agreement is terminated in accordance with its terms) to, and to cause each of its Subsidiaries to: (a) in all material respects conduct its and their respective businesses only in, and not take any action except in, the ordinary course of business; and (b) use commercially reasonable efforts to preserve intact its and their present business organization, goodwill, business relationships and assets and to keep available the services of their officers and employees as a group; unless expressly required or permitted under certain provisions of the Arrangement Agreement, as required by applicable Law or a Governmental Entity, as required to comply with, or implement any COVID-19 Measures, or unless, in the case of Yamana, both Pan American and Agnico consent in writing, or in the case of Pan American, Yamana consents in writing.

Without limiting the generality of the foregoing, each of Yamana and Pan American has undertaken not to, and to cause each of their respective Subsidiaries not to, directly or indirectly (nor to authorize, agree to, propose, enter into or modify any Contract to do any of the below matters or resolve to do so):

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●	amend or propose to amend its constating documents or, in the case of Yamana, the constating documents of any of its Subsidiaries;

●

declare, set aside or pay any dividend or other distribution (whether in cash, securities or property or any combination thereof) in respect of any Yamana Shares or Pan American Shares, as applicable, except for: (a) regular dividends to Yamana Shareholders and Pan American Shareholders, respectively, in the ordinary course consistent with past practice; and (b) any such action solely between or among Yamana or Pan American and their respective Subsidiaries or between or among Subsidiaries of Yamana or between or among Subsidiaries of Pan American, as applicable;

●

issue, sell, grant, award, pledge, dispose of or otherwise encumber or agree to any of the foregoing with respect to any Yamana Shares or Pan American Shares, as applicable, or other equity or voting interests or any options, stock appreciation rights, warrants, calls, conversion or exchange privileges or rights of any kind to acquire (whether on exchange, exercise, conversion or otherwise) any Yamana Shares or Pan American Shares, as applicable, or other equity or voting interests or other securities or any shares of their respective Subsidiaries (including, in the case of Yamana, the Canadian Assets), other than as specifically provided in the Arrangement Agreement;

●	sub-divide split, combine or reclassify any outstanding Yamana Shares or Pan American Shares, as applicable, or, in the case of Yamana, the securities of any of its Subsidiaries;

●

redeem, purchase or otherwise acquire or offer to purchase or otherwise acquire Yamana Shares or Pan American Shares, as applicable, or other securities of Yamana or Pan American, as applicable, or any securities of their respective Subsidiaries, other than: (a) purchases of Yamana Shares or Pan American Shares, as applicable, in satisfaction of the payment of the exercise price or tax withholdings upon the exercise or vesting of outstanding Yamana Equity Awards or Pan American equity awards, as applicable; and (b) in respect of Pan American, ordinary course purchases of Pan American Shares made in the public markets and at the prevailing market price;

●	amend the terms of any securities of Yamana or its Subsidiaries or Pan American, as applicable;

●	adopt or propose a plan of liquidation or resolutions providing for the liquidation or dissolution of Yamana or any of its Subsidiaries or Pan American, as applicable;

●	reorganize, amalgamate or merge Yamana or its Subsidiaries or Pan American, as applicable, with any other person;

●

except as specified in the Arrangement Agreement, sell, pledge, lease, dispose of, mortgage, license, encumber or otherwise transfer or agree to any of the foregoing with respect to: (a) in the case of Yamana, any of Yamana’s or any of its Subsidiaries’ assets or interests in its assets or its Subsidiaries’ assets (including, in the case of Yamana, the Canadian Assets); and (b) in the case of Pan American, any of Pan American’s or any of its Subsidiaries’ material assets or interest in its assets or its Subsidiaries’ assets;

●

except as specified in the Arrangement Agreement, acquire or agree to acquire, directly or indirectly, any person, or, other than investments required by existing Contracts to which a Yamana JV Entity or Pan American, as applicable, is a party or bound, make any investment or agree to make any investment, directly or indirectly, either by purchase of shares or securities, contributions of capital (other than to wholly-owned Subsidiaries), property transfer or purchase of any property or assets of any other person, other than: (a) in the case of Yamana, such investments in securities that do not exceed in the aggregate $10 million; and (b) in the case of Pan American, transactions that are: (i) for consideration less than $30 million individually or $300 million in the aggregate; (ii) in the ordinary course or business; or (iii) between

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two or more wholly-owned Subsidiaries of Pan American or between Pan American and one or more of its wholly-owned Subsidiaries;

●	make any changes in financial accounting methods, principles, policies or practices, except as required, in each case, by IFRS or by applicable Law;

●	reduce the stated capital of the Yamana Shares or any of its Subsidiaries or the Pan American Shares, as applicable; and

●	materially change the business carried on by, as applicable, Yamana and its Subsidiaries, as a whole (or the Canadian Assets, as a whole) or Pan American and its Subsidiaries, as a whole.

In addition, Yamana has undertaken not to, and to cause each of its Subsidiaries not to, directly or indirectly (nor to authorize, agree to, propose, enter into or modify any Contract to do any of the below matters or resolve to do so):

●	incur any indebtedness to fund, directly or indirectly the payment of any dividend or other distribution in respect of any Yamana Shares other than in the ordinary course of business;

●	except as specified in the Arrangement Agreement, incur any capital expenditures or enter into any agreement obligating Yamana or its Subsidiaries to provide for future capital expenditures;

●

(a) except as specified in the Arrangement Agreement, incur any indebtedness for borrowed money or guarantee any such indebtedness of another person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of Yamana or its Subsidiaries, guarantee any debt securities of another person, enter into any “keep well” or other agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing, or (b) make any loans, advances (other than any advances to employees in the ordinary course of business) or capital contributions to, or investments in, any other person, other than to any joint venture of Yamana or any of its Subsidiaries in the ordinary course of business or to Yamana or any of its Subsidiaries or in connection with sale-leaseback transactions;

●

pay, discharge, settle, satisfy, compromise, waive, assign or release any claims, rights, liabilities or obligations other than: (a) the payment, discharge, satisfaction, in the ordinary course of business, of liabilities reflected or reserved against in Yamana or its Subsidiaries’ financial statements or incurred in the ordinary course of business; or (b) payment of any fees related to the Arrangement or the Gold Fields Agreement;

●

enter into any agreement that, if entered into prior to the date of the Arrangement Agreement, would be considered a Yamana Material Contract, or modify, amend in any material respect, transfer or terminate any Yamana Material Contract other than the Gold Fields Agreement, or waive, release, or assign any material rights or claims thereto or thereunder;

●

enter into or terminate any interest rate, currency, equity or commodity swaps, hedges, derivatives, forward sales contracts or other financial instruments or like transaction, other than in the ordinary course of business consistent with Yamana financial risk management policy;

●

except as specified in the Arrangement Agreement: (a) grant, accelerate, or increase any severance, change of control or termination pay to (or amend any existing arrangement relating to the foregoing with) any director, officer or employee of Yamana or any of its Subsidiaries; (b) grant, accelerate, or increase any payment, bonus, award (equity or otherwise) or other benefits payable to, or for the benefit of, any director, officer or employee of Yamana or any of its Subsidiaries; (c) increase the coverage,

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contributions, funding requirements or benefits available under any Yamana Benefit Plan or create any new benefit plan which would be considered to be a Yamana Benefit Plan once created; (d) increase compensation (in any form), bonus levels or other benefits payable to any director, officer, employee or consultant of Yamana or any of its Subsidiaries, or grant any general increase in the rate of wages, salaries, bonuses or other remuneration, except for base salary increases for employees (other than senior employees) in the ordinary course of business; (e) make any material determination under any of Yamana’s benefits plans that is not in the ordinary course of business; (f) establish, adopt, enter into, amend or terminate any collective bargaining agreement or Yamana Benefit Plan; or (g) take or propose any action to effect any of the foregoing;

●	terminate the employment of any senior employee, except for cause, or hire any senior employee;

●

take any action or fail to take any action which action or failure to act would reasonably be expected to cause any Governmental Entities to institute proceedings for the suspension of, or the revocation or limitation of rights under, any material Authorizations necessary to conduct its businesses as now conducted, and use its commercially reasonable efforts to maintain such Authorizations; or

●

subject to certain exceptions set out in the Arrangement Agreement, take any action inconsistent with past practice relating to the filing of any Tax returns or the withholding, collecting, remitting and payment of any Tax; take any action outside of the ordinary course of business that is reasonably likely to reduce the capital or non-capital losses of Yamana for the purposes of the Tax Act, or reduce the adjusted cost base of the Canadian Assets for purposes of the Tax Act; amend any Tax return or change any of its methods of reporting; make, change or revoke any material election relating to Taxes; enter into any Tax sharing, allocation, waiver or indemnification agreement or consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment; settle (or offer to settle) any material Tax claim, audit, proceeding or re-assessment; or make a request for a Tax ruling to any Governmental Entity.

Further, Yamana is required to use all commercially reasonable efforts to cause its insurance (or re-insurance) policies maintained by Yamana or its Subsidiaries not to be cancelled or terminated or any of the coverage thereunder to lapse, subject to certain exceptions.

In addition, Pan American has undertaken, unless Yamana otherwise agrees in writing:

●

that prior to the Effective Time, the Nominating and Governance Committee of the Pan American Board will identify three directors of Yamana to be appointed to join the current members of the Pan American Board (the “Pan American Board Appointees”), promptly following the Effective Time; provided that all three individuals are: (i) members of the Yamana Board as of the date of the Arrangement Agreement; (ii) eligible to be directors of Pan American pursuant to applicable Laws; and (iii) “independent” with respect to both Yamana and Pan American, as such term is defined in Section 1.4 of NI 52-110. In addition, Pan American will take and cause to be taken such commercially reasonable actions as are necessary to ensure that, promptly following the Effective Time, the Pan American Board includes the Pan American Board Appointees, including by increasing the size of the board and by facilitating the resignation of one existing member of the Pan American Board (the “Pan American Resigning Appointee”);

●

that following the Effective Time, Pan American will use commercially reasonable efforts to submit an ordinary resolution to Pan American Shareholders at the next annual general meeting of Pan American Shareholders to increase the size of the Pan American Board to eleven directors, and management of Pan American will recommend to the Pan American Shareholders that such ordinary resolution be approved. Pan American will include the Pan American Board Appointees and the Pan American Resigning Appointee on the management slate of directors to be elected at such annual general meeting and will take commercially reasonable actions, including soliciting proxies in favour of their election to the Pan

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American Board, to have such Pan American Board Appointees and Pan American Resigning Appointee elected to the Pan American Board at such annual general meeting; and

●

to work cooperatively with Yamana to determine the integration of Yamana management into the management team of Pan American on or prior to the Effective Time. Pan American will establish a transitionary integration period in which the Toronto office employees of Yamana will support Pan American to integrate and manage the business and operations of Yamana. Those at a Senior Vice President level and below at Yamana will be approached to continue to support the management of the business during this transitionary period and longer, as may be determined by Pan American.

Mutual Covenants

Each of Pan American, Agnico and Yamana has undertaken that, other than in connection with obtaining the required Regulatory Approvals, that, from the Activation Time until the earlier of the Effective Time or the time that the Arrangement Agreement is terminated in accordance with its terms, it will:

●

use its commercially reasonable efforts to complete the Arrangement, including by obtaining all necessary waivers, consents and approvals required pursuant to certain material Contracts, obtaining all necessary material Authorizations required under applicable Laws, fulfilling all conditions to closing and co-operating in connection with the performance of its obligations under the Arrangement Agreement;

●

not take any action, refrain from taking any action, or permit any action to be taken or not taken, which is inconsistent with the Arrangement Agreement or which would reasonably be expected to, individually or in the aggregate, prevent, materially impede or materially delay the consummation of the Arrangement or the other transactions contemplated in the Arrangement Agreement, including taking any action (including any discussions or negotiation) or entering into any transaction that would reasonably be expected to prevent, delay or impede the obtaining of, or increase the risk of not obtaining, any Regulatory Approval or otherwise prevent, delay or impede the consummation of the transactions contemplated by the Arrangement Agreement;

●

use commercially reasonable efforts to: (a) defend all lawsuits or other legal, regulatory or other proceedings against itself or any of its Subsidiaries challenging or affecting the Arrangement Agreement or the transactions contemplated in the Arrangement Agreement; (b) appeal, overturn or have lifted or rescinded any injunction or restraining order or other order relating to itself or any of its Subsidiaries which may materially adversely affect the ability of the Parties to consummate the Arrangement; and (c) appeal, overturn or otherwise have lifted or rendered non-applicable in respect of the Arrangement, any Law that makes consummation of the Arrangement illegal or otherwise prohibits or enjoins the Parties from consummating the Arrangement;

●	carry out the terms of the Interim Order and Final Order; and

●

subject to certain exceptions set out in the Arrangement Agreement, consider and approve any amendments to the Plan of Arrangement that are reasonably requested by another Party prior to the Interim Order which are reasonably expected to improve the tax efficiency of the Plan of Arrangement to U.S. resident shareholders of Yamana.

Yamana Employment Matters

Each of Pan American, Agnico and Yamana has acknowledged and agreed that the outstanding Yamana Equity Awards will be treated in accordance with the provisions of the Plan of Arrangement. In furtherance thereof, prior to the Effective Date and conditional upon the occurrence of the Effective Time, Yamana will, in the form and substance satisfactory to Pan American, amend, if necessary, the Yamana PSU Plan and any grant agreements

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pursuant thereto and take all other steps necessary or desirable to give effect to, upon the Effective Time, the modifications to the Yamana PSU Plan necessary to reflect (a) that Pan American is the successor to Yamana under the Yamana PSU Plan pursuant to its terms and (b) that any payments to be made on the redemption or settlement of the Yamana PSUs will be calculated by reference to the Pan American Shares.

Each of Pan American, Agnico and Yamana has also acknowledged that the Arrangement will result in a “change of control” for the purposes of certain of Yamana’s employment agreements and the Yamana Benefit Plans. In addition, after the Effective Time: (a) Pan American has agreed to cause Yamana and its Subsidiaries (other than Subsidiaries comprising the Canadian Assets) and any successor to Yamana; and (b) Agnico has agreed to cause, in respect of any Subsidiaries comprising the Canadian Assets, to honour and comply in all material respects with the terms of all existing employment, indemnification, change in control, change of control, severance, termination or other compensation arrangements and employment and severance obligations of Yamana or any of its Subsidiaries that were entered into prior to the date of the Gold Fields Agreement or as disclosed pursuant to the Arrangement Agreement.

Regulatory Approvals

In respect of the Competition Act Approval, Pan American agreed to file, within ten Business Days after the Activation Time a submission requesting an ARC or, in the alternative, a No Action Letter with the Commissioner.

The ARC was issued by the Commissioner on November 28, 2022, which constitutes the Competition Act Approval for the purposes of the Arrangement Agreement.

Each of Pan American, Agnico and Yamana has agreed to, and to cause their respective Subsidiaries to, file, as promptly as practicable after the Activation Time, any other filings or notifications under any other applicable federal, provincial, state or foreign Law required to obtain any other Regulatory Approvals.

Each of Pan American, Agnico and Yamana has agreed to use its commercially reasonable efforts to: (a) obtain the Regulatory Approvals at the earliest possible date; (b) respond promptly to any request for additional information or documentary materials made by any Governmental Entity in connection with the Regulatory Approvals; and (c) make such further filings as may be necessary, proper or advisable in connection therewith. With respect to obtaining the Regulatory Approvals, the Parties have undertaken to cooperate with one another, provide such assistance as each other Party may reasonably request in connection with obtaining the Regulatory Approvals and keep the other Parties reasonably informed as to the progress of obtaining the Regulatory Approvals.

Each of Pan American, Agnico and Yamana has agreed not to enter into any transaction, investment, agreement, arrangement or joint venture or take any other action, the effect of which would reasonably be expected to make obtaining the Regulatory Approvals required under the Arrangement Agreement materially more difficult or challenging, or cause a material delay.

Each of Pan American, Agnico and Yamana has agreed to use its commercially reasonable efforts to take or cause to be taken all actions necessary or advisable on their respective parts to consummate the transactions contemplated by the Arrangement Agreement as promptly as practicable after the Activation Time.

Pre-Acquisition Reorganization

Subject to certain limitations as set forth in the Arrangement Agreement, Yamana has agreed that, at Pan American’s and Agnico’s request, it will use commercially reasonable efforts to perform such reorganizations of its corporate structure, capital structure, business, operations and assets or such other transactions as Pan American and Agnico may request prior to the Effective Date, acting reasonably (each, a “Pre-Acquisition Reorganization”), and to cooperate with Pan American and Agnico and their advisors to determine the nature of the Pre-Acquisition Reorganizations that might be undertaken and the manner in which they would most effectively be undertaken.

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Pan American and Agnico are required to provide written notice to Yamana of any proposed Pre-Acquisition Reorganization in reasonable written detail at least 15 Business Days prior to the Effective Time.

Yamana and its Subsidiaries will not be obligated to participate in any such Pre-Acquisition Reorganization unless such Pre-Acquisition Reorganization, in the opinion of Yamana, acting reasonably: (a) cannot reasonably be expected to result in any Taxes being imposed on, or any adverse Tax consequences to Yamana Shareholders incrementally greater than the Taxes to such Party in connection with the consummation of the Arrangement absent any Pre Acquisition Reorganization; (b) is not prejudicial to Yamana and its Subsidiaries, taken as a whole, or Yamana Securityholders in any material respect; (c) does not require Yamana to obtain the approval of Yamana Securityholders or proceed absent any required consent of any third party (including any Regulatory Approval); (d) does not result in any material breach by Yamana or any of its Subsidiaries of any Yamana Material Contract, Regulatory Approval or their respective organizational documents or applicable Law; (e) does not unreasonably interfere with Yamana’s material operations prior to the Effective Time; (f) does not require Yamana or its Subsidiaries to contravene any Contract, Regulatory Approval or applicable Laws, or their respective organizational documents; (g) can be completed prior to the Effective Date; and (h) does not impair the ability of Yamana to consummate, and will not prevent or materially delay the consummation of, the Arrangement, and would not reasonably be expected to prevent any person from making a Yamana Superior Proposal.

Unless the Arrangement is not completed due to a breach by Yamana of the terms and conditions of the Arrangement Agreement or in circumstances that would give rise to the payment by Yamana of the Yamana Termination Fee, each of Pan American and Agnico has agreed that it will jointly and severally be responsible for all reasonable costs and expenses associated with any Pre-Acquisition Reorganization.

Certain other Covenants and Agreements

The Arrangement Agreement contains certain other covenants and agreements, including covenants relating to:

●	cooperation among Pan American, Agnico and Yamana in connection with public announcements and communications to Pan American Shareholders, Agnico Shareholders and Yamana Shareholders, as applicable;

●	cooperation among (a) Pan American and Yamana in the preparation and filing of this Circular and (b) Pan American, Agnico and Yamana in the preparation and filing of the Yamana Circular;

●

the use of reasonable best efforts by Pan American to obtain approval of listing, by the Effective Time, of the Pan American Shares issuable pursuant to the Arrangement on the Nasdaq and TSX and Yamana’s agreement to use reasonable best efforts to cooperate with Pan American in connection with the foregoing;

●

the use of reasonable best efforts by Agnico to obtain approval of listing, by the Effective Time, of the Agnico Shares issuable pursuant to the Arrangement on the NYSE and TSX and Yamana’s agreement to use reasonable best efforts to cooperate with Agnico in connection with the foregoing;

●

the use of commercially reasonable efforts by Pan American to ensure that the Pan American Shares forming part of the Consideration are either registered or qualified under all applicable U.S. Securities Laws, or exempt from such registration and qualification requirements;

●

the use of commercially reasonable efforts by Agnico to ensure that the Agnico Shares forming part of the Consideration are either registered or qualified under all applicable U.S. Securities Laws, or exempt from such registration and qualification requirements;

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●	access by each Party to certain information about each of the other Parties during the period prior to the Effective Time and the Parties’ agreement to keep such information confidential; and

●	indemnification of directors and officers of Yamana and its Subsidiaries in respect of claims arising from facts or events which occurred on or prior to the Effective Time.

Non-Solicitation Covenants

Each of Yamana and Pan American has agreed not to, and to cause their respective Subsidiaries and each of its and their respective directors, officers and employees not to, and to use their reasonable best efforts to cause their respective Representatives not to:

●

solicit, assist, initiate, knowingly encourage or otherwise facilitate any inquiry, proposal or offer that constitutes or would reasonably be expected to constitute or lead to a Yamana Acquisition Proposal or a Pan American Acquisition Proposal, as applicable, except as expressly permitted in the Arrangement Agreement;

●

enter into, engage in, continue or otherwise participate in any discussions or negotiations with any person (other than the other Parties and their respective Subsidiaries and affiliates) in respect of any inquiry, proposal or offer that constitutes or would reasonably be expected to constitute or lead to a Yamana Acquisition Proposal or a Pan American Acquisition Proposal, as applicable;

●

accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, arrangement or undertaking relating to any Yamana Acquisition Proposal or Pan American Acquisition Proposal, as applicable, except as expressly permitted by the Arrangement Agreement;

●

(a) fail to make, or withdraw, amend, modify or qualify, in a manner adverse to Pan American or Agnico, in the case of Yamana, or Yamana, in the case of Pan American, or fail to publicly reaffirm (without qualification) the Yamana Board Recommendation or Pan American Board Recommendation, as applicable, within five Business Days (and in any case prior to the third Business Day prior to the date of the Yamana Meeting or the Pan American Meeting, as applicable) after having been requested in writing, in the case of Yamana, by Pan American or Agnico, or, in the case of Pan American, by Yamana, to do so (acting reasonably); (b) accept, approve, endorse or recommend a Yamana Acquisition Proposal or a Pan American Acquisition Proposal, as applicable (or publicly propose to do so); (c) take no position or a neutral position with respect to a Yamana Acquisition Proposal or a Pan American Acquisition Proposal, as applicable, for more than five Business Days (or beyond the third Business Day prior to the date of the Yamana Meeting or the Pan American Meeting, as applicable, if such date is sooner) after the public announcement of such Yamana Acquisition Proposal or Pan American Acquisition Proposal, as applicable; or (d) resolve or propose to take any of the foregoing actions; or

●	make any public announcement or take any other action inconsistent with the Yamana Board Recommendation or the Pan American Board Recommendation, as applicable.

Each of Yamana and Pan American has agreed to, and to cause their respective Subsidiaries and Representatives to, immediately cease any existing solicitation, discussions, negotiations or other activities commenced prior to the Activation Time with any person (other than the other Parties and their respective Subsidiaries and affiliates) with respect to any inquiry, proposal or offer that constitutes, or would reasonably be expected to constitute or lead to, a Yamana Acquisition Proposal or a Pan American Acquisition Proposal, as applicable.

Each of Yamana and Pan American has agreed to discontinue access to, and disclosure of, their and their respective Subsidiaries’ confidential information, to request the return or destruction of all confidential

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information previously provided to any person (other than, in the case of Yamana, to Pan American, or, in the case of Pan American, to Yamana and Agnico) as soon as possible after the Activation Time, and in any event within two Business Days following the Activation Time, request, and use its commercially reasonable efforts to exercise all rights it has to require the return or destruction of all confidential information regarding their and their respective Subsidiaries’ confidential information previously provided in connection therewith to any person other than to the other Parties, as applicable, to the extent such information has not already been returned or destroyed and use commercially reasonable efforts to ensure that such obligations are fulfilled.

Each of Pan American and Yamana has agreed that: (a) it shall enforce each standstill, confidentiality, non-disclosure, business purpose, use or similar agreement or restriction to which it or any of its Subsidiaries is a party; and (b) neither it or any of its Subsidiaries nor any of their respective Representatives has within the last 12 months or will, without the prior written consent of Pan American and Agnico, in the case of Yamana or Yamana, in the case of Pan American, release any person from, or waive, amend, suspend or otherwise modify such person’s obligations under any standstill, confidentiality, non-disclosure, business purpose, use or similar agreement or restriction to which it or any of its Subsidiaries is a party.

Yamana must notify Pan American and Agnico and Pan American must notify Yamana as soon as practicable, and in any event within 24 hours, of any inquiry, proposal or offer that constitutes or would reasonably be expected to constitute or lead to a Yamana Acquisition Proposal or a Pan American Acquisition Proposal, as applicable, that it receives or otherwise becomes aware of, and keep, in the case of Yamana, Pan American and Agnico, or, in the case of Pan American, Yamana, promptly and fully informed of the material developments and discussions and negotiations with respect to such Yamana Acquisition Proposal or Pan American Acquisition Proposal, as applicable.

If at any time following the Activation Time and prior to Yamana receiving the Yamana Shareholder Approval or Pan American receiving the Pan American Shareholder Approval, as applicable, Yamana or Pan American, respectively, receives an unsolicited bona fide written Yamana Acquisition Proposal or Pan American Acquisition Proposal, as applicable, that did not result from a breach of the Arrangement Agreement (and which has not been withdrawn) and the Yamana Board or Pan American Board, as applicable, determines, in good faith after consultation with its respective outside financial and legal advisors, that such Yamana Acquisition Proposal or Pan American Acquisition Proposal, respectively, constitutes or would reasonably be expected to constitute a Yamana Superior Proposal or a Pan American Superior Proposal, respectively (disregarding, for the purposes of such determination, any due diligence or access condition to which such Yamana Acquisition Proposal or Pan American Acquisition Proposal, as applicable, is subject), then Yamana or Pan American, as applicable, may: (a) enter into, participate in, facilitate and maintain discussions or negotiations with, and otherwise cooperate with or assist, the person making such Yamana Acquisition Proposal or Pan American Acquisition Proposal, as applicable; and (b) provide the person making such Yamana Acquisition Proposal or Pan American Acquisition Proposal, as applicable, with, or access to, confidential information regarding itself and its Subsidiaries, but only to the extent that in the case of Yamana, Pan American and Agnico, or in the case of Pan American, Yamana had previously been, or is concurrently, provided with, or access to, the same information, if, and only if: (i) prior to participating in any discussions or negotiations with such person or providing such person with, or access to, confidential information regarding itself and its Subsidiaries: (A) Pan American or Yamana, as applicable, promptly delivers a written notice to, in the case of Yamana, Pan American and Agnico, or, in the case of Pan American, Yamana, stating its intention to participate in such discussions or negotiations and to provide such person with, or access to, confidential information, which notice will include confirmation of the determination by such Party’s board of directors that such Yamana Acquisition Proposal or Pan American Acquisition Proposal, as applicable, constitutes or would reasonably be expected to constitute a Yamana Superior Proposal or a Pan American Superior Proposal, as applicable; and (B) such Party has entered into a confidentiality and standstill agreement on terms no less favourable in aggregate to such Party than the Confidentiality Agreement, a final executed copy of which is provided to, in the case of Yamana, Pan American and Agnico, or, in the case of Pan American, Yamana and (ii) such Party is in compliance with its non-solicitation covenants contained in the Arrangement Agreement.

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Each of Yamana or Pan American may make a Yamana Change in Recommendation or a Pan American Change in Recommendation, respectively, and/or approve, accept or enter into an agreement to implement a Yamana Superior Proposal or a Pan American Superior Proposal, respectively, if and only if all of the following conditions are satisfied:

●

the Yamana Board or Pan American Board, as applicable, has determined that the Yamana Acquisition Proposal or Pan American Acquisition Proposal, respectively, constitutes a Yamana Superior Proposal or a Pan American Superior Proposal, respectively;

●	the Yamana Shareholder Approval or the Pan American Shareholder Approval, as applicable, has not been obtained;

●	such Party has been, and continues to be, in compliance with its non-solicitation covenants contained in the Arrangement Agreement in all material respects;

●

such Party provides, in the case of Yamana, Pan American and Agnico, or, in the case of Pan American, Yamana, with: (a) written notice that such Party’s board of directors, as applicable, has determined that there is a Yamana Superior Proposal or Pan American Superior Proposal, as applicable; (b) confirmation of the determination by such Party’s board of directors of the value or range of values in financial terms that such board of directors, in consultation with its financial advisors, has determined should be ascribed to any non-cash consideration offered under such Yamana Superior Proposal or Pan American Superior Proposal, as applicable; (c) confirmation of the intention of such Party to enter into a definitive agreement with respect to such Yamana Superior Proposal or Pan American Superior Proposal, and (d) a copy of the proposed definitive agreement for the Yamana Superior Proposal or Pan American Superior Proposal, as applicable, and all supporting materials;

●

at least five Business Days (the “Response Period”) have elapsed from the date that, in the case of Yamana, Pan American and Agnico received, or, in the case of Pan American, Yamana received, the written notice and documentation referred to above;

●

during the Response Period, in the case of Yamana, Pan American and Agnico, or, in the case of Pan American, Yamana, had the opportunity (but not the obligation) to offer to amend the Arrangement Agreement in order for such Yamana Acquisition Proposal or Pan American Acquisition Proposal, as applicable, to cease to be a Yamana Superior Proposal or Pan American Superior Proposal, respectively;

●

if in the case of Yamana, Pan American and Agnico have, or, in the case of Pan American, Yamana has, proposed to amend the terms of the Arrangement, the Yamana Board or Pan American Board, respectively, after consultation with its respective outside financial and legal advisors, determines that the Yamana Acquisition Proposal or Pan American Acquisition Proposal, respectively, remains a Yamana Superior Proposal or Pan American Superior Proposal, respectively, compared to the proposed amendment to the terms of the Arrangement by Pan American and Agnico, on the one hand, or Yamana, on the other hand, if applicable; and

●

prior to or concurrently with entering into a definitive agreement with respect to such Yamana Superior Proposal or Pan American Superior Proposal, as applicable, Yamana or Pan American, as applicable, terminates the Arrangement Agreement pursuant to the terms of the Arrangement Agreement and pays the Yamana Termination Fee or the Pan American Termination Fee, respectively.

Each successive modification of any Yamana Acquisition Proposal or Pan American Acquisition Proposal, as applicable, that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the Yamana Shareholders or the Pan American Shareholders, respectively, or other material terms

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or conditions thereof, will require a new written notice and a new five Business Day period commencing at the time of such new notice.

Notwithstanding any Yamana Change in Recommendation or Pan American Change in Recommendation, as applicable, or the entering into of a definitive agreement with respect to a Yamana Superior Proposal or Pan American Superior Proposal, as applicable, unless the Arrangement Agreement has been terminated in accordance with its terms, the Party whose board of directors changed its recommendation must still hold the Yamana Meeting or the Pan American Meeting, as applicable, and allow the Yamana Shareholders or the Pan American Shareholders, respectively, to vote on the Arrangement Resolution or the Pan American Resolution, respectively, and such Party is not permitted, except in accordance with applicable Law, to submit to a vote of the Yamana Shareholders or the Pan American Shareholders, as applicable, any Yamana Acquisition Proposal or Pan American Acquisition Proposal, respectively, other than the Arrangement Resolution or the Pan American Resolution, respectively, prior to the termination of the Arrangement Agreement.

The Yamana Board or the Pan American Board, as applicable, will reaffirm the Yamana Board Recommendation or the Pan American Board Recommendation, respectively, by press release after any Yamana Acquisition Proposal or Pan American Acquisition Proposal, respectively, that is determined to not be a Yamana Superior Proposal or a Pan American Superior Proposal, respectively, is publicly announced or the Yamana Board or the Pan American Board, as applicable, determines that a proposed amendment to the terms of the Arrangement Agreement would result in a Yamana Acquisition Proposal or a Pan American Acquisition Proposal, respectively, no longer being a Yamana Superior Proposal or a Pan American Superior Proposal, respectively.

Conditions Precedent

The completion of the Arrangement is subject to the satisfaction of the following conditions which may be waived, in whole or in part, with the mutual consent of the Parties:

●	the Arrangement Resolution will have been duly approved by the Yamana Shareholders at the Yamana Meeting in accordance with the Interim Order and applicable Law;

●	the Pan American Resolution will have been duly approved at the Pan American Meeting in accordance with applicable Law;

●

the Interim Order and the Final Order will each have been obtained on terms consistent with the Arrangement Agreement and in form and substance acceptable to each of Pan American, Agnico and Yamana, acting reasonably, and will not have been set aside or modified in a manner unacceptable to any of Pan American, Agnico or Yamana, each acting reasonably, on appeal or otherwise;

●

no Governmental Entity will have enacted, issued, promulgated, enforced or entered any Order or Law which is in effect and has the effect of making the Arrangement illegal or otherwise preventing or prohibiting consummation of the Arrangement, including, for certainty, the transactions contemplated under the Conveyance Agreement;

●	the Pan American Shares to be issued pursuant to the Arrangement will, subject to customary conditions, have been approved for listing on the Nasdaq and TSX;

●	the Agnico Shares to be issued pursuant to the Arrangement will, subject to customary conditions, have been approved for listing on the NYSE and TSX;

●	all of the Key Regulatory Approvals will have been obtained; and

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●	the Consideration Shares will be exempt from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereof.

The obligation of Pan American and Agnico to complete the Arrangement is subject to the fulfillment of the following additional conditions, each of which may be waived by Pan American and Agnico (or solely by Agnico in the case of the final condition set out below), in whole or in part at any time, each in its sole discretion:

●

(a) the representations and warranties of Yamana in the Arrangement Agreement regarding: (i) organization and qualification, authority relative to the Arrangement Agreement, absence of certain changes or events and the Canadian Assets will be true and correct in all respects as of the date of the Arrangement Agreement, and as of the Effective Time as if made as at and as of such time; (ii) capitalization and Subsidiaries will be true and correct in all respects (other than de minimis inaccuracies) as of the date of the Arrangement Agreement, and as of the Effective Time as if made as at and as of such time; and (iii) all other matters will be true and correct in all respects as of the date of the Arrangement Agreement and as of the Effective Time as if made at and as of such time, except (in the case of clause (iii)) where the failure of such representations and warranties to be true and correct in all respects, individually or in the aggregate, does not constitute a Yamana Material Adverse Effect; and (b) Yamana will have provided to Pan American and Agnico a certificate of two senior officers of Yamana certifying (on Yamana’s behalf and without personal liability) the foregoing and dated the Effective Date;

●

Yamana will have complied in all material respects with all of its covenants in the Arrangement Agreement and will have provided to Pan American and Agnico a certificate of two senior officers of Yamana certifying (on Yamana’s behalf and without personal liability) compliance with such covenants dated the Effective Date;

●

there will not be pending or threatened in writing any proceeding by any Governmental Entity or any other person that the Pan American Board and the Agnico Board have determined in good faith, in consultation with their outside legal advisors, is reasonably likely to result in an imposition of material limitations on the ability of Pan American or Agnico, as applicable, to complete the Arrangement or the Asset Sale, as applicable, or acquire or hold, or exercise full rights of ownership of, any Yamana Shares or the Canadian Assets, as applicable;

●

since the date of the Arrangement Agreement, there will not have occurred, or have been disclosed to the public (if previously undisclosed to the public), any Yamana Material Adverse Effect that has not been cured, and Yamana will have provided to Pan American and Agnico a certificate of two senior officers of Yamana to that effect (on Yamana’s behalf and without personal liability);

●	Dissent Rights will not have been exercised (or, if exercised, will not remain unwithdrawn) with respect to more than 5% of the issued and outstanding Yamana Shares; and

●

as it relates to the Canadian Assets: (i) except as set forth in the Arrangement Agreement, Yamana will not have: leased, disposed of, licensed, or otherwise transferred or agreed to sell, lease, dispose of, license or otherwise transfer any of the Canadian Assets other than (A) sales and dispositions of raw materials, obsolete or surplus equipment, mine output and other inventories, in each case only in the ordinary course of business, or (B) Permitted Liens; (ii) Yamana will have good title to the Canadian Assets, and the Canadian Assets will be free and clear of all Liens other than Permitted Liens; and (iii) there will have been no breach or non-compliance by Yamana with its covenants, representations or warranties in the Arrangement Agreement that has resulted in, or is reasonably likely to result in, a material adverse change in respect of the Canadian Assets.

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The obligation of Yamana to complete the Arrangement is subject to the fulfillment of each of the following additional conditions, each of which may be waived by Yamana, in whole or in part at any time, in its sole discretion:

●

(a) the representations and warranties of Pan American in the Arrangement Agreement regarding: (i) organization and qualification, authority relative to the Arrangement Agreement and absence of certain changes or events will be true and correct in all respects as of the date of the Arrangement Agreement, and as of the Effective Time as if made as at and as of such time; (ii) capitalization will be true and correct in all respects (other than de minimis inaccuracies) as of the date of the Arrangement Agreement, and as of the Effective Time as if made as at and as of such time; and (iii) all other matters will be true and correct in all respects as of the date of the Arrangement Agreement and as of the Effective Time as if made at and as of such time, except where (in the case of clause (iii)) the failure of such representations and warranties to be true and correct in all respects, individually or in the aggregate, does not constitute a Pan American Material Adverse Effect; and (b) Pan American will have provided to Yamana a certificate of two senior officers of Pan American certifying (on Pan American’s behalf and without personal liability) the foregoing dated the Effective Date;

●

(a) the representations and warranties of Agnico in the Arrangement Agreement regarding: (i) organization and qualification, authority relative to the Arrangement Agreement and absence of certain changes or events will be true and correct in all respects as of the date of the Arrangement Agreement, and as of the Effective Time as if made as at and as of such time; (ii) capitalization will be true and correct in all respects (other than de minimis inaccuracies) as of the date of the Arrangement Agreement, and as of the Effective Time as if made as at and as of such time; and (iii) all other matters will be true and correct in all respects as of the date of the Arrangement Agreement and as of the Effective Time as if made at and as of such time, except where (in the case of clause (iii)) the failure of such representations and warranties to be true and correct in all respects, individually or in the aggregate, does not constitute a Agnico Material Adverse Effect; and (b) Agnico will have provided to Yamana a certificate of two senior officers of Agnico certifying (on Agnico’s behalf and without personal liability) the foregoing dated the Effective Date;

●

Pan American will have complied in all respects with its covenants in the Arrangement Agreement regarding payment of Consideration and in all material respects regarding its other covenants in the Arrangement Agreement, and will have provided to Yamana a certificate of two senior officers of Pan American certifying (on Pan American’s behalf and without personal liability) compliance with such covenants dated the Effective Date;

●

Agnico will have complied in all respects with its covenants in the Arrangement Agreement regarding payment of Consideration and in all material respects regarding its other covenants in the Arrangement Agreement, and will have provided to Yamana a certificate of two senior officers of Agnico certifying compliance with such covenants dated the Effective Date;

●

since the date of the Arrangement Agreement, there will not have occurred, or have been disclosed to the public (if previously undisclosed to the public), any Pan American Material Adverse Effect that has not been cured, and Pan American will have provided to Yamana a certificate of two senior officers of Pan American to that effect (on Pan American’s behalf and without personal liability); and

●

since the date of the Arrangement Agreement, there will not have occurred, or have been disclosed to the public (if previously undisclosed to the public), any Agnico Material Adverse Effect that has not been cured, and Agnico will have provided to Yamana a certificate of two senior officers of Agnico to that effect (on Agnico’s behalf and without personal liability).

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Termination of the Arrangement Agreement

Termination by either Party

The Arrangement Agreement may be terminated prior to the Effective Time by mutual written agreement of the Parties or by any of Pan American, Agnico or Yamana, if:

●

the Effective Time has not occurred on or before the Outside Date, except that the right to terminate the Arrangement Agreement will not be available to any Party whose failure to fulfill any of its obligations or breach of any of its representations or warranties under the Arrangement Agreement has been the cause of, or resulted in, such failures;

●

a final and non-appealable Law, Order or enjoinment has been enacted or made following the execution of the Arrangement Agreement that remains in effect and makes the consummation of the Arrangement illegal or otherwise prohibits or enjoins any of the Parties from consummating the Arrangement;

●

Yamana Shareholder Approval is not obtained at the Yamana Meeting, except that the right to terminate the Arrangement Agreement will not be available to any Party whose failure to fulfill any of its obligations or breach of any of its representations or warranties under the Arrangement Agreement has been the cause of, or resulted in, such failure; or

●

Pan American Shareholder Approval is not obtained at the Pan American Meeting, except that the right to terminate the Arrangement Agreement will not be available to any Party whose failure to fulfill any of its obligations or breach of any of its representations or warranties under the Arrangement Agreement has been the cause of, or resulted in, such failure.

Termination by Yamana

The Arrangement Agreement may be terminated prior to the Effective Time by Yamana if:

●

the Pan American Board makes a Pan American Change in Recommendation and/or Pan American or any of its Subsidiaries accepts, approves, executes or enters into an agreement to implement a Pan American Superior Proposal;

●	Pan American has breached its non-solicitation covenants contained in the Arrangement Agreement in any material respect;

●	a Pan American Material Adverse Effect has occurred which is incapable of being cured prior to the Outside Date;

●	an Agnico Material Adverse Effect has occurred which is incapable of being cured prior to the Outside Date;

●

Pan American or Agnico have breached any of their respective representations or warranties or failed to perform any of their respective covenants or agreements, which breach or failure to perform would cause any condition relating to Pan American’s or Agnico’s representations, warranties or covenants not to be satisfied and such conditions are incapable of being satisfied by the Outside Date; or

●

prior to the Yamana Shareholder Approval, Yamana enters into, or the Yamana Board authorizes Yamana to enter into, a written agreement (other than a confidentiality agreement as expressly permitted by the terms of the Arrangement Agreement) with respect to a Yamana Superior Proposal in accordance with the terms of the Arrangement Agreement, provided that Yamana is and has been in compliance with its non-solicitation covenants contained in the Arrangement Agreement and that prior to or concurrent with such

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termination, Yamana pays the Yamana Termination Fee to Pan American in accordance with the terms of the Arrangement Agreement.

Termination by Pan American and Agnico

The Arrangement Agreement may be terminated prior to the Effective Time by Pan American and Agnico if:

●	the Yamana Board makes a Yamana Change in Recommendation and/or Yamana or any of its Subsidiaries accepts, approves, executes or enters into an agreement to implement a Yamana Superior Proposal;

●	Yamana has breached its non-solicitation covenants contained in the Arrangement Agreement in any material respect;

●	a Yamana Material Adverse Effect has occurred which is incapable of being cured prior to the Outside Date; or

●

Yamana has breached any of its representations or warranties or failed to perform any covenants or agreements, which breach or failure to perform would cause any condition relating to Yamana’s representations, warranties or covenants, or the closing condition related to the Canadian Assets not to be satisfied and such conditions are incapable of being satisfied by the Outside Date.

Termination by Pan American

The Arrangement Agreement may be terminated prior to the Effective Time by Pan American if prior to the Pan American Shareholder Approval, Pan American enters into, or the Pan American Board authorizes Pan American to enter into, a written agreement (other than a confidentiality agreement as expressly permitted by the terms of the Arrangement Agreement) with respect to a Pan American Superior Proposal in accordance with the terms of the Arrangement Agreement, provided that Pan American is and has been in compliance with its non-solicitation covenants contained in the Arrangement Agreement and prior to or concurrent with such termination Pan American pays the Pan American Termination Fee to Yamana in accordance with the terms of the Arrangement Agreement.

Termination fees payable to Yamana and Pan American

Yamana is required to pay the Yamana Termination Fee to Pan American in the event that the Arrangement Agreement is terminated:

●

by Pan American and Agnico due to: (a) the occurrence of a Yamana Change in Recommendation; (b) Yamana or any of its Subsidiaries accepting, approving, executing or entering into an agreement to implement a Yamana Superior Proposal; or (c) Yamana breaching its non-solicitation covenants in any material respect;

●

by Yamana due to Yamana entering into, or the Yamana Board authorizing Yamana to enter into, a written agreement (other than a confidentiality agreement as expressly permitted by the terms of the Arrangement Agreement), prior to the Yamana Shareholder Approval, with respect to a Yamana Superior Proposal in accordance with the terms of the Arrangement Agreement;

●	by any Party due to a failure to obtain the Yamana Shareholder Approval following a Yamana Change in Recommendation; or

●

by any Party due to the Effective Time not occurring prior to the Outside Date or a failure to obtain the Yamana Shareholder Approval, or by Pan American and Agnico if Yamana is in breach of its representations, warranties, or covenants under the Arrangement Agreement, but only, in each case, if:

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(a)

prior to such termination, a bona fide Yamana Acquisition Proposal has been made and publicly announced by any person (other than Pan American and its affiliates) and is not withdrawn at least five Business Days prior to the date of the Yamana Meeting; and

(b)

within 12 months following the date of such termination, either: (i) Yamana or one or more of its Subsidiaries enters into a Contract (other than a confidentiality agreement) in respect of a Yamana Acquisition Proposal (whether or not such Yamana Acquisition Proposal is the same Yamana Acquisition Proposal referred to in paragraph (a) above) and such Yamana Acquisition Proposal is later consummated (whether or not within 12 months after such termination); or (ii) a Yamana Acquisition Proposal has been consummated (whether or not such Yamana Acquisition Proposal is the same Yamana Acquisition Proposal referred to in paragraph (a) above); provided that for the purposes of this provision, references to “20%” in the definition of Yamana Acquisition Proposal are deemed to be references to “50%”.

Pan American and Agnico are required to pay the Pan American Termination Fee to Yamana in the event that the Arrangement Agreement is terminated:

●

by Yamana due to: (a) the occurrence of a Pan American Change in Recommendation; (b) Pan American or any of its Subsidiaries accepting, approving, executing or entering into an agreement to implement a Pan American Superior Proposal; or (c) Pan American breaching its non-solicitation covenants in any material respect;

●

by Pan American due to Pan American entering into, or the Pan American Board authorizing Pan American to enter into, a written agreement (other than a confidentiality agreement as expressly permitted by the terms of the Arrangement Agreement), prior to the Pan American Shareholder Approval, with respect to a Pan American Superior Proposal in accordance with the terms of the Arrangement Agreement;

●	by any Party due to a failure to obtain the Pan American Shareholder Approval following a Pan American Change in Recommendation; or

●

by any Party due to the Effective Time not occurring prior to the Outside Date or a failure to obtain the Pan American Shareholder Approval, or by Yamana if Pan American or Agnico is in breach of its representations, warranties or covenants under the Arrangement Agreement, but only, in each case, if:

(a)

prior to such termination, a bona fide Pan American Acquisition Proposal has been made and publicly announced by any person (other than Yamana and its affiliates) and is not withdrawn at least five Business Days prior to the date of the Pan American Meeting; and

(b)

within 12 months following the date of such termination, either (i) Pan American or one or more of its Subsidiaries enters into a Contract (other than a confidentiality agreement) in respect of a Pan American Acquisition Proposal (whether or not such Pan American Acquisition Proposal is the same Pan American Acquisition Proposal referred to in paragraph (a) above) and such Pan American Acquisition Proposal is later consummated (whether or not within 12 months after such termination) or (ii) a Pan American Acquisition Proposal has been consummated (whether or not such Pan American Acquisition Proposal is the same Pan American Acquisition Proposal referred to in paragraph (a) above); provided that for the purposes of this provision, references to “20%” in the definition of Pan American Acquisition Proposal are deemed to be references to “50%”.

If the Pan American Termination Fee becomes payable, the Arrangement Agreement provides that Pan American and Agnico shall be jointly and severally liable to pay the Pan American Termination Fee to Yamana, provided that if the Arrangement Agreement is terminated and the Pan American Termination Fee becomes payable as a result of Pan American entering into, or the Pan American Board authorizing Pan American to enter into, a written

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agreement (other than a confidentiality agreement as expressly permitted by the terms of the Arrangement Agreement), prior to the Pan American Shareholder Approval, with respect to a Pan American Superior Proposal in accordance with the terms of the Arrangement Agreement, Pan American shall be solely responsible for payment to Yamana of the Pan American Termination Fee. Pan American and Agnico have separately agreed that Pan American shall be solely responsible to pay the full amount of the Pan American Termination Fee unless Agnico breaches any of its material obligations under the Cooperation Agreement or the Arrangement Agreement and such breach results directly in, and is the sole cause of, Pan American becoming liable for the Pan American Termination Fee.

Expenses

Except as otherwise provided in the Arrangement Agreement, all fees, costs and expenses incurred in connection with the Arrangement Agreement and the Plan of Arrangement shall be paid by the Party incurring such fees, costs or expenses.

If the Arrangement Agreement is terminated by any Party following the failure to obtain the Yamana Shareholder Approval at the Yamana Meeting or the Pan American Shareholder Approval at the Pan American Meeting, as applicable, then Yamana shall pay Pan American or Pan American shall pay to Yamana, respectively, an expense reimbursement payment of $40 million, provided that in no event shall Yamana or Pan American and/or Agnico be required to pay an amount in excess of the Yamana Termination Fee or the Pan American Termination Fee, respectively.

Gold Fields Agreement

On November 8, 2022, Gold Fields terminated the Gold Fields Agreement; and the Activation Time occurred. On November 10, 2022, Yamana paid a termination fee of $300 million to Gold Fields, less applicable withholding taxes, pursuant to the Gold Fields Agreement, of which $150 million was funded by Pan American. Yamana was solely responsible for funding the remaining $150 million portion of such termination fee.

Amendments, Extensions and Waivers

Amendments

Subject to the provisions of the Interim Order, the Plan of Arrangement and applicable Law, the Arrangement Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Yamana Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, without further notice to or authorization on the part of Yamana Shareholders.

Extensions and waivers

At any time prior to the completion of the Arrangement, any Party may: (a) extend the time for the performance of any of the obligations or other acts of any other Party; (b) waive compliance, except as provided in the Arrangement Agreement, with any of the other Party’s agreements or the fulfillment of any conditions to its own obligations; or (c) waive inaccuracies in any of the other Party’s representations or warranties; provided that, any such extension or waiver will only be valid if is set forth in an instrument in writing signed on behalf of such Party and, unless otherwise provided in the written waiver, will be limited to the specific breach or condition waived.

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Conveyance Agreement

As a step in the Plan of Arrangement, the transactions contemplated by the Conveyance Agreement shall become effective. The following summarizes material provisions of the Conveyance Agreement. The rights and obligations of the Parties are governed by the express terms and conditions of the Conveyance Agreement and not by this summary or any other information contained in this Circular.

Pursuant to the Conveyance Agreement, Agnico will purchase Canadian Assets and assume Canadian Liabilities from Yamana, and Yamana will sell, transfer, assign, convey and set over to Agnico, as the sole registered and beneficial owner of, and with good and marketable title to all such Canadian Assets, free and clear of all Liens other than Permitted Liens.

For each Canadian Asset that requires a third-party consent to be transferred or assigned to Agnico from Yamana, and for which such third-party consent has not been received (a “Restricted Asset”), the transfer or assignment of such Restricted Asset will not be effective to transfer title until the applicable third-party consent has been received, waived, lapsed or terminated. Following the Effective Time, such Restricted Asset shall be held by Yamana or the Remaining Affiliate, as applicable, as bare trustee for the benefit and use of Agnico until such time as the applicable third party consent has been received, waived, lapsed or is otherwise terminated.

The aggregate purchase price payable by Agnico to Yamana for the Canadian Assets shall be equal to the aggregate of the following amounts: (i) the product of the Cash Consideration multiplied by the number of Yamana Shares (other than Dissent Shares); plus (ii) the product of the Agnico Share Value multiplied by the number of Agnico Payment Shares; plus (iii) the Fractional Share Amount; plus (iv) the Dissent Amount; plus (v) the amount of the Canadian Liabilities (the “Purchase Price”). The Purchase Price shall be paid by Agnico, including: (a) the assumption of the Canadian Liabilities; (b) the issuance of the Agnico Payment Shares by Agnico to Yamana; and (c) the making of a cash payment equal to the Cash Consideration multiplied by the number of Yamana Shares (other than Dissent Shares), the Fractional Share Amount and the Dissent Amount to Yamana.

The “Canadian Assets” consist of the following:

(a)

all of the issued and outstanding equity in the capital of Canadian Malartic Corporation, Canadian Malartic General Partnership, Yamana Gold Ontario Inc. and Yamana Gold Quebec Inc. (collectively, the “Canadian Subsidiaries” and any one of them, a “Canadian Subsidiary”);

(b)	all intercompany debt and any other liabilities, obligations or amounts owed to Yamana or the Remaining Affiliates by a Canadian Subsidiary;

(c)

all rights, title and interest to mining and mineral claims existing under the Laws of Canada or any Province or Territory therein, whether contractual, statutory or otherwise, and all assets relating to the foregoing real property rights and interest and all benefits and advantages due or accruing at any time under or with respect to the foregoing real property rights and interest, in each case, that are held by Yamana or any of the Remaining Affiliates; and

(d)	all books and records relating to the assets above.

The “Canadian Liabilities” consist of the following:

(a)	certain irrevocable standby letters of credit granted in connection with reclamation obligations on the mineral properties included in the Canadian Assets; and

(b)	all intercompany debt and any other liabilities, obligations or amounts owed by Yamana or any of the Remaining Affiliates to a Canadian Subsidiary.

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Risk Factors

Risk Factors Relating To The Arrangement

In evaluating the Arrangement, you should carefully consider the following risk factors relating to the Arrangement. The following risk factors are not a definitive list of all risk factors associated with the Arrangement. Additional risks and uncertainties, including those currently unknown or considered immaterial by us, may also adversely affect your Pan American Shares, or the combined businesses of Yamana and Pan American following completion of the Arrangement. In addition to the risk factors relating to the Arrangement set out below, you should also carefully consider the risk factors associated with the business of Yamana included in this Circular, as well as the risk factors included in the Yamana Annual Information Form and annual and quarterly management’s discussion and analysis and other documents incorporated by reference herein.

There are risks pertaining to the Arrangement including: (i) the Arrangement not concluding; (ii) reliance on Yamana’s disclosure; (iii) market reaction to the Arrangement; and (iv) integration risks, including a negative impact on our operations and development, all as detailed below.

Dilution

As a result of the issuance of Pan American Shares in connection with the Arrangement, your ownership and voting interests in Pan American will be diluted, relative to your current proportional ownership and voting interests.

The Arrangement is subject to the satisfaction or waiver of several conditions

The Arrangement is subject to a number of conditions precedent, some of which are outside of the control of Pan American, including, among other things, Yamana Shareholder Approval, Pan American Shareholder Approval and Yamana, Pan American and Agnico having obtained certain other approvals (including, among other things, those of the Court, the TSX, the NYSE, the Nasdaq and the Mexican Competition Law Approval), there being no Material Adverse Effect in respect of Yamana, Pan American or Agnico, and Yamana Shareholders not having validly exercised Dissent Rights of more than 5% of the outstanding Yamana Shares. There is no certainty, nor can we provide any assurance, that these conditions will be satisfied or, if satisfied, when they will be satisfied. A substantial delay in obtaining satisfactory approvals or the imposition of unfavourable terms or conditions in any required approvals could have an adverse effect on our business, financial condition or results of operations. In addition, if for any reason the conditions to the Arrangement are not satisfied or waived and the Arrangement is not completed or if the Arrangement Agreement is otherwise terminated, the market price of our shares may be adversely affected.

Pan American will incur substantial costs in connection with the proposed Arrangement, even if the Arrangement is not completed

Pan American has incurred and expects to incur additional material non-recurring expenses in connection with the Arrangement and completion of the transactions contemplated by the Arrangement Agreement, including $150 million of the $300 million termination fee that was paid to Gold Fields by Yamana in connection with the termination of the Gold Fields Agreement, which was funded by Pan American, and costs relating to obtaining required shareholder and regulatory approvals. Additional unanticipated costs may be incurred by the combined company in the course of coordinating the businesses of Yamana and Pan American after completion of the Arrangement. Certain costs relating to the Arrangement, such as legal, accounting and financial advisor fees, must be paid by us, even if the Arrangement is not completed. These costs, including, if applicable, the payment of the Pan American Termination Payment or the Pan American Expense Reimbursement, may adversely affect our results of operation, cash flow from operations and financial condition.

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Yamana’s outstanding senior notes contain change of control provisions that, if triggered, may require Pan American to refinance such notes at significantly higher rates of interest

Yamana’s Senior Notes each contain provisions requiring Yamana to offer to purchase the Senior Notes at a price of 101% of the aggregate principal amount, plus accrued and unpaid interest, upon the occurrence of a Change of Control Repurchase Event (as defined in the indenture, including the supplements thereto, governing the Senior Notes (as may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof, the “Indenture”)). A Change of Control Repurchase Event occurs if each of Moody’s and S&P downgrades the Senior Notes by at least one “notch” and, following such downgrade, the Senior Notes are rated below investment grade by each of Moody’s and S&P, on any date during the 60-day period (which period shall be extended so long as the rating of the Senior Notes is under publicly announced consideration for a possible downgrade by either Moody’s or S&P) after the earlier of the (i) public announcement by Yamana of any Change of Control (as defined in the Indenture) or pending Change of Control, or (ii) consummation of such Change of Control. See Schedule G “Information Concerning Yamana – Credit Ratings” for a discussion of Yamana’s credit ratings. If the Arrangement results in a Change of Control Repurchase Event, Pan American or Yamana would be required to offer to purchase the Senior Notes and Pan American would be required to use its cash or obtain additional financing to fund such offer. Such additional financing may not be available on acceptable terms, if at all, and any additional debt financing would be expected to be obtained at rates of interest that are significantly higher than the rates of interest currently payable in respect of the Senior Notes. Any failure to complete such a Change of Control offer would result in a default under the Indenture. Pan American has received a commitment from a Canadian chartered bank to underwrite an upsized revolving credit facility of up to $750 million following closing of the Arrangement and a term loan of up to $500 million, for a combined total credit commitment of up to $1.25 billion, at interest rates that are higher than the Senior Notes.

The consummation of the Arrangement may result in one or more ratings organizations taking actions which may adversely affect Pan American’s business, financial condition and operating results, as well as the market price of the Pan American Shares

Yamana has long-term credit ratings from S&P, Moody’s and Fitch. See Schedule G “Information Concerning Yamana – Credit Ratings”. Pan American may apply for long-term credit ratings from one or more of these ratings organizations conditional upon consummation of the Arrangement. Rating organizations regularly analyze the financial performance and condition of companies and may re-evaluate a company’s credit ratings following the consummation of a material transaction, such as the Arrangement. Factors that may impact a company’s credit ratings include debt levels, planned asset purchases or sales and near-term and long-term production growth opportunities, liquidity, asset quality, cost structure, product mix and commodity pricing levels. If a ratings downgrade were to occur in connection with the Arrangement or following the Arrangement, Pan American could experience higher borrowing costs in the future and more restrictive covenants which would reduce profitability and diminish operational flexibility. Pan American cannot provide assurance that it will apply for or receive a long-term credit rating or that any of Yamana’s current ratings will remain in effect following the consummation of the Arrangement for any given period of time or that a rating will not be lowered by a rating agency if, in its judgment, circumstances so warrant.

The Arrangement Agreement may be terminated in certain circumstances

Each of Yamana, Agnico and Pan American has the right to terminate the Arrangement Agreement in certain circumstances, and if such right is exercised, the Arrangement will not be completed. Accordingly, there is no certainty, nor can Pan American provide any assurance, that the Arrangement Agreement will not be terminated by any of Yamana, Agnico or Pan American before the completion of the Arrangement. If the Arrangement is not completed and Pan American decides to seek another acquisition, there can be no assurance that it will be able to find an asset or target company for acquisition at an equivalent or more attractive price than the total Consideration to be issued by Pan American pursuant to the Arrangement.

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The Arrangement Agreement contains provisions that restrict the ability of Pan American and the Pan American Board to pursue alternatives to the Arrangement

Under the Arrangement Agreement, Pan American is restricted, subject to certain exceptions, from soliciting, initiating, knowingly encouraging or facilitating, discussing or negotiating, or furnishing information with regard to, any Pan American Acquisition Proposal or any inquiry, proposal or offer relating to any Pan American Acquisition Proposal from any person. Such restrictions may prevent Pan American from pursuing attractive business opportunities that may arise prior to the completion of the Arrangement. If the Pan American Board determines in good faith, after consultation with its outside financial and legal advisers, and after taking into account all the terms and conditions of a Pan American Acquisition Proposal and all factors and matters considered appropriate in good faith by the Pan American Board, that such Pan American Acquisition Proposal would, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction that is more favourable, from a financial point of view, to the Pan American Shareholders than the Arrangement (including any adjustments to the terms and conditions of the Arrangement proposed by Yamana pursuant to the Arrangement Agreement), and the Pan American Board recommends such Pan American Acquisition Proposal to the Pan American Shareholders or if Pan American approves, accepts or enters into an agreement to implement a Pan American Superior Proposal, Yamana would be entitled to terminate the Arrangement Agreement and receive the Pan American Termination Fee. See the section of the Circular entitled “The Arrangement Agreement – Termination of the Arrangement Agreement”.

The Arrangement Agreement contains certain restrictions on the ability of Pan American to conduct its business

Under the Arrangement Agreement, Pan American must generally conduct its business in the ordinary course and, until the Arrangement is completed, or the Arrangement Agreement is terminated, is subject to certain covenants which restrict it from taking certain actions without the consent of Yamana and Agnico and which require Pan American to take certain other actions. These restrictions may delay or prevent Pan American from pursuing business opportunities that may arise or preclude actions that would otherwise be advisable if Pan American was to remain a standalone entity. If the Arrangement is not completed for any reason, the restrictions that were imposed on Pan American under the Arrangement Agreement may have an adverse effect on the current or future operations, financial condition and prospects of Pan American as a standalone entity. See “The Arrangement Agreement – Conduct of Business”.

The Consideration under the Arrangement represents a fixed exchange ratio

Yamana Shareholders will receive fixed Consideration under the Arrangement, rather than consideration with a fixed market value. Because the number of Pan American Shares to be received in respect of each Yamana Share under the Arrangement will not be adjusted to reflect any change in the market value of the Pan American Shares, the market value of the Pan American Shares received under the Arrangement may vary significantly from the market value at the dates referenced in this Circular. If the market price of the Pan American Shares increases or decreases, the value of the Consideration that Yamana Shareholders receive pursuant to the Arrangement will correspondingly increase or decrease. Many of the factors that affect the market price of the Pan American Shares and the Yamana Shares are beyond the control of Pan American and Yamana, respectively.

Dissent rights

Registered holders of Yamana Shares have the right to exercise certain Dissent Rights and demand payment of the fair value of their Yamana Shares in cash in connection with the Arrangement in accordance with the CBCA, as modified by the Plan of Arrangement and the Interim Order. If there are a significant number of Dissenting Yamana Shareholders, a substantial cash payment may be required to be made to such Dissenting Yamana Shareholders that could have an adverse effect on Pan American’s financial condition and cash resources if the Arrangement is completed. If, as of the Effective Date, the aggregate number of Yamana Shares in respect of which Yamana

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Shareholders have validly exercised Dissent Rights exceeds 5% of the Yamana Shares then outstanding, Pan American and Agnico are entitled, in their discretion, not to complete the Arrangement.

Pan American has not verified the reliability of the information regarding Yamana included in, or which may have been omitted from, this Circular

Unless otherwise indicated, all historical information regarding Yamana contained in this Circular, including all information concerning Yamana and the unaudited pro forma consolidated financial statements have been derived from Yamana’s publicly disclosed information or provided by Yamana. Although we have no reason to doubt the accuracy or completeness of such information, any inaccuracy or material omission in Yamana’s publicly disclosed information, including the information about or relating to Yamana contained in this Circular, could result in unanticipated liabilities or expenses, increase the cost of integrating the companies or adversely affect our operational and development plans and our results of operations and financial condition.

The unaudited pro forma consolidated financial statements of Pan American are presented for illustrative purposes only and may not reflect Pan American’s financial condition or results of operations following completion of the Arrangement

The unaudited pro forma consolidated financial statements included in this Circular are presented for illustrative purposes only to show the effect of the Arrangement as of its respective dates, and should not be considered to be an indication of, and may not reflect, the financial condition or results of operations of Pan American following completion of the Arrangement for several reasons. For example, the unaudited pro forma consolidated financial statements have been derived from the historical financial statements of Yamana and Pan American and do not represent a financial forecast or projection. In addition, certain adjustments and assumptions have been made regarding Pan American after giving effect to the Arrangement. The information upon which these adjustments and assumptions have been made is preliminary and these kinds of adjustments and assumptions are difficult to make with complete accuracy. Moreover, the unaudited pro forma consolidated financial statements do not include, among other things, estimated cost or synergies, adjustments related to restructuring or integration activities, future acquisitions or disposals not yet known or probable, or impacts of Arrangement-related change in control provisions that are currently not factually supportable and/or probable of occurring. Therefore, the unaudited pro forma consolidated financial statements are presented for informational purposes only and are not necessarily indicative of what Pan American’s actual financial condition or results of operations would have been had the Arrangement been completed on the date indicated. Accordingly, the business, assets, results of operations and financial condition of Pan American after the completion of the Arrangement may differ significantly from those indicated in the unaudited pro forma consolidated financial statements. See the section entitled “Pan American Post-Arrangement” and refer to the unaudited pro forma consolidated financial statements, which are attached to this Circular as Schedule C.

The amount of any dividends to be paid by Pan American following the Arrangement is not guaranteed

There can be no assurance that following completion of the Arrangement the dividends of Pan American will be equal or similar to or progressively grow to an amount greater than the amount historically paid on Pan American Shares or Yamana Shares. While it is currently anticipated that Pan American will target a stable and growing dividend that reflects its anticipated strengthened cash and financial position, the Pan American Board will retain the power to amend Pan American’s dividend policy in any manner and at any time as it may deem necessary or appropriate in the future. The amount of future dividends and the declaration and payment thereof will be based upon a variety of factors and conditions, including the Pan American Board’s approval, Pan American’s financial position, results of operations, cash flow, capital requirements and restrictions under its credit facilities, as well as broader market and economic conditions, and shall be in compliance with Law.

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Mineral reserve and mineral resource figures pertaining to Pan American’s and Yamana’s properties are only estimates and are subject to revision based on developing information

Information pertaining to Pan American’s and Yamana’s mineral reserves and mineral resources presented in this Circular, or incorporated by reference herein, are estimates and no assurances can be given as to their accuracy. Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques. Actual mineralization or formations may be different from those predicted. Mineral reserves and mineral resources estimates are materially dependent on the prevailing price of minerals and the cost of recovering and processing minerals at the individual mine sites. Market fluctuations in the price of minerals or increases in recovery costs, as well as various short-term operating factors, may cause a mining operation to be unprofitable in any particular accounting period.

The estimates of mineral reserves and mineral resources attributable to any specific property of Pan American or Yamana are based on accepted engineering and evaluation principles. The estimated amount of contained minerals in proven and probable mineral reserves does not necessarily represent an estimate of a fair market value of the evaluated properties.

Furthermore, our qualified persons have not reviewed or approved the technical information provided by Yamana, including Yamana’s mineral reserves and mineral resources presented in this Circular, or incorporated by reference herein. Estimation is a subjective process, and the accuracy of any mineral reserve or mineral resource estimate is a function of the quantity and quality of available data and of the procedures adopted, the assumptions made and judgments used in engineering and geological interpretation. Accordingly, there may be significant differences in the guidelines and procedures adopted by each of Yamana and Pan American. As a result, expectations regarding the combined mineral reserves and mineral resources of Yamana and Pan American may be subject to change following the closing of the Arrangement, Furthermore, future adjustment may occur due to differing standards, required study levels, price assumptions and future divestments and acquisitions, among other factors.

Completion of the Arrangement could adversely affect the market price of Pan American Shares

Market reaction to the Arrangement is unpredictable and could have an adverse effect on the future trading price of Pan American Shares. After completion of the Arrangement, a significant number of additional Pan American Shares will be available for trading in the public market. This increase in the number of our shares may lead to sales of such shares or the perception that such sales may occur, either of which may adversely affect the market for, and the market price of, our shares. Moreover, any former Yamana Shareholder holding a significant percentage of Yamana Shares may hold a significant percentage of Pan American Shares after the Arrangement. The potential that such former Yamana Shareholder may sell its Pan American Shares in the public market (commonly referred to as “market overhang”), as well as any actual sales of such shares in the public market, could adversely affect the market price of our shares.

The integration of Pan American and Yamana may not occur as planned

The Arrangement Agreement has been entered into with the expectation that its successful completion will result in increased production growth at attractive cash costs to us. This expectation is partly based on presumed synergies from consolidation and successful operation of Yamana’s mines. These anticipated benefits will depend in part on whether the operations, systems, management and cultures of each of Yamana and Pan American can be integrated in an efficient and effective manner and whether the expected bases or sources of synergies do, in fact, produce the benefits anticipated. Most operational and strategic decisions, and certain staffing decisions, with respect to the combined company post-acquisition will continue to be reviewed by us and may not have been fully identified. These decisions and the integration of Pan American and Yamana will present challenges to management, including the integration of systems and personnel of the two companies, and special risks, including possible unanticipated liabilities, significant one-time write-offs or restructuring charges, unanticipated costs and the loss of key employees. The integration of Yamana’s and Pan American’s businesses requires the dedication of

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substantial effort, time and resources on the part of management which may divert management’s focus and resources from other strategic opportunities available to the combined company following completion of the Arrangement and from operational matters during this process. In addition, the integration process could result in disruption of existing relationships with suppliers, employees, customers and other constituencies of each company. There can be no assurance that there will be operational or other synergies realized by us, or that the integration of Pan American’s and Yamana’s operations, systems, management and cultures will be timely or effectively accomplished, or ultimately will be successful in increasing earnings and reducing costs. In addition, synergies assume certain long-term realized metals prices. If actual prices were below such assumed prices, that could adversely affect the synergies to be realized.

We may not realize the benefits of our newly acquired projects

As part of our strategy, we will continue our efforts to develop new projects and will have an expanded portfolio of such projects as a result of our acquisition of Yamana. A number of risks and uncertainties are associated with the development of these types of projects, including political, legal, litigation, regulatory, design, construction, labour (including risks associated with expatriated employees), environmental, operating, technical and technological risks and uncertainties relating to capital and other costs and financing risks.

We may be subject to significant permitting and completion risks and capital cost increases associated with our expanded operations and our expanded portfolio of projects

If there are significant delays in the permitting or completion of projects and when they commence producing on a commercial and consistent scale, or their capital costs are significantly higher than estimated, these events could have a significant adverse effect on our results of operations, cash flow from operations and financial condition.

We may be subject to additional capital requirements and operating risks associated with our expanded operations and our expanded portfolio of growth projects

As a consequence of the Arrangement, we will be subject to additional capital requirements associated with the expanded operations and expanded portfolio of exploration and development projects.

We must generate sufficient internal cash flows or be able to utilize available financing sources to finance our growth and sustaining capital requirements. Following the completion of the Arrangement, a decrease in the amount of, or a change in the timing of the production outlook, or in the prices realized for silver, gold and certain other metals will directly affect the amount and timing of our cash flow from operations. If we do not realize satisfactory prices for the silver, gold and other metals that we produce, we could be required to raise very significant additional capital through the capital markets or incur significant borrowings to meet our capital requirements. These financing requirements could adversely affect our credit ratings and our ability to access the capital markets in the future to meet any external financing requirements we might have. If there are significant delays in when these projects are completed and are producing on a commercial and consistent scale, or their capital costs were to be significantly higher than estimated, these events could have a significant adverse effect on our results of operation, cash flow from operations and financial condition.

Pan American’s and Yamana’s operations are in jurisdictions outside of Canada and the United States

Operations, development and exploration activities carried out by Pan American and Yamana are or may be affected to varying degrees by taxes and government regulations relating to such matters as environmental protection, land use, water use, health, safety, labour, aboriginal consultation, restrictions on production, price controls, currency remittance, maintenance of mineral rights, mineral tenure and exploration of property. Most of Pan American’s and Yamana’s principal assets are held in Latin America. Although the jurisdictions where the assets are situated are currently generally stable and generally friendly to foreign investment, there are still political risks. The risks include, but are not limited to, extreme fluctuations in currency exchange rates, high rates

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of inflation, labour and social unrest, blockades, terrorism, crime, hostage taking and expropriation. Changes in mining or investment policies or shifts in political attitudes may also adversely affect our business. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, import, duties and taxes, export controls, currency remittance, income taxes, maintenance of claims, repatriation of earnings, environmental legislation, litigation, expropriation of property, land use and ownership, land claims of local people, water use and safety. Any changes in the Laws relating to mining in the jurisdictions in which Pan American or Yamana carries on business could materially affect the rights and title to the interests to be held there by us. No assurance can be given that applicable governments will not revoke or significantly alter the conditions of the applicable mining and exploration authorizations nor that such mining and exploration authorizations will not be challenged or impugned by third parties. The effect of any of these factors cannot be accurately predicted.

Recent unrest in Peru may affect Pan American’s operations

Pan American operates three producing mines in Peru. Since December 7, 2022, when Peruvian President Pedro Castillo was removed from office and arrested after a failed attempt to dissolve Peru’s Congress, there has been considerable political unrest in Peru and demonstrations related to the political situation have led to multiple clashes between protestors and security forces, resulting in casualties and deaths. The political unrest has also given rise to many roadblocks across the country, particularly along the Carretera Panamericana. In addition, some smaller airports across Peru have suspended their operations. On December 14, 2022, the Peruvian government declared a national state of emergency for 30 days. To date, the unrest and blockades have not interfered with product shipments from, or transportation of personnel and supplies to, Pan American’s mines in Peru. No assurance can be given as to how long the unrest and blockades will continue or whether they will disrupt or interfere with product shipments or the transportation of personnel and supplies in the future. The effect of any such disruption or interference cannot accurately be predicted and could have a significant adverse effect on our results of operations, cash flow from operations and financial condition.

We are subject to a broad range of environmental Laws and regulations in the jurisdictions in which we operate, and if the Arrangement is successful, we may be exposed to increased environmental costs and liabilities given the operations of Yamana

Each of Pan American and Yamana is subject to a broad range of environmental Laws and regulations in each of the jurisdictions in which it operates. These Laws and regulations, as interpreted by relevant agencies and courts, impose increasingly stringent environmental protection standards regarding, among other things, air emissions, wastewater storage, treatment and discharges, the use and handling of hazardous or toxic materials, waste disposal practices and remediation of environmental contamination. The costs of complying with these Laws and regulations, including participation in assessments and remediation of sites, could be significant. In addition, these standards can create the risk of substantial environmental liabilities, including liabilities associated with divested assets and past activities. Furthermore, challenges from third parties may arise that challenge permits that Pan American, Yamana and their Subsidiaries have been granted or are in the process of obtaining. We have established reserves for environmental remediation activities and liabilities. However, environmental matters cannot be predicted with certainty, and these amounts may not be adequate, especially in light of potential changes in environmental conditions or the discovery of previously unknown environmental conditions, the risk of governmental orders to carry out additional compliance on certain sites not initially included in remediation in progress, and the potential liability of each of Pan American and Yamana to remediate sites for which provisions have not been previously established. Such future developments could result in increased environmental costs and liabilities that could have a material adverse effect on our financial position and results of operations.

The Arrangement may divert the attention of Pan American’s management

The pending Arrangement could cause the attention of Pan American’s management to be diverted from the day-to-day operations of Pan American. These disruptions could be exacerbated by a delay in the completion of the

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Arrangement and could have an adverse effect on the business, operating results or prospects of Pan American, which could have a material and adverse effect on the business, financial condition and results of operations or prospects of Pan American.

Income tax Laws

There can be no assurance that applicable income tax Laws will not be changed or interpreted in a manner, or that the applicable taxing authorities will not take administrative positions, that are adverse to Pan American and the Pan American Shareholders following completion of the Arrangement. Such taxing authorities may also disagree with how Pan American or Yamana calculate or has in the past calculated its income for income tax purposes. Pan American’s Subsidiaries following the completion of the Arrangement will be subject to differing tax Laws and rates and the tax treatment of Pan American and its Subsidiaries are subject to changes in tax Laws, regulations and treaties, or the interpretation thereof. Any such events or changes could adversely affect Pan American, its share price or the dividends that may be paid to Pan American Shareholders following completion of the Arrangement.

There may be potential undisclosed liabilities associated with the Arrangement

In connection with the Arrangement, there may be liabilities that Pan American failed to discover or was unable to quantify in its due diligence (which was conducted prior to the execution of the Arrangement Agreement). The representations, warranties and indemnities contained in the Arrangement Agreement will not survive past the Effective Date.

Pan American and Yamana may be the targets of legal claims, securities class action, derivative lawsuits and other claims

Pan American and Yamana may be the target of securities class action and derivative lawsuits which could result in substantial costs and may delay or prevent the Arrangement from being completed. Securities class action lawsuits and derivative lawsuits are often brought against companies that have entered into an agreement to acquire a public company or to be acquired. Third parties may also attempt to bring claims against Pan American or Yamana seeking to restrain the Arrangement or seeking monetary compensation or other redress. Even if the lawsuits are without merit, defending against these claims can result in substantial costs and divert management time and resources. Additionally, if a plaintiff is successful in obtaining an injunction prohibiting consummation of the Arrangement, then that injunction may delay or prevent the Arrangement from being completed.

The Arrangement may be delayed and business affected due to outbreaks of communicable diseases, including COVID-19

The continued and prolonged effects of the global outbreak of COVID-19 may delay or prevent the completion of the Arrangement. Among other things, Governmental Entities in certain jurisdictions have from time to time since the onset of the pandemic and may again, order the mandatory closure of all nonessential workplaces, which may disrupt the ability of the parties to close the Arrangement in the timing contemplated, including potential delays in respect of the Pan American Meeting, the Yamana Meeting, the Final Order and the receipt of the Key Regulatory Approvals, each of which is required to complete the Arrangement. In addition, the impacts of COVID-19, among other things, have and may affect the ability of Pan American and Yamana to operate at one or more of their respective mines for an indeterminate period of time, may affect the health or safety of employees or contractors, may impede access to essential services, contractors and supplies, may lead to heightened regulatory scrutiny by Governmental Entities, may lead to restrictions on transferability of currency, may cause business continuity issues and may result in failures of various local administration, logistics and critical infrastructure. Such effects and disruptions to business continuity as a result of the effects of COVID-19 may impact the ability to consummate the Arrangement or the timing thereof and may have an adverse effect on each of Pan American’s financial position and results of operations. The full extent of the impact of COVID-19 on the contemplated timing and completion of

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the Arrangement and on the respective operations of Pan American will depend on future developments, which are uncertain and cannot be predicted at this time.

Other risks

Due to the inherent uncertainty of the litigation process and dealings with regulatory bodies, there is no assurance that any current or potential legal or regulatory proceeding involving Yamana or Pan American and their Subsidiaries will be resolved in a manner that will not have a material and adverse effect on our future cash flow, results of operations or financial condition if the Arrangement is implemented.

Additional risks and uncertainties related to our business and operations are set out in the Pan American Annual Information Form under the heading “Risks Related to Pan American’s Business”, as well as in our most recent quarterly and annual management’s discussion and analysis, which risks and uncertainties are incorporated herein by reference.

Failure to complete the Arrangement could also negatively impact the market price of the Pan American Shares

If the Arrangement is not completed for any reason, including a failure to satisfy the conditions precedent or a termination of the Arrangement Agreement, there are risks that such failure to complete the Arrangement could adversely impact the market price of the Pan American Shares to the extent that the current market price of the Pan American Shares reflects a market assumption that the Arrangement will be completed. Depending on the reasons for the Arrangement not being completed, such failure to complete the Arrangement could have an adverse impact on the current and future business, operations, results of operations, financial condition and prospects of Pan American.

Failure by Yamana or Pan American to comply with applicable Laws prior to the Arrangement could subject the combined company to penalties and other adverse consequences following completion of the Arrangement

Each of Yamana and Pan American is subject to the US Foreign Corrupt Practices Act and the Corruption of Foreign Public Officials Act (Canada), as well as similar Laws in the countries in which it conducts business. The foregoing Laws prohibit companies and their intermediaries from making improper payments to officials for the purpose of obtaining or retaining business. In addition, such Laws require the maintenance of records relating to transactions and an adequate system of internal controls over accounting. There can be no assurance that Yamana’s or Pan American’s internal control policies and procedures, compliance mechanisms or monitoring programs will protect it from recklessness, fraudulent behavior, dishonesty or other inappropriate acts or adequately prevent or detect possible violations under applicable anti-bribery and anti-corruption legislation. A failure by Yamana or Pan American to comply with anti-bribery and anti-corruption legislation could result in severe criminal or civil sanctions, and may subject the combined company to other liabilities, including fines, prosecution, potential debarment from public procurement and reputational damage, all of which could have a material adverse effect on the business, consolidated results of operations and consolidated financial condition of the combined company following completion of the Arrangement. Investigations by governmental authorities could have a material adverse effect on the business, consolidated results of operations and consolidated financial condition of the combined company following completion of the Arrangement.

Each of Yamana and Pan American are also subject to a wide variety of Laws relating to the environment, health and safety, taxes, employment, labor standards, money laundering, terrorist financing and other matters in the jurisdictions in which they operate. A failure by Yamana or Pan American to comply with any such legislation prior to the Arrangement could result in severe criminal or civil sanctions, and may subject the combined company to other liabilities, including fines, prosecution and reputational damage, all of which could have a material adverse effect on the business, consolidated results of operations and consolidated financial condition of the combined company following completion of the Arrangement. The compliance mechanisms and monitoring programs adopted and implemented by Yamana or Pan American prior to the Arrangement may not adequately prevent or

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detect possible violations of such applicable Laws. Investigations by governmental authorities could also have a material adverse effect on the business, consolidated results of operations and consolidated financial condition of the combined following completion of the Arrangement.

The operating metrics and non-IFRS financial performance measures presented by standalone companies may not be directly comparable, and may be less favourable for the combined company

Yamana and Pan American have historically tracked and presented certain financial performance measures and operating metrics that are not defined or recognized under IFRS or any other generally accepted accounting principles. There are no generally accepted principles governing the calculation of these measures and the criteria upon which these measures are based can vary from company to company. Similarly titled non-IFRS financial performance measures and operating metrics may not be directly comparable and may be subject to change following completion of the Arrangement as a result of the integration of the financial and operating reporting systems of the combined company.

Risk Factors Relating To Yamana’s Business

Upon completion of the Arrangement the business of Pan American will be subject to the risks that Yamana currently faces with respect to its business and affairs. Certain of these risk factors faced by Yamana are described below.

Gold, silver and copper prices

Yamana’s profitability and long-term viability depend, in large part, upon the market prices of metals that may be produced from its properties, primarily gold, silver and copper. Market price fluctuations of these commodities could adversely affect profitability of Yamana’s operations and lead to impairments and write downs of mineral properties. Metal prices fluctuate widely and are affected by numerous factors beyond Yamana’s control, including:

●	global and regional supply and demand for industrial products containing metals generally;

●	changes in global or regional investment or consumption patterns;

●	increased production due to new mine developments and improved mining and production methods;

●	decreased production due to mine closures;

●	interest rates and interest rate expectation;

●	expectations with respect to the rate of inflation or deflation;

●	fluctuations in the value of the United States dollar and other currencies;

●	availability and costs of metal substitutes;

●	global or regional political or economic conditions; and

●	sales by central banks, holders, speculators and other producers of metals in response to any of the above factors.

There can be no assurance that metal prices will remain at current levels or that such prices will improve. A decrease in the market prices could adversely affect the profitability of Yamana’s existing mines and projects, as well as its ability to finance the exploration and development of additional properties, which would have a material

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adverse effect on Yamana’s results of operations, cash flows and financial position. A decline in metal prices may require Yamana to write-down mineral reserve and mineral resource estimates by removing ores from mineral reserves that would not be economically processed at lower metal prices and revise LOM plans, which could result in material write-downs of investments in mining properties. Any of these factors could result in a material adverse effect on Yamana’s results of operations, cash flows and financial position. Further, if revenue from metal sales declines, Yamana may experience liquidity difficulties. Its cash flow from mining operations may be insufficient to meet its operating needs, and as a result Yamana could be forced to discontinue production and could lose its interest in, or be forced to sell, some or all of its properties.

In addition to adversely affecting mineral reserve and mineral resource estimates and Yamana’s results of operations, cash flows and financial position, declining metal prices can impact operations by requiring a reassessment of the feasibility of a particular project. Even if a project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays and/or may interrupt operations until the reassessment can be completed, which may have a material adverse effect on Yamana’s results of operations, cash flows and financial position. In addition, lower metal prices may require Yamana to reduce funds available for exploration with the result that the depleted reserves may not be replaced.

Exploration, development and operating risks

Mining operations are inherently dangerous and generally involve a high degree of risk. Yamana’s operations are subject to all the hazards and risks normally encountered in the exploration, development and production of gold, copper and silver, including, without limitation, unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding, pit wall failure and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, personal injury or loss of life, damage to property and environmental damage, all of which may result in possible legal liability. Although Yamana expects that adequate precautions to minimize risk will be taken, mining operations are subject to hazards such as fire, rock falls, geomechanical issues, equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability. The occurrence of any of these events could result in a prolonged interruption of Yamana’s operations that would have a material adverse effect on its business, financial condition, results of operations and prospects.

The exploration for and development of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by Yamana will result in a profitable commercial mining operation. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices that are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in Yamana not receiving an adequate return on invested capital.

There is no certainty that the expenditures made by Yamana towards the search and evaluation of mineral deposits will result in discoveries or development of commercial quantities of ore.

Health, safety and environmental risks and hazards

Mining, like many other extractive natural resource industries, is subject to potential risks and liabilities due to accidents that could result in serious injury or death and/or material damage to the environment and Company assets. The impact of such accidents could affect the profitability of the operations, potentially result in fines,

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penalties or other prosecutions, cause an interruption to operations, lead to a loss of licenses, affect the reputation of Yamana and its ability to obtain further licenses, damage community relations and reduce the perceived appeal of Yamana as an employer.

All phases of Yamana’s operations are subject to environmental and safety regulations in the various jurisdictions in which it operates. These regulations mandate, among other things, aspects related to worker safety, water quality, water management, land reclamation, waste disposal (including mine waste and the generation, transportation, storage and disposal of hazardous waste), mine development and protection of endangered and other special status species. Failure to comply with applicable health, safety and environmental Laws and regulations could result in injunctions, fines, suspension or cancellation of permits and approvals and could include other penalties including negligence claims or criminal prosecution. Health, safety and environmental legislation and regulations are generally becoming more prescriptive and enforcement is escalating with increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, increased permitting timelines and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that Yamana has been or will at all times be in full compliance with all environmental Laws and regulations or hold, and be in full compliance with, all required environmental and health and safety permits. In addition, no assurances can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could have an adverse effect on Yamana’s financial position and operations. Failure to comply with applicable Laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations, including Yamana, may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable Laws or regulations. The potential costs and delays associated with compliance with such Laws, regulations and permits could prevent Yamana from proceeding with the development of a project or the operation or further development of a mine, and any non-compliance therewith may adversely affect Yamana’s business, financial condition and results of operations.

Government environmental approvals, permits and licenses are currently, or may in the future be, required in connection with Yamana’s operations. To the extent such approvals are required and not obtained, Yamana may be curtailed or prohibited from proceeding with planned exploration or development of mineral properties.

Yamana may also be held financially responsible for remediation of contamination at current or former sites, or at third-party sites. Yamana could also be held responsible for exposure to hazardous substances. The costs associated with such instances and liabilities could be significant.

In certain jurisdictions where Yamana operates, Yamana may be required to submit, for government approval, a reclamation plan and cost estimate for each of its mining/project sites. The reclamation plan establishes Yamana’s obligation to reclaim property after certain mining or exploration activities have been carried out by Yamana. In some jurisdictions, bonds or other forms of financial assurances are required as security to ensure performance of the required reclamation activities. Yamana may incur significant reclamation costs which may materially exceed the provisions Yamana has made for such reclamation. In addition, the potential for additional regulatory requirements relating to reclamation or additional reclamation activities may have a material adverse effect on Yamana’s financial condition, liquidity or results of operations. When a previously unrecognized reclamation liability becomes known or a previously estimated cost is increased, the amount of that liability or additional cost may be expensed, which may materially reduce net income in that period.

The extraction process for gold and metals can produce tailings, which are the sand and silt-sized rock particles that remain after the target minerals are extracted. Tailings are stored in engineered facilities which are designed, constructed, operated and closed in conformance with local requirements and best practices. Should a breach of these facilities occur due to present-day limitations on engineering and scientific knowledge related to extreme

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weather, seismic event, or other incident, Yamana could suffer a material financial impact on its operations and financial condition, including the potential for criminal and financial liability.

Production at certain of Yamana’s mines involves the use of cyanide which is a toxic material if not handled properly. Should cyanide leak or otherwise be discharged from the containment system, Yamana could suffer a material impact on its business, financial condition and results of operations. Yamana became a signatory to the International Cyanide Management Code in September 2008 to ensure the safe transport and use of cyanide in the production of gold. Conformance with the Cyanide Management Code is verified by independent audits. All of Yamana’s four wholly-owned operations are signatory to the Cyanide Management Code and three have been certified as fully compliant. The fourth operation has undergone third-party pre-certification and will undergo its initial certification audit in 2023 to confirm its full compliance under the Cyanide Management Code.

Yamana actively engages with local communities to provide timely information about the operations and participates in a variety of activities to contribute to the wellbeing of local communities. Health, safety, environmental or other incidents, real or perceived, could cause community unrest that manifest into protests, road blockages, or other civil disobedience activities that could materially disrupt Yamana’s operations.

The mineral exploration activities of Yamana are subject to various Laws governing prospecting, development, production, taxes, labour standards and occupational health and safety, hazardous substances, waste management and other matters. Although Yamana believes that its exploration activities are currently carried out in accordance with all applicable rules and regulations, new rules and regulations may be enacted or existing rules and regulations may be applied in a manner that could limit or curtail production or development of Yamana’s properties. Amendments to current Laws and regulations governing the operations and activities of Yamana or more stringent implementation thereof could have a material adverse effect on Yamana’s business, financial condition and results of operations.

Nature and climatic condition risk

Yamana and the broader mining industry can face geotechnical challenges, which could adversely impact Yamana’s production and profitability. Unanticipated adverse geotechnical and hydrological conditions, such as landslides, droughts, pit wall failures, TSF instability and rock fragility may occur in the future and such events may not be detected in advance. Geotechnical instabilities and adverse climatic conditions can be difficult to predict and are often affected by risks and hazards outside of Yamana’s control, such as seismic activity, severe weather and considerable rainfall, which may lead to periodic floods, mudslides and embankment instability, which could potentially result in slippage of material or, under very extreme circumstances, lead to a tailings dam failure.

Geotechnical failures could result in limited or restricted access to mine sites, suspension of operations, government investigations, increased monitoring costs, remediation costs, loss of ore and other impacts including financial liability, which could cause one or more of Yamana’s projects to be less profitable than currently anticipated and could result in a material adverse effect on Yamana’s results of operations and financial position.

Furthermore, the occurrence of physical climate change events may result in substantial costs to respond and/or recover from an event, and to prevent recurrent damage, through either the modification of, or addition to, existing infrastructure at Yamana’s operations. The scientific community has predicted an increase, over time, in the frequency and severity of extraordinary or catastrophic natural phenomena as a result of climate change. Yamana can provide no assurance that it will be able to predict, respond to, measure, monitor or manage the risks posed as a result.

In addition, as climate change is increasingly perceived as a broad societal and community concern, stakeholders may increase demands for emissions reductions and call-upon mining companies to better manage their consumption of climate-relevant resources. Physical climate change events, and the trend toward more stringent regulations aimed at reducing the effects of climate change, could impact Yamana’s decisions to pursue future

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opportunities, or maintain existing operations, which could have an adverse effect on its business and future operations. Yamana can provide no assurance that efforts to mitigate the risks of climate changes will be effective and that the physical risks of climate change will not have an adverse effect on its operations and profitability.

Counterparty, credit, liquidity and interest rate risks and access to financing

Yamana is exposed to various counterparty risks including, but not limited to: (i) financial institutions that hold Yamana’s cash and short-term investments; (ii) companies that have payables to Yamana, including concentrate and bullion customers; (iii) providers of its risk management services (including hedging arrangements); (iv) shipping service providers that move Yamana’s material; (v) Yamana’s insurance providers; and (vi) Yamana’s lenders. Yamana seeks to limit counterparty risk by entering into business arrangements with high credit-quality counterparties, limiting the amount of exposure to each counterparty and monitoring the financial condition of counterparties. For cash, cash equivalents and accounts receivable, credit risk is represented by the carrying amount on the balance sheet. For derivatives, Yamana assumes no credit risk when the fair value of the instruments is negative. When the fair value of the instruments is positive, this is a reasonable measure of credit risk. Yamana is also exposed to liquidity risks in meeting its operating and capital expenditure requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable. Under the terms of Yamana’s trading agreements, counterparties cannot require Yamana to immediately settle outstanding derivatives except upon maintaining adequate lines of credit occurrence of customary events of default. Yamana mitigates liquidity risk through the implementation of its capital management policy by spreading the maturity dates of derivatives over time, managing its capital expenditures and operation cash flows, and by maintaining adequate lines of credit. These factors may impact the ability of Yamana to obtain loans and other credit facilities and refinance existing facilities in the future and, if obtained, on terms favourable to Yamana. Such failures to obtain loans and other credit facilities could require Yamana to take measures to conserve cash and could adversely affect its access to the liquidity needed for the business in the longer term.

The exploration and development of Yamana’s properties, including continuing exploration and development projects, and the construction of mining facilities and commencement of mining operations may require substantial additional financing. Failure to obtain sufficient financing will result in a delay or indefinite postponement of exploration, development or production on any or all of Yamana’s properties or even a loss of a property interest. Additional financing may not be available when needed, or if available, the terms of such financing might not be favorable to Yamana. Failure to raise capital when needed would have a material adverse effect on Yamana’s business, financial condition and results of operations.

Commodity prices and availability

The profitability of Yamana’s operations will be dependent upon the cost and availability of commodities which are consumed or otherwise used in connection with Yamana’s operations and projects, including, but not limited to, diesel, fuel, natural gas, electricity, steel, concrete and cyanide. Commodity prices fluctuate widely and are affected by numerous factors beyond the control of Yamana, including, without limitation, the continuance or escalation of the military conflict between Ukraine and Russia and the economic sanctions imposed on Russia in connection therewith, which have and may continue to result in increased prices for a variety of commodities and which could have other long-term effects on the global economy in addition to the near-term effects on Ukraine and Russia. Further, as many of Yamana’s mines are in remote locations and energy is generally a limited resource, Yamana faces the risk that there may not be sufficient energy available to carry out mining activities efficiently or that certain sources of energy may not be available.

Increase in production costs

Changes in Yamana’s production costs could have a major impact on its profitability. Its main production expenses are personnel and contractor costs, materials, and energy. Changes in costs of Yamana’s mining and processing operations could occur as a result of unforeseen events, including international and local economic and political

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events, including, without limitation, the continuance or escalation of the military conflict between Ukraine and Russia and the economic sanctions imposed on Russia in connection therewith, which have and may continue to result in increased prices for a variety of commodities and which could have other long-term effects on the global economy in addition to the near-term effects on Ukraine and Russia, other changes in commodity prices, increased costs (including oil, steel and diesel) and scarcity of labour, and could result in changes in profitability or mineral reserve estimates. Many of these factors may be beyond Yamana’s control.

Yamana relies on third-party suppliers for a number of raw input materials. Any material increase in the cost of raw materials, or the inability by Yamana to source third party suppliers for the supply of its raw materials, could have a material adverse effect on Yamana’s results of operations or financial condition.

Yamana prepares estimates of future cash costs and capital costs for its operations and projects. There is no assurance that actual costs will not exceed such estimates. Exceeding cost estimates could have an adverse impact on Yamana’s future results of operations or financial condition.

Foreign operations and political risk

Yamana holds mining and exploration properties in Canada, Brazil, Chile and Argentina, exposing it to the socioeconomic conditions, as well as the Laws governing the mining industry in those countries. Inherent risks with conducting foreign operations include, but are not limited to: high rates of inflation; military repression; war or civil war; social and labour unrest; organized crime; hostage taking; terrorism; violent crime; extreme fluctuations in currency exchange rates; expropriation and nationalization; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes in taxation policies including carbon taxes; restrictions on foreign exchange and repatriation; and changing political norms, currency controls and governmental regulations that favour or require Yamana to award contracts in, employ citizens of, or purchase supplies from, a particular jurisdiction.

Changes, if any, in mining or investment policies or shifts in political attitude in any of the jurisdictions in which Yamana operates may adversely affect Yamana’s operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, importation of parts and supplies, income, carbon and other taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.

Failure to comply strictly with applicable Laws, regulations and local practices relating to mineral right applications and tenure could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests. In addition, changes in government Laws and regulations, including taxation, royalties, the repatriation of profits, restrictions on production, export controls, changes in taxation policies, environmental and ecological compliance, expropriation of property and shifts in the political stability of the country, could adversely affect Yamana’s exploration, development and production initiatives in these countries.

On December 23, 2019, the Argentine government issued Law No. 27,541, which established a maximum export tax of 8% on mining and extends the date to establish the new rate to December 31, 2021. On December 30, 2020, the Argentine government issued Decree 1060/2020 that establishes a 4.5% rate on silver and gold concentrate. Cerro Moro, owned by Estelar Resources Limited S.A., is entitled to tax stability pursuant to Argentina’s Mining Investments Law No. 24,196. Such tax stability entitles Estelar Resources Limited S.A. to recover taxes in excess of their overall tax burden at the time of the filing of the feasibility study in 2012 for Cerro Moro.

On December 29, 2017, the Argentine government enacted a tax reform package. The new Law includes a reduction in the corporate tax rate from 35% to 30% for 2018 and 2019 and to 25% thereafter. To offset this reduction, a proposed new dividend withholding tax at a rate of 7% for 2018 and 2019 and a 13% rate going

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forward was introduced. The dividend withholding tax can be reduced under a bilateral treaty. In addition, the Argentine government implemented a new federal Mining Accord that establishes guidelines applicable to new mining projects in respect of taxation and royalties, and other areas of mining operations including environmental matters and mine closure plans. On December 23, 2019, the Argentine government enacted a Law to postpone the reduction to 25% until 2021. On June 16, 2021, the Argentine government enacted legislation that increased the corporate tax rate from 25% to 35% and maintains the dividend withholding tax rate at 7% retroactive to January 1, 2021.

In January 2022, Chilean Congress approved a modification on the water rights regime establishing that new water rights can only be granted for a maximum of 30 years, renewable for the same number of years. The water authority can decide not to renew water rights if not being used or if there is an impact on the sustainability of the source and such water rights will be extinguished, partially or totally, if they are not used for a period of five years (consumptive rights) or ten years (non-consumptive). For consumptive rights currently in force, which is the case for Yamana’s operations in Chile, the expiration term is five years without having carried out the necessary works to capture the water, which is not the current situation of Yamana’s sites. This rule is expected to become effective in 2024 and will be managed accordingly by Yamana.

In February 2022, Chilean Congress enacted bill N°21.420 that changed the mining concessions regime by establishing that exploration concessions will last up to four years from the date of its constitution, with no possibility of extension. With the new regime, the former owner of the exploration concession will not be able to acquire a new exploration concession that covers all or part of the exploration concession extinguished and the new owner must be a different person with no relation at all with the former owner. Yamana does not expect this to have a significant impact on its exploration activities but it may incur additional fees as a result of the new regime. Yamana continues to monitor developments and policies in all the jurisdictions in which it operates and the potential impact such developments and policies may have on its operations; however, they cannot be accurately predicted and could have an adverse effect on Yamana’s operations or profitability.

Infectious diseases

Emerging infectious diseases or the threat of outbreaks of viruses or other contagions or epidemic diseases, including the COVID-19 outbreak, could have a material adverse effect on Yamana by causing operational and supply chain delays and disruptions (including as a result of government regulation and prevention measures), labour shortages and shutdowns, social unrest, breach of material contracts and customer agreements, government or regulatory actions or inactions, increased insurance premiums, decreased demand or the inability to sell and deliver precious metals, declines in the price of precious metals, delays in permitting or approvals, governmental disruptions, capital markets volatility, or other unknown but potentially significant impacts. In addition, governments may impose strict emergencies measures in response to the threat or existence of an infectious disease. It is unknown whether and how Yamana may be affected if a pandemic, such as the COVID-19 outbreak, persists for an extended period of time. The impact of the COVID-19 pandemic has included extreme volatility in financial markets, a slowdown in economic activity and extreme volatility in commodity prices (including precious metals). The international response to COVID-19 led to significant restrictions on travel, temporary business closures, quarantines, global stock market volatility and a general reduction in global consumer activity. In addition, a significant outbreak of contagious diseases in the human population, such as COVID-19, could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could result in a material adverse effect on commodity prices, demand for metals, investor confidence, and general financial market liquidity, all of which may adversely affect Yamana’s business and the market price of Yamana’s common shares. Accordingly, any outbreak or threat of an outbreak of an epidemic disease or similar public health emergency, including COVID-19, could have a material adverse effect on Yamana’s business, financial condition and results of operations.

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Uncertainty in the estimation of mineral reserves and mineral resources

To extend the lives of its mines and projects, ensure the continued operation of the business and realize its growth strategy, it is essential that Yamana continues to realize its existing identified mineral reserves, convert mineral resources into mineral reserves, increase its mineral resource base by adding new mineral resources from areas of identified mineralized potential, and/or undertake successful exploration or acquire new mineral resources.

No assurance can be given that the anticipated tonnages and grades in respect of mineral reserves and mineral resources contained in this Circular will be achieved, that the indicated level of recovery will be realized or that mineral reserves will be mined or processed profitably. Actual mineral reserves may not conform to geological, metallurgical or other expectations, and the volume and grade of ore recovered may differ from estimated levels. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond Yamana’s control. Such estimation is a subjective process, and the accuracy of any mineral reserve or mineral resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Short-term operating factors relating to the mineral reserves, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause the mining operation to be unprofitable in any particular accounting period. In addition, there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production. Lower market prices, increased production costs, reduced recovery rates and other factors may result in a revision of its mineral reserve estimates from time to time or may render Yamana’s mineral reserves uneconomic to exploit. Mineral reserve data is not indicative of future results of operations. If Yamana’s actual mineral reserves and mineral resources are less than current estimates or if Yamana fails to develop its mineral resource base through the realization of identified mineralized potential, its results of operations or financial condition may be materially and adversely affected. Evaluation of mineral reserves and mineral resources occurs from time to time and they may change depending on further geological interpretation, drilling results and metal prices. The category of inferred mineral resource is often the least reliable mineral resource category and is subject to the most variability. Yamana regularly evaluates its mineral resources and it often determines the merits of increasing the reliability of its overall mineral resources.

Replacement of depleted mineral reserves

Given that mines have limited lives based on proven mineral reserves and probable mineral reserves, Yamana must continually replace and expand its mineral reserves at its mines. The LOM estimates incorporated by reference in this Circular may not prove to be correct. Yamana’s ability to maintain or increase its annual production will be dependent in part on its ability to bring new mines into production and to expand mineral reserves at existing mines.

Uncertainty relating to mineral resources

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty which may attach to inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to proven mineral reserves and probable mineral reserves as a result of continued exploration.

Uncertainty relating to future production estimates

Yamana prepares estimates and projections of future production for its existing and future mines. Any such information is forward-looking and no assurance can be given that such estimates will be achieved. These estimates are based on existing mine plans and other assumptions which change from time to time, including: mineral reserve and mineral resource estimates; the availability, accessibility, sufficiency and quality of ore; Yamana’s costs of production; Yamana’s ability to sustain and increase production levels; the sufficiency of Yamana’s infrastructure; the performance of Yamana’s workforce and equipment, Yamana’s ability to maintain and obtain mining interests and permits; and Yamana’s compliance with existing and future Laws and regulations.

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Yamana’s actual production may vary from estimates for a variety of reasons, including: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; revisions to mine plans; unusual or unexpected orebody formations; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, water availability, floods, and seismic activity; and unexpected labour shortages, strikes, local community opposition or blockades. Failure to achieve the estimated forecasts could have an adverse impact on Yamana’s profitability, future cash flows, earnings, results of operations and financial condition.

Joint Ventures

Yamana holds an indirect controlling interest of 56.25% in the MARA Project, the other 43.75% interests being held by Glencore. Yamana determined that it controls the MARA Project through its 56.25% voting interest, and therefore the Company is required to consolidate 100% of the MARA Project, and recognize the non-controlling interests. Yamana’s interest in the MARA Project is subject to the risks normally associated with the conduct of joint ventures. These risks may include, but are not limited to: disagreement with joint venture partners on how to develop and operate mines efficiently; inability of joint venture partners to meet their obligations to the joint venture or third parties; or disputes arising between joint venture partners regarding joint venture matters such as project financing, development milestones and offtake matters. The existence or occurrence of one or more of the foregoing circumstances and events, for example, could have a material adverse impact on Company’s profitability, future cash flows, earnings, results of operations and financial condition.

Infrastructure

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants that affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect Yamana’s operations, financial condition and results of operations.

Permitting

Yamana’s operations are subject to receiving and maintaining permits from relevant governmental authorities. There is no assurance that delays will not occur in connection with obtaining all necessary renewals of permits for Yamana’s existing operations, additional permits for any possible future changes to operations, or additional permits associated with new legislation. Prior to any development on any of its properties, Yamana must receive permits from appropriate governmental authorities. There can be no assurance that Yamana will continue to hold all permits necessary to develop or continue operating at any particular property. Any of these factors could have a material adverse effect on Yamana’s results of operations and financial position.

Insurance and uninsured risks

Yamana’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, catastrophic equipment failures, fires or unavailability of materials and equipment, cyber attacks, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to Yamana’s properties or the properties of others, delays in mining, monetary losses and possible legal liability.

Yamana’s insurance will not cover all the potential risks associated with Yamana’s operations. Even if available, Yamana may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and

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production (such as limited underground coverage) is not generally available to Yamana or to other companies in the mining industry on acceptable terms. Yamana might also become subject to liability for pollution or other hazards that may not be insured against or that Yamana may elect not to insure against because of premium costs or other reasons. Losses from these events could cause Yamana to incur significant costs that could have a material adverse effect upon its financial performance and results of operations. Should Yamana be unable to fully fund the cost of remedying an environmental problem, Yamana might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy, which may have a material adverse effect. Yamana may suffer a material adverse effect on its business, results of operations, cash flows and financial position if it incurs a material loss related to any significant event that is not covered, or adequately covered, by its insurance policies.

Compliance with anti-corruption Laws

Yamana is subject to various anti-corruption and anti-bribery Laws and regulations including but not limited to the Canadian Corruption of Foreign Public Officials Act, the U.S. Foreign Corrupt Practices Act, the Extractive Sector Transparency Measure Act (“ESTMA”), as well as similar Laws in the countries in which Yamana conducts business. In general, these Laws prohibit a company and its employees and intermediaries from bribing or making other prohibited payments to foreign officials or other persons to obtain or retain business or gain some other business advantage. ESTMA, which became effective June 1, 2015, requires public disclosure of payments to governments by mining and oil and gas companies engaged in the commercial development of oil, gas and minerals who are either publicly listed in Canada or with business or assets in Canada. Mandatory annual reporting is required for extractive companies with respect to payments made to foreign and domestic governments at all levels, including entities established by two or more governments.

In recent years, there has been a general increase in both the frequency of enforcement and the severity of penalties under such anti-corruption and anti-bribery Laws, resulting in greater scrutiny and punishment of companies found in violation of such Laws. Failure to comply with the applicable legislation and other similar foreign Laws could expose Yamana and its senior management to civil and/or criminal penalties, other sanctions and remedial measures, legal expenses and reputational damage, all of which could materially and adversely affect Yamana’s business, financial condition and results of operations, as well as have an adverse effect on the market price of Yamana’s common shares. Yamana has instituted policies designed to facilitate compliance with such requirements that apply to all employees, consultants, contractors, suppliers and other agents, including a code of business conduct and ethics and a whistleblower policy, as anti-bribery and anti-corruption policy, as well as mandatory training. However, there can be no assurance or guarantee that such efforts have been and will be completely effective in ensuring Yamana’s compliance, and the compliance of its employees, consultants, contractors, suppliers and other agents, with all applicable anti-corruption and anti-bribery Laws.

Construction and start-up of new mines

The success of construction projects and the start-up of new mines by Yamana is subject to a number of factors, including the availability and performance of engineering and construction contractors, mining contractors, suppliers and consultants, the receipt of required governmental approvals and permits in connection with the construction of mining facilities and the conduct of mining operations (including environmental permits), the successful completion and operation of ore passes, the adsorption/desorption/recovery plants and conveyors to move ore, among other operational elements. Timelines to permit new mining operations continue to increase and permitting requirements are becoming more stringent. Any delay in the performance of any one or more of the contractors, suppliers, consultants or other persons on which Yamana is dependent in connection with its construction activities, a delay in or failure to receive the required governmental approvals and permits in a timely manner or on reasonable terms, or a delay in or failure in connection with the completion and successful operation of the operational elements in connection with new mines could delay or prevent the construction and start-up of new mines as planned. There can be no assurance that current or future construction and start-up plans implemented by Yamana will be successful, that Yamana will be able to obtain sufficient funds to finance

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construction and start-up activities, that personnel and equipment will be available in a timely manner or on reasonable terms to successfully complete construction projects, that Yamana will be able to obtain all necessary governmental approvals and permits or that the completion of the construction, the start-up costs and the ongoing operating costs associated with the development of new mines will not be significantly higher than anticipated by Yamana. Any of the foregoing factors could adversely impact the operations and financial condition of Yamana.

Some of Yamana’s projects have no operating history upon which to base estimates of future cash flow. The capital expenditures and time required to develop new mines or other projects are considerable and changes in costs or construction schedules can affect project economics. Thus, it is possible that actual costs may change significantly and economic returns may differ materially from Yamana’s estimates.

Commercial viability of a new mine or development project is predicated on many factors. Mineral reserves and mineral resources projected by feasibility studies and technical assessments performed on the projects may not be realized, and the level of future metal prices needed to ensure commercial viability may not materialize. Consequently, there is a risk that start-up of new mine and development projects may be subject to write-down and/or closure as they may not be commercially viable.

Land title

The acquisition and maintenance of title to mineral properties is a very detailed and time-consuming process. Title to, and the area of, mineral concessions may be disputed. Title insurance is generally not available for mineral properties and Yamana’s ability to ensure that it has obtained secure mine tenure may be severely constrained. There is no guarantee that title to any of its properties will not be challenged or impaired. Third parties may have valid claims underlying portions of Yamana’s interests, including prior unregistered liens, agreements, transfers or claims, including native land claims, and title may be affected by, among other things, undetected defects. If these challenges are successful, this could have an adverse effect on the development of Yamana’s properties as well as its results of operations, cash flows and financial position. In addition, Yamana may be unable to operate its properties as permitted or to enforce its rights with respect to its properties.

Termination of mining concessions

Yamana’s mining concessions may be terminated in certain circumstances. Under the Laws of the jurisdictions where Yamana’s operations, development projects and prospects are located, mineral resources belong to the state and governmental concessions are required to explore for, and exploit, mineral reserves. Yamana holds mining, exploration and other related concessions in each of the jurisdictions where it is operating and where it is carrying on development projects and prospects. The concessions held by Yamana in respect of its operations, development projects and prospects may be terminated under certain circumstances, including where minimum production levels are not achieved by Yamana (or a corresponding penalty is not paid), if certain fees are not paid or if environmental and safety standards are not met. Termination of any one or more of Yamana’s mining, exploration or other concessions could have a material adverse effect on Yamana’s financial condition or results of operations.

Competition

The mining industry is intensely competitive in all of its phases and Yamana competes with many companies possessing greater financial and technical resources than itself. Competition in the precious metals mining industry is primarily for: mineral rich properties that can be developed and produced economically; the technical expertise to find, develop, and operate such properties; the labour to operate the properties; and the capital for the purpose of funding such properties. Many competitors not only explore for and mine precious metals, but conduct refining and marketing operations on a global basis. Such competition may result in Yamana being unable to acquire desired properties, to recruit or retain qualified employees or to acquire the capital necessary to fund its

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operations and develop its properties. Existing or future competition in the mining industry could materially adversely affect Yamana’s prospects for mineral exploration and success in the future.

Indebtedness

Yamana’s ability to make scheduled payments on or refinance its debt obligations (if necessary) depends on its financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond Yamana’s control, including the market prices of gold, silver and copper. Yamana may be unable to maintain a level of cash flow from operating activities sufficient to permit it to pay the principal, premium, if any, and interest on Yamana’s indebtedness, or maintain its debt covenants.

If Yamana’s cash flows and capital resources are insufficient to fund its debt service obligations, or there is a contravention of its debt covenants, Yamana could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance its indebtedness. Yamana may not be able to effect any such alternative measures, if necessary, on commercially reasonable terms or at all and, even if successful, those alternative actions may not allow it to meet its scheduled debt service obligations.

In addition, Yamana conducts a substantial portion of its operations through its Subsidiaries, certain of which in the future may not be guarantors of its indebtedness. Accordingly, repayment of its indebtedness is dependent on the generation of cash flow by its Subsidiaries and their ability to make such cash available to Yamana, by dividend, debt repayment or otherwise. Unless they are guarantors of Yamana’s indebtedness, its Subsidiaries do not have any obligation to pay amounts due on its indebtedness or to make funds available for that purpose. Yamana’s Subsidiaries may not be able to, or may not be permitted to, make distributions to enable Yamana to make payments in respect of its indebtedness.

Each Subsidiary is a distinct legal entity, and, under certain circumstances, legal and contractual restrictions may limit Yamana’s ability to obtain cash from Yamana’s Subsidiaries. While the Indenture governing Yamana’s outstanding notes limits the ability of Yamana’s Subsidiaries to incur consensual restrictions on their ability to pay dividends or make other intercompany payments to Yamana, these limitations are subject to qualifications and exceptions. In the event that Yamana does not receive distributions from its Subsidiaries, it may be unable to make required principal and interest payments on its indebtedness. Yamana’s inability to generate sufficient cash flows to satisfy its debt obligations, or to refinance its indebtedness on commercially reasonable terms or at all, would materially and adversely affect its financial position and results of operations and its ability to satisfy its obligations.

Additional capital

The exploration and development of Yamana’s properties, including continuing exploration and development projects, and the construction or expansion of mining facilities and commencement or expansion of mining operations, may require substantial additional financing. Failure to obtain sufficient financing will result in a delay or indefinite postponement of exploration, development or production on any or all of Yamana’s properties or even a loss of a property interest. Additional financing may not be available when needed or if available, the terms of such financing might not be favourable to Yamana and might involve substantial dilution to existing shareholders. Failure to raise capital when needed could have a material adverse effect on Yamana’s business, financial condition and results of operations.

Currency fluctuations

Currency fluctuations may affect Yamana’s capital costs and the costs that Yamana incurs at its operations. The revenue generated from the sale of gold and silver from Yamana’s operations is in United States dollars, but a

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portion of Yamana’s operating and capital expenses are incurred in Brazilian reals, Argentine pesos, Chilean pesos, Canadian dollars and, to a lesser extent, the Euro. The appreciation of foreign currencies, particularly the Brazilian real, Chilean peso and Canadian dollar, against the United States dollar would increase the costs of gold production at such mining operations, which could materially and adversely affect Yamana’s earnings and financial condition. Yamana has hedged only a portion of its Brazilian real, Chilean peso and Canadian dollar risks, and none of the other currencies in which it functions, and is therefore exposed to currency fluctuation risks.

Write-downs and impairments

Mineral interests are the most significant assets of Yamana and represent capitalized expenditures related to the development and construction of mining properties and related property, plant and equipment and the value assigned to exploration potential on acquisition. The costs associated with mining properties are separately allocated to exploration potential, mineral reserves and mineral resources and include acquired interests in production, development and exploration-stage properties representing the fair value at the time they were acquired. The values of such mineral properties are primarily driven by the nature and amount of material interests believed to be contained or potentially contained in properties to which they relate.

Yamana reviews and evaluates its mining interests and any associated or allocated goodwill for impairment at least annually or when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. An impairment is considered to exist if the recoverable value of the asset is less than the carrying amount of the asset. An impairment loss is measured and recorded to the net recoverable value of the asset. The recoverable value of the asset is the higher of: (i) value in use (being the net present value of total expected future cash flows); and (ii) fair value less costs of disposal.

Yamana also assesses at the end of each reporting period whether there is any indication that an impairment loss recognized in prior periods for an asset other than goodwill may no longer exist or may have decreased. If any such indication exists, Yamana estimates the recoverable amount and considers the reversal of the impairment loss recognized in prior periods for all assets other than goodwill. An impairment loss recognized for goodwill is not reversed in a subsequent period.

Fair value is the value obtained from an active market or binding sale agreement. Where neither exists, fair value is based on the best information available to reflect the amount Yamana could receive for the asset in an arm’s length transaction. This is often estimated using discounted cash flow techniques. For value in use, recent cost levels are considered, together with expected changes in costs that are compatible with the current condition of the business and which meet the requirements of International Accounting Standard 36 in a discounted cash flow model. Where a recoverable amount is assessed using discounted cash flow techniques, the resulting estimates are based on detailed mine and/or production plans. Assumptions underlying fair value estimates are subject to significant risks and uncertainties. Where third-party pricing services are used, the valuation techniques and assumptions used by the pricing services are reviewed by Yamana to ensure compliance with the accounting policies and internal control over financial reporting of Yamana. Future cash flows are estimated based on expected future production, commodity prices, operating costs and capital costs. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources. Differences between management’s assumptions and market conditions could have a material effect in the future on Yamana’s financial position and results of operation.

The assumptions used in the valuation of work-in-process inventories by Yamana may include estimates of metal contained in the ore stacked on leach pads, assumptions of the amount of metal stacked that is expected to be recovered from the leach pads, estimates of metal contained in ore stock-piles, assumptions of the amount of metal that will be crushed for concentrate, estimates of metal-in-circuit, estimated costs of completion to final product to be incurred and an assumption of the gold, silver and copper price expected to be realized when the gold, silver and copper is recovered. The recoverable values of assets are highly dependent on several factors including metal prices and the prevailing cost environment, and the recoverable values of some properties are

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more sensitive to metal prices than others. If these estimates or assumptions prove to be inaccurate, Yamana could be required to write-down the recorded value of its work-in-process inventories to net realizable value, which would reduce Yamana’s earnings and working capital. Net realizable value is determined as the difference between costs to complete production into a saleable form and the estimated future precious metal prices based on prevailing and long-term metal prices. When the circumstances that previously caused inventories to be written down below cost no longer exist or when there is clear evidence of an increase in net realizable value because of changed economic circumstances, the amount of write-down is reversed up to the lower of the new net realizable value or the original cost.

Although management makes its best estimates, it is possible that material changes could occur which may adversely affect management’s estimate of the net cash flows expected to be generated from its properties. Any impairment estimates, which are based on applicable key assumptions and sensitivity analysis, are based on management’s best knowledge of the amounts, events or actions at such time, and the actual future outcomes may differ from any estimates that are provided by Yamana. Any impairment charges on Yamana’s mineral projects could adversely affect its results of operations.

Shareholder activism

In recent years, publicly-traded companies have been increasingly subject to demands from activist shareholders advocating for changes to corporate governance practices, such as executive compensation practices, social issues, or for certain corporate actions or reorganizations. There can be no assurances that activist shareholders won’t publicly advocate for Yamana to make certain corporate governance changes or engage in certain corporate actions. Responding to challenges from activist shareholders, such as proxy contests, media campaigns or other activities, could be costly and time consuming and could have an adverse effect on Yamana’s reputation and divert the attention and resources of Yamana’s management and the Yamana Board, which could have an adverse effect on Yamana’s business and results of operations. Even if Yamana does undertake such corporate governance changes or corporate actions, activist shareholders may continue to promote or attempt to effect further changes, and may attempt to acquire control of Yamana to implement such changes. If shareholder activists seeking to increase short-term shareholder value are elected to the Yamana Board, this could adversely effect Yamana’s business and future operations. Additionally, shareholder activism could create uncertainty about Yamana’s future strategic direction, resulting in loss of future business opportunities, which could adversely effect Yamana’s business, future operations, profitability and ability to attract and retain qualified personnel.

Litigation risks

All industries, including the mining industry, are subject to legal claims, with and without merit. Yamana is currently involved in litigation and may become involved in legal disputes in the future. Defense and settlement costs can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, the resolution of any particular legal proceeding may have a material adverse effect on Yamana’s financial position or results of operations.

Investment risk

Investment risk is the risk that a financial instrument’s value will deviate from the expected returns as a result of changes in market conditions, whether those changes are caused by factors specific to the individual investment or factors affecting all investments traded in the market. Although the factors that affect investment risk are outside Yamana’s control, Yamana mitigates investment risk by limiting its investment exposure in terms of total funds to be invested and by being selective of high-quality investments.

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Use of derivatives

From time to time Yamana may use certain derivative products as hedging instruments and to manage the risks associated with changes in gold prices, silver prices, interest rates, foreign currency exchange rates and energy prices. The use of derivative instruments involves certain inherent risks including, among other things: (i) credit risk - the risk of default on amounts owing to Yamana by the counterparties with which Yamana has entered into transactions; (ii) market liquidity risk - risk that Yamana has entered into a derivative position that cannot be closed out quickly, by either liquidating such derivative instrument or by establishing an offsetting position; and (iii) unrealized mark-to-market risk - the risk that, in respect of certain derivative products, an adverse change in market prices for commodities, currencies or interest rates will result in Yamana incurring an unrealized mark-to-market loss in respect of such derivative products.

Acquisitions and integration

From time to time Yamana examines opportunities to acquire additional mining assets and businesses. Any acquisition that Yamana may choose to complete may be of a significant size, may change the scale of Yamana’s business and operations, and may expose Yamana to new geographic, political, operating, financial and geological risks. Yamana’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, negotiate acceptable terms for any such acquisition, and integrate the acquired operations successfully with those of Yamana. Any acquisitions would be accompanied by risks. For example, there may be a significant change in commodity prices after Yamana has committed to complete the transaction and established the purchase price or exchange ratio; a material ore body may prove to be below expectations; Yamana may have difficulty integrating and assimilating the operations and personnel of any acquired companies, realizing anticipated synergies and maximizing the financial and strategic position of the combined enterprise, and maintaining uniform standards, policies and controls across the organization; the integration of the acquired business or assets may disrupt Yamana’s ongoing business and its relationships with employees, customers, suppliers and contractors; and the acquired business or assets may have unknown liabilities which may be significant. In the event that Yamana chooses to raise debt capital to finance any such acquisition, Yamana’s leverage will be increased. If Yamana chooses to use equity as consideration for such acquisition, existing shareholders may experience dilution. Alternatively, Yamana may choose to finance any such acquisition with its existing resources. There can be no assurance that Yamana would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions.

Amendments to mining Laws and regulations

The mineral exploration activities of Yamana are subject to various Laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances and other matters. Mining and exploration activities are also subject to various Laws and regulations relating to the protection of the environment. Although Yamana believes that its exploration activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner that could limit or curtail production or development of Yamana’s properties. Amendments to current Laws and regulations governing the operations and activities of Yamana or more stringent implementation thereof could have a material adverse effect on Yamana’s business, financial condition and results of operations.

Community relations

Yamana’s relationships with host communities are critical to ensure the success of its existing operations and the construction and development of new operations. There is an increasing level of public concern relating to the perceived effects of mining activities on the environment and on host communities. The evolving expectations related to human rights, indigenous rights, and environmental protection may result in opposition to Yamana’s current and future operations or further development or new development of Yamana’s projects and mines. Such

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opposition may be directed through legal or administrative proceedings or expressed in public opposition such as protests, roadblocks or other forms of expression against Yamana’s activities, and may have a negative impact on Yamana’s reputation and operations.

Opposition by any of the aforementioned groups to Yamana’s operations may require modification of, or preclude the operation or development of, Yamana’s projects and mines or may require Yamana to enter into agreements with such groups or local governments with respect to Yamana’s projects and mines, in some cases, causing increased cost and considerable delays to the advancement of Yamana’s projects. Further, publicity adverse to Yamana, its operations or extractive industries generally, could have an adverse effect on Yamana and may impact relationships with the communities in which Yamana operates and other stakeholders. While Yamana is committed to operating in a socially responsible manner, there can be no assurance that its efforts in this respect will mitigate this potential risk. Yamana’s projects, including exploration projects, may also be impacted by relations with various community stakeholders, and Yamana’s ability to develop related mining assets may still be affected by unforeseen outcomes from such community relations.

Non-Governmental Organizations

Certain non-governmental organizations (“NGOs”) that oppose globalization and resource development are vocal critics of the mining industry and its practices. Adverse publicity generated by such NGOs or other parties generally related to extractive industries or specifically to Yamana’s operations, could have an adverse effect on Yamana’s reputation, impact Yamana’s relationship with the communities in which it operates and ultimately have a material adverse effect on Yamana’s business, financial condition and results of operations.

NGOs may organize protests, install road blockades, apply for injunctions for work stoppage, file lawsuits for damages and intervene and participate in lawsuits seeking to cancel Yamana’s rights, permits and licences. NGOs may also lobby governments for changes to Laws, regulations and policies pertaining to mining and relevant to Yamana’s business activities, which, if made, could have a material adverse effect on Yamana’s business, financial condition and results of operations.

Labour and employment matters

Production at Yamana’s mining operations is dependent upon the efforts of its employees and Yamana’s operations would be adversely affected if it fails to maintain satisfactory labour relations. In addition, relations between Yamana and its employees may be affected by changes in the scheme of labour relations that may be introduced by the relevant governmental authorities in whose jurisdictions Yamana carries on business. For example, at the end of 2021, there was a temporary suspension of operations associated with the strike of one of Yamana’s unions, before collective bargaining negotiations were resumed and concluded. Changes in such legislation or in the relationship between Yamana and its employees may have a material adverse effect on Yamana’s business, results of operations and financial condition.

Foreign Subsidiaries

Yamana is a holding company that conducts operations through Subsidiaries, including foreign Subsidiaries. Accordingly, any limitation on the transfer of cash or other assets between the parent corporation and such entities, or among such entities, could restrict Yamana’s ability to fund its operations efficiently. Any such limitations, or the perception that such limitations may exist now or in the future, could have an adverse impact on Yamana’s valuation and stock price.

Reliance on local advisors and consultants in foreign jurisdictions

Yamana holds mining and exploration properties in Brazil, Argentina, and Chile, in addition to Canada. The legal and regulatory requirements in these countries with respect to conducting mineral exploration and mining

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activities, banking system and controls, as well as local business culture and practices are different from those in Canada and the United States. The officers and directors of Yamana must rely, to a great extent, on Yamana’s local legal counsel and local consultants retained by Yamana in order to keep abreast of material legal, regulatory and governmental developments as they pertain to and affect Yamana’s business operations, and to assist Yamana with its governmental relations. Yamana must rely, to some extent, on those members of management and the Yamana Board who have previous experience working and conducting business in these countries to enhance its understanding of and appreciation for the local business culture and practices. Yamana also relies on the advice of local experts and professionals in connection with current and new regulations that develop in respect of banking, financing, labour, litigation and tax matters in these countries. Any developments or changes in such legal, regulatory or governmental requirements or in local business practices are beyond the control of Yamana. The impact of any such changes may adversely affect the business of Yamana.

Global financial conditions

Global financial conditions continue to be characterized as volatile. In recent years, global markets have been adversely impacted by various credit crises and significant fluctuations in fuel and energy costs and metals prices, including as a result of the COVID-19 virus pandemic and due to significant fluctuations in commodity prices as a result of the continuance or escalation of the military conflict between Ukraine and Russia and the economic sanctions imposed on Russia in connection therewith. Many industries, including the mining industry, have been impacted by these market conditions. Global financial conditions remain subject to sudden and rapid destabilizations in response to future events, as government authorities may have limited resources to respond to future crises. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates and tax rates, may adversely affect Yamana’s growth and profitability. Future crises may be precipitated by any number of causes, including natural disasters, geopolitical instability (such as the Russian invasion of Ukraine), changes to energy prices or sovereign defaults. If increased levels of volatility continue or in the event of a rapid destabilization of global economic conditions, it may result in a material adverse effect on commodity prices, demand for metals, including gold, availability of credit, investor confidence, and general financial market liquidity, all of which may adversely affect Yamana’s business and the market price of Yamana’s securities.

Credit rating

There can be no assurance that the credit ratings and outlook assigned to Yamana’s debt securities or to Yamana will remain in effect for any given period of time or that any such rating or outlook will not be revised downward or withdrawn entirely by a rating agency. Real or anticipated changes in credit ratings or outlook assigned to Yamana’s debt securities will generally affect the market price of its debt securities. In addition, real or anticipated changes in its credit ratings may also affect the cost at which Yamana can access the capital markets. If such ratings decline and its cost of accessing capital markets increases, Yamana may not be able to fund proposed capital expenditures and other operations in the future.

Dependence upon key management personnel and executives

Yamana is dependent upon a number of key management personnel. The loss of the services of one or more of such key management personnel could have a material adverse effect on Yamana. Yamana’s ability to manage its operating, development, exploration and financing activities will depend in large part on the efforts of these individuals. Yamana faces intense competition for qualified personnel, and there can be no assurance that Yamana will be able to attract and retain such personnel. The loss of the services of one or more key employees or the failure to attract and retain new personnel could have a material adverse effect on Yamana’s ability to manage and expand Yamana’s business. Yamana has entered into employment agreements with certain of its key executives.

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Enforcement of legal rights

Yamana has material Subsidiaries organized under the Laws of Brazil, Argentina and Chile and certain of Yamana’s directors, management and personnel are located in foreign jurisdictions. Given that the majority of Yamana’s material assets and certain of its directors, management and personnel are located outside of Canada, investors may have difficulty in effecting service of process within Canada and collecting from or enforcing against Yamana, or its directors and officers, any judgments issued by the Canadian courts or Canadian securities regulatory authorities and predicated on the civil liability provisions of Canadian securities legislation or other Laws of Canada. Similarly, in the event a dispute arises in connection with Yamana’s foreign operations, Yamana may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada.

Failures of information systems or information security threats

Yamana has entered into agreements with third parties for hardware, software, telecommunications and other information technology (“IT”) services in connection with Yamana’s operations. Yamana’s operations depend, in part, on how well Yamana and its suppliers protect networks, equipment, IT systems and software against damage from a number of threats, including, but not limited to, cable cuts, damage to physical plants, natural disasters, terrorism, fire, power loss, hacking, computer viruses, vandalism and theft. Yamana’s operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenditures to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increase in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact Yamana’s reputation and results of operations.

Although to date Yamana has not experienced any material losses relating to cyber attacks or other information security breaches, there can be no assurance that it will not incur such losses in the future. Yamana’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cybersecurity and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority. As cybersecurity threats continue to evolve, Yamana may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities. Any of these factors could have a material adverse effect on Yamana’s results of operations, cash flows and financial position.

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Pan American Post-Arrangement

Overview

Pursuant to the Plan of Arrangement, at the Effective Time, Yamana shall assign and transfer to Agnico Yamana’s interests in the Canadian Assets in consideration for the assumption of the Canadian Liabilities by Agnico, the issuance of the Agnico Payment Shares by Agnico to Yamana and payment of the aggregate Cash Consideration by Agnico to Yamana. Thereafter, Yamana will conduct a reorganization of its share capital in accordance with Section 86 of the Tax Act, pursuant to which the authorized share capital of Yamana shall be amended by the creation of an unlimited number of Class A Shares, and immediately thereafter each Yamana Share held by a Yamana Shareholder (other than a Dissenting Shareholder) shall be exchanged for: (i) one Class A Share; (ii) the Agnico Share Consideration delivered by Yamana; and (iii) an amount of cash delivered by Yamana equal to the Cash Consideration. The Yamana Shares exchanged for Class A Shares shall then be cancelled. Each Class A Share shall then be transferred by the Yamana Shareholders to Pan American in exchange for the Pan American Share Consideration delivered by Pan American, and the holders of the Class A Shares shall then be the holders of the Pan American Shares so issued. A chart showing the corporate structure of Pan American following the completion of the Arrangement is set out in Schedule H hereto.

Except as otherwise described in this section, the business of Pan American and information relating to Pan American following the Arrangement shall be that of Pan American generally disclosed elsewhere in this Circular and in the documents incorporated by reference into this Circular.

Following completion of the Arrangement, Pan American’s head office will be located at 1440 - 625 Howe Street, Vancouver, British Columbia, V6C 2T6 and Pan American’s registered office will be located at 1200 Waterfront Centre, 200 Burrard Street, Vancouver, British Columbia, V7X 1T2, which are Pan American’s current head and registered offices, respectively.

Pan American will continue to be a corporation existing under the BCBCA. Upon completion of the Arrangement, Pan American will continue to be a reporting issuer in all of the provinces and territories of Canada and the Pan American Shares will continue to trade on the Nasdaq and the TSX under the trading symbol “PAAS”.

Pan American does not intend to make an application for the admission of the Pan American Shares to the UK Official List or the LSE following completion of the Arrangement.

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Description of Mineral Properties

On completion of the Arrangement, Pan American will hold the following mineral projects currently owned by Pan American and Yamana that each company had determined, respectively, were material to it prior to the Arrangement, other than the Canadian Assets:

Operating Mine	Country	Attributable Ownership
La Colorada mine(1)	Mexico	100%

Dolores mine(1)	Mexico	100%

Huaron mine(1)	Peru	100%

Shahuindo mine(1)	Peru	100%

Escobal mine(1)	Guatemala	100%

Bell Creek mine (1)	Canada	100%

Timmins West mine (1)	Canada	100%

Jacobina mine (2)	Brazil	100%

El Peñón mine (2)	Chile	100%

Notes:

(1)	Represents former material mines or development projects of Pan American.
(2)	Represents former material operating mines or development projects of Yamana.

Further information regarding the La Colorada mine, the Escobal mine, the Bell Creek mine and the Timmins West mine, as well as information about Pan American’s non-material properties, can be found in the Pan American Annual Information Form, which is incorporated by reference herein. Further information regarding the Dolores mine, the Huaron mine and the Shahuindo mine can be found in Schedule F “Information Concerning Pan American” hereto. Further information regarding the Jacobina mine and the El Peñón mine, as well as information on Yamana’s non-material properties, can be found in the Yamana Annual Information Form, which is incorporated by reference herein.

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Geographical Distribution of Mineral Properties

The following graphic sets out the geographical distribution of Pan American’s material mining projects following completion of the Arrangement:

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Directors and Officers

Pursuant to the terms of the Arrangement Agreement, prior to the Effective Time, the Nominating and Governance Committee of the Pan American Board is required to identify three directors of Yamana to be appointed to join the current members of the Pan American Board as the Pan American Board Appointees, promptly following the Effective Time; provided that all three individuals are: (i) members of the Yamana Board as of the date of the Arrangement Agreement; (ii) eligible to be directors of Pan American pursuant to applicable Laws; and (iii) “independent” with respect to both Yamana and Pan American, as such term is defined in Section 1.4 of NI 52-110. In addition, Pan American will take and cause to be taken such commercially reasonable actions as are necessary to ensure that, promptly following the Effective Time, the Pan American Board includes the Pan American Board Appointees, including by increasing the size of the Pan American Board and by facilitating the resignation of the Pan American Resigning Appointee. The senior executive officers of Pan American are expected to remain the senior executive officers following completion of the Arrangement. The operations personnel of Pan American are expected to consist of personnel from each of the two companies and will be assessed further following the completion of the Arrangement and a review of the acquired assets.

The Pan American Articles provide that, between successive annual general meetings, the Pan American Board has the power to appoint one or more additional directors but not more than one-third the number of directors elected or appointed at the last annual general meeting of Pan American at which directors were elected or appointed. The Pan American Board is currently comprised of eight directors, each of whom were elected at Pan American’s last annual general meeting held on May 11, 2022. Pursuant to the Pan American Articles, the Pan American Board may appoint up to two additional directors prior to its next annual general meeting, bringing the number of directors to ten. In order to comply with the Pan American Articles, and for each of the three Pan American Board Appointees to be appointed to the Pan American Board, one current of member of the Pan American Board, being the Pan American Resigning Appointee, must step down to create an additional vacancy.

Pursuant to the terms of the Arrangement Agreement, following the Effective Time, Pan American is required to use commercially reasonable efforts to submit an ordinary resolution to Pan American Shareholders at the next annual general meeting of Pan American Shareholders to increase the size of the Pan American Board to eleven directors, and management of Pan American will recommend to the Pan American Shareholders that such ordinary resolution be approved. Pan American has agreed to include the Pan American Board Appointees and the Pan American Resigning Appointee on the management slate of directors to be elected at such annual general meeting and to take commercially reasonable actions, including soliciting proxies in favour of their election to the Pan American Board, to have such Pan American Board Appointees and Pan American Resigning Appointee elected to the Pan American Board at such annual general meeting.

Pan American will work cooperatively with Yamana to determine the integration of Yamana management into the management team of Pan American on or prior to the Effective Time. Pan American will establish a transitionary integration period in which the Toronto office employees of Yamana will support Pan American to integrate and manage the business and operations of Yamana. Those at a Senior Vice President level and below at Yamana will be approached to continue to support the management of the business during this transitionary period and longer, as may be determined by Pan American.

Information about our current directors and officers is as set forth in the Pan American Annual Information Form which is incorporated by reference into this Circular.

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Description of Share Capital

For a description of our share capital, see Schedule F “Information Concerning Pan American” hereto under the section entitled “Description of Share Capital”.

Dividends

For a description of our dividend policy, see Schedule F “Information Concerning Pan American” hereto under the section entitled “Dividends”.

Consolidated Capitalization

The following table sets forth our consolidated capitalization as at September 30, 2022, the date of our most recent interim consolidated financial statements, and further adjusted to give effect to the Arrangement. The table should be read in conjunction with our interim consolidated financial statements for the third quarter ending September 30, 2022, including the notes thereto, and the MD&A in respect thereof and the other financial information contained in or incorporated by reference in this Circular.

	As at September 30, 2022	As at September 30, 2022, after giving effect to the Arrangement

	(in millions of United States dollars)

Cash and cash equivalents	$153.1	$684.4

Long term debt	$21.7	$795.8

Issued capital	$3,137.7	$5,605.0

Total equity	$2,363.0	$4,769.5

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Selected Pro Forma Financial Information

Certain selected unaudited pro forma financial information is set forth in the following tables. Such information should be read in conjunction with the unaudited pro forma consolidated financial information of Pan American and Yamana after giving effect to the Arrangement for the year ended December 31, 2021 and as at and for the nine months ended September 30, 2022 included in Schedule C “Unaudited Pro Forma Consolidated Financial Statements”.

Adjustments have been made to prepare the unaudited pro forma consolidated financial information of Pan American and Yamana, which adjustments are based on certain assumptions. Both the adjustments and the assumptions made in respect thereof are described in the notes to the unaudited pro forma consolidated financial information set forth in Schedule C “Unaudited Pro Forma Consolidated Financial Statements”. The unaudited pro forma consolidated financial information is presented for illustrative purposes only and is not necessarily indicative of the operating or financial results that would have occurred had the Arrangement actually occurred at the times contemplated by the notes to the unaudited pro forma financial statements set forth in Schedule C “Unaudited Pro Forma Consolidated Financial Statements”.

Pro Forma Consolidated Statement of Income

	Nine months ended	Year ended
(in millions of United States dollars)	September 30, 2022	December 31, 2021

Revenue	$2,024.4	$2,805.0

Cost of sales	(1,700.0)	(2,049.0)

Mine operating earnings	$ 324.4	$ 756.0

Other costs and expenses	(238.6)	(566.5)

Earnings from operations	$ 85.8	$ 189.5

Investment loss	(17.5)	(59.7)

Interest and finance expense	(77.6)	(164.7)

Income tax	(99.5)	(405.4)

Net loss for the period	(108.8)	(440.3)

Loss Combined Company Pan American Share:

Pro Forma Basic loss per share	(0.29)	(1.05)

Pro Forma Diluted loss per share	(0.29)	(1.05)

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Pro Forma Consolidated Statement of Financial Position

(in millions of United States dollars)	As at September 30, 2022

Total current assets	$1,585.1

Mineral properties, plant and equipment	6,630.1

Long-term investments	134.8

All other assets	121.4

Total assets	$8,471.4

Total current liabilities	1,047.7

Total long-term debt	795.8

All other liabilities	1,858.5

Total liabilities	$3,702.0

Total equity	4,769.5

For selected unaudited pro forma consolidated financial statements of Pan American giving effect to the Arrangement see “Unaudited Pro Forma Consolidated Financial Statements” attached as Schedule C to this Circular.

Post-Arrangement Shareholdings and Principal Shareholders

The maximum number of Pan American Shares that are issuable in connection with the Arrangement is 156,923,287 (approximately 74.5% of the number of Pan American Shares issued and outstanding as of the date of this Circular; 69.1% of such number on a fully-diluted basis).

Former Yamana Shareholders and Former Pan American Shareholders are expected to own approximately 42.4% and 57.6%, respectively, of the Pan American Shares immediately following completion of the Arrangement based on the number of Pan American Shares and Yamana Shares issued and outstanding as of November 4, 2022, each on a non-diluted basis, and the 1% buffer described under the heading “Business to be Acted Upon at the Special Meeting – Share Issuance Resolution”.

The TSX will generally not require further Pan American Shareholder approval for the issuance of up to an additional 39,230,821 Pan American Shares, such number being 25% of the number of securities approved by Pan American Shareholders for the Arrangement.

Other than as disclosed below, to the knowledge of our directors and executive officers, following completion of the Arrangement, no person or company will beneficially own, directly or indirectly, or exercise control or direction over, voting securities of Pan American carrying 10% or more of the voting rights attached to any class of voting securities.

Name of Pan American Shareholder(1)	Pan American Shares Owned, Controlled or Directed	Percent of Pan American Shares

Van Eck Associates Corporation	39,135,279	10.74%

Notes:

(1)

This information assumes Van Eck will continue to beneficially own, control or direct, directly or indirectly, as at the Effective Time, the number of Pan American Shares and Yamana Shares disclosed in publicly available filings as being beneficially owned, controlled or directed, directly or indirectly, by Van Eck.

According to its filings made under applicable Canadian Securities Laws, Van Eck is an investment manager as defined in National Instrument 62-103 – The Early Warning System and Related Take-Over Bid and Insider Reporting Issues by virtue of being (a) registered to provide investment counseling, portfolio management or

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similar advisory services in respect of securities under the Investment Advisers Act of 1940 of the United States of America, as amended, and (b) providing the advisory services referred to above for valuable consideration under a contractual arrangement. Dispositional and voting authority over Pan American Shares is held by Van Eck pursuant to various investment advisory agreements between Van Eck and an ETF Business Unit.

The ETF Business Unit over which Van Eck has investment authority currently hold Pan American Shares for investment purposes only and not for the purpose of influencing control or direction of Pan American. In the ordinary course of business, Van Eck conducts analysis of securities in which it may invest on behalf of the ETF Business Unit. Based on that analysis, it makes buy and sell decisions on a continuous basis on behalf of the ETF Business Unit. Accordingly, depending upon the circumstances, Van Eck may, on behalf of the ETF Business Unit, acquire additional securities or related financial instruments of Pan American or dispose of securities or related financial instruments of Pan American previously acquired.

Material Contracts

For a description of our material contracts, see Schedule F “Information Concerning Pan American” hereto under the section entitled “Material Contracts”.

Risk Factors

For information regarding our risk factors, see the section of this Circular entitled “Risk Factors”.

Auditor, Transfer Agent and Registrar

For information regarding our auditor, transfer agent and registrar, see Schedule F “Information Concerning Pan American” hereto under the section entitled “Auditor, Transfer Agent and Registrar”.

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Information Concerning Pan American

Pan American is engaged in the production and sale of silver, gold and base metals including copper, lead and zinc as well as other related activities, including exploration, extraction, processing, and reclamation. We own and operate silver and gold mines located in Canada, Peru, Mexico, Argentina and Bolivia. We also own the Escobal mine in Guatemala, which is currently on care and maintenance pending completion of an ILO 169 consultation process. In addition, we are exploring new silver deposits and opportunities throughout North and South America. Pan American is listed on the TSX (Symbol: PAAS) and on the Nasdaq (Symbol: PAAS).

For further details concerning Pan American, see “Information Concerning Pan American”, which is attached to this Circular as Schedule F.

Information Concerning Yamana

Yamana is a Canadian-based precious metals producer with significant gold and silver production, development stage properties, exploration properties, and land positions throughout the Americas, including Canada, Brazil, Chile and Argentina. The Yamana Shares currently trade on the TSX under the trading symbol “YRI” and on the NYSE and the LSE under the trading symbol “AUY”.

For further details concerning Yamana, see “Information Concerning Yamana”, which is attached to this Circular as Schedule G.

Interest of Experts

The annual financial statements of Pan American as of and for the years ended December 31, 2021 and 2020 incorporated by reference in this Circular, and the effectiveness of Pan American’s internal control of financial reporting, have been audited by Deloitte LLP, as stated in their reports which are also incorporated by reference in this Circular. Deloitte LLP, as auditor of Pan American, is independent with respect to Pan American within the meaning of the U.S. Securities Act and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (United States) and within the meaning of the rules of professional conduct of the Chartered Professional Accountants of British Columbia.

Each of BMO Capital Markets and National Bank Financial is named as having prepared or certified a report, statement or opinion in this Circular, specifically their respective fairness opinions. As of the date hereof, each of BMO Capital Markets and National Bank Financial, and their respective directors, officers, employees and partners, as applicable, or their respective associates or affiliates, beneficially own, directly or indirectly, less than 1% of the securities of Pan American or any of its associates or affiliates, as applicable, and, except for the fees to be paid to such financial advisors, has not received nor will receive any direct or indirect interests in the property of Pan American or any of its associates or affiliates, nor is expected to be elected, appointed or employed as a director, officer or employee of Pan American or any associate or affiliate thereof.

The scientific and technical information relating to Pan American contained in this Circular, together with any documents incorporated by reference herein, is based on information and reports prepared by or under the supervision of: Martin Wafforn, P. Eng., Christopher Emerson, FAusIMM, Americo Delgado, P.Eng., Alain Mainville, P.Geo., Eric Lachapelle, P.Eng., Dave Felsher, P.Eng., Conrad Huss, P.Eng., Thomas Drielick, P.Eng., Daniel Roth, P.Eng., Paul Tietz, C.P.G., Matthew Blattman, P.Eng., Jack Caldwell, P.Eng., and M3 Engineering & Technology Corporation. Each of the foregoing persons is a qualified person in accordance with NI 43-101.

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To the best of Pan American’s knowledge, as of the date hereof, each of the foregoing persons beneficially own, directly or indirectly, less than 1% of the securities of Pan American or its associates or affiliates, and consent to the inclusion in the Circular, together with any documents incorporated by reference herein with respect to Pan American, of the matters based upon such person’s information and report(s) in the form and context in which it appears.

The scientific and technical information relating to Yamana contained in this Circular, together with the documents incorporated by reference herein, is based on information and reports prepared by or under the supervision of: Guy Gagnon, Eng.; Pascal Lehouiller, P. Geo; Jimmy Avendaño Gonzalez, Registered Member of the Chilean Mining Commission; Marco Velásquez Corrales, Registered Member of the Chilean Mining Commission; Eduardo de Souza Soares, MAusIMM CP (Min); Luiz Carlos Damasceno dos Santos, MAusIMM CP (Geo); Renan Garcia Lopes, MAusIMM CP (Geo); Henry Marsden, P.Geo.; Luis Vasquez, P.Eng.; Carlos Iturralde, P. Eng.; Sébastien Bernier, P. Geo.; Sergio Castro, Registered Member Chilean Mining Commission; Sylvie Lampron, Eng.; Nicole Houle, P.Geo.; and François Bouchard, P.Geo. Each of the foregoing persons is a qualified person in accordance with NI 43-101.

To the best of Pan American’s knowledge, as of the date hereof, each of the foregoing persons beneficially own, directly or indirectly, less than 1% of the securities of Yamana or its associates or affiliates.

Other Matters Which May Come Before The Special Meeting

Management of Pan American knows of no matters to come before the Special Meeting other than as set forth in the Notice of Meeting and as described in this Circular. However, if other matters which are not now known to management on the date hereof should properly come before the Special Meeting or any adjournment or postponement thereof, the accompanying proxy will be voted on such matters in accordance with the best judgment of the persons voting all proxies returned.

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SCHEDULE A

GLOSSARY

In this Circular, unless the subject matter or context is inconsistent therewith, the following terms shall have the meanings set forth below:

“Activation Time” means such time on November 8, 2022 as the Gold Fields Agreement was terminated in accordance with its terms;

“Advance Ruling Certificate” or “ARC” means an advance ruling certificate issued by the Commissioner pursuant to Section 102 of the Competition Act in respect of the transactions contemplated by the Arrangement Agreement including the transactions contemplated by the Conveyance Agreement, such advance ruling certificate having not been modified or withdrawn prior to the Effective Time;

“affiliate” means, in respect of a person, another person if one of them is a Subsidiary of the other or each one of them is controlled, directly or indirectly, by the same person; provided that in no case shall an “affiliate” of Yamana or any of its Subsidiaries include the Yamana Material JV Entities;

“Agnico” means Agnico Eagle Mines Limited, a corporation existing under the Laws of Ontario;

“Agnico Board” means the board of directors of Agnico as the same is constituted from time to time;

“Agnico Material Adverse Effect” means a Material Adverse Effect in relation to Agnico;

“Agnico Payment Shares” means the aggregate number of whole Agnico Shares to be delivered to Yamana Shareholders in accordance with the Plan of Arrangement;

“Agnico Share Consideration” means 0.0376 of an Agnico Share for each Yamana Share (other than a Dissent Share), subject to any adjustment as contemplated by the Arrangement Agreement;

“Agnico Share Value” means $42.30, subject to any adjustment as contemplated by the Arrangement Agreement;

“Agnico Shareholders” means the holders of Agnico Shares;

“Agnico Shares” means the common shares in the authorized share capital of Agnico;

“AISC” means all-in sustaining cost;

“Arrangement” means the arrangement of Yamana under Section 192 of the CBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the terms of the Arrangement Agreement and the Plan of Arrangement or made at the direction of the Court in the Interim Order or Final Order with the consent of Pan American and Yamana, each acting reasonably;

“Arrangement Agreement” means the arrangement agreement dated November 4, 2022, among Pan American, Agnico and Yamana made effective as of the Activation Time, including all schedules annexed thereto, and as the same may be amended, amended and restated, or supplemented or otherwise modified from time to time in accordance with the terms thereof prior to the Effective Date;

“Arrangement Resolution” means the special resolution of Yamana Shareholders approving the Arrangement which is to be considered at the Yamana Meeting substantially in the form of Schedule B to the Arrangement Agreement;

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“Asset Sale” has the meaning given to it in the Conveyance Agreement;

“Authorizations” means, with respect to any person, any authorization, order, permit, approval, grant, licence, registration, consent, right (including any prospecting or mining right), notification, condition, franchise, privilege, certificate, judgment, writ, injunction, award, determination, direction, decision, decree, by-law, rule or regulation, of, from or required by any Governmental Entity having jurisdiction over the person;

“Binding Offer” means the unsolicited binding offer delivered to Yamana by Pan American and Agnico on November 3, 2022;

“BLG” means Borden Ladner Gervais LLP;

“BMO” and “BMO Capital Markets” means BMO Nesbitt Burns Inc.;

“BMO Capital Markets Fairness Opinion” means the fairness opinion of BMO Capital Markets provided to Pan American in connection with the Arrangement, as set out in full at Schedule D to this Circular;

“Broadridge” means Broadridge Financial Solutions Inc.;

“Business Day” means any day, other than a Saturday, a Sunday or a statutory or civic holiday in the Provinces of Ontario or British Columbia or the State of New York;

“Canadian Assets” has the meaning ascribed thereto under the heading “The Arrangement Agreement – Conveyance Agreement”;

“Canadian Liabilities” has the meaning ascribed thereto under the heading “The Arrangement Agreement – Conveyance Agreement”;

“Canadian Securities Laws” means the Securities Act, together with all other applicable securities Laws, rules and regulations and published policies thereunder or under the securities Laws of any other province or territory of Canada;

“Canadian Subsidiaries” and “Canadian Subsidiary” have the meanings ascribed thereto under the heading “The Arrangement Agreement – Conveyance Agreement”

“Cash Consideration” means $1.0406 for each Yamana Share (other than a Dissent Share), subject to any adjustment in accordance with the Arrangement Agreement;

“CBCA” means the Canada Business Corporations Act, as amended, including the regulations promulgated thereunder;

“CDS” means CDS Clearing and Depository Services Inc. or its nominee, which as of the date hereof is CDS & Co.;

“Certificate of Arrangement” means the certificate giving effect to the Arrangement issued by the Director pursuant to Section 192(7) of the CBCA;

“Change of Control” means the occurrence of any one of the following: (a) the direct or indirect sale, transfer, conveyance, lease or other disposition (other than by way of consolidation, amalgamation or merger), in one transaction or a series of related transactions, of all or substantially all of the property and assets of Pan American and its Subsidiaries, taken as a whole, to any person or group of persons acting jointly or in concert for the purposes of such transaction (other than to Pan American and its Subsidiaries); (b) the consummation of any transaction including, without limitation, any consolidation, amalgamation, business combination, merger or issue of voting shares or other similar transaction, the result of which is that any person or group of persons acting

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jointly or in concert for purposes of such transaction (other than Pan American and its Subsidiaries) becomes the beneficial owner, directly or indirectly, of more than 50% of the voting shares of Pan American, measured by voting power rather than number of shares (but will not include the creation of a holding company or similar transaction that does not involve a change in the beneficial ownership of Pan American); or (c) a change in 50% or more of Pan American’s Board, resulting from the election or removal of directors at an annual meeting or special meeting of holders of Pan American Shares, or from a series of resignations and appointments of directors at a Pan American Board meeting, or from a combination thereof;

“CIM” means the Canadian Institute of Mining;

“Circular” means this management information circular dated December 20, 2022, including all schedules, appendices and exhibits hereto, and information incorporated by reference herein, sent by Pan American to Pan American Shareholders in connection with the Pan American Meeting, as amended, supplemented or otherwise modified from time to time;

“Commission” means the Mexican Federal Economic Competition Commission (Comisión Federal de Competencia Económica);

“Commissioner” means the Commissioner of Competition appointed under the Competition Act and includes any person designated by the Commissioner to act on his behalf;

“Competition Act” means the Competition Act (Canada), and includes the regulations made thereunder;

“Competition Act Approval” means, in connection with the transactions contemplated by the Arrangement Agreement, including the transactions contemplated by the Conveyance Agreement, either (a) the applicable waiting period under subsection 123(1) of the Competition Act shall have expired or been terminated in accordance with subsection 123(2) of the Competition Act or the obligation to provide a pre-merger notification in accordance with Part IX of the Competition Act shall have been waived in accordance with subsection 113(c) of the Competition Act, and the Commissioner shall have issued a No Action Letter; or (b) the Commissioner shall have issued an Advance Ruling Certificate;

“Computershare” means Computershare Investor Services Inc., in its capacity as transfer agent of Pan American;

“Confidentiality Agreement” means the tripartite confidentiality agreement among Pan American, Agnico and Yamana dated October 24, 2022;

“Consideration” means the consideration to be received by the Yamana Shareholders (other than Dissenting Shareholders) for each Yamana Share consisting of the Agnico Share Consideration, Pan American Share Consideration and Cash Consideration, subject to rounding in accordance with the Plan of Arrangement, all in accordance with the Plan of Arrangement;

“Consideration Shares” means the Pan American Share Consideration and Agnico Share Consideration to be issued pursuant to the Arrangement;

“Contract” means any contract, agreement, license, franchise, lease, arrangement, commitment, understanding, joint venture, partnership or other right or obligation (written or oral) to which a Party or any of its Subsidiaries is a party or by which it or any of its Subsidiaries is bound or to which any of their respective properties or assets is subject;

“Conveyance Agreement” means the agreement between Yamana and Agnico to effect the sale, transfer and assumption, as applicable, of Canadian Assets and Canadian Liabilities from Yamana to Agnico;

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“Cooperation Agreement” means the agreement between Pan American and Agnico, which provided for certain additional agreements between those parties in respect of the Arrangement and the transactions contemplated under the Arrangement Agreement;

“Court” means Ontario Superior Court of Justice (Commercial List);

“COVID-19” means the coronavirus disease 2019 (commonly referred to as COVID-19), caused by the severe acute respiratory syndrome coronavirus 2 (SARS-CoV-2) and/or any other virus or disease developing from or arising as a result of SARS-CoV-2 and/or COVID-19;

“COVID-19 Measures” means commercially reasonable measures undertaken by Pan American or Yamana or any of their respective Subsidiaries to comply with any quarantine, “shelter in place”, “stay at home”, workforce reduction, social distancing, curfew, shut down, closure, sequester, travel restrictions or any other applicable Laws, or any other similar directives, guidelines or recommendations issued by any Governmental Entity in connection with or in response to COVID-19;

“COVID-19 Subsidy” means the Canada Emergency Rent Subsidy, the Canada Emergency Wage Subsidy, and any other COVID-19 related direct or indirect wage, rent or other subsidy or loan offered by a federal, provincial, territorial, state, local or foreign Governmental Entity;

“CVR” means a contingent value right;

“Davies” means Davies Ward Phillips & Vineberg LLP;

“Depositary” means Computershare Investor Services Inc., in its capacity as depositary under the Arrangement;

“Director” means the Director appointed pursuant to Section 260 of the CBCA;

“Dissent Amount” means $2.5947 multiplied by the number of Dissent Shares transferred to Yamana in accordance with the Plan of Arrangement, rounded down to the nearest cent, subject to any adjustment as contemplated by the Arrangement Agreement;

“Dissent and RSU Loan” means the amount lent from Pan American to Yamana on a non-interest bearing demand basis equal to the Dissent and RSU Loan Amount;

“Dissent and RSU Loan Amount” means an amount equal to the sum of: (a) the amount to be paid in respect of all Yamana RSUs that are outstanding at the Effective Time in accordance with the Plan of Arrangement; and (b) the amount to be paid to Dissenting Shareholders in accordance with the Plan of Arrangement minus the Dissent Amount, subject to any adjustment as contemplated by the Arrangement Agreement;

“Dissent Rights” means the rights of dissent exercisable by registered Yamana Shareholders in respect of the Arrangement described in the Plan of Arrangement;

“Dissenting Shareholder” means a registered Yamana Shareholder who has validly exercised a Dissent Right and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, but only in respect of Yamana Shares in respect of which Dissent Rights are validly exercised by such Yamana Shareholder;

“Dissent Shares” means the Yamana Shares held by a Dissenting Shareholder and in respect of which the Dissenting Shareholder has validly exercised Dissent Rights;

“EDGAR” means the Electronic Data Gathering and Retrieval system of the SEC;

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“Effective Date” means the date upon which the Arrangement becomes effective, as set out in the Arrangement Agreement, which will be shown in the Certificate of Arrangement;

“Effective Time” means 12:01 a.m. (Eastern time) on the Effective Date or such other time as Pan American, Agnico and Yamana may agree upon in writing;

“ESG” means Environmental, Social, and Governance;

“ESTMA” means Extractive Sector Transparency Measure Act;

“ETF Business Unit” has the meaning ascribed thereto under the heading “About the Special Meeting – Interest of Insiders in Material Transactions”;

“FCA” means the Financial Conduct Authority of the United Kingdom, in its capacity as the competent authority for the purposes of Part VI of FSMA and the FSA;

“Final Binding Offer” means the amended and restated binding offer delivered to Yamana by Pan American and Agnico on November 4, 2022;

“Final Order” means the final order of the Court pursuant to Section 192 of the CBCA, in form and substance acceptable to Pan American, Agnico and Yamana, each acting reasonably, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement, approving the Arrangement, as such order may be amended, modified, supplemented or varied by the Court (with the consent of Pan American, Agnico and Yamana, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal (provided that any such affirmation, amendment, modification, supplement or variation is acceptable to Pan American, Agnico and Yamana, each acting reasonably) on appeal;

“Final Proscription Date” means the date that is six years after the Effective Date;

“First Preference Shares” means the first preference shares in the authorized share capital of Yamana;

“Fitch” means Fitch Ratings, Inc.;

“Former Pan American Shareholders” means the Pan American Shareholders immediately prior to the Effective Time;

“Former Yamana Shareholders” means the Yamana Shareholders immediately prior to the Effective Time;

“Fractional Share Amount” means the cash paid to Yamana Shareholders in lieu of fractional Agnico Shares in accordance with the Plan of Arrangement;

“FSA” means the UK Financial Services Act 2012, as amended from time to time;

“FSMA” means the Financial Services and Markets Act 2000, as amended from time to time;

“g/t” means grams per tonne;

“GAAP” means, generally accepted accounting principles;

“GenCap” means GenCap Mining Advisory Ltd.;

“GEO” means gold equivalent ounces;

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“Glencore” means Glencore International AG;

“Gold Fields” means Gold Fields Limited, a public company registered in accordance with the Laws of South Africa;

“Gold Fields Agreement” means the arrangement agreement between Yamana and Gold Fields dated May 31, 2022;

“Governmental Entity” means: (a) any multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental public department, central bank, court, tribunal, arbitral body, commission, board, ministry, bureau or agency, domestic or foreign; (b) any stock exchange, including the TSX, NYSE, LSE and Nasdaq; (c) any subdivision, agent, commission, board or authority of any of the foregoing; or (d) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, anti-trust/competition, foreign investment, expropriation or taxing authority under or for the account of any of the foregoing;

“IFRS” means generally accepted accounting principles in Canada from time to time including, for the avoidance of doubt, the standards prescribed in Part I of the CPA Canada Handbook – Accounting (International Financial Reporting Standards as issued by the International Accounting Standards Board) as the same may be amended, supplemented or replaced from time to time;

“Indenture” has the meaning given to it under the heading “Risk Factors – Risk Factors Relating to the Arrangement”;

“Interim Order” means the interim order made after the application to the Court pursuant to Section 192 of the CBCA in form and substance acceptable to Pan American, Agnico and Yamana, each acting reasonably, providing for, among other things, the calling and holding of the Yamana Meeting, as the same may be amended, affirmed, modified, supplemented or varied by the Court with the consent of Pan American, Agnico and Yamana, each acting reasonably;

“IT” means information technology;

“Key Regulatory Approvals” means the Competition Act Approval and the Mexican Competition Law Approval;

“Law” or “Laws” means all laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgments, injunctions, determinations, awards, decrees or other legally binding requirements, whether domestic or foreign, and the terms and conditions of any Authorization of or from any Governmental Entity, and, for greater certainty, includes Canadian Securities Laws, U.S. Securities Laws and UK Securities Laws and the term “applicable” with respect to such Laws and in a context that refers to one or more persons, means such Laws as are applicable to such persons or its business, undertaking, assets, property or securities and emanate from a persons having jurisdiction over the person or persons or its or their business, undertaking, assets, property or securities;

“Letter of Transmittal” means the letter of transmittal, in a form reasonably satisfactory to Pan American and Agnico, to be delivered by Yamana to registered Yamana Shareholders providing for the delivery of the Yamana Shares to the Depositary and for the payment of the Consideration;

“Liens” means any hypothecs, mortgages, pledges, assignments, liens, charges, security interests, statutory or deemed trusts, encumbrances and adverse rights or claims, other third party interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

“LOM” means life-of-mine;

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“LSE” means the London Stock Exchange plc;

“Matching Right” means Gold Fields five business day matching period to consider amending the terms of the Gold Fields Agreement in order for the Final Binding Offer to cease to be a Yamana Superior Proposal;

“Material Adverse Effect” means, in relation to a Party, any event, change, occurrence, effect or state of facts that, individually or in the aggregate with other events, changes, occurrences, effects or states of facts is, or would reasonably be expected to be, material and adverse to the business, results of operations or financial condition of such Party and its Subsidiaries taken as a whole; provided that no event, change, occurrence, effect or state of facts shall be deemed to constitute, nor shall any of the foregoing be taken into account in determining whether there has been a Material Adverse Effect, to the extent that such event, change, occurrence, effect or state of facts results from or arises out of:

(a)	any change or development generally affecting the gold mining, silver mining or copper mining industries;

(b)

any change or development in political conditions in Canada, the United States or other states or countries in which such Party has material operations or globally (including any act of terrorism or sabotage or any outbreak of hostilities or war or any escalation or worsening thereof) or any natural disaster;

(c)

any change in general economic, business or regulatory conditions or in financial, credit, currency or securities markets in Canada, the United States or other states or countries in which such Party has material operations or globally;

(d)	any change (on a current or forward basis) in the price of gold, silver or copper;

(e)

any adoption, proposed implementation or change in applicable Law or any interpretation or application (or non-application) thereof by any Governmental Entity, or that result from any action taken for the purpose of complying with any of the foregoing;

(f)

any change in IFRS or changes in applicable regulatory accounting requirements applicable to the industries in which it conducts business, or that result from any action taken for the purpose of complying with any of the foregoing;

(g)

the commencement or continuation of any epidemic, pandemic (including COVID-19) or other outbreak of illness or public health event, including the escalation or worsening thereof, and including any measures introduced by any Governmental Entity to address such epidemic, pandemic or other outbreak or public health event;

(h)

the execution, announcement or performance of the Arrangement Agreement or the consummation of the transactions contemplated herein (provided that this clause shall not apply to any representation or warranty in the Arrangement Agreement to the extent the purpose of such representation or warranty is to expressly address the consequences resulting from the execution and delivery of the Arrangement Agreement or the consummation of the transactions contemplated herein);

(i)	compliance with the terms of, or the taking of any actions or omission to take any action expressly required by, the Arrangement Agreement;

(j)	any actions taken (or omitted to be taken) which Pan American, Agnico or Yamana, as applicable, has requested or consented to in writing;

(k)

any failure by a Party to meet any analysts’ estimates or expectations in respect of revenue, earnings or other financial performance or results of operations for any period, or any failure by such Party or any of its Subsidiaries to meet any internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations (it being understood that the causes, facts or occurrences giving rise to or contributing to such failures may, if not otherwise excluded from the definition of Material Adverse Effect, constitute, or be taken into account in determining whether there has been or will be, a Material Adverse Effect);

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(l)

any proceedings made or brought by any of the current or former shareholders of such Party (on their own behalf or on behalf of such Party) against any Party or any of their directors or officers, arising out of the Arrangement Agreement or the transactions contemplated hereby; or

(m)

any change in the market price or trading volume of any securities of such Party (it being understood, without limiting the applicability of paragraphs (a) through (l), that the causes underlying such changes in market price or trading volume may, if not otherwise excluded from the definition of Material Adverse Effect, be taken into account in determining whether a Material Adverse Effect has occurred);

provided, however, that: (i) to the extent such effects directly or indirectly resulting from, arising out of, attributable to or related to the matters described in the foregoing clauses (a), (b), (c), (d), (e), (f) or (g) disproportionately adversely affect such person and its Subsidiaries, taken as a whole, as compared to other companies operating in the industry in which such Party operates; and (ii) references in the Arrangement Agreement to dollar amounts are not intended to be and shall not be deemed to be illustrative or interpretative for purposes of determining whether a Material Adverse Effect has occurred;

“material fact” and “material change” have the meanings ascribed thereto in the Securities Act;

“MD&A” means management’s discussion and analysis;

“Mexican Competition Law Approval” means the approval, clearance, expiration or termination of a waiting period pursuant to which the transactions contemplated by the Arrangement Agreement, including the transactions contemplated by the Conveyance Agreement, would be deemed to be approved by the Commission, under any Law of Mexico that is designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or otherwise governing antitrust matters;

“mineral reserves” has the meanings ascribed to it by the Canadian Institute of Mining, Metallurgy and Petroleum, as the CIM Definition Standards on Mineral Resources and Mineral Reserves adopted by CIM Council, as amended;

“mineral resources” has the meanings ascribed to it by the Canadian Institute of Mining, Metallurgy and Petroleum, as the CIM Definition Standards on Mineral Resources and Mineral Reserves adopted by CIM Council, as amended;

“Moody’s” means Moody’s Investors Service, Inc.;

“Morrow Sodali” means Morrow Sodali (Canada) Ltd., the proxy solicitation agent for the Special Meeting;

“Mt” means million tonnes;

“Nasdaq” means Nasdaq Inc.;

“National Bank Financial” means National Bank Financial, Inc.;

“National Bank Financial Fairness Opinion” means the fairness opinion of National Bank Financial provided to the Pan American Board in connection with the Arrangement, as set out in full at Schedule E to this Circular;

“Newmont” means Newmont Corporation;

“NGO” means non-governmental organization;

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects;

“NI 52-110” means National Instrument 52-110 – Audit Committees;

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“No Action Letter” means written confirmation from the Commissioner that he does not, at that time, intend to make an application under Section 92 of the Competition Act in respect of any of the transactions contemplated by the Arrangement Agreement, including the transactions contemplated by the Conveyance Agreement, such written confirmation having not been modified or withdrawn prior to the Effective Time;

“Non-Binding Proposal” means the non-binding acquisition proposal delivered to Yamana by Pan American and Agnico on October 21, 2022;

“Norton Rose” means Norton Rose Fulbright Canada LLP;

“Notice of Meeting” means the Notice of Special Meeting which accompanies this Circular;

“Notifiable Transaction” has the meaning ascribed thereto under the heading “Approvals – Competition Act Approval”;

“Notification” has the meaning ascribed thereto under the heading “Approvals – Competition Act Approval”;

“NYSE” means the New York Stock Exchange LLC;

“Order” means all judicial, arbitral, administrative, ministerial, departmental or regulatory judgments, injunctions, orders, decisions, rulings, determinations, awards, or decrees of any Governmental Entity (in each case, whether temporary, preliminary or permanent);

“Outside Date” means April 30, 2023, or such later date as may be agreed to in writing by Pan American, Agnico and Yamana, provided that, if the Effective Date has not occurred by April 30, 2023 as a result of the failure to obtain all of the Key Regulatory Approvals, then any Party may elect by notice in writing delivered to the other Party by no later than 5:00 p.m. (Eastern time) on a date that is on or prior to such date or, in the case of subsequent extensions, the date that is on or prior to the Outside Date, as previously extended, to extend the Outside Date from time to time by a specified period of not less than five days and not more than 15 days, provided that in aggregate such extensions shall not exceed 60 days from April 30, 2023; provided further that, notwithstanding the foregoing, a Party shall not be permitted to extend the Outside Date if the failure to satisfy any such condition is primarily the result of the breach by such Party of its representations and warranties set forth in the Arrangement Agreement or such Party’s failure to comply with its covenants therein;

“Pan American” or “us” or “we” or “our” or the “Company” means Pan American Silver Corp., a corporation existing under the provincial Laws of British Columbia;

“Pan American Acquisition Proposal” means, other than the transactions contemplated by the Arrangement Agreement, and other than any transaction involving only Pan American and/or one or more of its wholly-owned Subsidiaries, any offer, proposal, expression of interest or inquiry from, or public announcement of intention by, any person or group (as defined in Section 13(d) of the U.S. Exchange Act) of persons (other than Yamana or any affiliate of Yamana), whether or not in writing and whether or not delivered to Pan American Shareholders, relating to: (a) any acquisition or purchase (or any lease, joint venture or any other arrangement having the same economic effect as an acquisition or purchase), direct or indirect, through one or more transactions, of (i) the assets of Pan American and/or one or more of its Subsidiaries that, individually or in the aggregate, constitute 20% or more of the consolidated assets of Pan American and its Subsidiaries, taken as a whole, or which contribute 20% or more of the consolidated revenue of Pan American and its Subsidiaries, taken as a whole (in each case, determined based upon the most recent publicly available consolidated financial statements of Pan American), or (ii) 20% or more of any voting or equity securities of Pan American or 20% or more of any voting or equity securities of any one or more of Pan American’s Subsidiaries that, individually or in the aggregate, contribute 20% or more of the consolidated revenues or constitute 20% or more of the consolidated assets of Pan American and its Subsidiaries, taken as a whole (in each case, determined based upon the most recent publicly available

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consolidated financial statements of Pan American); (b) any direct or indirect take-over bid, tender offer, exchange offer, treasury issuance or other transaction that, if consummated, would result in such person or group (as defined in Section 13(d) of the U.S. Exchange Act) of persons beneficially owning 20% or more of any class of voting or equity securities (and/or securities convertible into, or exchangeable or exercisable for voting or equity securities) of Pan American; (c) a plan or scheme of arrangement, merger, amalgamation, consolidation, share exchange, share reclassification, business combination, reorganization, recapitalization, liquidation, dissolution, winding up or other similar transaction or series of transactions involving Pan American or any of its Subsidiaries that, individually or in the aggregate, constitute 20% or more of the consolidated assets of Pan American and its Subsidiaries, taken as a whole, or which contribute 20% or more of the consolidated revenue of Pan American and its Subsidiaries, taken as a whole (in each case, determined based upon the most recent publicly available consolidated financial statements of Pan American); or (d) any other transaction, the consummation of which would reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by the Arrangement Agreement or the Arrangement;

“Pan American Annual Information Form” means the annual information form of Pan American dated February 23, 2022;

“Pan American Articles” mean the articles of Pan American;

“Pan American Assets” means all of the assets, properties, permits, rights or other privileges (whether contractual or otherwise) owned, leased or otherwise used or held by Pan American and its Subsidiaries;

“Pan American Board” or “Board” means the board of directors of Pan American as the same is constituted from time to time;

“Pan American Board Appointees” means the three directors of Yamana identified by the Nominating and Governance Committee of the Pan American Board to be appointed to join the current members of the Pan American Board promptly following the Effective Time; provided that all three individuals are: (i) members of the Yamana Board as of the date of this Agreement; (ii) eligible to be directors of Pan American pursuant to applicable Laws; and (iii) “independent” with respect to both Yamana and Pan American, as such term is defined in Section 1.4 of NI 52-110;

“Pan American Board Recommendation” means the recommendation made by the Pan American Board, after consultation with its financial and legal advisors, having determined unanimously that the Plan of Arrangement is fair to the Pan American Shareholders and is in the best interests of Pan American and has resolved unanimously to recommend to the Pan American Shareholders that they vote “FOR” the Pan American Resolution;

“Pan American Change in Recommendation” means where Pan American or any of its Subsidiaries or their respective directors, officers and employees either (A) (1) fails to make, or withdraws, amends, modifies or qualifies, in a manner adverse to Yamana or fails to publicly reaffirm (without qualification) the Pan American Board Recommendation within five Business Days (and in any case prior to the third Business Day prior to the date of the Pan American Meeting) after having been requested in writing by Yamana to do so (acting reasonably), or (2) accepts, approves, endorses or recommends a Pan American Acquisition Proposal (or publicly proposes to do so), or (3) takes no position or a neutral position with respect to a Pan American Acquisition Proposal for more than five Business Days (or beyond the third Business Day prior to the date of the Pan American Meeting, if such date is sooner) after the public announcement of such Pan American Acquisition Proposal; or (B) resolves or proposes to take any of the foregoing actions;

“Pan American Expense Reimbursement” means the expense reimbursement payment from Pan American to Yamana of $40 million if the Arrangement Agreement is terminated in certain circumstances set out in the Arrangement Agreement;

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“Pan American Material Adverse Effect” means a Material Adverse Effect in relation to Pan American;

“Pan American Options” means options to purchase Pan American Shares;

“Pan American Resigning Appointee” means the existing member of the Pan American Board who will resign to facilitate the appointment of the Pan American Board Appointees to the Pan American Board promptly following the Effective Time;

“Pan American Resolution” means the Share Issuance Resolution;

“Pan American Share Consideration” means 0.1598 of a Pan American Share for each Yamana Share (other than a Dissent Share), subject to any adjustment in accordance with the Arrangement Agreement;

“Pan American Share Value” means $15.45, subject to any adjustment in accordance with the Arrangement Agreement;

“Pan American Shareholder Approval” means the approval by the Pan American Shareholders by ordinary resolution of the Share Issuance Resolution at the Special Meeting;

“Pan American Shareholders” or “our shareholders” means the holders of Pan American Shares;

“Pan American Shares” means the common shares without par value in the authorized share capital of Pan American;

“Pan American Superior Proposal” means an unsolicited bona fide written Pan American Acquisition Proposal from a person or persons who is or are, as at the date of the Arrangement Agreement, a party that deals at arm’s length with Pan American, that complies with Securities Laws and is not obtained in violation of the Arrangement Agreement or any agreement between the person making such Pan American Acquisition Proposal and Pan American, to acquire 100% of the outstanding Pan American Shares (other than Pan American Shares beneficially owned by the person or persons making such Pan American Acquisition Proposal) or all or substantially all of the assets of Pan American and its Subsidiaries on a consolidated basis made after the date of the Arrangement Agreement: (a) that is not subject to any financing condition and in respect of which adequate arrangements have been made to ensure that the required funds will be available to effect payment in full; (b) that is not subject to a due diligence and/or access condition; (c) that is reasonably capable of being consummated without undue delay, taking into account all legal, financial, regulatory and other aspects of such Pan American Acquisition Proposal and the person making such Pan American Acquisition Proposal; and (d) in respect of which the Pan American Board determines in good faith, after consultation with its outside financial and legal advisors, and after taking into account all the terms and conditions of such Pan American Acquisition Proposal and all factors and matters considered appropriate in good faith by the Pan American Board, would, if consummated in accordance with its terms (but not assuming away any risk of non- completion), result in a transaction that is more favourable, from a financial point of view, to the Pan American Shareholders than the Arrangement (including any adjustment to the terms and conditions of the Arrangement proposed by Yamana pursuant to the Arrangement Agreement);

“Pan American Support Agreements” means the voting and support agreements entered into at the Activation Time (including all amendments thereto) between Yamana and the Pan American Supporting Shareholders setting forth the terms and conditions upon which they agree to vote their Pan American Shares in favour of the Pan American Resolution;

“Pan American Supporting Shareholders” means all of the directors and senior officers of Pan American that have entered into Pan American Support Agreements;

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“Pan American Termination Fee” means the termination fee in the amount of $375 million payable to Yamana if the Arrangement Agreement is terminated under certain circumstances more particularly described under the heading “The Arrangement Agreement – Termination fees payable by Yamana and by Pan American and Agnico”;

“Pan American Termination Payment” means the payment of the Pan American Termination Fee to Yamana;

“Parties” means, collectively, Pan American, Agnico and Yamana, and “Party” means any one of them, as the context requires;

“Permitted Liens” means any one or more of the following Liens:

(a)

Liens or deposits for Taxes which are not due or delinquent or which are being contested in good faith by appropriate proceedings; provided that the applicable Governmental Entities are prevented from taking collection action during the valid contest of such amounts;

(b)

the Lien of any judgment or award rendered or the Lien of any claim filed which is being contested in good faith by appropriate proceedings and as to which reserves are being maintained in accordance with generally accepted accounting principles;

(c)

Liens and charges incidental to construction or current operations including, without limitation, carrier’s, warehousemen’s, mechanics’, materialmen’s, repairmen’s, contractors’, workers’, suppliers’, subcontractors’, construction and other like Liens arising by operation of applicable Law, which have not at such time been filed pursuant to Law or which relate to obligations not due or delinquent or the validity of which are being contested in good faith by appropriate proceedings and as to which reserves are being maintained in accordance with generally accepted accounting principles;

(d)

municipal by-laws, regulations, ordinances, zoning Laws, building or land use restrictions and other limitations as to the use of real property imposed by any Governmental Entity having jurisdiction over real property;

(e)

customary rights of general application reserved to or vested in any Governmental Entity to control or regulate any interest in the facilities or properties in or on which the Party or any of its Subsidiaries conduct their business; provided that such Liens, encumbrances, exceptions, agreements, restrictions, limitations, contracts and rights: (i) were not incurred in connection with any indebtedness; and (ii) do not or would not reasonably be expected to, individually or in the aggregate, have a material adverse effect on the value or materially impair or add material cost to the use of the subject property;

(f)

Liens incurred, created and granted in the ordinary course of business to a utility, municipality or Governmental Entity in connection with operations conducted with respect to, in the case of Pan American or any of its Subsidiaries, the Pan American Assets and, in the case of Yamana or any of its Subsidiaries, the Yamana Assets; provided that such Liens are not filed or registered against title or relate to costs and expenses for which payment is not due or delinquent;

(g)

any minor encroachments by any structure located on, in the case of Pan American or any of its Subsidiaries, the Pan American Assets and, in the case of Yamana or any of its Subsidiaries, the Yamana Assets, onto any adjoining lands and any minor encroachment by any structure located on adjoining lands onto such assets; provided that such Liens do not materially adversely affect the use or value of such assets or otherwise materially impair business operations at the affected properties;

(h)

easements, rights of way, restrictions, restrictive covenants, servitudes and similar rights in land including rights of way and servitudes for highways and other roads, railways, sewers, drains, gas and oil pipelines, gas and water mains, electric light, power, telephone, telegraph or cable television conduits, poles, wires

SPECIAL MEETING OF SHAREHOLDERS

and cables; provided that they: (i) have been complied with in all material respects and do not materially adversely impact the use or value of such property; and (ii) arise in the ordinary course of business;

(i)

any reservations, exceptions, limitations, provisos and conditions contained in the original grant or patent from any Governmental Entity (including the reservation of any mines and minerals in a Governmental Entity or in any other person), as same may be varied by statute, together with any Liens arising from or as a result of any alleged defects or irregularities in the initial grant from the Governmental Entity; provided that they do not materially affect the use or value of the property subject thereto;

(j)

any Liens, other than those described above, that are: (i) registered, as of the date of the Arrangement Agreement against title to real property in the applicable land registry offices; or (ii) registered, as of the date of the Arrangement Agreement, against a Party, any of its Subsidiaries or their respective assets, in a public personal property registry or similar registry systems;

(k)

any conditions and covenants imposed by such mining legislation and regulation as may be applicable to, in the case of Pan American or any of its Subsidiaries, the Pan American Assets and, in the case of Yamana or any of its Subsidiaries, the Yamana Assets; provided the same are complied with in all material respects;

(l)

statutory Liens incurred or pledges or deposits made in the ordinary course of business to secure the performance of obligations of any Party under environmental Laws to which any assets of such Party are subject;

(m)

undetermined or inchoate Liens and charges arising under Law which have not at the time been filed or registered in accordance with Law or for which written notice has not been duly given in accordance with Law or which, although filed or registered, relate to obligations not due or delinquent, including without limitation statutory Liens incurred, or pledges or deposits made, under applicable worker’s compensation, employment insurance and other social security legislation;

(n)	customary rights of set-off or combination of accounts with respect to ordinary course of business hedge arrangements, deposits and/or accounts;

(o)

Liens on concentrates, minerals or the proceeds of sale of such concentrates or minerals arising or granted pursuant to a processing arrangement, in each case, entered into in the ordinary course of business and upon usual and arm’s length market terms, securing the payment of the applicable Party’s portion of the fees, costs and expenses attributable to the processing of such concentrates or minerals under any such processing arrangement; provided that: (i) such Liens relate to obligations which are at such time not past due or the validity of which are being contested in good faith by appropriate proceedings; and (ii) reserves are being maintained in accordance with IFRS against such Liens; and

(p)

Liens securing capital lease obligations, and indebtedness assumed as part of, or issued or incurred to pay or provide funds to pay, all or a part of the purchase price of any equipment hereafter or previously acquired (for the avoidance of doubt such Liens shall only be permitted on the assets financed pursuant to the foregoing);

“person” includes an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

“Plan of Arrangement” means the plan of arrangement of Yamana, substantially in the form set out at Schedule A to the Arrangement Agreement, and any amendments or variations thereto made in accordance with the Arrangement Agreement and the Plan of Arrangement or upon the direction of the Court in the Final Order;

SPECIAL MEETING OF SHAREHOLDERS

“Pre-Acquisition Reorganization” means such reorganizations of Yamana’s corporate structure, capital structure, business, operations and assets or such other transactions as Pan American and Agnico may request prior to the Effective Date, acting reasonably;

“Purchase Price” means the aggregate of the following amounts: (i) the product of the Cash Consideration multiplied by the number of Yamana Shares (other than Dissent Shares); plus (ii) the product of the Agnico Share Value multiplied by the number of Agnico Payment Shares; plus (iii) the Fractional Share Amount; plus (iv) the Dissent Amount; plus (v) the amount of the Canadian Liabilities;

“Record Date” means the close of business on December 14, 2022;

“Regulatory Approvals” means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities required in relation to the consummation of the transactions contemplated by the Arrangement Agreement, including the transactions contemplated by the Conveyance Agreement, and including the Key Regulatory Approvals;

“Remaining Affiliate” means affiliates of Yamana, other than the Canadian Subsidiaries;

“Representatives” means, with respect to any person, such person’s officers, directors, employees and other representatives acting on its behalf, including any financial advisors, attorneys and accountants;

“Response Period” has the meaning attributed thereto under the heading “Transaction Agreements – Arrangement Agreement – Non-Solicitation Covenants”;

“Restricted Asset” means each Canadian Asset that requires a third-party consent to be transferred or assigned to Agnico from Yamana, and for which such third-party consent has not been received;

“S&P” means Standard & Poor’s Rating Services;

“Scotiabank” has the meaning ascribed thereto under the heading “Schedule G – Information Concerning Yamana – Interest of Experts”;

“SEC” means the United States Securities and Exchange Commission;

“Securities Act” means the Securities Act (Ontario) and the rules, regulations and published policies made thereunder, as now in effect and as they may be promulgated or amended from time to time;

“Securities Laws” means collectively, Canadian Securities Laws, U.S. Securities Laws and UK Securities Laws;

“SEDAR” means the System for Electronic Document Analysis and Retrieval;

“Senior Notes” means Yamana’s $500 million aggregate principal amount of 2.63% senior notes due August 2031 and $300 million aggregate principal amount of 4.625% senior notes due December 2027;

“Share Issuance Resolution” means an ordinary resolution of Pan American Shareholders approving the issuance of the Pan American Share Consideration at the Special Meeting, in accordance with the policies of the TSX and Nasdaq, the full text of which is attached as Schedule B to this Circular;

“Special Meeting” or “Pan American Meeting” means the special meeting of Pan American Shareholders to be held on January 31, 2023, including any adjournment or postponement thereof to be called for the purpose of obtaining Pan American Shareholder Approval;

SPECIAL MEETING OF SHAREHOLDERS

“Statutory Plans” means statutory benefit plans which a Party and any of its Subsidiaries are required to participate in or comply with, including any benefit plan administered by any federal or provincial government and any benefit plans administered pursuant to applicable health, tax, workplace safety insurance, and employment insurance legislation;

“Subsidiary” means a person that is controlled directly or indirectly by another person and includes a Subsidiary of that Subsidiary;

“Take-Over Bid” means “take-over bid” within the meaning of National Instrument 62-104 – Take-Over Bids and Issuer Bids;

“Tax” or “Taxes” means any taxes, duties, fees, premiums, assessments, imposts, levies, expansion fees and other charges of any kind whatsoever imposed by any Governmental Entity, including all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity in respect thereof, and including, but not limited to, those levied on, or measured by, or referred to as, income, gross receipts, profits, windfall, royalty, capital, transfer, land transfer, sales, goods and services, harmonized sales, use, value-added, excise, stamp, withholding, business, franchising, property, development, occupancy, employer health, payroll, employment, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, countervail and anti-dumping, all licence, franchise and registration fees, any special COVID-19 tax relief (including, for greater certainty, any COVID-19 Subsidy) and all employment insurance, health insurance and federal, state, provincial and other pension plan premiums or contributions imposed by any Governmental Entity, and any transferee or secondary liability in respect of any of the foregoing;

“Tax Act” means the Income Tax Act (Canada) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time;

“Transaction Committee” means the Pan American Board committee with authority to approve revisions to the binding proposal, Arrangement Agreement, Yamana Support Agreements, Pan American Support Agreements and Cooperation Agreement, within a prescribed range of financial and commercial terms;

“TSF” means tailings storage facility;

“TSX” means the Toronto Stock Exchange;

“UK DTRs” means the disclosure guidance and transparency rules made by the FCA under Section 73A of FSMA;

“UK Listing Rules” means the listing rules made by the FCA under Section 73A of FSMA;

“UK MAR” means Regulation (EU) No.596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse, as applicable in the UK by virtue of Section 3 of the European Union (Withdrawal) Act 2018, as amended from time to time (including by the Market Abuse (Amendment) (EU Exit) Regulations 2019 (SI 2019/310));

“UK Prospectus Regulation” means Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017 on the prospectus to be published when securities are offered to the public or admitted to trading on a regulated market, as applicable in the UK by virtue of the European Union (Withdrawal) Act 2018, as amended from time to time;

“UK Prospectus Regulation Rules” means the prospectus regulation rules made by the FCA under Section 73A of FSMA;

“UK Securities Laws” means the UK Prospectus Regulation, UK Prospectus Regulation Rules, the UK Listing Rules, UK MAR, the UK DTRs, FSMA, the FSA and the Criminal Justice Act 2003 (each as amended from time to time) and

SPECIAL MEETING OF SHAREHOLDERS

all other applicable listing and disclosure requirements to which Yamana is subject by virtue of the listing of the Yamana Shares on the standard segment of the Official List maintained by the FCA and admission to trading of the Yamana Shares on the Main Market of the LSE;

“United States” or “U.S.” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended from time to time and the rules and regulations promulgated thereunder;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended from time to time and the rules and regulations promulgated thereunder;

“U.S. Securities Laws” means the U.S. Securities Act, the U.S. Exchange Act and all other applicable U.S. federal securities laws;

“U.S. Securityholder” means a holder of Consideration Shares in the United States;

“Van Eck” means Van Eck Associates Corporation;

“VIF” means voting instruction form;

“VWAP” means volume weighted average trading price;

“Yamana” means Yamana Gold Inc., a corporation existing under the federal Laws of Canada;

“Yamana Acquisition Proposal” means, other than the transactions contemplated by the Arrangement Agreement and other than any transaction involving only Yamana and/or one or more of its wholly-owned Subsidiaries, any offer, proposal, expression of interest or inquiry from, or public announcement of intention by, any person or group (as defined in Section 13(d) of the U.S. Exchange Act) of persons (other than Pan American or any affiliate of Pan American), whether or not in writing and whether or not delivered to Yamana Shareholders, relating to: (a) any acquisition or purchase (or any lease, joint venture or any other arrangement having the same economic effect as an acquisition or purchase), direct or indirect, through one or more transactions, of (i) the assets of Yamana and/or one or more of its Subsidiaries that, individually or in the aggregate, constitute 20% or more of the consolidated assets of Yamana and its Subsidiaries, taken as a whole, or which contribute 20% or more of the consolidated revenue of Yamana and its Subsidiaries, taken as a whole (in each case, determined based upon the most recent publicly available consolidated financial statements of Yamana), or (ii) the Canadian Assets; or (iii) 20% or more of any voting or equity securities of Yamana or 20% or more of any voting or equity securities of any one or more of Yamana’s Subsidiaries that, individually or in the aggregate, contribute 20% or more of the consolidated revenues or constitute 20% or more of the consolidated assets of Yamana and its Subsidiaries, taken as a whole (in each case, determined based upon the most recent publicly available consolidated financial statements of Yamana); (b) any direct or indirect take-over bid, tender offer, exchange offer, treasury issuance or other transaction that, if consummated, would result in such person or group (as defined in Section 13(d) of the U.S. Exchange Act) of persons beneficially owning 20% or more of any class of voting or equity securities (and/or securities convertible into, or exchangeable or exercisable for voting or equity securities) of Yamana; (c) a plan of arrangement, merger, amalgamation, consolidation, share exchange, share reclassification, business combination, reorganization, recapitalization, liquidation, dissolution, winding up or other similar transaction or series of transactions involving (i) Yamana or any of its Subsidiaries that, individually or in the aggregate, constitute 20% or more of the consolidated assets of Yamana and its Subsidiaries, taken as a whole, or which contribute 20% or more of the consolidated revenue of Yamana and its Subsidiaries, taken as a whole (in each case, determined based upon the most recent publicly available consolidated financial statements of Yamana), or (ii) the Canadian Assets, or (d) any other transaction, the consummation of which would reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by the Arrangement Agreement or the Arrangement;

SPECIAL MEETING OF SHAREHOLDERS

“Yamana Annual Financial Statements” means the audited consolidated financial statements of Yamana as of and for the years ended December 31, 2021 and 2020, together with the report of the Independent Registered Public Accounting Firm thereon and the notes thereto;

“Yamana Annual Information Form” means the annual information form of Yamana dated March 28, 2022;

“Yamana Annual MD&A” means the management’s discussion and analysis of operations and financial condition of Yamana for the year ended December 31, 2021;

“Yamana Assets” means all of the assets, properties, permits, rights or other privileges (whether contractual or otherwise) owned, leased or otherwise used or held by Yamana and its Subsidiaries;

“Yamana Benefit Plans” means all health, welfare, supplemental unemployment benefit, bonus, profit sharing, option, insurance, incentive, incentive compensation, deferred compensation, share purchase, share compensation, disability, pension or retirement income or savings plans or other employee compensation arrangement or agreement or benefit plans, trust, funds, policies, programs, arrangements, agreements, practices, or other Contracts, whether written or oral, which are maintained by or binding upon Yamana or any of its Subsidiaries for which Yamana or its Subsidiaries could have any liability or contingent liability, or pursuant to which payments are made, or benefits are provided to, or an entitlement to payments or benefits may arise with respect to any of its employees or former employees, directors or officers, individuals working on contract with Yamana or other individuals providing services to Yamana of a kind normally provided by employees (or any spouses, dependents, survivors or beneficiaries of any such persons), excluding Statutory Plans;

“Yamana Board” means the board of directors of Yamana as the same is constituted from time to time;

“Yamana Board Recommendation” means the unanimous determination of the Yamana Board, after consultation with its financial and legal advisors and the Yamana Special Committee, that the Arrangement is fair to the Yamana Shareholders and is in the best interests of Yamana, and the unanimous resolution of the Yamana Board to recommend to the Yamana Shareholders that they vote in favour of the Arrangement Resolution;

“Yamana Change in Recommendation” means where Yamana or any of its Subsidiaries or their respective directors, officers and employees either (A) (1) fails to make, or withdraws, amends, modifies or qualifies, in a manner adverse to Pan American or Agnico or fails to publicly reaffirm (without qualification) the Yamana Board Recommendation, or its recommendation of the Arrangement within five Business Days (and in any case prior to the third Business Day prior to the date of the Yamana Meeting) after having been requested in writing by Pan American or Agnico to do so (acting reasonably), or (2) accepts, approves, endorses or recommends a Yamana Acquisition Proposal (or publicly proposes to do so), or (3) takes no position or a neutral position with respect to a Yamana Acquisition Proposal for more than five Business Days (or beyond the third Business Day prior to the date of the Yamana Meeting, if such date is sooner) after the public announcement of such Yamana Acquisition Proposal; or (B) resolves or proposes to take any of the foregoing actions;

“Yamana Circular” means the notice of the Yamana Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto and enclosures therewith, to be sent by Yamana to the Yamana Shareholders in connection with the Yamana Meeting, as amended, supplemented or otherwise modified from time to time;

“Yamana Depositary Interests” means the depositary interests issued and administered by Computershare Investor Services PLC, each of which represents an entitlement to one underlying Yamana Share;

“Yamana DSU Plan” means Yamana’s deferred share unit plan dated effective April 2, 2008;

“Yamana DSUs” means deferred share units issued under the Yamana DSU Plan;

SPECIAL MEETING OF SHAREHOLDERS

“Yamana Equity Award Holders” means the holders of Yamana RSUs, Yamana DSUs and Yamana PSUs;

“Yamana Equity Awards” means the Yamana PSUs, Yamana RSUs and Yamana DSUs;

“Yamana Fairness Opinion” means the opinion of Yamana’s financial advisor received by the Yamana Special Committee and the Yamana Board, that the consideration to be received pursuant to the Plan of Arrangement by the Yamana Shareholders is fair, from a financial point of view, to such Yamana Shareholders;

“Yamana Interim Financial Statements” means the unaudited condensed consolidated interim financial statements as of and for the three and nine months ended September 30, 2022;

“Yamana JV Entities” means any corporations or entities in which Yamana or any of its Subsidiaries directly owns 20% or more of the outstanding shares or equity interests and which is not otherwise a Subsidiary (and for greater certainty includes the Yamana Material JV Entities);

“Yamana Material Adverse Effect” means a Material Adverse Effect in relation to Yamana;

“Yamana Material Contract” means in respect of Yamana, any of its Subsidiaries or any of the Yamana Material JV Entities, any Contract: (a) that if terminated or modified or if it ceased to be in effect, would reasonably be expected to have a Yamana Material Adverse Effect; (b) under which Yamana, any of its Subsidiaries or any Yamana Material JV Entity has directly or indirectly guaranteed any liabilities or obligations of a third party (other than ordinary course endorsements for collection) in excess of $30 million in the aggregate; (c) that is a lease, sublease, license or right of way or occupancy agreement for real property which has a value in excess of $30 million and that is material to the business or to an operation of Yamana and its Subsidiaries, taken as a whole; (d) that provides for the establishment of, investment in or formation of any partnership or joint venture with an arm’s length person in which the interest of Yamana, any of its Subsidiaries or any of the Yamana Material JV Entities exceeds $30 million (book value); (e) relating to indebtedness for borrowed money, whether incurred, assumed, guaranteed or secured by any asset, with an outstanding principal amount in excess of $30 million; (f) under which Yamana, any of its Subsidiaries or any of the Yamana Material JV Entities is obligated to make or expects to receive payments in excess of $30 million over the remaining term of the Contract; (g) that limits or restricts Yamana, any of its affiliates or any of the Yamana Material JV Entities from engaging in any line of business or in any geographic area, except for any such Contract entered into in the normal course of business; (h) that is a collective bargaining agreement, a labour union contract or any other memorandum of understanding or other agreement with a union; (i) that restricts Yamana from paying dividends or other distributions to its shareholders; (j) that is a contractual royalty, production payment, net profits, earn-out, streaming agreement, metal pre-payment or similar agreement that has a value in excess of $30 million; (k) that relates to an acquisition or divestiture for value in excess of $30 million; or (l) that is a material agreement with a Governmental Entity, or an agreement with any first nation or aboriginal group, or other organizations with authority to represent such groups;

“Yamana Material JV Entities” means the Yamana JV Entities in respect of the Canadian Malartic mine and the MARA Project;

“Yamana Meeting” means the special meeting of Yamana Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution;

“Yamana PSU Plan” means Yamana’s performance share unit plan dated effective January 1, 2016;

“Yamana PSUs” means performance share units issued under the Yamana PSU Plan;

“Yamana RSU Plan” means Yamana’s restricted share unit plan dated effective May 14, 2008;

SPECIAL MEETING OF SHAREHOLDERS

“Yamana RSUs” means the restricted share units issued under the Yamana RSU Plan;

“Yamana Securityholders” means Yamana Shareholders and Yamana Equity Award Holders;

“Yamana Shareholder Approval” means the approval of the Arrangement Resolution by an affirmative vote of at least 66 2⁄3% of the votes cast by Yamana Shareholders present in person (or online) or represented by proxy and entitled to vote at the Yamana Meeting, with each Yamana Share entitling a Yamana Shareholder to one vote;

“Yamana Shareholders” means, at any particular time, the holders of Yamana Shares and, for the purposes of this Circular, includes the holders of Yamana Depositary Interests, where applicable;

“Yamana Shares” means the common shares without par value in the authorized share capital of Yamana and, for the purposes of this Circular, includes the Yamana Depositary Interests, where applicable;

“Yamana Special Committee” means the committee of independent directors formed by the Yamana Board to consider the Arrangement;

“Yamana Superior Proposal” means an unsolicited bona fide written Yamana Acquisition Proposal from a person or persons who is or are, as at the date of the Arrangement Agreement, a party that deals at arm’s length with Yamana, that complies with Securities Laws and is not obtained in violation of the Arrangement Agreement or any agreement between the person making such Yamana Acquisition Proposal and Yamana, to acquire 100% of the outstanding Yamana Shares (other than Yamana Shares beneficially owned by the person or persons making such Yamana Acquisition Proposal) or all or substantially all of the assets of Yamana and its Subsidiaries on a consolidated basis made after the date of the Arrangement Agreement: (a) that is not subject to any financing condition and in respect of which adequate arrangements have been made to ensure that the required funds will be available to effect payment in full; (b) that is not subject to a due diligence and/or access condition; (c) that is reasonably capable of being consummated without undue delay, taking into account all legal, financial, regulatory and other aspects of such Yamana Acquisition Proposal and the person making such Yamana Acquisition Proposal; and (d) in respect of which the Yamana Board determines in good faith, after consultation with its outside financial and legal advisors, and after taking into account all the terms and conditions of such Yamana Acquisition Proposal and all factors and matters considered appropriate in good faith by the Yamana Board, would, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction that is more favourable, from a financial point of view, to the Yamana Shareholders than the Arrangement (including any adjustment to the terms and conditions of the Arrangement proposed by Pan American pursuant to the Arrangement Agreement);

“Yamana Support Agreements” means the voting and support agreements entered into at the Activation Time (including all amendments thereto) among Pan American, Agnico and the Yamana Supporting Shareholders setting forth the terms and conditions upon which they agree to vote their Yamana Shares in favour of the Arrangement Resolution;

“Yamana Supporting Shareholders” means all of the directors and senior officers of Yamana that have entered into Yamana Support Agreements; and

“Yamana Termination Fee” means the termination fee in the amount of $250 million payable by Yamana to Pan American and Agnico if the Arrangement Agreement is terminated under certain circumstances more particularly described under the heading “The Arrangement Agreement – Termination fees payable by Yamana and by Pan American and Agnico”.

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SCHEDULE B

PAN AMERICAN RESOLUTION

BE IT RESOLVED THAT:

1.

The holders of common shares (“Pan American Shares”) of Pan American Silver Corp. (“Pan American”) understand and, pursuant to the rules of the Toronto Stock Exchange, approve the issuance of up to 156,923,287 Pan American Shares to former shareholders of Yamana Gold Inc. (“Yamana”) in accordance with the arrangement described in the management information circular of Pan American dated December 20, 2022 (the “Circular”), the arrangement agreement among Pan American, Agnico and Yamana dated November 4, 2022, as the same has been or may be amended, amended and restated, or supplemented or otherwise modified from time to time in accordance with its terms (the “Arrangement Agreement”), and the related plan of arrangement (the “Plan of Arrangement”), the full text of which is set out in Schedule A to the Arrangement Agreement, representing approximately 74.5% of the currently outstanding Pan American Shares;

2.

Notwithstanding that this resolution has been passed by the shareholders of Pan American, the directors of Pan American are hereby authorized and empowered, without further notice to, or approval of, the shareholders of Pan American:

a.	to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement; or

b.	subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement; and

3.

Any one or more of the Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, General Counsel and Corporate Secretary of Pan American is hereby authorized and directed for and on behalf of Pan American to execute and deliver, whether under corporate seal of Pan American or not, all such agreements, forms waivers, notices, certificates, confirmations and other documents and instruments and to do or cause to be done all such other acts and things as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to these resolutions, the Arrangement Agreement and the completion of the Plan of Arrangement in accordance with the terms of the Arrangement Agreement, including:

a.	all actions required to be taken by or on behalf of Pan American, and all necessary filings and obtaining the necessary approvals, consents and acceptances of appropriate regulatory authorities; and

b.	the signing of the certificates, consents and other documents or declarations required under the Arrangement Agreement or otherwise to be entered into by Pan American;

such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

B-1

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B-2

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SCHEDULE C

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

[See attached.]

Unaudited Pro Forma Consolidated Financial Statements

AS AT AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2022

AND FOR THE YEAR ENDED DECEMBER 31, 2021

Pro Forma Consolidated Statement of Financial Position As at September 30, 2022 (unaudited, in millions of U.S. dollars)

	Pan American Silver Corp.	Yamana Post-Agnico and Presentation Adjustments (Note 6)	Pro Forma Adjustments (Note 7)	Note 7	Pro Forma Consolidated
Assets

Current assets

Cash and cash equivalents	$153.1	$531.3	$—		$684.4

Short-term investments	34.1	—	—		34.1

Trade and other receivables	113.8	42.0	—		155.8

Income tax receivables	47.2	58.6	—		105.8

Inventories	438.2	133.9	21.3	b	593.4

Derivative assets	3.8	—	—		3.8

Prepaid expenses and other current assets	7.8	—	—		7.8

	798.0	765.8	21.3		1,585.1
Non-current assets

Mineral properties, plant and equipment	2,215.7	5,580.8	(1,166.4)	c	6,630.1

Long-term inventories	26.7	2.9	—		29.7

Long-term tax receivables	8.7	7.4	—		16.1

Deferred tax assets	57.4	5.0	7.2	d	69.6

Long-term investment	87.0	47.8	—		134.8

Goodwill & other assets	6.0	54.7	(54.7)	c	6.0
Total assets	$3,199.6	$6,464.4	$(1,192.6)		$8,471.4

Liabilities

Current liabilities

Accounts payable and accrued liabilities	$311.0	$256.1	$300.0	e	$867.1

Derivative liabilities	4.9	28.1	—		33.1

Provisions	12.2	13.3	—		25.6

Lease obligations	15.2	25.2	—		40.4

Debt	9.9	—	—		9.9

Income tax payables	22.6	48.9	—		71.6
	375.9	371.7	300.0		1,047.7
Non-current liabilities

Long-term provisions	232.7	275.1	—		507.8

Deferred tax liabilities	144.1	1,071.6	(158.4)	d	1,057.3

Long-term lease obligations	21.7	41.3	—		63.0

Long-term debt	21.7	773.9	0.3	e	795.8

Deferred revenue	14.0	48.0	—		62.1

Other long-term liabilities	26.4	141.9	—		168.2
Total liabilities	836.5	2,723.5	141.8		3,702.0

Equity

Issued capital	3,137.7	7,694.8	(5,227.5)	a,f	5,605.0

Share option reserve	93.2	24.9	(24.9)	f	93.2

Investment revaluation reserve	(32.6)	(88.7)	88.7	f	(32.6)

Deficit	(840.7)	(4,705.3)	4,255.3	f	(1,290.7)
Total equity attributable to Company shareholders	2,357.6	2,925.7	(908.4)		4,374.9
Non-controlling interests	5.4	815.2	(426.0)	g	394.6
Total equity	2,363.0	3,740.9	(1,334.5)		4,769.5
Total liabilities and equity	$3,199.6	$6,464.4	$(1,192.6)		$8,471.4

See accompanying notes to the pro forma consolidated financial statements.

Pro Forma Consolidated Statements of Earnings For the twelve months ended December 31, 2021 (unaudited, in millions of U.S. dollars, except for per share amounts)

	Pan American Silver Corp.	Yamana Post- Agnico and Presentation Adjustments (Note 6)	Pro Forma Adjustments (Note 7)	Note 7	Pro Forma Consolidated

Revenue	$1,632.8	$1,172.2	$—		$2,805.0

Cost of sales

Production costs	$(925.5)	$(498.7)	$(21.3)	h	$(1,445.5)

Depreciation and amortization	(303.0)	(273.1)	9.0	i	(567.1)

Royalties	(36.4)	—	—		(36.4)

	$(1,264.9)	$(771.8)	$(12.3)		$(2,049.0)

Mine operating earnings	$367.9	$400.4	$(12.3)		$756.0

General and administrative	(34.9)	(70.5)	—		(105.4)

Exploration and project development	(11.1)	(31.4)	—		(42.5)

Mine care and maintenance	(31.8)	(25.6)	—		(57.4)

Foreign exchange (losses) gains	(11.3)	24.5	—		13.2

Derivative gains	5.4	—	—		5.4

Mineral properties, plant and equipment gains	32.2	—	—		32.2

Gains and income from associates	4.3	11.1	—		15.4

Transaction and integration costs	—	—	(450.0)	j	(450.0)

Other income (expense)	—	22.6	—		22.6

Earnings from operations	$320.7	$331.1	$(462.3)		$189.5

Investment loss	(59.7)	—	—		(59.7)

Interest and finance expense	(16.2)	(133.1)	(15.4)	k	(164.7)

Earnings (loss) before income taxes	$244.8	$198.0	$(477.7)		$(34.9)

Income tax expense	(146.4)	(262.2)	3.2	l	(405.4)
Net earnings (loss)	$98.4	$(64.2)	$(474.5)		$(440.3)

Net earnings (loss) attributable to:

Equity holders of the Company	$97.3	$(5.5)	$(474.5)		$(382.7)

Non-controlling interests	1.1	(58.7)	—		(57.6)

	$98.4	$(64.2)	$(474.5)		$(440.3)

Earnings (loss) per share attributable to common shareholders

Basic earnings (loss) per share (Note 8)	$0.46				$(1.05)

Diluted earnings (loss) per share (Note 8)	$0.46				$(1.05)

See accompanying notes to the pro forma consolidated financial statements.

Pro Forma Consolidated Statements of Earnings For the nine months ended September 30, 2022 (unaudited, in millions of U.S. dollars, except for per share amounts)

	Pan American Silver Corp.	Yamana Post- Agnico and Presentation Adjustments (Note 6)	Pro Forma Adjustments (Note 7)	Note 7	Pro Forma Consolidated
Revenue	$1,119.2	$905.2	$—		$2,024.4
Cost of sales
Production costs	$(842.2)	$(387.1)	$—		$(1,229.3)
Depreciation and amortization	(236.8)	(213.7)	6.8	i	(443.7)
Royalties	(27.0)	—	—		(27.0)
	$(1,106.0)	$(600.8)	$6.8		$(1,700.0)
Mine operating earnings	$13.2	$304.4	$6.8		$324.4

General and administrative	(26.0)	(66.0)	—		(92.0)
Exploration and project development	(9.8)	(27.1)	—		(36.9)
Mine care and maintenance	(34.6)	(20.9)	—		(55.5)
Foreign exchange (losses) gains	(10.4)	19.1	—		8.7
Impairment charges	(99.1)	—	—		(99.1)
Derivative gains	1.5	—	—		1.5
Mineral properties, plant and equipment losses	(1.3)	—	—		(1.3)
Gains and income from associates	45.0	—	—		45.0
Other income (expense)	7.1	(16.1)	—		(9.0)
(Loss) earnings from operations	$(114.4)	$193.4	$6.8		$85.8
Investment loss	(17.5)	—	—		(17.5)
Interest and finance expense	(16.1)	(45.3)	(16.2)	k	(77.6)
(Loss) earnings before income taxes	$(148.0)	$148.1	$(9.4)		$(9.3)
Income tax expense	(20.2)	(77.5)	(1.8)	l	(99.5)
Net (loss) earnings	$(168.2)	$70.6	$(11.2)		$(108.8)

Net (loss) earnings attributable to:
Equity holders of the Company	$(169.2)	$75.4	$(11.2)		$(105.0)
Non-controlling interests	1.0	(4.8)	—		(3.8)
	$(168.2)	$70.6	$(11.2)		$(108.8)

(Loss) earnings per share attributable to common shareholders
Basic (loss) earnings per share (Note 8)	$(0.80)				$(0.29)
Diluted (loss) earnings per share (Note 8)	$(0.80)				$(0.29)

See accompanying notes to the condensed interim consolidated financial statements.

Notes to the Pro Forma Consolidated Financial Statements

As at and for the twelve months ended December 31, 2021,

and for the nine months ended September 30, 2022

(unaudited with tabular amounts in millions of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

1. NATURE OF OPERATIONS

Pan American Silver Corp. is the ultimate parent company of its subsidiary group (collectively, the “Company”, or “Pan American”). Pan American is a British Columbia corporation domiciled in Canada, and its office is at Suite 1440 – 625 Howe Street, Vancouver, British Columbia, V6C 2T6.

The Company is engaged in the production and sale of silver, gold, zinc, lead and copper as well as other related activities, including exploration, extraction, processing, refining and reclamation. The Company’s major products are produced from mines in Canada, Peru, Mexico, Argentina and Bolivia. Additionally, the Company has project development activities in Canada, Peru, Mexico and Argentina, and exploration activities throughout South America, Canada and Mexico. As at September 30, 2022, the Company’s Escobal mine in Guatemala continues to be on care and maintenance pending satisfactory completion of a consultation process led by the Ministry of Energy and Mines in Guatemala. In late February 2022, the Company’s Morococha mine in Peru was placed on care and maintenance due to a requirement to move the processing facilities to allow for the expansion of a neighboring mine.

2. DESCRIPTION OF THE TRANSACTION

The Company and Agnico Eagle Mines Limited (“Agnico Eagle”) entered into an arrangement agreement (the “Arrangement Agreement”) with Yamana Gold Inc. (“Yamana”) dated November 4, 2022, and the arrangement agreement dated May 31, 2022 (the “Gold Fields Agreement”) between Yamana and Gold Fields Limited (“Gold Fields”) was terminated in accordance with its terms. Pursuant to the terms of the Arrangement Agreement, among other things, Yamana proposes to sell and Agnico Eagle proposes to acquire Yamana’s Canadian assets, including certain subsidiaries and partnerships which hold Yamana’s interest in the Canadian Malartic Mine (“Canadian Assets”), and Agnico Eagle proposes to assume the liabilities associated with such purchase of the Canadian Assets (“Canadian Liabilities”), and Pan American proposes to acquire all of the issued and outstanding common shares of Yamana (“Yamana Shares”), all in accordance with a plan of arrangement (the “Plan of Arrangement”) to be completed under Section 192 of the Canada Business Corporations Act (the “Transaction”). The Transaction is subject to certain approvals, including shareholder, court and regulatory approvals, among other conditions to closing as set out in the Arrangement Agreement. In the opinion of management, the unaudited pro forma consolidated financial statements include all adjustments necessary for the fair presentation of the matters described below.

The consideration payable to the shareholders of Yamana for the Transaction consists of:

●	Approximately 155.4 million common shares of the Company (the “Pan American Shares”);

●	$1.0 billion in cash contributed by Agnico Eagle; and,

●	Approximately 36.6 million common shares of Agnico Eagle (the “Agnico Eagle Shares”).

Such consideration represents a premium of approximately 23.1% to the closing price of Yamana Shares on November 3, 2022. Following the completion of the Transaction, Pan American shareholders and Yamana shareholders existing immediately prior to the completion of the Transaction will own approximately 57.3% and 42.7% of Pan American, respectively (based upon the number of common shares of Pan American outstanding, on a non-diluted basis, at the time the Transaction was announced on November 4, 2022).

The Transaction is subject to approval by the Company’s shareholders by an ordinary resolution (required approval, 50% +1), approval by Yamana’s shareholders by a special resolution (required approval, 66 2/3%), certain regulatory approvals, and court approval of the Plan of Arrangement, as well as satisfaction of certain other customary closing conditions. Subject to satisfaction or waiver, as applicable, of all closing conditions, the Transaction is expected to close in the first quarter of 2023. Pursuant to the terms of the Arrangement Agreement, Pan American funded $150.0 million in cash to Yamana to pay a portion of the $300.0 million termination fee (the “Break Fee”) payable by Yamana to Gold Fields under the terms of the Gold Fields Agreement, which Break Fee was paid by Yamana to Gold Fields on November 10, 2022. The Company has drawn down on its $500.0 million revolving sustainability-linked credit facility (the “Credit Facility”) to fund its obligation towards the Break Fee.

Notes to the Pro Forma Consolidated Financial Statements

As at and for the twelve months ended December 31, 2021,

and for the nine months ended September 30, 2022

(unaudited with tabular amounts in millions of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

Yamana is a Canadian publicly traded precious metals mining company with ownership interests in a diverse portfolio of mines and projects including the following principal operating mines: Jacobina Mining Complex (Brazil), El Peñon Mine and Minera Florida Mine (Chile), Cerro Moro Mine (Argentina), and the Canadian Malartic Mine (Canada).

These unaudited condensed consolidated pro forma financial statements of the Company (the “Pro Forma Financial Statements”) have been prepared to give effect to the Transaction on the date and as of the time periods specified herein.

3. BASIS OF PREPARATION

These Pro Forma Financial Statements have been prepared in connection with the Transaction outlined in Note 2 among the Company, Agnico Eagle and Yamana, whereby Agnico Eagle will acquire the Canadian Assets and assume the Canadian Liabilities from Yamana and the Company will acquire all of the issued and outstanding Yamana Shares.

The Pro Forma Financial Statements have been prepared based on information derived from, and should be read in conjunction with, (i) the unaudited condensed interim consolidated financial statements of Pan American for the three and nine months ended September 30, 2022 and 2021; (ii) the consolidated financial statements of Pan American for the years ended December 31, 2021 and 2020; (iii) the unaudited condensed consolidated interim financial statements of Yamana for the three and nine months ended September 30, 2022 and 2021; and (iv) the consolidated financial statements of Yamana for the years ended December 31, 2021 and 2020.

The Pro Forma Financial Statements have been compiled from and include:

a)

an unaudited pro forma consolidated statement of financial position as at September 30, 2022, giving effect to the Transaction and various pro forma assumptions and adjustments described in Notes 6 and 7 as if those had occurred on September 30, 2022, therefore combining the unaudited condensed interim consolidated statement of financial position of the Company as at September 30, 2022 and the unaudited condensed consolidated interim balance sheet of Yamana as at September 30, 2022.

b)

an unaudited pro forma condensed consolidated statement of earnings for the nine-month period ended September 30, 2022, giving effect to the Transaction and various pro forma assumptions and adjustments described in Notes 6 and 7 as if those had occurred on January 1, 2021, therefore combining the unaudited condensed interim consolidated statement of earnings and comprehensive earnings of the Company for the nine-month period ended September 30, 2022, and the unaudited condensed consolidated interim statement of operations of Yamana for the nine-month period ended September 30, 2022.

c)

a condensed unaudited pro forma consolidated statement of earnings for the year ended December 31, 2021, giving effect to the Transaction and various pro forma assumptions and adjustments described in Notes 6 and 7 as if those had occurred on January 1, 2021, therefore combining the consolidated statement of earnings of the Company for the year ended December 31 2021, and the consolidated statement of operations of Yamana for the year ended December 31, 2021.

The unaudited pro forma information and adjustments, including the preliminary allocation of purchase price, are based upon preliminary estimates of fair values of assets acquired and liabilities assumed, current available information and certain assumptions that management believes are reasonable in the circumstances. The Pro Forma Financial Statements are presented for illustrative purposes only and do not reflect additional potential savings or costs that may result from the Transaction. The actual adjustments to the consolidated financial statements as of the closing date of the Transaction will depend on a number of factors, including, among others, the Pan American share price, additional information available, and the net assets of Yamana on the closing date of the Transaction, and, as a result, the actual adjustments will differ from the pro forma adjustments.

The Pro Forma Financial Statements are not necessarily indicative of the operating results or financial condition achieved if the Transaction had been completed on the dates or for the periods presented, nor do they purport or project the results of operations or financial position of the combined entities for any future period or as of any future date.

Notes to the Pro Forma Consolidated Financial Statements

As at and for the twelve months ended December 31, 2021,

and for the nine months ended September 30, 2022

(unaudited with tabular amounts in millions of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

4. SIGNIFICANT ACCOUNTING POLICIES

The accounting policies used in the preparation of the Pro Forma Financial Statements are those set out in the Company’s consolidated financial statements for the years ended December 31, 2021 and 2020, and the related notes contained therein, and the unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2022 and 2021, and the related notes contained therein. In order to prepare the Pro Forma Financial Statements, a preliminary review was undertaken to identify accounting policy differences where the impact was potentially material and could be reasonably estimated. The significant accounting policies of Yamana conform in all material respects to those of Pan American.

5. PRO FORMA PRELIMINARY PURCHASE PRICE ALLOCATION

The Transaction constitutes a business combination in accordance with IFRS 3 Business Combinations (“IFRS 3”), with Pan American as the acquirer. Accordingly, the Company has applied the principles of IFRS 3 in the pro forma accounting for the acquisition of Yamana, which requires the Company to recognize Yamana’s identifiable assets acquired and liabilities assumed at fair value, recognize consideration transferred in the acquisition at fair value and recognize goodwill, if any, as the excess of consideration transferred over the net of the acquisition date fair value of identifiable assets acquired and liabilities assumed.

The Company has not completed the detailed valuation study necessary to arrive at the required final estimates of the fair value of the Yamana assets to be acquired and liabilities to be assumed. A final determination of the fair value of Yamana’s assets and liabilities, including mining interests, property, plant and equipment and other assets and liabilities which are accounted for at fair value, will be based on the information and assumptions that exist as of the closing date of the Transaction, and, therefore, cannot be made prior to such closing date. In addition, the value of the consideration to be paid by Pan American upon the consummation of the Transaction will be determined based on the closing price of Pan American’s common shares on the closing date of the Transaction. Further, no effect has been given to any new Yamana common shares or equity awards that may be issued or granted subsequent to September 30, 2022, and before the closing date of the Transaction, and none are anticipated. As a result, the pro forma adjustments are preliminary and are subject to change as additional information becomes available and as additional analysis is performed. The preliminary pro forma adjustments have been made solely for the purpose of providing the unaudited pro forma financial information. Pan American has estimated the fair value of Yamana’s assets and liabilities based on preliminary valuation information, due diligence and information presented in Yamana’s public filings. Until the Transaction is completed, both companies are limited in their ability to share certain information. Upon completion of the Transaction, a final determination of fair value of Yamana’s assets and liabilities will be performed. Any increases or decreases in the fair value of assets acquired and liabilities assumed upon completion of the final valuations will be reflected in the actual reporting by the Company subsequent to closing of the Transaction.

The final purchase price allocation may be materially different than that reflected in the pro forma allocation presented below. The estimated purchase consideration and the preliminary fair values of assets acquired, and liabilities assumed for the purposes of these unaudited pro forma consolidated financial statements is summarized in the tables below:

Notes to the Pro Forma Consolidated Financial Statements

As at and for the twelve months ended December 31, 2021,

and for the nine months ended September 30, 2022

(unaudited with tabular amounts in millions of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

a)	Consideration

The estimated fair value of the total consideration paid in the Transaction is as follows:

Nature of consideration	Shares Issued/ Issuable (1) (in millions)	Consideration
Fair value estimate of the Pan American Share consideration(2)	155.4	$2,467.3

Fair value estimate of the Agnico Eagle Share consideration(3)	36.6	$1,543.8

Cash		$1,000.0

Total consideration		$5,011.1

Less: consideration contributed by Agnico Eagle (Note 5(c))		$(2,543.8)

Consideration contributed by Pan American		$2,467.3

(1)

On the basis of 972.2 million Yamana Shares outstanding on a fully diluted basis plus an estimated 35 thousand Yamana Shares which may be issued pursuant to the Yamana dividend reinvestment plan but excluding the additional 1% buffer referenced in this management information circular and included in the maximum number of Pan American Shares that could be issued as consideration under the Arrangement.

(2)	The Pan American Share consideration value is based on an assumed value of $15.88 per share (based on the closing price of the common shares of Pan American on NASDAQ on September 30, 2022).
(3)	The Agnico Eagle Share consideration value is based on an assumed value of $42.23 per share (based on the closing price of the common shares of Agnico Eagle on NYSE on September 30, 2022).

b)	Pan American consideration fair value allocation

The estimated allocation of the pro forma consideration paid by Pan American is summarized in the table below:

Assets acquired

Mineral properties, plant and equipment	4,414.4

Deferred tax assets	12.2

Cash and cash equivalents	531.3

Other assets	313.9

Liabilities assumed

Borrowings	(624.2)

Environmental rehabilitation provisions	(288.4)

Deferred tax liabilities	(913.2)

Other current liabilities	(358.3)

Other long-term liabilities	(231.2)

Net assets acquired	2,856.5

Non-controlling interests	(389.2)

Net assets attributable to Pan American	2,467.3

Consideration	2,467.3

Goodwill	$ —

c)	Agnico Eagle consideration

The $2.5 billion of consideration contributed by Agnico Eagle was for its acquisition of certain subsidiaries and partnerships which hold interests in the Canadian Assets. For the purposes of these Pro Forma Financial Statements the carrying value of the assets and liabilities of the Canadian Assets and all related operating results have accordingly been adjusted out of these Pro Forma Financial Statements as described and presented in Note 6.

The consideration paid by Agnico Eagle to acquire the Canadian Assets will be distributed to the shareholders of Yamana immediately prior to the acquisition of Yamana by Pan American and accordingly this consideration does not form part of the pro forma consolidated Company.

Notes to the Pro Forma Consolidated Financial Statements

As at and for the twelve months ended December 31, 2021,

and for the nine months ended September 30, 2022

(unaudited with tabular amounts in millions of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

6. YAMANA POST AGNICO AND PRESENTATION ADJUSTMENTS

Yamana presentation adjustments

Presentation adjustments were made to Yamana’s unaudited condensed consolidated interim balance sheet as at September 30, 2022, to conform with Pan American’s presentation and to remove the assets and liabilities of the Canadian Assets as follows:

Notes to the Pro Forma Consolidated Financial Statements

As at and for the twelve months ended December 31, 2021,

and for the nine months ended September 30, 2022

(unaudited with tabular amounts in millions of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

	Yamana Gold Inc.	Yamana Presentation Adjustments	Canadian Assets (Note 5(c))	Yamana Post- Agnico and Presentation Adjustments

Assets

Current assets

Cash and cash equivalents	$539.2	$—	$(7.9)	$531.3

Short-term investments	—	—	—	—

Trade and other receivables	4.8	54.9	(17.8)	42.0

Income tax receivables	—	60.4	(1.7)	58.6

Inventories	202.1	—	(68.2)	133.9

Other financial assets	14.6	(14.6)		—

Prepaid expenses and other current assets	100.7	(100.7)	—	—

	861.4	—	(95.6)	765.8

Non-current assets

Mineral properties, plant and equipment	6,802.6	—	(1,221.8)	5,580.8

Long-term inventories	—	150.5	(147.6)	2.9

Long-term tax receivables	—	7.4	—	7.4

Deferred tax assets	95.6	—	(90.6)	5.0

Long-term investment	—	47.8	—	47.8

Other financial assets	52.9	(52.9)	—	—

Other assets	189.3	(189.3)	—	—

Goodwill & other assets	388.2	36.5	(370.0)	54.7

Total assets	$8,390.0	$—	$(1,925.6)	$6,464.4

Liabilities

Current liabilities

Accounts payable and accrued liabilities	$273.1	$51.6	$(68.7)	$256.1

Derivative liabilities	—	28.1	—	28.1

Provisions	41.1	(27.8)	—	13.3

Lease obligations	—	27.5	(2.3)	25.2

Other financial liabilities	96.4	(96.4)	—	—

Income tax payables	24.5	16.8	7.6	48.9

	435.1	—	(63.4)	371.7

Non-current liabilities

Long-term provisions	328.3	42.9	(96.1)	275.1

Deferred tax liabilities	1,358.2	—	(286.6)	1,071.6

Long-term lease obligations	—	44.2	(2.9)	41.3

Long-term debt	773.9	—	—	773.9

Other financial liabilities	166.7	(166.7)	—	—

Deferred revenue	—	48.0	—	48.0

Other provisions and liabilities	114.8	(114.8)	—	—

Other long-term liabilities	—	146.4	(4.5)	141.9

Total liabilities	3,177.0	—	(453.5)	2,723.5

Equity

Share capital	7,694.8	—	—	7,694.8

Contributed surplus	24.9	—	—	24.9

Accumulated other comprehensive (loss) income	(88.7)	—	—	(88.7)

Deficit	(3,233.2)	—	(1,472.1)	(4,705.3)

Total equity attributable to Company shareholders	4,397.8	—	(1,472.1)	2,925.7

Non-controlling interests	815.2	—	—	815.2

Total equity	5,213.0	—	(1,472.1)	3,740.9

Total liabilities and equity	$8,390.0	$—	$(1,925.6)	$6,464.4

Notes to the Pro Forma Consolidated Financial Statements

As at and for the twelve months ended December 31, 2021,

and for the nine months ended September 30, 2022

(unaudited with tabular amounts in millions of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

Presentation adjustments were made to Yamana’s unaudited condensed consolidated statement of operations for the year ended December 31, 2021, to conform with Pan American’s presentation and to remove the operating results of the Canadian Assets as follows:

		Year ended December 31, 2021
	Yamana Gold Inc.	Yamana Presentation Adjustments	Canadian Assets (Note 5(c))	Yamana Post- Agnico and Presentation Adjustments
Revenue	$1,815.4	$—	$(643.2)	$1,172.2

Cost of sales

Production costs	$(695.0)	$(37.4)	$233.7	$(498.7)

Depreciation and amortization	(447.9)	—	174.8	(273.1)

Temporary suspension, standby, and other incremental COVID-19 costs	(37.4)	37.4	—	—

Royalties	—	—	—	—

	$(1,180.3)	$—	$408.5	$(771.8)

Mine operating earnings	$635.1	$—	$(234.7)	$400.4

General and administrative	(74.8)	—	4.3	(70.5)

Exploration and project development	(31.6)	—	0.2	(31.4)

Mine care and maintenance	—	(25.6)	—	(25.6)

Foreign exchange (losses) gains	—	23.9	0.6	24.5

Impairment reversals	—	—	—	—

Derivative gains	—	—	—	—

Mineral properties, plant and equipment gains	—	—	—	—

Gains and income from associates	0.9	10.2	—	11.1

Transaction and integration costs	—	—	—	—

Other income (expense)	(10.7)	(8.5)	41.8	22.6

Earnings from operations	$518.9	$—	$(187.8)	$331.1

Investment loss	—	—	—	—

Interest and finance expense	(134.4)	—	1.3	(133.1)

Earnings (loss) before income taxes	$384.5	$—	$(186.5)	$198.0

Income tax expense	(295.7)	—	33.5	(262.2)

Net earnings (loss)	$88.8	$—	$(153.0)	$(64.2)

Net earnings (loss) attributable to:

Equity holders of the Company	$147.5	$—	$(153.0)	$(5.5)

Non-controlling interests	(58.7)	—	—	(58.7)

	$88.8	$—	$(153.0)	$(64.2)

Notes to the Pro Forma Consolidated Financial Statements

As at and for the twelve months ended December 31, 2021,

and for the nine months ended September 30, 2022

(unaudited with tabular amounts in millions of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

Presentation adjustments were made to Yamana’s unaudited condensed consolidated interim statement of operations for the nine months ended September 30, 2022, to conform with Pan American’s presentation and to remove the operating results of the Canadian Assets as follows:

	Nine months ended September 30, 2022
	Yamana Gold Inc.	Yamana Presentation Adjustments	Canadian Assets (Note 5(c))	Yamana Post- Agnico and Presentation Adjustments
Revenue	$1,349.8	$—	$(444.6)	$905.2

Cost of sales

Production costs	$(568.2)	$(7.3)	$188.4	$(387.1)

Depreciation and amortization	(340.5)	—	126.8	(213.7)

Temporary suspension, standby, and other incremental COVID-19 costs	(7.3)	7.3	—	—

Royalties	—	—	—	—

	$(916.0)	$—	$315.2	$(600.8)

Mine operating earnings	$433.8	$—	$(129.4)	$304.4

General and administrative	(68.8)	—	2.8	(66.0)

Exploration and project development	(29.8)	—	2.7	(27.1)

Mine care and maintenance	—	(20.9)	—	(20.9)

Foreign exchange (losses) gains	—	25.8	(6.7)	19.1

Impairment reversals	—	—	—	—

Derivative gains	—	—	—	—

Mineral properties, plant and equipment gains	—	—	—	—

Gains and income from associates	—	—	—	—

Transaction and integration costs	—	—	—	—

Other income (expense)	(26.0)	(4.9)	14.8	(16.1)

Earnings from operations	$309.2	$—	$(115.8)	$193.4

Investment loss	—	—	—	—

Interest and finance expense	(47.0)	—	1.7	(45.3)

Earnings (loss) before income taxes	$262.2	$—	$(114.1)	$148.1

Income tax expense	(117.3)	—	39.8	(77.5)

Net earnings (loss)	$144.9	$—	$(74.3)	$70.6

Net earnings (loss) attributable to:

Equity holders of the Company	$149.7	$—	$(74.3)	$75.4

Non-controlling interests	(4.8)	—	—	(4.8)

	$144.9	$—	$(74.3)	$70.6

Notes to the Pro Forma Consolidated Financial Statements

As at and for the twelve months ended December 31, 2021,

and for the nine months ended September 30, 2022

(unaudited with tabular amounts in millions of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

7. PRO FORMA ADJUSTMENTS

Pro forma adjustments to the consolidated statement of financial position

The pro forma condensed consolidated statement of financial position reflects the following adjustments as if the Transaction had been completed on January 1, 2021:

a)	Issuance of 155.4 million Pan American Shares with a value of $2.5 billion to Yamana shareholders.

b)	Fair value adjustments for inventories comprised of an increase in certain metals inventories to fair value at September 30, 2022 ($21.3 million).

c)

The estimated carrying value of Yamana’s mining interests, property, plant and equipment of $5,580.8 million (excluding the Canadian Assets) was reduced by $1,166.4 million, and goodwill and other receivables were reduced by $54.7 million due to adjustment arising from the purchase price allocation of consideration paid. This was primarily due to a fair value increase to the Jacobina mine, and fair value decreases to certain other assets.

d)

The deferred tax impact of the change in the value of the mining interests described in note (c) above and inventories described in note (b) above results in an increase in deferred tax assets of $7.2 million and a decrease in the deferred tax liabilities of $158.4 million, calculated at a rate of 21.5% for the Jacobina mine in Brazil, 32% for the El Peñon mine and Minera Florida mine in Chile, and 35% for the MARA project and Cerro Moro mine in Argentina, and Jeronimo deposit in Chile.

e)

Accrual for liabilities arising primarily from the Transaction including: (i) the $300.0 million Break Fee paid to Gold Fields as a result of the termination of the Gold Fields Agreement; and (ii) the assumed transaction costs associated with the Transaction and change of control obligations, which total $150.0 million. These fees were incorporated as an increase in accounts payables for $300.0 million and an increase in the drawn portion of the Credit Facility for $150.0 million. Further, a fair value adjustment of $149.7 million was assessed on the carrying value of the Yamana long-term debt (comprised of two long-term bonds), decreasing consolidated long-term debt.

f)

Elimination of the share capital ($7.7 billion), contributed surplus ($24.9 million), accumulated other comprehensive loss ($88.7 million), accumulated deficit ($4.7 billion) of Yamana upon consolidation, and the increase in share capital associated with the new issuance of Pan American Shares upon the closing of Transaction ($2.5 billion).

g)

Non-controlling interest adjustment of $426.0 million which results from mineral property fair value adjustments and deferred tax adjustments for the MARA project (56.25% ownership) and Jeronimo deposit (56.7% ownership) discussed in note (c) and (d) above.

Pro forma adjustments to the consolidated income statements

The unaudited pro forma consolidated income statements for the nine months ended September 30, 2022, and the year ended December 31, 2021, reflect the following adjustments as if the Transaction had been completed on January 1, 2021:

h)

Represents the recognition of the preliminary fair value adjustment to certain metals inventories resulting from the Transaction and is reflected in the statements for the year ended December 31, 2021, with no impact to the statements for the nine months ended September 30, 2022.

i)

Change in the depreciation and depletion of $6.8 million for the nine months ended September 30, 2022 and $9.0 million for the year ended December 31, 2021 as a result of the change in the mining interests described in note (c) above.

j)

The Break Fee ($300.0 million) and assumed transaction costs associated with the Transaction and change of control obligations ($150.0 million) as outlined in note (e) above and adjusted for the year ended December 31, 2021.

Notes to the Pro Forma Consolidated Financial Statements

As at and for the twelve months ended December 31, 2021,

and for the nine months ended September 30, 2022

(unaudited with tabular amounts in millions of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

k)

Increased interest and finance expense of $16.2 million for the nine months ended September 30, 2022 and $15.4 million for the year ended December 31, 2021 as a result of assumed interest on $150.0 million drawn from the Credit Facility at an assumed interest rate of 6.0%, and increased interest expense arising as a result of the fair value adjustment to long term debt as described in the consolidated statement of financial position pro forma adjustment note (e) above.

l)

The deferred tax impact of all the adjustments made to the unaudited pro forma consolidated statement of earnings/(loss) of $1.8 million recovery for the nine months ended September 30, 2022 and $3.2 million expense for the year ended December 31, 2021, calculated at a rate of 21.5% for the Jacobina mine in Brazil, 32% for the El Peñon mine and Minera Florida mine in Chile, and 35% for the MARA project and Cerro Moro mine in Argentina, and Jeronimo deposit in Chile.

8. PRO FORMA SHARE CAPITAL AND EARNINGS/LOSS PER SHARE

Pro Forma Share Capital

	Common Shares (in millions)	Amount
Issued and outstanding, September 30, 2022	210.5	$3,137.7

Shares consideration issued in connection with the Transaction	155.4	2,467.3

Pro forma balance issued and outstanding	365.9	$5,605.0

Pro Forma Earnings/Loss per share

	Nine months ended September 30, 2022 (shares in millions)	Year ended December 31, 2021 (shares in millions)
Actual weighted average number of Pan American Shares outstanding	210.5	210.3

Number of Pan American Shares issued in connection with the Transaction	155.4	155.4

Pro forma weighted average number of Pan American Shares outstanding - Basic	365.9	365.7

Pro forma weighted average number of Pan American Shares outstanding - Diluted	365.9	365.7

Pro forma consolidated net loss attributable to equity holders of the Company	$(104.8)	$(382.6)

Pro forma net loss per share - Basic	$(0.29)	$(1.05)

Pro forma net loss per share - Diluted	$(0.29)	$(1.05)

SPECIAL MEETING OF SHAREHOLDERS

SCHEDULE D

BMO CAPITAL MARKETS FAIRNESS OPINION

[See attached.]

November 2, 2022

The Board of Directors

Pan American Silver Corp.

625 Howe Street Suite 1440

Vancouver, BC V6C 2T6, Canada

To the Board of Directors:

BMO Nesbitt Burns Inc. (“BMO Capital Markets”, “we”, “our” or “us”) understands that Pan American Silver Corp. (the “Company”), Agnico Eagle Mines Ltd. (“Agnico”) and Yamana Gold Inc. (the “Acquisition Candidate”) propose to enter into an arrangement agreement to be dated as of November 4, 2022 (the “Arrangement Agreement”) pursuant to which, among other things, the Company would acquire all of the issued and outstanding common shares (“Shares”) of the Acquisition Candidate immediately following the sale by the Acquisition Candidate of its Canadian assets, including certain subsidiaries and partnerships which hold the Acquisition Candidate’s interests in the Canadian Malartic mine, to Agnico (the “Transaction”). Pursuant to the Transaction, the Acquisition Candidate’s shareholders will receive, in exchange for each share held, (i) US$1.0406 in cash (the “Cash Consideration”), (ii) 0.1598 common shares of the Company (the “Company Shares”), and (iii) 0.0376 common shares of Agnico (the “Agnico Shares”, and (i), (ii), (iii) together referred to as, the “Consideration”). The Transaction will be effected by way of an arrangement under the Canada Business Corporations Act (the “Arrangement”). The terms and conditions of the Arrangement will be summarized in the Company’s management information circular (the “Circular”) to be mailed to holders of Company Shares (the “Shareholders”) in connection with a special meeting of the Shareholders to be held to consider and, if deemed advisable, approve the issuance of up to 156,923,287 Company Shares comprising, in part, the Consideration pursuant to the Arrangement.

We have been retained to provide financial advice to the Company, including our opinion (the “Opinion”) to the board of directors of the Company (the “Board of Directors”) that the Consideration to be issued by the Company pursuant to the Arrangement is fair, from a financial point of view, to the Company.

Engagement of BMO Capital Markets

BMO Capital Markets was formally engaged by the Company pursuant to an engagement agreement dated as of November 2, 2022 (effective as of March 9, 2022) (the “Engagement Agreement”). Under the terms of the Engagement Agreement, BMO Capital Markets has agreed to provide the Company and the Board of Directors with various advisory services in connection with the Arrangement including, among other things, the provision of the Opinion.

BMO Capital Markets will receive a fee for rendering the Opinion. We will also receive certain fees for our advisory services under the Engagement Agreement, a substantial portion of which is contingent upon the successful completion of the Arrangement. The Company has also agreed to reimburse us for our reasonable out-of-pocket expenses and to indemnify us against certain liabilities that might arise out of our engagement.

Credentials of BMO Capital Markets

BMO Capital Markets is one of North America’s largest investment banking firms, with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading, investment research and investment management. BMO Capital Markets has been a financial advisor in a significant number of transactions throughout North America involving public and private companies in various industry sectors and has extensive experience in preparing fairness opinions.

The Opinion represents the opinion of BMO Capital Markets, the form and content of which have been approved for release by a committee of our officers who are collectively experienced in merger and acquisition, divestiture, restructuring, valuation, fairness opinion and capital markets matters.

Independence of BMO Capital Markets

Neither BMO Capital Markets, nor any of our affiliates, is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario) or the rules made thereunder) of the Company, Agnico, the Acquisition Candidate, or any of their respective associates or affiliates (collectively, the “Interested Parties”).

Neither BMO Capital Markets nor any of its affiliates has been engaged to provide any financial advisory services nor has it participated in any financings involving the Interested Parties in the two years prior to initial contact in connection with this engagement, other than: (i) acting as financial advisor to the Company and the Board of Directors pursuant to the Engagement Agreement; (ii) acting as a participant with respect to the revolver facility extension and up tier for the Company; (iii) acting as a participant with respect to a standby letter of credit to Agnico; (iv) acting as a co-agent with respect to the revolver facility extension for the Acquisition Candidate; (v) acting as a co-manager with respect to the US$500 million note offering for the Acquisition Candidate; and (vi) providing cash management services for the Acquisition Candidate.

There are no understandings, agreements or commitments between BMO Capital Markets and any of the Interested Parties with respect to future business dealings. BMO Capital Markets may, in the future, in the ordinary course of business, provide financial advisory, investment banking, or other financial services to one or more of the Interested Parties from time to time.

BMO Capital Markets and certain of our affiliates act as traders and dealers, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of one or more of the Interested Parties and, from time to time, may have executed or may execute transactions on behalf of one or more Interested Parties for which BMO Capital Markets or such affiliates received or may receive compensation. As investment dealers, BMO Capital Markets and certain of our affiliates conduct research on securities and may, in the ordinary course of business, provide research reports and investment advice to clients on investment matters, including with respect to one or more of the Interested Parties or the Arrangement. In addition, Bank of Montreal (“BMO”), of which BMO Capital Markets is a wholly-owned subsidiary, or one or more affiliates of BMO, may provide banking or other financial services to one or more of the Interested Parties in the ordinary course of business.

Scope of Review

In connection with rendering the Opinion, we have reviewed and relied upon, or carried out, among other things, the following:

1.	a draft of the Arrangement Agreement dated November 2, 2022;

2.

certain publicly available information relating to the business, operations, financial condition and security trading history of the Company, Agnico, the Acquisition Candidate and other selected public companies we considered relevant;

3.

certain internal financial, operating, corporate and other information prepared or provided by or on behalf of the Company relating to the business, operations and financial condition of the Company and the Acquisition Candidate;

4.	internal management forecasts, projections, estimates and budgets prepared or provided by or on behalf of management of the Company and the Acquisition Candidate;

5.	discussions with management of the Company relating to the Company’s and the Acquisition Candidate’s current business, plan, financial condition and prospects;

6.	public information with respect to selected precedent transactions we considered relevant;

7.	historical commodity prices and the impact of various commodity pricing assumptions on the business, prospects and financial forecasts of the Company, Agnico and the Acquisition Candidate;

8.	various reports published by equity research analysts and industry sources we considered relevant;

9.

a letter of representation as to certain factual matters and the completeness and accuracy of certain information upon which the Opinion is based, addressed to us and dated as of the date hereof, provided by senior officers of the Company (“Letter of Representation”); and

10.	such other information, investigations, analyses and discussions as we considered necessary or appropriate in the circumstances.

BMO Capital Markets has not, to the best of its knowledge, been denied access by the Company to any information under the Company’s control requested by BMO Capital Markets.

Assumptions and Limitations

We have relied upon and assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions, representations and other material obtained by us from public sources or provided to us by or on behalf of the Company or otherwise obtained by us in connection with our engagement (the “Information”). The Opinion is conditional upon such completeness, accuracy and fair presentation. We have not been requested to, and have not assumed any obligation to, independently verify the completeness, accuracy or fair presentation of any such Information. We have assumed that forecasts, projections, estimates and budgets (including, without limitation, estimates of future resource or reserve additions) provided to us and used in our analyses were reasonably prepared on bases reflecting the best currently available assumptions, estimates and judgments of management of the Company, having regard to the Company’s, and the Acquisition Candidate’s business, plans, financial condition and prospects.

The Letter of Representation includes representations, among other things, that: (i) the Information provided to BMO Capital Markets orally by, or in the presence of, an officer or employee of the Company or in writing by the Company or any of its subsidiaries (as defined in National Instrument 45-106 – Prospectus Exemptions) or any of its or their representatives in connection with our engagement was, at the date the Information was provided to BMO Capital Markets, and is, as of the date hereof, complete, true and correct in all material respects, and did not and does not contain a misrepresentation (as defined in the Securities Act (Ontario)); and (ii) since the dates on which such Information was provided to BMO Capital Markets, except as disclosed in writing to BMO Capital Markets, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company or any of its subsidiaries, and no change has occurred in such Information or any part thereof which would have or which could reasonably be expected to have a material effect on the Opinion.

In preparing the Opinion, we have assumed that the executed Arrangement Agreement will not differ in any material respect from the draft that we reviewed, and that the Arrangement will be consummated in accordance with the terms and conditions of the Arrangement Agreement without waiver of, or amendment to, any term or condition that is in any way material to our analyses.

The Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as of the date hereof and the condition and prospects, financial and otherwise, of the Company, Agnico and the Acquisition Candidate as they are reflected in the Information and as they have been represented to BMO Capital Markets in discussions with management of the Company and its representatives. In our analyses and in preparing the Opinion, BMO Capital Markets made numerous judgments and assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond our control or that of any party involved in the Arrangement.

The Opinion is provided to the Board of Directors for its exclusive use only in considering the Arrangement and may not be used or relied upon by any other person or for any other purpose without our prior written consent. The Opinion does not constitute a recommendation as to how any Company Shareholder should vote or act on any matter relating to the Arrangement. Except for the inclusion of the Opinion in its entirety and a summary thereof (in a form acceptable to us) in the Circular, the Opinion is not to be reproduced, disseminated, quoted from or referred to (in whole or in part) without our prior written consent.

We have not been asked to prepare and have not prepared a formal valuation or appraisal of the securities or assets of the Company or of any of its affiliates, and the Opinion should not be construed as such. The Opinion is not, and should not be construed as, advice as to the price at which the securities of the Company or the Acquisition Candidate may trade at any time. BMO Capital Markets was not engaged to review any legal, tax or regulatory aspects of the Arrangement and the Opinion does not address any such matters. We have relied upon, without independent verification, the assessment by the Company and its legal and tax advisors with respect to such matters. In addition, the Opinion does not address the relative merits of the Arrangement as compared to any strategic alternatives that may be available to the Company.

The Opinion is rendered as of the date hereof and BMO Capital Markets disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to the attention of BMO Capital Markets after the date hereof. Without limiting the foregoing, if we learn that any of the Information we relied upon in preparing the Opinion was inaccurate, incomplete or misleading in any material respect, BMO Capital Markets reserves the right to change or withdraw the Opinion.

Conclusion

Based upon and subject to the foregoing, BMO Capital Markets is of the opinion that, as of November 2, 2022, the Consideration to be issued by the Company pursuant to the Arrangement is fair from a financial point of view to the Company.

Yours truly,

(signed) “BMO Nesbitt Burns Inc.”

BMO Nesbitt Burns Inc.

SPECIAL MEETING OF SHAREHOLDERS

SCHEDULE E

NATIONAL BANK FINANCIAL FAIRNESS OPINION

[See attached.]

November 2, 2022

Board of Directors

Pan American Silver Corp.

1440 - 625 Howe Street

Vancouver, B.C. V6C 2T6

Canada

To the Board of Directors:

National Bank Financial Inc. (“NBF”, “we”, or “us”) understands that Pan American Silver Corp. (“Pan American” or the “Company”) and Agnico Eagle Mines Limited (“Agnico Eagle”) propose to enter into an arrangement agreement (the “Arrangement Agreement”) with Yamana Gold Inc. (“Yamana”) providing for, among other things, (a) the sale by Yamana of its Canadian assets, including certain subsidiaries and partnerships which hold Yamana’s interest in the Canadian Malartic mine, to Agnico Eagle (the “Canadian Assets”) and (b) the acquisition by Pan American of all the issued and outstanding common shares of Yamana (the “Yamana Shares”) pursuant to a plan of arrangement (the “Arrangement”) that will be effected in accordance with section 192 of the Canada Business Corporations Act.

We understand that, pursuant to the Arrangement Agreement:

a)	Agnico Eagle will contribute US$1.0 billion in cash and up to 36,923,126 common shares of Agnico Eagle (the “Agnico Eagle Shares”) as consideration for the Canadian Assets;
b)

immediately following completion of Yamana’s sale of the Canadian Assets to Agnico Eagle, Pan American will acquire all of the outstanding common shares of Yamana in consideration for the issuance of up to 156,923,287 common shares of Pan American (the “Pan American Shares”), applying the ratio set forth below; and

c)

at the effective time of the Arrangement, each holder of Yamana Shares who is not a Dissenting Shareholder (as defined in the Arrangement Agreement) will receive, for each Yamana Share held, US$1.0406 in cash, 0.1598 of a Pan American Share and 0.0376 of an Agnico Eagle Share.

We understand that the Arrangement will be effected pursuant to a court-approved plan of arrangement and will require the approval by holders of (i) at least two-thirds of the votes cast, in person (or online) or by proxy, at a special meeting of Yamana shareholders and (ii) at least a majority of the votes cast, in person or by proxy, at a special meeting of Pan American shareholders (the “Special Meeting”). Further, we understand that the material terms and conditions of the Arrangement and the Arrangement Agreement will be fully described in information circulars (the “Circulars”) to be prepared by each of Pan American and Yamana and mailed to holders of Pan American Shares and Yamana Shares, respectively, in connection with the special meetings of Pan American shareholders and Yamana shareholders referred to above.

Engagement of National Bank Financial

NBF was retained by the Company on approximately October 26, 2022 to act as Pan American’s financial advisor in connection with the Arrangement, including by providing advice and assistance to the board of directors of Pan American (the “Board of Directors”) with respect to considering the Arrangement and by preparing and delivering an opinion (the “Fairness Opinion”) to the Board of Directors as to the

fairness, from a financial point of view, of the consideration payable by Pan American for the Yamana Shares pursuant to the Arrangement. Our engagement was formalized by an engagement letter dated November 2, 2022. The engagement letter provides for the payment by Pan American of a fixed fee for our delivery of this opinion, which amount is payable to us regardless of the conclusion reached by us in this Fairness Opinion and whether or not the Arrangement or any other transaction is completed. In addition, NBF will be reimbursed for its reasonable out-of-pocket expenses and indemnified by Yamana in certain circumstances.

NBF has not been asked to prepare and has not prepared a formal valuation (as defined in Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”)) of any of the securities or assets of Pan American, Agnico Eagle or Yamana and this Fairness Opinion should not be construed as such.

Relationship with Interested Parties

NBF is not an “associated” or “affiliated” entity or an “issuer insider” (as such terms are used in MI 61-101) of Pan American, Agnico Eagle, Yamana, or any of their respective associates or affiliates, nor is it acting as a financial advisor to Agnico Eagle or Yamana in connection with the Arrangement.

In relation to Pan American and its subsidiaries, National Bank of Canada (“NBC”), an affiliate of NBF, is (i) a participant and a co-sustainability agent in the senior secured syndicated revolving credit facility for general corporate purposes and for the purpose of issuing letters of credit and/or guarantees, (ii) a provider of treasury management services such as foreign exchange and metals hedging services, and (iii) a provider of cash management services such as deposit accounts.

In relation to Agnico Eagle and its subsidiaries, NBC is (i) a participant in the syndicated revolving credit facility for general corporate purposes and for the purpose of issuing letters of credit and/or guarantees, (ii) a provider of treasury management services such as foreign exchange and metals hedging services, and (iii) a provider of cash management services such as deposit accounts.

In relation to Yamana and its subsidiaries, NBC is (i) a participant in the syndicated revolving credit facility for general corporate purposes and for the purpose of issuing letters of credit and/or guarantees, (ii) a provider of treasury management services such as foreign exchange and metals hedging services, and (iii) a provider of cash management services such as deposit accounts.

NBF acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of Pan American, Agnico Eagle or Yamana and, from time to time, may have executed or may execute transactions for such companies and clients from whom it received or may receive compensation. NBF, as an investment dealer, conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to Pan American, Agnico Eagle, and Yamana.

Credentials of NBF

NBF is a leading Canadian investment dealer whose businesses include corporate finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. The Fairness Opinion is the opinion of NBF, and the form and content herein has been reviewed and approved for release by a group of managing directors of NBF, each of whom is experienced in merger, acquisition, divestiture, valuation and fairness opinion matters.

Scope of Review

In connection with rendering our Fairness Opinion, we have reviewed and relied upon, or carried out (as the case may be), among other things, the following:

a)	a draft dated October 31, 2022 of the Arrangement Agreement;
b)	the non-binding expression of interest dated October 21, 2022 made by Pan American and Agnico Eagle to Yamana, as amended subsequently prior to the date of this letter;
c)

the following public disclosure documents filed by Yamana on its issuer profile on the System for Electronic Document Analysis and Retrieval (“SEDAR”): (i) Yamana’s management information circular dated October 19, 2022 for the special meeting of Yamana shareholders to be held on November 21, 2022; (ii) the condensed consolidated interim financial statements, notes and management’s discussion and analysis (“MD&A”) for the three and nine months ended September 30, 2022 and 2021; (iii) the NI 43-101 Technical Report of the Wasamac Feasibility Study Update dated July 16, 2021; (iv) the Technical Report on the Agua Rica Integrated Project, Catamarca Province, Argentina Report for NI 43-101 dated August 31, 2022; (v) the NI 43-101 Technical Report Cerro Moro Gold-Silver Mine, Santa Cruz Province, Argentina dated August 26, 2022; (vi) the NI 43-101 Technical Report Minera Florida Gold-Silver-Zinc Mine Metropolitan Region, Chile dated August 31, 2022; (vii) the final short form base shelf prospectus dated April 25, 2022; (viii) the Annual Information Form dated March 28, 2022 for the year ended December 31, 2021; and (ix) the audited consolidated financial statements and MD&A as at and for the years ended December 31, 2021 and 2020;

d)

the following public disclosure documents filed by Pan American on its SEDAR issuer profile: (i) Pan American’s unaudited condensed interim consolidated financial statements, notes and MD&A for the three and nine months ended September 30, 2022 and 2021; (ii) the management information circular dated March 21, 2022 for Pan American’s annual and special meeting held on May 11, 2022; (iii) the Annual Information Form dated February 23, 2022 for the year ended December 31, 2021; (iv) the audited consolidated financial statements and MD&A as at and for the years ended December 31, 2021 and 2020; and (v) the NI 43-101 Technical Report, Updated Mineral Resource and Mineral Estimate for the Timmins West Mine Property, Bristol Township, Timmins, Ontario effective June 30, 2021;

e)	certain internal management budgets prepared by or on behalf of management of Pan American and Yamana that were provided to us in the course of our engagement;
f)	certain other non-public information prepared and provided to us by Pan American’s management, primarily financial in nature, concerning the business, assets, liabilities and prospects;
g)	certain other non-public information prepared and provided to us by Yamana’s management, primarily financial in nature, concerning the business, assets, liabilities and prospects;
h)

various reports published by equity research analysts and industry sources regarding Pan American, Yamana, and other public companies, to the extent deemed relevant by us, in the exercise of our professional judgment;

i)	trading statistics and selected financial information of Pan American, Yamana, and other selected public companies, to the extent deemed relevant by us, in the exercise of our professional judgment;
j)	public information with respect to selected precedent transactions considered by us to be relevant, in the exercise of our professional judgment;
k)

in addition to the written information described above, NBF participated in discussions with Pan American’s senior management team with regards to, among other things, the Arrangement, as well as Pan American’s and Yamana’s business, operations, financial position, budget, key assets and prospects;

l)	consultation with legal counsel to the Company and our external counsel, McCarthy Tétrault LLP;
m)

such other information, discussions (including discussions with third parties) and analyses as NBF considered, in the exercise of our professional judgment, necessary or appropriate in the circumstances; and

n)	a certificate addressed to NBF, from senior officers of Pan American regarding the completeness and accuracy of the information upon which this Fairness Opinion is based.

NBF has not, to the best of its knowledge, been denied access by Pan American to any information under the control of Pan American that has been requested by NBF.

Prior Valuations

Senior Officers of Pan American have represented to NBF that, to the best of their knowledge, there have been no prior valuations (as defined for the purposes of MI 61-101) of Pan American or any of its material assets or subsidiaries prepared within the past twenty-four (24) months.

Assumptions and Limitations

National Bank Financial has relied upon the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions and representations obtained by us (including all of the documents and other information referred to above under “Scope of Review”) from public sources, or provided to us by Pan American, its subsidiaries or their respective directors, officers, associates, affiliates, consultants, advisors and representatives (collectively, the “Information”). We have assumed that the Information did not omit to state any material fact or any fact necessary to be stated to make the Information not misleading. Our Fairness Opinion is conditional upon such completeness, accuracy and fair presentation of the Information. We have not been requested to nor, subject to the exercise of professional judgment, have we attempted to verify independently the completeness, accuracy or fair presentation of the Information or any of it.

Senior officers of Pan American have represented to NBF in a certificate delivered as of the date hereof, among other things, that (i) the Information provided orally by, or in the presence of, an officer or employee of Pan American or in writing by Pan American or any of its subsidiaries, associates or affiliates or their respective representatives, was, at the date the Information was provided to NBF, and is at the date hereof complete, true and correct in all material respects, and did not and does not contain any untrue statement of a material fact in respect of Pan American, its subsidiaries or the Arrangement and did not and does not omit to state a material fact in respect of Pan American, its subsidiaries or the Arrangement necessary to make the Information or any statement contained therein not misleading in light of the circumstances under which the Information was provided or any such statement was made; and that (ii) since the dates on which such Information was provided to NBF, except as disclosed to NBF, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Pan American or any of its subsidiaries and no material change has occurred in the Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Fairness Opinion. With respect to any forecasts, projections, estimates and/or budgets provided by Pan American or, in the case of the Yamana forecast, reviewed by Pan American and used in its analyses, NBF notes that projecting future results of any company is inherently subject to uncertainty. NBF has assumed, however, that such forecasts, projections, estimates and/or budgets were prepared or reviewed using the assumptions identified therein and that such assumptions in the opinion of Pan American, are (or were at the time) reasonable in the circumstances. NBF has relied upon forecasts, projections, estimates and budgets provided by Pan American, each assumed to be reasonably prepared, reflecting the best currently available assumptions, estimates and judgments of Pan American management considering Yamana’s business, plans, financial condition and prospects, and are not, in the reasonable belief of Pan American management, misleading in any material respect. In respect of Yamana, NBF has relied upon forecasts, projections, estimates, and budgets provided by Yamana and reviewed by Pan American, each assumed to be reasonably prepared, reflecting the best currently available assumptions, estimates and judgements of Pan American’s management considering the financial and other information and data, advice, opinions, representations and other material provided to Pan American by Yamana with respect to the Yamana’s business, plans, financial condition and prospects.

NBF has assumed that, in all respects material to its analysis, the Arrangement Agreement executed by the parties will be in substantially the form and substance of the draft provided to us, the representations and warranties of the parties to the Arrangement Agreement contained therein are complete, true and correct in all material respects, such parties will each perform all of the respective covenants and agreements to be performed by them under the Arrangement Agreement, and all conditions to the obligations of such parties as specified in the Arrangement Agreement will be satisfied or waived. NBF has also assumed that all material approvals and consents required in connection with the consummation of the Arrangement will be obtained and, that in connection with any necessary approvals and consents, no limitations, restrictions or conditions will be imposed that would have an adverse effect on Pan American or Yamana.

This Fairness Opinion does not address the relative merits of the Arrangement as compared to other business strategies or transactions that might be available with respect to Pan American or of Pan American’s underlying business decision to effect the Arrangement or any other term or aspect of the Arrangement or the Arrangement Agreement or any other agreement entered into or amended in connection with the Arrangement.

We are not legal, tax or accounting experts and we express no opinion concerning any legal, tax or accounting matters concerning the Arrangement and have relied upon, without independent verification, the assessment by Pan American and Yamana and their legal and tax advisors with respect to such matters. We express no opinion as to the value at which the Pan American shares may trade following completion of the Arrangement.

This Fairness Opinion is rendered as at the date hereof and on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of Pan American and Yamana as they are reflected in the Information and as they were represented to us in our discussions with the management and directors of Pan American and Yamana. In our analyses and in connection with the preparation of our Fairness Opinion, we made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of NBF and any party involved in the Arrangement. This Fairness Opinion is provided to the Board of Directors for their respective use only and may not be relied upon by any other person. NBF disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Fairness Opinion which may come or be brought to the attention of NBF after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Fairness Opinion after the date hereof, NBF reserves the right to change, modify or withdraw the Fairness Opinion. The preparation of a fairness opinion is a complex process and is not necessarily capable of being partially analyzed or summarized. NBF believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create an incomplete view of the process underlying the Fairness Opinion. The Fairness Opinion should be read in its entirety.

This Fairness Opinion is addressed to and is for the sole use and benefit of the Board of Directors in connection with its consideration of the Arrangement and may not be referred to, summarized, circulated, publicized or reproduced or disclosed to or used or relied upon by any party without the express written consent of NBF. This Fairness Opinion is not to be construed or used as a recommendation to any holder of Pan American Shares to vote at the Special Meeting.

Conclusion

Based upon and subject to the foregoing and such other matters as we considered relevant, it is our opinion, as of the date hereof, that the issuance of the Pan American Shares to Yamana shareholders pursuant to the Arrangement is fair, from a financial point of view, to Pan American.

Yours very truly,

(signed) “National Bank Financial Inc.”

SPECIAL MEETING OF SHAREHOLDERS

SCHEDULE F

INFORMATION CONCERNING PAN AMERICAN

Overview

Pan American is engaged in the production and sale of silver, gold and base metals including copper, lead and zinc as well as other related activities, including exploration, extraction, processing, and reclamation. We own and operate silver and gold mines located in Canada, Peru, Mexico, Argentina, and Bolivia. We also own the Escobal mine in Guatemala, which is currently on care and maintenance pending completion of an ILO 169 consultation process. In addition, we are exploring new silver deposits and opportunities throughout North and South America. Pan American is listed on the TSX (Symbol: PAAS) and on the Nasdaq (Symbol: PAAS).

Pan American’s vision is to be the world’s premier silver producer, with a reputation for excellence in discovery, engineering, innovation and sustainable development. To achieve this vision, we base our business on the following strategy:

●	Generate sustainable profits and superior returns on investments through the safe, efficient and environmentally sound development and operation of silver assets.

●	Constantly replace and grow our silver mineral reserves and mineral resources through targeted near-mine exploration and global business development.

●

Foster positive long-term relationships with our employees, our shareholders, our communities and our local governments through open and honest communication and ethical and sustainable business practices.

●	Continually search for opportunities to upgrade and improve the quality of our silver assets both internally and through acquisition.

●	Encourage our employees to be innovative, responsive and entrepreneurial throughout our entire organization.

To execute this strategy, Pan American has assembled a sector-leading team of mining professionals with a depth of knowledge and experience in all aspects of our business, which enables us to confidently advance early stage projects through construction and into operation.

Pan American is determined to conduct its business in a responsible and sustainable manner. Caring for the environment in which we operate, contributing to the long-term development of our host communities and ensuring that our employees can work in a safe and secure manner are core values at Pan American. We are committed to maintaining positive relations with our employees, the local communities and the government agencies, all of whom we view as partners in our enterprise.

We are a company incorporated under the Laws of the Province of British Columbia. Our head office is located at 1440 – 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6 and our registered and records office is located at 1200 Waterfront Centre, 200 Burrard Street, Vancouver, British Columbia, V7X 2T2. Our telephone number is 604-684-1175 and our website is www.panamericansilver.com. The information contained on our website is not incorporated by reference in this Circular.

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For further information regarding Pan American, refer to our filings with the Canadian securities regulatory authorities which may be obtained on Pan American’s issuer profile on SEDAR (www.sedar.com) or our filings with the SEC which are available on Pan American’s issuer profile on EDGAR (www.sec.gov).

Recent Developments

Pan American’s recent developments during 2022 include:

●

The Guatemalan Ministry of Energy and Mines is leading the court-mandated ILO 169 consultation process with the Xinka People in respect of the Escobal mine in Guatemala, and Pan American is a participant. The final meeting of the pre-consultation phase of the process was held on July 20, 2022, and was formally announced at a joint news conference held by the Xinka Parliament and the Guatemalan Ministry of Energy and Mines. A total of eight meetings were held during the pre-consultation phase. The process has now advanced to the consultation phase.

●

As previously disclosed, in June 2010, we completed a framework agreement with Aluminum Corporation of China (“Chinalco”), which required the relocation of core Morococha facilities, including the Amistad processing plant, in stages to enable the gradual expansion of Chinalco’s Toromocho open pit copper mine. In early 2022, we agreed with Chinalco to complete the closure of the Amistad plant and placed the Morococha operation on care and maintenance as we evaluate alternative opportunities, including monetization, joint venture operation of the asset, or accelerating exploration of prospective areas that could enhance the attractiveness of allocating capital to build a new processing facility.

●	On May 5, 2022, we announced the release of our 2021 Sustainability Report, describing Pan American’s efforts and performance in the areas of ESG and including our 2022 goals for ESG performance.

●

On May 31, 2022, we announced that Pan American was officially confirmed as a signatory to the Voluntary Principles (“VPs”) on Security and Human Rights. The VPs are a set of guidelines by which companies in the extractive sector can maintain the safety and security of their operations while ensuring respect for human rights and fundamental freedoms. Since late 2020, Pan American has been implementing the VPs at all its operations, including the Escobal site in Guatemala that is on care and maintenance. As of January 2022, all of the Company’s operations were compliant with the VPs on Security and Human Rights. Training and audits will be performed on an annual basis and progress reported upon in Pan American’s annual sustainability report.

●

On May 31, 2022, we announced that Pan American has been accepted as Observers of the International Code of Conduct Association (“ICoCA”) for Security Providers. Pan American has requested that all our contracted security providers qualify as a member of good standing of ICoCA, and the Observer status allows us to monitor the implementation of procedures and practices by our contracted security providers to comply with ICoCA’s International Code of Conduct. Pan American’s Communities and Sustainable Development Committee of the Pan American Board regularly reviews security matters, incidents, and activities across the Company.

●

On September 14, 2022 we announced an updated mineral resource estimate for our 100% owned La Colorada Skarn deposit in Zacatecas, Mexico. The estimated indicated mineral resource totals 95.9 million tonnes containing 94.4 million ounces of silver grading 31 g/t, 2.7 million tonnes of zinc grading 2.77% and 1.2 million tonnes of lead grading 1.28%. In addition, the estimated inferred mineral resource now totals 147.8 million tonnes containing 132.9 million ounces of silver grading 28 g/t, 3.4 million tonnes of zinc

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grading 2.29% and 1.5 million tonnes of lead grading 1.04%. The updated mineral resource estimate is a significant increase relative to our previous mineral resource estimate released on August 4, 2020.[24]

●

On November 4, 2022, Pan American and Agnico announced that they had submitted the unsolicited Final Binding Offer to Yamana with respect to the Arrangement. The Yamana Board determined in good faith, after consultation with its outside financial and legal advisors and upon the unanimous recommendation of the Yamana Special Committee, that the Final Binding Offer constituted a “Yamana Superior Proposal” as defined by, and in accordance with, the terms of the Gold Fields Agreement. Following a waiver by Gold Fields of its five business day matching right and response period under the Gold Fields Agreement, on November 8, 2022, the Yamana Board changed its recommendation with respect to the pending transaction with Gold Fields and unanimously recommended that Yamana Shareholders vote against the transaction with Gold Fields at the special meeting of Yamana Shareholders which was scheduled for November 21, 2022. The Arrangement Agreement, as a “Permitted Acquisition Agreement” under the Gold Fields Agreement, was to become effective upon the Gold Fields Agreement not being approved by Yamana Shareholders at the shareholder meeting unless Gold Fields elected to terminate the Gold Fields Agreement before that time. On November 8, 2022, Gold Fields terminated the Gold Fields Agreement and the Arrangement Agreement became effective as of the time of such termination. The special meeting of Yamana Shareholders previously scheduled for November 21, 2022 in connection with the pending transaction with Gold Fields was cancelled, and Yamana paid a termination fee of $300 million to Gold Fields in accordance with the Gold Fields Agreement, less applicable withholding taxes, $150 million of which was funded by Pan American in accordance with the terms of the Arrangement Agreement.

Description of Share Capital

As at December 19, 2022, there were: (i) 210,688,063 Pan American Shares validly issued and outstanding as fully-paid and non-assessable shares; (ii) 376,967 outstanding Pan American Options providing for the issuance of 376,967 Pan American Shares upon the exercise thereof; (iii) 313,883,990 outstanding Pan American CVRs providing for the issuance of 15,600,034 Pan American Shares upon the exercise thereof; and (iv) 554,932 outstanding Pan American restricted share units providing for the issuance of 554,932 Pan American Shares upon the exercise thereof. Our shares are listed on the TSX under the symbol “PAAS” and Nasdaq under the symbol “PAAS”.

The holders of our shares are entitled to one vote per share at all meetings of our shareholders, to receive dividends as and when declared by the Pan American Board and to receive a pro rata share of our assets available for distribution to the shareholders in the event of the liquidation, dissolution or winding-up the Company. There are no pre-emptive, conversion or redemption rights attached to our shares.

In connection with Pan American’s acquisition of Tahoe Resources Inc. (“Tahoe”), Pan American issued 313,887,490 contingent value rights (each, a “CVR”) to Tahoe shareholders, each CVR having a term of ten years and being exchangeable for 0.0497 of a Pan American Share upon first commercial shipment of concentrate following restart of operations at the Escobal mine. The CVRs are not entitled to any voting or dividend rights, and the CVRs do not represent any equity or ownership interest in Pan American or any of its affiliates.

Dividends

The Pan American Board has approved a dividend policy on February 23, 2022, which adds a variable amount to a base dividend of $0.10 per common share paid on a quarterly basis. The variable quarterly dividend will be linked to the net cash on the balance sheet for the previous quarter, as illustrated in the following table:

24 Please see Pan American’s news release dated September 14, 2022 for details on the mineral resource estimate for the La Colorada Skarn deposit available electronically on Pan American’s issuer profile on SEDAR at www.sedar.com or in the United States through EDGAR at the website of the SEC at www.sec.gov.

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Net Cash(1)	Base Dividend per Quarter	Variable Dividend per Quarter	Total Dividend per Quarter

Less than $100 million	$0.10 per share	$0.00 per share	$0.10 per share

$100 million to less than $200	$0.10 per share	$0.01 per share	$0.11 per share

$200 million to less than $300	$0.10 per share	$0.02 per share	$0.12 per share

$300 million to less than $400	$0.10 per share	$0.06 per share	$0.16 per share

$400 million or greater	$0.10 per share	$0.08 per share	$0.18 per share
Note:
(1)	Net cash and total debt are non-GAAP measures; please refer to the “Non-GAAP and IFRS Measures” section on page 10 of this Circular for further information.

Specific dates and amounts of future dividends will be determined by our Board on an ongoing basis. Our Board may, in the future, modify our dividend policy in its discretion. Our Board will consider a variety of factors when making its dividend decisions, including availability of and sources of cash, future anticipated funding needs, general and regional economic conditions, and expectations with respect to operational matters such as anticipated metals production and metals prices.

Consolidated Capitalization

See “Consolidated Capitalization” under the heading “Pan American Post-Arrangement” in this Circular for details.

Material Contracts

Except as otherwise disclosed in this Circular and as discussed in the Pan American Annual Information Form, during the 12 months prior to the date of this Circular, Pan American has not entered into any contracts, nor are there any contracts still in effect, that are material to Pan American or any of its Subsidiaries, other than contracts entered into in the ordinary course of business. See “Material Contracts” in the Pan American Annual Information Form, which is incorporated by reference in this Circular.

Risk Factors

An investment in the securities of Pan American, including the Pan American Shares, is subject to certain risks. Investors should carefully consider the risk factors described under the heading “Risks Related to our Business” in the Pan American Annual Information Form dated February 23, 2022, for the year ended December 31, 2021, and under the heading “Risks and Uncertainties” in the MD&A of Pan American for the three and nine months ended September 30, 2022 and 2021, both of which are incorporated by reference in this Circular, as well as the risk factors set forth elsewhere in this Circular. The risk factors identified in this Circular and the documents incorporated by reference are not exhaustive and other factors may arise in the future that are currently not foreseen by management of Pan American that may present additional risks in the future.

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Price Range and Trading Volumes of Pan American Shares

The principal markets on which our shares trade are the TSX and Nasdaq. The following tables set forth, for the periods indicated, the reported high and low quotations and the aggregate volume of trading of our shares on the TSX and Nasdaq.

	TSX			Nasdaq

Period	Price Range			Price Range
	High (CAD$)	Low (CAD$)	Volume (#)	High ($)	Low ($)	Volume (#)
December 2021	33.14	27.65	8,597,413	25.17	22.09	12,286,222
January 2022	31.77	26.52	10,159,249	24.90	21.13	13,821,581
February 2022	32.34	26.59	11,053,233	24.60	21.22	12,970,148
March 2022	37.17	30.09	16,818,596	28.30	25.56	19,433,685
April 2022	38.51	31.14	8,165,603	29.95	24.38	11,676,756
May 2022	33.38	26.92	8,922,268	25.89	21.01	11,926,065
June 2022	30.45	25.24	9,133,878	23.99	19.67	11,420,683
July 2022	26.28	22.81	8,044,108	20.33	18.05	11,380,084
August 2022	27.45	19.48	11,384,567	21.08	14.88	15,607,782
September 2022	22.38	18.95	12,420,831	16.57	14.50	13,825,455
October 2022	23.77	21.00	9,728,712	17.25	15.32	1,685,700
November 2022	22.61	18.14	23,325,137	16.39	13.64	32,771,368
December 2022(1)	23.66	21.36	9,238,463	17.50	15.70	11,185,094

Note:

(1)	From December 1 to December 20, 2022.

The closing price of our shares on the TSX and Nasdaq on November 3, 2022, the last trading day prior to the announcement of our intention to acquire Yamana, was CAD$20.93 and $15.25, respectively.

The closing price of our shares on the TSX and Nasdaq on December 19, 2022, was CAD$21.42 and $15.70, respectively.

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Prior Sales

The following table sets forth information in respect of issuances or purchases of Pan American Shares and securities that are convertible or exchangeable into Pan American Shares within the 12 months prior to the date of this Circular, including the price at which such securities have been issued, the number of securities issued, and the date on which such securities were issued:

Date	Security	Price per Security or Exercise Price (CAD$)	Number of Securities
March 8, 2022	Common Shares	$9.76	16,576	(1)
March 14, 2022	Common Shares	$26.54	555	(2)
March 31, 2022	Common Shares	$23.61	9,799	(3)
April 6, 2022	Common Shares	$17.53	5,848	(4)
April 7, 2022	Common Shares	$17.53	4,318	(4)
April 8, 2022	Common Shares	$17.53	2,000	(4)
April 12, 2022	Common Shares	$9.76	4,535	(1)
April 13, 2022	Common Shares	$18.64	10,064	(5)
May 25, 2022	Common Shares	$28.48	14,745	(6)
August 25, 2022	Common Shares	$17.02	12,245	(7)
December 5, 2022	Common Shares	$9.76	10,000	(1)
December 8, 2022	Common Shares	$9.76	3,602	(1)
December 9, 2022	RSUs	$22.95	341,060	(8)
December 9, 2022	Options	$22.95	191,649	(8)
December 9, 2022	Common Shares	$22.95	136,252	(8)

Notes:

(1)	Issued upon the exercise of Pan American Options with an exercise price of $9.76.
(2)	Issued upon the exercise of Pan American Options with an exercise price of $26.54.
(3)	Issued upon the exercise of Pan American Options with an exercise price of $23.61.
(4)	Issued upon the exercise of Pan American Options with an exercise price of $17.53.
(5)	Issued upon the exercise of Pan American Options with an exercise price of $18.64.
(6)	Issued to Pan American directors as part of their annual director’s compensation.
(7)	Issued upon the exercise of Pan American Options with an exercise price of $17.02.
(8)	Issued pursuant to Pan American’s Long-Term Incentive Plan.

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Description of Mineral Properties

Pursuant to National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”), we have identified the following properties and projects as being material as at the date hereof: the La Colorada mine, the Dolores mine, the Huaron mine, the Shahuindo mine, the Timmins West mine and the Bell Creek mine. We have also identified the currently-suspended Escobal mine as a material property. We do not consider any of our other mines, development or investment properties to be material properties for the purposes of NI 51-102.

Information regarding the La Colorada mine, the Timmins West mine, the Bell Creek mine and the Escobal mine is set out in the Pan American Annual Information Form, which is incorporated by reference herein. The following information contains property summaries for the Dolores mine, Huaron mine and Shahuindo mine, which supersedes any information pertaining to these properties, their mineral reserves and their mineral resources set out in the Pan American Annual Information Form.

Dolores Mine

Scientific and technical disclosure in this Circular for the Dolores mine is based on the technical report relating to the Dolores mine entitled “Technical Report for the Dolores Property, Chihuahua, Mexico” dated effective June 30, 2022, by M. Wafforn, C. Emerson and A. Delgado prepared in accordance with NI 43-101. Such technical report has been filed on Pan American’s issuer profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Project Description, Location, and Access

The Dolores mine is an open pit silver-gold mine located in Chihuahua state, Mexico, approximately 250 km west of the city of Chihuahua. The main road access to the Dolores mine is via 92 km of unpaved roads leading north from Yepachic, Chihuahua. An unpaved landing strip suitable for light aircraft is located about eight kilometers from the mine and provides access for personnel.

The Dolores mine mineral rights are held under three contiguous mining concessions with a total area of 27,700 hectares. We make the required payments to maintain the mining concessions and have agreements in place granting surface rights and legal access to the mining operations. To our knowledge, all obligations required for the conduct of mining operations at the Dolores mine are currently in good standing.

Ejido Huizopa, a local ejido community, owns the majority of the surface rights on the Dolores mine. An ejido is an area of communal land registered with the National Agrarian Registry of Mexico and parceled out to community members for agricultural use. We have surface rights agreements with Ejido Huizopa and with several individual members of Ejido Huizopa dating from November 2006, which allow for irrevocable access and the right to carry out exploration and mining activities for a term of 15 years with a right to extend for a further 15 years. The agreement was renegotiated in 2009 so the initial 15-year period extends until 2024. Discussions on the terms of the 15-year extension are already in progress. These surface rights provide us with access to our mining operations, waste storage areas, heap leach pad areas, and other facilities.

All of the known mineralized zones, mineral resources and mineral reserves, mine workings, processing plant, effluent management and treatment systems, and heap leach pad areas relating to the Dolores mine are located within the boundaries of the concessions and surface rights.

A net smelter return royalty of 2.5% on silver production and 3.75% on gold production is payable to RG Mexico Inc., a Subsidiary of Royal Gold Inc. and the government of Mexico. There are no other known back-in rights, payments, agreements, or encumbrances in place.

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While there are no known significant factors or risks that we currently expect to be reasonably likely to affect access or title, or the right or ability to perform work on the Dolores mine, including permitting and environmental liabilities, see “Risks Related to our Business” in the Pan American Annual Information Form, which is incorporated by reference into this Circular.

History

After some earlier work consisting of Placer mining, which began in the region of the Dolores mine in the 1860s and was, followed by lode mining in 1898, the Dolores mine lay idle until Minefinders Corp. Ltd. (“Minefinders”) acquired the Dolores mine in 1993.

We acquired the Dolores mine from Minefinders at the end of March 2012 and assumed control of open pit mining operations in April 2012. We have operated the mine since then, have built increased heap leach pad capacity, connected the mine to the Chihuahua electrical grid with a power line and constructed a pulp agglomeration plant. In addition, we commenced underground mining in 2016 and after nearly six years of mining put the underground mining operation on care and maintenance in April 2022.

Geological Setting, Mineralization, and Deposit Types

The Dolores mine is located in the Sierra Madre Occidental volcanic belt, which comprises calc-alkaline batholiths and volcano sedimentary rocks of the Lower Volcanic Series and ignimbrites of the Upper Volcanic Series.

The San Francisco fault and its footwall host most of the mineralization at the Dolores mine. The immediate footwall and hanging wall of the fault forms a 500 metre wide northwest-striking corridor of igneous intrusions.

Low sulphidation epithermal silver and gold mineralization is hosted in north-northwest trending hydrothermal breccias and sheeted vein zones in the order of five metres to ten metres wide. Most high grade mineralization occurs along three major structures. Silver and gold mineralization identified on the surface lies over an area 4,000 metres long and up to 1,000 metres wide.

The highest grade mineralization at the Dolores mine occurs within the San Francisco Breccia, a well-defined and continuous hydrothermal breccia and stockwork zone that occurs in the immediate footwall of the post-mineralization San Francisco fault. The breccia trends further away from the fault towards the north until it joins a second major breccia zone known as the Alma Maria Breccia.

Hydrothermal breccias carry the highest silver and gold grades and pass outward into vein stock works. The veins are thin, rarely over 30 millimetres, and tend to occur as sheeted swarms. Economically mineable grades occur where the veins are sufficiently closely spaced.

Exploration

Minefinders carried out reconnaissance geological mapping, detailed mapping, and geophysical surveys including induced polarization surveys, resistivity surveys, and magnetic surveys. Minefinders also collected rock chip samples from the surface and underground, and followed up on promising targets with both reverse circulation and diamond drilling.

Since we acquired the Dolores mine, staff and consulting structural geologists have carried out near mine surface geological and structural mapping, and surface sampling on the continuity of the San Francisco and Alma Maria structures. The Dolores mine has been in operation for some time and exploration has not been a focus. Mapping

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and sampling adjacent to the deposit has assisted in demonstrating continuity of the structures and aided in interpretation.

Drilling

From September 2016 until June 2022, we have carried out both surface and underground drilling. Drilling is conducted by private drilling contractors under the supervision of the mine geology department. Drilling is by diamond drilling from surface and underground and by reverse circulation drilling using industry standard drill machines and downhole survey tools. We will continue to explore the deposit at depth, testing the down dip extensions of the currently defined mineralization.

Sampling, Analysis, and Data Verification

Reverse circulation drillholes were sampled from the length of each drill rod and diamond drillhole samples are selected according to geological features. Most drill core samples have been taken at 2 metre intervals. The samples are maintained in secure facilities and are under the control of our employees or the independent laboratory at all times. We have no reason to believe that the validity and integrity of the samples has been compromised.

For Minefinders, samples were collected by truck from the Dolores mine by the commercial sample preparation laboratory in use at the time, which included Bondar-Clegg (since acquired by ALS) of Chihuahua, Mexico, ALS of Hermosillo, Mexico, or Inspectorate of Hermosillo, Mexico. For Pan American, the samples were collected weekly from site by the Durango laboratory of SGS until 2019. Currently, samples for offsite analysis are collected by Actlabs laboratories located in Zacatecas. This alternates with our own internal laboratory. Offsite samples are taken to the laboratory for sample preparation and analysis, and the handover is at the Dolores mine. The cores are kept in a secure core storage area where all historical and Pan American cores are stored.

Silver assays were mostly prepared using a multi-acid digestion technique and atomic absorption (“AA”) spectrometry. Any assay overlimits were re-assayed using fire assay with gravimetric finish. Gold was analyzed using fire assay with AA finish and with gravimetric finish for any AA overlimits. Since acquiring the Dolores mine, we have sent samples to SGS Laboratories in Durango, Mexico. Samples are assayed for gold using fire assay with AA finish, and by fire assay with gravimetric finish for any AA overlimits. Silver is analysed by three acid digestion with inductively coupled plasma atomic emission spectroscopy (“ICP-AES”) finish for trace silver values, by three acid digest with AA finish for ICP-AES overlimits, and by fire assay with gravimetric finish for any AA overlimits.

The mine geology department conducts a quality assurance / quality control (“QAQC”) program that is independent from the laboratory. The program includes the insertion of certified reference material (“CRM”), blanks and duplicate samples. QAQC compliance over the 2012 to mid 2022 period is slightly below the accepted norms for the whole period. CRMs contain standard, predetermined concentrations of material (silver and gold in this case) which are inserted into the sample stream to check the analytical accuracy of the laboratory. While most CRMs have performed well, significant dispersion on certain CRMs for silver and gold has been recorded. All samples associated with the failed standard were sent for re-analysis as part of the QAQC protocol. The silver failures are a mixture of high and low and do not show any bias. The gold failures mostly associated with the higher CRM gold grade. We have implemented a program whereby any failures are noted immediately and re-analyzed where appropriate. Overall, the CRM performance shows acceptable laboratory accuracy.

Mineral Processing and Metallurgical Testing

Following acquisition of the mine in April 2012, Pan American established a metallurgical test program. Pan American selected 521 drill core samples that represented the deposit in terms of grade, ore type (oxidation state),

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and lithology in the proportions expected to be processed during the LOM. Test work included cyanidation column leach tests, grinding and comminution studies, filtration tests, compaction and permeability tests. In addition, monthly production composites of the heap leach material and pulp agglomerates are collected, and column leach tests are carried out as part of the metallurgical test-work quality control.

Mineral Resource and Mineral Reserve Estimates

Management estimates that mineral reserves for the Dolores mine, effective June 30, 2022, are as follows:

Location	Category	Tonnes	Grade		Contained metal
		Mt	Ag g/t	Au g/t	Ag Moz	Au koz
	Proven	9.2	22	0.70	6.4	205.3
Open pit	Probable	4.1	18	0.60	2.4	77.7
	Total	13.2	21	0.66	8.8	283.0
	Proven	3.7	18	0.25	2.2	30.0
Stockpiles	Probable				-	-
	Total	3.7	18	0.25	2.2	30.0
	Proven	12.9	21	0.57	8.6	235.4
Total	Probable	4.1	18	0.60	2.4	77.7
	Total Reserves (Proven and Probable)	17.0	20	0.57	11.0	313.1

Notes:

(1)

Cut-off values use a value/tonne calculation. The value/tonne is based on a combination of metal price and individual metal recoveries which are variable throughout the deposit. The cut-offs used to report the open pit are a value/tonne of $12.30 for heap leach and $26.50 for pulp agglomeration. Totals may not compute exactly due to rounding.

(2)	Metal prices used are $19 per ounce of silver and $1,600 per ounce of gold.
(3)	Mineral reserve estimates were prepared under the supervision of or were reviewed by Martin Wafforn, Senior Vice President, Technical Services and Process Optimization of Pan American.
(4)	Mineral reserves are in addition to mineral resources.

Management estimates that mineral resources at the Dolores mine, effective June 30, 2022, are as follows:

Classification	Tonnes	Grade		Contained metal
	Mt	Ag g/t	Au g/t	Ag Moz	Au koz
Measured	2.1	30	0.53	2.1	36.5
Indicated	0.8	57	1.13	1.5	29.7
Measured + Indicated	3.0	38	0.70	3.6	66.2
Inferred	2.5	29	0.92	2.4	74.4

Notes:

(1)	Mineral resources exclude those mineral resources converted to mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability.
(2)

The cut-offs used to report the open pit are a value/tonne of $12.30 for heap leach and $26.50 for pulp agglomeration. The cut-off used to report the underground area is a value/tonne of $73.5, and all material is assumed to be processed through the pulp agglomeration plant. Totals may not add up due to rounding.

(3)	Metal prices used are $22 per ounce of silver and $1,700 per ounce of gold.
(4)	Mineral resource estimates were prepared under the supervision of or were reviewed by Christopher Emerson, FAusIMM, Vice President, Business Development and Geology of Pan American.

Mineral resource estimates were prepared using kriging methods within three-dimensional geological interpretations. The block model was classified for measured, indicated, and inferred confidence categories depending on the location of the block relative to the number of drillhole intersections available to estimate each block, as well as other factors affecting confidence in the estimate.

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The mineral resource estimate is depleted annually for mining in the previous year. Planned dilution and loss are applied to the block model and a value per tonne is applied to each block. An optimized pit shell was selected after using Whittle software to generate a series of nested pits using geotechnical parameters and the measured and indicated class only blocks in the mineral resource model. Inferred and waste class blocks were assigned no value. Using the selected pit shell as a basis, MineSight software was used to add in ramps, phases, and practical access to complete a pit design. The final pit design develops in a series of phased outward expansions. Mineral resources that can be economically mined are converted to mineral reserves.

Mineral reserve and mineral resource estimates are based on assumptions that include mining, metallurgical, infrastructure, permitting, taxation, and economic parameters. Increasing costs and taxation and lower metal prices will have a negative impact on the quantity of estimated mineral reserves and mineral resources. There are no other known factors that may have a material impact on the estimate of mineral reserves and mineral resources.

Mining Operations

Mining at the Dolores mine is by standard open pit methods using shovels, loaders, and haul trucks.

Processing and Recovery Operations

The Dolores mine uses conventional cyanide heap leaching and Merrill-Crowe technology on the crushed ores to produce gold and silver doré. The high grade portion of the ore is processed through the pulp agglomeration treatment plant and is conveyed with the lower grade portion to the heap leach pads for leaching. The pulp agglomeration plant is comprised of crushing, grinding, particle size classification, filtration, agglomeration, and reagent facilities. The average combined plant throughput of the high grade and low grade portions has been 21,300 tonnes per day (tpd).

From the acquisition of the Dolores mine in 2012 to June 30, 2022, we have stacked 66.7 million tonnes of ore on the leach pads, producing 1,042.5 thousand ounces of gold and 38.8 million ounces of silver.

We have contracts in place with Asahi Refining USA Inc. of Salt Lake City, Utah, Republic Metals Corporation of Miami, Florida, and Met-Mex Peñoles S.A. de C.V. of Torreon, Mexico, for refining the doré produced at the Dolores mine. The doré is transported to these facilities where it is refined to the London Good Delivery specification. Once refined, the good delivery gold and silver is sold on the international market to bullion banks, financial institutions, and traders. To date, no issues have been encountered in securing the sale of the refined metal from the Dolores mine, however, there can be no certainty that we will always be able to do so or what terms will be available at the time. See “Risks Related to our Business” in the Pan American Annual Information Form, which is incorporated by reference into this Circular.

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Our revenue from the doré produced by the Dolores mine was as follows:

2021	Revenue[1,2]	Quantity Sold
Silver and Gold in Doré	$342.6 million	2,309,100 ounces of silver
158,071 ounces of gold
2020	Revenue[1,2]	Quantity Sold
Silver and Gold in Doré	$250.2 million	4,063,450 ounces of silver
96,179 ounces of gold
2019	Revenue[1,2]	Quantity Sold
Silver and Gold in Doré	$248.7 million	4,924,110 ounces of silver
120,731 ounces of gold

Notes:

(1)	Consists of sales to arm’s length customers.
(2)	Calculated as gross revenue plus export credit incentives (as applicable), less treatment and refining charges and export taxes.

Infrastructure, Permitting, and Compliance Activities

The mine workings, processing facilities, leach pads, waste disposal areas, effluent management and treatment facilities, roads, and power and water lines have all been constructed and are located within the boundaries of the mining leases and surface rights controlled by us. A 98 km long power line, connected to the Mexican national grid in 2016, supplies power to the mine and is sufficient for the current needs of the operation. Back -up power is available on site by six 1,800 kilowatt Cummins and two 1,200 kilowatt Caterpillar diesel generators.

To the best of our knowledge, we hold all necessary environmental and operating permits for the development and operation of the mine and are in compliance with Mexican Law in all material aspects. The Environmental Impact Study or Manifestation permit, originally obtained in 2006, was updated in April 28, 2022 to cover phase 11 of the pit and the remaining mine life.

Water for the operations is sourced from wells, pit and underground dewatering, and an onsite water storage dam (the Chabacan dam has a capacity of 1.2 million cubic metres), with a back-up system to supply water from the nearby Tutuaca River, if required. The permitted water usage from the Tutuaca River is 2.0 million cubic metres per annum at a maximum rate of 64 liters per second and the water extraction permit remains in good standing should it be required in the future.

A closure cost estimate for the Dolores mine prepared according to State of Nevada approved Standard Reclamation Cost Estimator (“SRCE”) methodology is updated every year. The current SRCE model estimates the undiscounted value of reclamation costs or environmental liability for the Dolores mine to be approximately $64.1 million. Reclamation bonds are not currently a legal requirement in Mexico. See “Narrative Description of the Business – Environment, Social and Governance” in the Pan American Annual Information Form, which is incorporated by reference into this Circular.

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Capital and Operating Costs

We estimate that sustaining capital expenditures in 2022 will be $33.4 million, primarily for pre stripping of phase 10a and the construction of heap leach pad capacity. Future sustaining capital costs will be dependent on requirements and reserve growth if any. The cost of constructing heap leach pad capacity is estimated to average $2.62 per tonne over the remainder of the mineral reserves.

The direct operating costs at the Dolores mine for 2022 are estimated to total approximately $185.8 million.

Exploration, Development, and Production

The Dolores mine was originally expected to produce between approximately 2.85 and 3.15 million ounces of silver and between approximately 157.5 and 179.0 thousand ounces of gold in 2022, however the anticipated 2022 annual silver and gold production from the Dolores mine is now expected to decrease primarily as a result a negative grade reconciliation on Phase 9B of the open pit. We plan to complete brownfield exploration in 2022, including 5,000 metres of drilling.

Huaron Mine

Scientific and technical disclosure in this Circular for the Huaron mine is based on the technical report relating to the Huaron mine entitled “Technical Report for the Huaron Property, Pasco, Peru” dated effective October 30, 2022, by M. Wafforn, C. Emerson and A. Delgado prepared in accordance with NI 43-101. Such technical report has been filed on Pan American’s issuer profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Project Description, Location, and Access

The Huaron mine is an underground silver mine located 320 kilometres northeast of Lima in the Huayllay district of the province of Pasco in Peru. The nearest town is Cerro de Pasco, and access from Lima is available by rail or paved highway.

Pan American is the 100% owner of the Huaron mine and the mining concessions, through its wholly-owned Subsidiary, Pan American Silver Huaron S.A. The mineral rights are held on 171 mining concessions with a combined area of 15,576.31 hectares. There are three types of concessions present on the Huaron mine, including mining concessions, which grant holders of the concessions the right to explore and exploit the mineral resources within the concession; processing concessions, which grant the right to process minerals, and concessions which grant the right to provide auxiliary services to the mining concessions. Mining concession titles have been granted by and are registered with the Institute of Geology, Mining, and Metallurgy of Peru, and we pay an annual fee to keep the licenses in good standing.

The known mineralized zones, mineral resources, mineral reserves, mine workings, processing plant, tailing storage facilities, effluent management and treatment systems, and waste rock storage facilities are located within our concessions.

To the best of our knowledge, the Huaron mine is not subject to any overrides, back-in rights, payments, or other agreements and encumbrances. Our Peruvian operations are subject to governmental taxes, fees and duties, including a mining royalty tax and a special mining tax (“SMT”). The royalty is applied on a company’s operating income and is based on a sliding scale with marginal rates ranging from 1% to 12% with a minimum royalty rate of 1% of sales regardless of its profitability.

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While there are no known significant factors or risks that we currently expect to be reasonably likely to affect access or title, or the right or ability to perform work on the Huaron mine, including permitting and environmental liabilities, please see “Risks Related to our Business” in the Pan American Annual Information Form, which is incorporated by reference into this Circular.

History

The first underground mine, mill, and supporting villages were originally built in 1912 by a Subsidiary of the French Penarroya Company and was sold to Mauricio Hochschild & Cia. Ltda. (“Hochschild”) in 1987. In April 1998, a portion of the bed of the nearby Lake Naticocha collapsed and flooded the neighbouring Animon underground mine and then the Huaron mine through interconnected tunnels, causing its closure. The water level in the lake, which provided the source of floodwater, is currently maintained well below the level where it flooded into the old workings and we do not expect further flooding.

There is no available exploration data collected by previous operators other than diamond drilling. Channel samples were taken by the French Penarroya Company and by Hochschild, but no details on the nature and results of the samples are available, and none of the channel samples collected by previous owners are used in the estimation of mineral resources and mineral reserves.

Prior to our acquisition of the Huaron mine, approximately 22 million tonnes of silver-rich base metal sulphide ore was produced at the Huaron mine and processed on site.

We have been producing from the Huaron mine since 2001.

Geological Setting, Mineralization, and Deposit Types

The Huaron mine is located within the Western Cordillera of the Andes Mountains and the regional geology is dominated by Machay Group limestones and Pocobamba continental sedimentary rocks. These groups have been deformed by the Huaron mine anticline, the dominant structural feature of the area. The limestones and sedimentary rocks are strongly folded and intruded by quartz monzonites and quartz monzonite dikes with associated fracturing. Following the intrusion of the dikes, the sedimentary rocks were further compressed and fractured, and the fractures were subsequently mineralized by hydrothermal fluids forming the Huaron mine deposit.

The main lithology in the area of the Huaron mine is a sequence of continental redbeds of the Casapalca Formation which unconformably overlie massive marine limestones. North-south trending sub-vertical porphyritic quartz monzonite dykes crosscut the mine stratigraphy. The Huaron mine deposit is located within an anticline with an axis striking approximately north-south and plunging gently to the north. There are two main fault systems. One system comprises north-south striking thrust faults, parallel to the axis of the anticline, and the other comprises east-west striking tensional faults.

The Huaron mine is a hydrothermal polymetallic deposit of silver, lead, zinc, and copper mineralization hosted within structures likely related to the intrusion of monzonite dikes, principally located within the Huaron mine anticline. Mineralization is encountered in veins parallel to the main fault systems, in replacement bodies known as “mantos” associated with the calcareous sections of the conglomerates and other favourable stratigraphic horizons, and as dissemination in the monzonitic intrusions at vein intersections.

The mineralized veins vary from a few centimetres to up to 10 metres wide, and may extend along strike for up to 1,800 metres. Vein orientations vary but generally trend east-west or north-south.

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Exploration

The historical exploration work was carried out in the form of underground drifting and mining, and no historical mineral resource and mineral reserve estimates were completed or published. Since we acquired the Huaron mine, exploration has comprised underground diamond drilling and channel sampling, which is used to estimate mineral resources and mineral reserves.

Drilling

All underground holes are drilled by an external drilling contractor under Pan American supervision. Drilling is carried out using industry standard underground diamond drill rigs capable of drilling BQ, NQ, and HQ diameter core. The collar coordinates and bearing and dip are surveyed with a total station instrument and the drillhole deviation is measured regularly using a down hole survey instrument.

Sampling, Analysis, and Data Verification

Diamond drillhole and underground channel samples vary between 0.1 metres and 1.5 metres in length. No specific security measures are taken with the samples, but as the samples are prepared and analyzed within the confines of the general mine security enclosures, there is no reason to believe that the validity and integrity of the samples have been compromised.

Both channel and drill core samples are placed in new, clean plastic bags with two sample number tags on the inside and one number and barcode tag on the outside. The bags are sealed with a metal strip prior to transmission to the on-site laboratory, which is not certified by any standards association but is managed and operated by the international commercial laboratory firm, SGS (Certifications: ISO 14001, OHSAS 18001, NTP-ISO/IEC 17020, NTP-ISO/IEC 17025 AND NTP-ISO/IEC 17065) until June 2021 and Inspectorate Bureau Veritas (Certifications: ISO 9001, ISO 17025, ISO 45001 and ISO 14001) after June 2021. Assays for silver, zinc, lead, and copper are performed using acid digestion and AA finish.

The mine geology department conducts a QAQC program that is independent from the laboratory. The program includes the insertion of certified standards, blanks and duplicate samples. There is evidence of standard and blank identification labelling errors, but overall, the results were acceptable and indicate reasonable accuracy at the laboratory.

Mineral Processing and Metallurgical Testing

As part of normal plant operating procedures, routine metallurgical test work is undertaken on an annual basis to evaluate veins metallurgical performance and to manage the ore blend necessary to produce an optimal concentrate product. Metal recovery forecasts used in our mine plans are based on the historical performance of the plant operations and the tonnes and grade of material that is planned to be mined.

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Mineral Resource and Mineral Reserve Estimates

Management estimates that mineral reserves at the Huaron mine, effective June 30, 2022, are as follows:

			Ag

Classification	Tonnes Mt	Ag g/t	contained	Cu %	Pb %	Zn %
			metal Moz
Proven	7.0	169	38.1	0.54	1.51	2.97
Probable	3.9	167	21.1	0.30	1.63	2.97
Proven + Probable	11	168	59.2	0.45	1.55	2.97

Notes:

(1)

Cut-off values are based on a silver metal price of $19/oz, lead metal price of $2,000/t, zinc metal price of $2,600/t, and $7,000 /t of copper. Metallurgical recoveries are based on feed grades, routine metallurgical testing results and historical recoveries. Totals may not compute exactly due to rounding.

(2)	Mineral reserve estimates were prepared under the supervision of or were reviewed by Martin Wafforn, P.Eng., Vice President, Technical Services of Pan American.
(3)	Mineral reserves are in addition to mineral resources.

A summary of the mineral resource estimates as of June 30, 2022 are as follows:

			Ag

Classification	Tonnes Mt	Ag g/t	contained	Cu %	Pb %	Zn %
			metal Moz
Measured	2.08	163	10.88	0.42	1.58	3.05
Indicated	2.37	166	12.69	0.40	1.71	2.92
Measured + Indicated	4.46	165	23.57	0.41	1.65	2.98
Inferred	7.25	155	36.13	0.26	1.47	2.73

Notes:

(1)	Mineral resources exclude those mineral resources converted to mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability.
(2)	The mineral resource estimates are based on an incremental cut-off value of $80.59/t.
(3)	Metal prices used are $19 per ounce of silver, $7,000/t for copper, $2,000/t for lead, and $2,600/t for zinc. Totals may not add up due to rounding.
(4)	Mineral resource estimates were prepared under the supervision of or were reviewed by Christopher Emerson, FAusIMM, Vice President, Business Development and Geology of Pan American.

Mineralization domains representing most of the principal vein structures were defined in Leapfrog Geo software, while sub-block model estimates were completed within Datamine software, using capped composites and a multi-pass Ordinary Kriging (OK) or inverse distance squared (ID2) interpolation approach. Blocks weren’t classified, the mined panels were classified considering local drillhole spacing and proximity to existing development.

Wireframe and block model validation procedures including wireframe to block volume confirmation, statistical comparisons with composite and swath plots, visual reviews in 3D, longitudinal, cross section, and plan views, as well as cross software reporting confirmation were completed for all structures.

The smaller, peripheral mineralized structures are estimated in 2D using a variation of the polygonal method in AutoCAD and Excel software. Each vein structure is projected onto a longitudinal section and divided into a series of geometrical blocks created to best fit an area of mineralization into a minable block, if the mineralization present is considered economic. The average true width of the vein intersection is projected for that block. The planned mining dilution (minimum mining width) based on, expected ground conditions is then added to the vein width of that block and the volume determined. Sample grades are reviewed and treated for extreme values if necessary, and then the average grade of the intersections (including the internal dilution) is assigned to the block.

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Bulk density values are applied to the volume of the block to estimate the tonnes of each block, based on the average bulk density measured from samples selected from each respective veins.

A value per tonne is applied to each block based on metal content, metal prices, concentrate sales terms, concentrate quality, processing recovery, transportation, refining, and other selling costs such as storage fees, port fees, etc. Processing costs are assumed to be the same for all ore types, and metallurgical recoveries are determined separately for each group of veins or structures to account for variability in the metal recovery. Any blocks that do not meet the criteria of resources are removed.

Mineral resource blocks classified as measured and indicated mineral resources that can be mined economically are converted to mineral reserves. Some small isolated blocks may be removed if the cost and the logistics make them uneconomic to mine. A minimum required value per tonne (VPT) cut-off is calculated for the blocks depending on the block location and the mining method used to mine the block.

Mineral reserve estimates are based on assumptions that included mining, metallurgical, infrastructure, permitting, taxation, and economic parameters. Increasing costs and taxation and lower metal prices will have a negative impact on the quantity of mineral reserve estimates. There are no other known factors that may have a material impact on the mineral reserve estimates at the Huaron mine.

Mining Operations

Mining is undertaken using a combination of mechanized cut and fill and mechanized sub-level open stoping methods. Ore is brought to the surface using haul trucks, electric locomotives, or hoisted through a shaft.

Processing and Recovery Operations

The Huaron mine operation is a 3,200 tpd mill with froth induced flotation to produce silver in copper, lead, and zinc concentrates. In the first two quarters of 2022, the mill processed approximately 468,800 tonnes of ore with metallurgical recoveries averaging 84% for silver, 78% for zinc, 80% for lead, and 75% for copper. Metal production during the first two quarters of 2022 was approximately 1.8 Moz of silver, 7,800 tonnes of zinc, 5,500 tonnes of lead, and 2,300 tonnes of copper.

The silver rich zinc, lead, and copper concentrates from the Huaron mine are sold under contracts with arm’s length smelters and concentrate traders, which consider the presence of any deleterious elements. The Huaron mine receives payment for an agreed percentage of the silver, gold, zinc, lead, or copper contained in the concentrates it sells after deduction of smelting and refining costs, based on quotational periods negotiated on each contract that may differ from the month in which the concentrate was produced. Under these circumstances, we may, from time to time, fix the price for a portion of the payable base metal content during the month that the concentrates are produced. To date, we have been able to secure contracts for the sale of all of the Huaron mine concentrates produced, however, there can be no certainty that we will always be able to do so or what terms will be available at the time. See “Risks Related to our Business – Trading Activities and Credit Risk” in the Pan American Annual Information Form, which is incorporated by reference into this Circular.

The revenue per type of concentrate produced by the Huaron mine for the past three years were as follows:

2021	Revenue1, [2]	Quantity Sold (Tonnes)
Zinc Concentrate[3]	$34.7 million	34,265
Lead Concentrate[3]	$33.2 million	15,106
Copper Concentrate[3]	$86.7 million	26,603

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2020	Revenue1, [2]	Quantity Sold (Tonnes)
Zinc Concentrate[3]	$22.0 million	24,182
Lead Concentrate[3]	$15.2 million	12,456
Copper Concentrate[3]	$34.9 million	14,537
2019	Revenue1, [2]	Quantity Sold (Tonnes)
Zinc Concentrate[3]	$32.0 million	40,059
Lead Concentrate[3]	$32.5 million	17,755
Copper Concentrate[3]	$52.7 million	25,428

Notes:

(1)	Consists of sales to arm’s length customers.
(2)	Calculated as gross revenue plus export credit incentives (as applicable), less treatment and refining charges and export taxes.
(3)	Zinc and lead concentrates contain payable silver. Copper concentrates contain payable silver and gold.

Infrastructure, Permitting, and Compliance Activities

The known mineralized zones, mineral resources, mineral reserves, mine workings, the processing plant, existing tailing impoundments, effluent management and treatment systems, and waste rock storage facilities are located within 119 of the 171 concessions. The mine is authorized to use up to 10.11 million cubic metres per annum of water obtained from a system of nearby lakes for mining activities through payment of a water use permit. This volume of water is more than sufficient for the mine’s requirements. The primary source of power for the mine is the Peruvian national power grid and is sufficient for the mine’s current requirements. The power consumption is approximately 66 million kilowatt hours per year.

To the best of our knowledge, all permits and licenses required to conduct our activities at the Huaron mine have been obtained and are currently in good standing.

The original closure plan for the Huaron mine was filed with the Peru Ministry of Energy and Mines in 2004 and updated in 2006. The closure plan is updated every five years or whenever new infrastructure or modifications are permitted.

The most significant environmental issue currently associated with the mine is relatively high metal concentrations in the waters discharged from the mine and localized areas of acid rock drainage from the mine’s tailings deposit areas. All waters are captured and treated in a treatment plant to achieve compliance with discharge limits.

An agreement signed in 2000 allows the Chungar mine, owned by Volcan Compañia Minera S.A. (“Volcan”), which neighbours the Huaron mine, to discharge water from its mine dewatering into the Huaron mine drainage tunnel. The agreement also requires Volcan to contribute to the costs of tunnel maintenance and water treatment and discharge if its flows exceed a set limit, however provisions of the agreement that would enable accurate water quality and flow measurement between the mines were not implemented and no payments have been made. In 2014, an independent consultant engaged jointly by both companies concluded that the flow from the Chungar mine to the Huaron mine represents 19% of the total flow in the drainage tunnel and recommended the installation of a permanent monitoring system for ongoing verification. Since then, Volcan has improved its mine dewatering system and flows to the Huaron mine drainage tunnel fell to below the set limit, however we continue to negotiate the details of the joint monitoring and any responsibility for historic and future costs with Volcan. In 2021, we jointly engaged Golder Associates to continue the joint monitoring to support ongoing negotiations between us and Volcan.

A closure cost estimate for the Huaron mine was prepared according to State of Nevada approved Standard Reclamation Cost Estimator methodology in 2021 and is updated every year. The current undiscounted value of closure expenditures at the Huaron mine is estimated at $18.9 million.

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Capital and Operating Costs

Sustaining capital expenditures during 2022 are primarily for mine development, diamond drilling, tailings facility expansions and mine infrastructure, and are estimated to total $17.5 million. The main mobile mining equipment is leased, and new leases will be undertaken throughout the mine life to ensure that the mining fleet maintains a high availability. Operating lease expenditures in 2022 are expected to total $2.7 million. The amount of diamond drilling conducted to extend the mine life beyond the existing mineral reserves forming the basis of the current LOM plan will be at the discretion of Pan American and may depend on the success of exploration and diamond drilling programs, if any, and prevailing market conditions.

The direct operating costs at the Huaron mine for 2022 are estimated to be $86.0 million.

Exploration, Development, and Production

In 2022, the Huaron mine is forecast to produce between approximately 3.78 and 3.98 million ounces of silver and 0.8 thousand ounces of gold. We plan to undertake 25,000 metres of exploration drilling in 2022.

Shahuindo Mine

Scientific and technical disclosure in this Circular for the Shahuindo mine is based on the technical report relating to the Shahuindo mine entitled “Technical Report for the Shahuindo Mine, Cajabamba, Peru” dated effective November 30, 2022, by M. Wafforn, C. Emerson and A. Delgado prepared in accordance with NI 43-101 (the “Shahuindo Technical Report”). The Shahuindo Technical Report has been filed on Pan American’s issuer profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Project Description, Location, and Access

The Shahuindo mine is an open pit gold mine located in northern Peru (“Shahuindo”), 970 kilometres north-northwest of Lima. The site is approximately 130 km from Cajamarca via asphalt-paved highway (100 km on Highway 3N), and gravel and dirt roads. There are daily flights between Lima and Cajamarca on Peruvian national airlines.

Shahuindo comprises one mineral right, ACUMULACION SHAHUINDO, 100% controlled by Pan American’s wholly owned subsidiary, Shahuindo SAC, and has an approximate area of 7,338.91 hectares. The mining claims have no expiry date. All concessions are subject to an annual payment of $3 per hectare to the Peruvian government. To the best of our knowledge, all claims are currently in good standing.

Shahuindo SAC has acquired 612 surface rights within Shahuindo covering a total area of about 3,144.68 ha. Some of these surface rights were used to relocate local land owners into new areas.

Shahuindo is subject to various government taxes, fees and duties, including the Modified Mining Royalty, El Organismo Supervisor de la Inversión en Energía y Minería (OSINERGMIN) payment, El Organismo de Evaluación y fiscalización Ambiental (OEFA) payment, corporate taxes, a Temporary Net Assets Tax, SMT, and a worker profit-sharing payment which requires Pan American to share 8% of its taxable income with its workers.

While Pan American believes that there are no significant risks to Shahuindo in regard to surface and concession title, the ability to access Shahuindo, the receipt of any remaining permits and licenses, or Pan American’s ability to perform the work as described in the Shahuindo Technical Report, see “Risks Related to our Business” in the Pan American Annual Information Form, which is incorporated by reference into this Circular.

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History

Legal rights to the mineral leases of the Shahuindo mine were in dispute between 1996 and 2009. Several Peruvian, Mexican and Canadian companies have been involved in numerous legal processes that were eventually settled in 2009 with 100% ownership being legally registered to Sulliden Shahuindo SAC, a wholly owned subsidiary of Sulliden Gold Ltd. (“Sulliden”). Rio Alto Mining Limited (“Rio Alto”) acquired Sulliden in 2014, and in April 2015, Tahoe Resources Inc. (“Tahoe”) completed its acquisition of Rio Alto, thereby acquiring control of Sulliden Shahuindo SAC (renamed Shahuindo SAC). Pan American acquired Tahoe in February 2019.

Exploration and mining activities have taken place on Shahuindo since 1945. Between 1945 and 1989, Minera Algamarca S.A. (“Algamarca”) conducted mining and exploration work on Shahuindo. Between 1990 and 1998, former operators conducted geological mapping, drilling of approximately 200 holes, soil and rock geochemical sampling, and metallurgical testwork. Sulliden conducted a large surface drilling campaign of approximately 642 holes, geophysical surveys, geological mapping and trenching, soil and surface rock sampling, metallurgical testing, geotechnical drilling and economic analyses between 2002 and 2012. Rio Alto conducted a campaign of 351 reverse circulation drillholes and 68 diamond drill core holes totaling 56,298 metres between 2014 and 2015, and drilling was continued on Shahuindo by Tahoe. Tahoe attained production, with the first gold poured in December 2015. We have been producing from the Shahuindo mine since acquiring it in the Tahoe transaction in late February 2019.

Geological Setting, Mineralization, and Deposit Types

The Shahuindo mine is located on the eastern flank of the Andean Western Cordillera in northern Peru, within a regional fold and thrust belt of predominantly Mesozoic sedimentary rocks intruded by felsic stocks located along faults and cores of anticlinal structures. The principal zone of mineralization in the Shahuindo district occurs in a belt between two large-amplitude regional-scale folds, the Algamarca anticline and the San Jose anticline. Important structural elements such as fold flanks, axial fold surfaces, fold-related fractures, faults, extension-related fractures, dikes, and intrusive contacts as well as favorable stratigraphy were used in modeling. The mineralization is hosted within the siliciclastic sandstone-dominant Farrat formation and the underlying sedimentary Carhuaz formation. These sedimentary rocks have been intruded by at least three felsic stocks which tend to be located along faults and cores of anticlinal structures.

Mineralization at Shahuindo can best be described as an intermediate-sulfidation epithermal system, though high-sulfidation mineralization occurs at depth and in the core of hydrothermal breccias. Oxidation of mineralization extends to a depth of 150 metres below surface.

Exploration

Algamarca and Exploraciones Algamarca S.A. commenced exploitation of the Algamarca mine in the 1940s and continued mining and exploration work on Shahuindo until 1989. From about 1990 to 1998, three companies explored the Shahuindo area – Alta Tecnología e Inversión Minera y Metalúrgica S.A. (“Atimmsa”), Asarco LLC (“Asarco”), and Southern Peru Copper Corporation (“Southern Peru”). Atimmsa, Asarco, and Southern Peru completed geological mapping; soil, outcrop, and rock chip sampling; and reverse circulation and core drilling. From the acquisition of Sulliden in 2014, Rio Alto completed infill and “step out” holes in and around the Shahuindo deposit to confirm and expand the mineral resource. In total Rio Alto completed 56,298 metres of reverse circulation and diamond drilling. Further confirmatory infill drilling and exploration continued between 2016 and 2018 with Tahoe resources of 51,439 metres and thereafter with Pan American from 2019. Val Dór Geofisica Peru conducted magnetic and induced polarization geophysical surveys between 2002 and 2012 on behalf of the prior owners of Shahuindo.

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Drilling

Pan American’s 2019 to 2022 drill programs were executed by various contractors. Drilling during this time period was principally reverse circulation (217 reverse circulation holes in total) and a lesser extent diamond core holes (56 in total). Diamond core was generally HQ and to a lesser degree NQ size, depending upon ground conditions. From Pan American’s acquisition of Tahoe in 2019 through June 30, 2022, Pan American continued infill drilling within the current mineral resource and pit shell and exploration drilling to test potential mineral resource extensions outside of the defined pit, principally testing the deep sulfide targets. The drill hole database used for the mineral resource estimate contains 1,822 drillholes totaling 288,127 metres. All drill data corresponding to the reverse circulation and diamond drill data from Pan American and previous drilling campaigns were reviewed and verified.

Sampling, Analysis, and Data Verification

Pan American employs the following procedure for diamond drill core sampling: competent core is split lengthwise with a diamond-blade rotary saw; and disaggregated core was sampled using a spatula to take half of the sample. Sample lengths are typically 2.0 metres but are reduced to break samples at lithologic contacts or changes in oxidation state. Where the core was completely disaggregated, sample lengths were changed to coincide with drill runs to minimize mixing between samples of differing core recoveries.

For reverse circulation drill sampling Pan American employs the following procedure: reverse circulation drilling cuttings were sampled on 1.5 metre intervals at the rig and 30% of the cuttings of each individual sample were bagged and sent to the laboratory for analyses. The remaining 70% of the sample cuttings were bagged and kept as rejects. Two reference chip trays, one with a complete sample and the other with a sieved sample (one millimetre mesh), were collected for geologic logging and archiving.

Pan American maintains core-storage facilities at the project site and one leased storage warehouse in the city of Cajamarca. All core generated at Shahuindo is stored at either of these facilities. Reverse circulation drilling rejects are stored at the project site. Since 2014, all samples for the Shahuindo drill programs have been analyzed by CERTIMIN laboratory, an independent contract laboratory located in Lima. Gold was assayed using a 50-gram fire assay with an atomic absorption (“AA”) finish. Silver was assayed from a 5-gram split, which was digested by aqua regia and read by AA.

Shahuindo has continually maintained oversight of sample security from Shahuindo to laboratory facilities. Since 2014, all samples were shipped directly from the project site to the CERTIMIN laboratory in Lima. Tahoe’s and Pan American’s drill programs, over the period from July 2016 to May 2022, utilized standard reference materials, blanks, and field duplicates. The QAQC samples were inserted into drill sample sequences and submitted for analysis to the CERTIMIN and SGS laboratories in Lima.

During the period from July 2016 to May 2022, a total of 41,496 drillhole samples were submitted for laboratory analyses. A total of 5,530 control samples were inserted with drillhole samples; these comprise samples taken from both reverse circulation and diamond drillholes. The sampling methods, security, and analytical procedures are considered to be adequate. The QAQC performance indicates reasonable levels of accuracy and precision.

It is the opinion of the qualified persons responsible for the preparation of the Shahuindo Technical Report that the data used to support the conclusions presented therein are adequate for the purposes used in the Shahuindo Technical Report.

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Mineral Processing and Metallurgical Testing

The mineral processing and metallurgical testing include cyanidation, column leach tests, agglomeration testing and flotation testing programs conducted on composite samples from Shahuindo by various companies starting in 1996. As part of normal plant operations and processing procedures, metallurgical analysis and testing is undertaken as required. The results of the laboratory testing program indicate excellent gold recoveries for run-of-mine oxide ore with low to moderate reagent requirements, which are in line with current production data. Silver recoveries are generally low. Maintaining heap permeability and minimizing channeling at higher heap heights constitutes a risk to the project which is currently being mitigated by blending of less permeable material types with more competent ore.

Preliminary test data suggests that there may be an opportunity to improve recoveries by curing the ore with a high-strength sodium cyanide solution prior to leaching, with initial results showing a modest improvement in recovery for gold compared to standard leaching.

Mineral Resource and Mineral Reserve Estimates

Metallurgical testing results on samples of sulphide mineralization that became available after June 30, 2022 has led to the conclusion that the previously reported sulphide inferred mineral resource is not potentially economic at this time. As such, it has been removed from the estimated mineral resources at Shahuindo.

Management estimates that mineral resources at the Shahuindo mine, effective June 30, 2022, are as follows:

Classification	Tonnes	Grade		Contained metal
	Mt	Au g/t	Ag g/t	Au koz	Ag koz
Measured	8.3	0.29	5	77	1,279
Indicated	13.2	0.23	4	98	1,800
Measured + Indicated	21.6	0.25	4	175	3,079
Inferred (Oxide)	14.6	0.41	8	194	3,724

Notes:

(1)

Mineral resources at June 30, 2022 are based on run-of-mine ore gold cut-off grade of 0.032 g/t, fine-ore in run-of-mine gold cut-off grade of 0.207 g/t and direct ore from run-of-mine gold cut-off grade of 0.159 g/t.

(2)	Metal prices used are gold at $1,700 per ounce and silver at $22 per ounce. Totals may not compute exactly due to rounding.
(3)

Mineral resource estimates were prepared under the supervision of, or were reviewed by Christopher Emerson, FAusIMM, Vice President, Business Development and Geology of Pan American who is a qualified person for the purposes of NI 43-101.

(4)	Mineral resources exclude those resources converted to mineral reserves.

Management of Pan American estimates that mineral reserves at the Shahuindo mine, effective June 30, 2022, are as follows:

Classification	Tonnes Mt	Au grade g/t	Ag grade g/t	Au koz	Ag koz
Proven	56.0	0.52	8.4	944	15,044
Probable	45.3	0.41	6.1	604	8,847
Proven + Probable	101.3	0.48	7.3	1,548	23,891
Stockpiles	2.85	0.30	3.1	28	281

Total Reserves	104.2	0.47	7.2	1,575	24,171

Notes:

(1)

Mineral reserves at June 30, 2022 are based on run-of-mine ore gold cut-off grade of 0.04 g/t, fine-ore in run-of-mine gold cut-off grade of 0.26 g/t and direct ore from run-of-mine gold cut-off grade of 0.18 g/t. Totals may not compute exactly due to rounding. Cut-off values are based on a gold price of $1,500 per ounce and silver price of $19 per ounce.

(2)	Mineral reserves are not included in measured and indicated mineral resources.

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In order to prepare mineral resource estimates, Leapfrog software was used to model lithology, oxidation state and structural domains. A total of 23 grade shells were modeled using a cut off of 0.1 g/t. A regular model from a sub cell block model in Maptek Vulcan software was used. Grade estimation was defined in three passes using Ordinary Kriging. The estimate was classified into spatially continuous measured, indicated, and inferred categories based on distance and number of drillhole composite samples. Reasonable prospects for reasonable eventual economic extraction were addressed by constraining the resource within an open pit shell.

The mineral reserve estimate was completed by first identifying the optimal pit limits using the mineral reserve metal prices and economic parameters with Lerch-Grossman pit optimization techniques using Whittle™ software. The results of the optimization were used to guide the detailed pit design which included ramp access for mine equipment and personnel, and the detailed batter slope and berm configurations. A comparison between the LOM pit design and the Whittle optimization showed a close alignment. The designed pit was used to convert the economic portion of the measured and indicated mineral resources to mineral reserves. Historical reconciliation performance shows that the resource normally underestimates the contained metal tonnes and grade, hence no additional ore loss or dilution were applied.

Mineral reserve estimates are based on assumptions that include mining, metallurgical, infrastructure, permitting, taxation, and economic parameters. Increasing costs and taxation and lower metal prices will have a negative impact on the quantity of estimated mineral reserves. There are no other known factors that may have a material impact on the estimate of mineral reserves.

Mining Operations

Shahuindo consists of an open pit mine and heap leach processing facility that is currently in production and has been operating since November 2015. The open pit is being mined in a sequence of phased cutbacks. The mining method utilizes conventional drill and blast. Loading of ore and waste is by diesel powered excavators into heavy duty highway rigid frame dump trucks. This type of truck is common in this style of operation in Peru. The ore and waste are hauled to the leach pad or waste dumps correspondingly.

Processing and Recovery Operations

The Shahuindo mine uses conventional cyanide run-of-mine heap leaching and a carbon-in-column adsorption circuit process. Gold and silver are recovered by electrowinning with the resulting electrowinning sludge being dried and smelted onsite to produce the final doré product. Average throughput is 36,000 tpd. A 36,000 tpd crushing and agglomeration plant is also available but is currently not in use.

As of the effective date of the Shahuindo Technical Report, 55.4 million tonnes of ore had been stacked on the pads. Gold production from 2016 to June 2022 was 719,700 ounces of gold.

Shahuindo produces gold in the form of doré bars and has contracts in place with Asahi Refining Canada, Argor Heraeus and Metalor in Switzerland, for refining the doré produced on site. The doré is transported to these facilities where it is refined to the London Good Delivery specification. Once refined, the good delivery gold and silver is sold on the international market to bullion banks and financial institutions. To date, no issues have been encountered in securing the sale of the refined metal from Shahuindo. No hedging takes place at this time.

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The revenues per type of doré produced at the Shahuindo mine since our acquisition of Tahoe in February 2019 are as follows:

2021	Revenue2, [3]	Quantity Sold

Silver and Gold in Doré	$255.8 million	224,876 ounces of silver
139,456 ounces of gold

2020	Revenue2, [3]	Quantity Sold

Silver and Gold in Doré	$270.0 million	295,764 ounces of silver
150,775 ounces of gold

2019[1]	Revenue2, [3]	Quantity Sold

Silver and Gold in Doré	$189.4 million	83,323 ounces of silver
133,298 ounces of gold

Notes:

(1)	Consists of production after February 22, 2019.
(2)	Consists of sales to arm’s length customers.
(3)	Calculated as gross revenue plus export credit incentives (as applicable), less treatment and refining charges and export taxes.

Infrastructure, Permitting, and Compliance Activities

Shahuindo is a mature operating mine and site infrastructure including site roads that are fully developed to support the existing mine production of 33 million tonnes of total material (ore and waste) and 13 million ore tonnes per annum. Exploration, construction, and operations conducted to date have been performed under the relevant local and national permits. Pan American does not anticipate delays to the production schedule presented in the Shahuindo Technical Report due to the timing of receipt of necessary permits and licenses.

The Shahuindo mine operates under an environmental impact assessment (“EIA”) approved in 2013. The first modification of the EIA was approved in 2016 and included an increase in the mineral reserves, the pit and infrastructure footprints, and expansion of production to 36,000 tpd delivered to leach pad.

The primary source of power for the mine is the Peruvian national power grid. Water for the operation is obtained from groundwater wells and a collection pond. The current LOM plan considers that pit dewatering may be required from 2026 and this water source is currently in the permit process with the governmental authority for use as part of the fresh water supply for Shahuindo.

A closure cost estimate for Shahuindo was prepared in 2021 according to Pan American’s standard methodology, which employs the State of Nevada approved Standardized Reclamation Cost Estimator (SRCE) model. This estimate includes consideration of all surface disturbance and reclamation liability at the site and is updated on an annual basis. The current SRCE model estimates the undiscounted value of reclamation costs or environmental liability for Shahuindo to be approximately $56.0 million.

Capital and Operating Costs

Pan American estimates that sustaining capital expenditures in 2022 will be $54.8 million, primarily for the Choloque waste dump construction, water treatment plant, surface water management, truckshop, new warehouse, infill drilling, camp kitchen expansion and the construction of heap leach pad capacity. The mine haul truck fleet that is scheduled to be replaced in 2022 will be leased. Future sustaining capital costs will be dependent on requirements and mineral reserve growth if any. The cost of constructing heap leach pad capacity is estimated to average $1.46 per tonne over the remainder of the mineral reserves.

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For run-of-mine heap leach ore, the cost of processing is estimated to average $2.87 per tonne plus $2.67 per tonne for general and administration costs including Lima support (the average leach pad construction cost of $1.46 per tonne is added to the processing costs for the purposes of mineral reserve estimation).

Exploration, Development, and Production

In 2022, we anticipate producing between 230 and 260 thousand ounces of silver and between 142 thousand and 150 thousand ounces of gold from the Shahuindo mine. We expect to undertake approximately 7,100 metres of exploration drilling at Shahuindo in 2022.

Documents Incorporated by Reference and Further Information

Information regarding Pan American has been incorporated by reference in this Circular from documents we filed with the securities commissions or similar authorities in Canada and the United States. Copies of the documents incorporated herein by reference regarding us may be obtained on request without charge from our Corporate Secretary, at 1500-625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6, telephone: 604-684-1175 or may be obtained on Pan American’s issuer profile on SEDAR (www.sedar.com) or on EDGAR (www.sec.gov).

The following documents, filed with the various securities commissions or similar authorities in certain of the provinces and territories of Canada, are specifically incorporated by reference into, and form an integral part, of this Circular:

(i)	the Pan American Annual Information Form;

(ii)

the audited consolidated financial statements of Pan American as of and for the years ended December 31, 2021, and 2020, and the notes thereto, together with the independent registered public accounting firm’s report thereon;

(iii)	the MD&A of Pan American for the year ended December 31, 2021;

(iv)	the unaudited condensed interim consolidated financial statements of Pan American for the three and nine months ended September 30, 2022, and 2021, together with the notes thereto;

(v)	the MD&A of Pan American for the three and nine months ended September 30, 2022;

(vi)	the management information circular of Pan American dated March 21, 2022, prepared in connection with the annual and special meeting of shareholders of Pan American held on May 11, 2022; and

(vii)	the material change report of Pan American dated November 14, 2022, in respect of the proposed Arrangement.

Any documents of the type described in Section 11.1 of Form 44-101F1 — Short Form Prospectus filed by us with any securities commission or similar regulatory authority in Canada subsequent to the date of this Circular and prior to the Effective Date will be deemed to be incorporated by reference in this Circular. In addition, any document filed by Pan American with, or furnished by Pan American to, the SEC pursuant to the United States Securities Exchange Act of 1934, as amended, subsequent to the date of this Circular will be deemed to be incorporated by reference into the Circular. To the extent that any document or information incorporated by reference into the Circular is included in a report that is filed with or furnished to the SEC, such document or information shall also be deemed to be incorporated by reference into this Circular. Other than the announcement

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of the Arrangement, we are not aware of any information that indicates any material change in our affairs since the date of our last published interim financial statements.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for the purposes of this Circular to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Circular.

Information contained in or otherwise accessed through our website (www.panamericansilver.com), or any other website, does not form part of this Circular. All such references to our website are inactive textual references only.

Auditors, Transfer Agents and Registrars

The auditor of Pan American is Deloitte LLP.

The transfer agent and registrar for our shares is Computershare Investor Services Inc. at its principal office in Vancouver, British Columbia.

Interest of Experts

See “Interest of Experts” in the Circular to which this Schedule F is attached for information regarding interest of experts of Pan American.

Forward-Looking Statements

Certain statements contained in this Schedule F, and in the documents incorporated by reference herein, constitute forward-looking statements within the meaning of applicable Securities Laws. Such forward-looking statements relate to future events or Pan American’s future performance. See “Cautionary Notice Regarding Forward-Looking Statements and Information” in the Circular to which this Schedule F is attached.

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SCHEDULE G

INFORMATION CONCERNING YAMANA

Notice to Reader

The following information provided by Yamana is presented on a pre-Arrangement basis (except where otherwise indicated) and reflects the current business, financial and share capital position of Yamana. This information should be read in conjunction with the documents incorporated by reference in this Schedule G and the information concerning Yamana appearing elsewhere in this Circular. See “Information Concerning Pan American”, which is attached to this Circular as Schedule F, and the section entitled “Pan American Post-Arrangement” of this Circular for business, financial and share capital information related to Pan American both before and after giving effect to the Arrangement. Capitalized terms used but not otherwise defined in this Schedule G have the meanings ascribed thereto under Schedule A “Glossary” in this Circular.

Forward-Looking Statements

Certain statements contained in this Schedule G, and in the documents incorporated by reference herein, constitute forward-looking statements within the meaning of applicable Securities Laws. Such forward-looking statements relate to future events or Yamana’s future performance. See the section entitled “Cautionary Notice Regarding Forward-Looking Statements and Information” in this Circular. Readers should also carefully consider the matters and cautionary statements discussed in the section entitled “Risk Factors” in this Circular and in the Yamana Annual Information Form.

Non-GAAP Measures

In certain documents incorporated by reference into this Schedule G, there are references to certain non-GAAP financial performance measures. Non-GAAP financial performance measures do not have any standard meaning prescribed under IFRS, and therefore they may not be comparable to similar non-GAAP financial performance measures employed by other companies. Non-GAAP financial performance measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

For more information, see the Yamana Annual Information Form (see the section entitled “Non-GAAP Financial Performance Measures”), the Yamana Annual MD&A (see the section entitled “Non-GAAP Financial Performance Measures”) and the Yamana Interim MD&A (see the section entitled “Non-GAAP Financial Performance Measures”), each of which is incorporated herein by reference.

Overview

Yamana was formed on July 30, 2003, when, pursuant to Articles of Amendment, the name of Yamana was changed from Yamana Resources Inc. to its current name and on August 12, 2003, pursuant to a reverse stock split, the Yamana Shares were consolidated on the basis of one new common share for 27.86 existing common shares. Prior to these corporate actions, and a concurrent reverse takeover of certain assets, Yamana was an inactive shell corporation whose previous history was mostly limited to exploration activities. In an effort to streamline its corporate structure, effective January 1, 2020, Yamana completed a vertical short form amalgamation with its wholly-owned Subsidiary, Yamana Malartic Canada Inc., pursuant to Articles of Amalgamation and through which the securities of Yamana were not affected. Yamana was continued under the CBCA by Articles of Continuance, dated February 7, 1995. On February 7, 2001, pursuant to Articles of Amendment, a maximum of 8,000,000 first preference shares, Series 1 (the “First Preference Shares”) were authorized, none of which are outstanding.

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Yamana is a reporting issuer in each of the provinces and territories of Canada. Yamana’s head office is located at 200 Bay Street, Royal Bank Plaza, North Tower, Suite 2200, Toronto, Ontario, M5J 2J3 and its registered office is located at 2100 Scotia Plaza, 40 King Street West, Toronto, Ontario, M5H 3C2.

Yamana is a Canadian-based precious metals producer with significant gold and silver production, development stage properties, exploration properties, and land positions throughout the Americas, including Canada, Brazil, Chile and Argentina.

Yamana’s portfolio includes five operating gold mines and various advanced and near development stage projects and exploration properties in Canada, Brazil, Chile, and Argentina. Yamana operates its mines and projects under common corporate oversight. Within this structure Jacobina, El Peñón and Canadian Malartic are Yamana’s material producing mines and among the largest contributors to operating cash flow. Set out below is a list of Yamana’s main properties and mines:

Material Producing Mines

●	Jacobina Mining Complex (Brazil)

●	El Peñón Mine (Chile)

●	Canadian Malartic Mine (Canada) — 50% indirect interest

Other Producing Mines

●	Cerro Moro Mine (Argentina)

●	Minera Florida Mine (Chile)

Additional Projects

●	MARA Project (Argentina) — 56.25% indirect interest

●	Suyai Project (Argentina)

●	Monument Bay Project (Canada)

●	Wasamac Project (Canada)

For a further description of the business of Yamana, see the sections entitled “Corporate Structure” and “Description of the Business” in the Yamana Annual Information Form. For further information regarding Yamana, refer to its filings with the securities commissions or similar regulatory authorities in Canada which may be obtained under Yamana’s issuer profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Yamana currently operates through a centralized Canadian office to manage the Americas. Yamana has experienced varying structures over the years and has determined that the current model mitigates risk, ensures operational excellence and attracts management talent to compete globally. Yamana’s Americas model allows each operation and region to autonomously manage regional and local matters within the requisite oversight and guidelines established by the Canadian office. The Canadian office currently functions as a corporate centre of excellence on governance, sustainability, technical services, operations and finance, and establishes evolving guidelines for best practices. This model allows regional and mine site management to run operations locally but consult with and seek guidance from the Canadian office, as needed, as well as recognizes national and local

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cultural diversity and promotes operational standards across the organization. Canada has a deep, high quality talent pool of mining professionals, particularly in underground mining based on the rich and extensive history of underground mining in Canada generally and northern Quebec in particular. Yamana has relied on its Canadian underground mining experience to optimize its South American underground mines and used expertise developed from its South American operations to identify underground mining opportunities elsewhere including, as recent examples, the Wasamac project and the upper zones of Odyssey at the Canadian Malartic Mine. Yamana’s current operating and management model, which balances regional autonomy with a centre of excellence, has allowed Yamana to attract talent in the Canadian marketplace and deliver value over the history of Yamana.

Recent Developments

On April 27, 2022, Yamana declared a second quarter dividend equal to $0.03 per Yamana Share to be paid on July 14, 2022, to Yamana Shareholders of record as of the close of business on June 30, 2022.

On May 31, 2022, Yamana entered into the Gold Fields Agreement with Gold Fields.

On June 15, 2022, Yamana published its 2021 Sustainability Report.

On July 28, 2022, Yamana declared a third quarter dividend equal to $0.03 per Yamana Share to be paid on October 14, 2022 to Yamana Shareholders of record as of the close of business on September 30, 2022.

On September 13, 2022, Yamana filed technical reports for the Minera Florida mine, the Cerro Moro mine, the Wasamac project and the MARA Project on SEDAR following a recent policy decision of Yamana to have on public file technical reports for all of its major mines and projects, regardless of materiality.

On September 23, 2022, Glencore International AG (“Glencore”) announced that it had reached an agreement to acquire the 18.75% shareholding of Newmont Corporation (“Newmont”) in the MARA Project. Following completion of the transaction, Yamana will remain the operator of the MARA joint venture with a 56.25% interest, with Glencore owning the remaining 43.75% interest. Yamana welcomes Glencore’s increased stake in MARA and believes the transaction is a positive step for MARA, as the consolidation of ownership amongst partners provides a further endorsement of the quality and strategic optionality inherent in MARA, as well as underpinning the value of the minority interest being purchased, and thereby the more significant inherent value of the controlling interest in the project and the project in total. Under the terms of their agreement, Glencore will pay Newmont $124.9 million upon closing and a $30 million deferred payment upon commercial production subject to an annual interest charge of 6%. Total deferred consideration is capped at $50 million.

On November 4, 2022, Yamana announced that it had received the Final Binding Offer from Pan American and Agnico with respect to the Arrangement. The Yamana Board determined in good faith, after consultation with its outside financial and legal advisors and upon the unanimous recommendation of the Yamana Special Committee, that the Final Binding Offer constituted a “Yamana Superior Proposal” as defined by, and in accordance with, the terms of the Gold Fields Agreement. Following a waiver by Gold Fields of its five business day matching right and response period under the Gold Fields Agreement, on November 8, 2022, Yamana entered into the Arrangement Agreement with Pan American and Agnico with respect to the Final Binding Offer, and the Yamana Board changed its recommendation with respect to the pending transaction with Gold Fields and unanimously recommended that Yamana Shareholders vote against the transaction with Gold Fields at the special meeting of Yamana Shareholders which was scheduled for November 21, 2022. The Arrangement Agreement, as a “Permitted Acquisition Agreement” under the Gold Fields Agreement, was to become effective upon the Gold Fields Agreement not being approved by Yamana Shareholders at the special meeting unless Gold Fields elected to terminate the Gold Fields Agreement before that time. On November 8, 2022, Gold Fields terminated the Gold Fields Agreement, and the Arrangement Agreement immediately became effective. The special meeting of Yamana shareholders previously

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scheduled for November 21, 2022 in connection with the pending transaction with Gold Fields was cancelled, and Yamana paid a termination fee of $300 million, less applicable withholding taxes, to Gold Fields in accordance with the Gold Fields Agreement. Pursuant to the terms of the Arrangement Agreement, Pan American funded Yamana with $150 million in cash for the payment of such termination fee.

On November 21, 2022, Yamana declared a fourth quarter dividend equal to $0.03 per Yamana Share to be paid on January 13, 2023 to Yamana Shareholders of record as of the close of business on December 30, 2022.

Share Capital of Yamana

The authorized share capital of Yamana consists of an unlimited number of Yamana Shares and 8,000,000 First Preference Shares. As of the close of business on December 19, 2022, there were 961,003,488 Yamana Shares and nil First Preference Shares issued and outstanding. The Yamana Shares are listed on the TSX under the symbol “YRI” and on the NYSE and the LSE under the symbol “AUY”.

Yamana Shares

Holders of Yamana Shares are entitled to receive notice of any meetings of shareholders of Yamana to attend and to cast one vote per Yamana Share at all such meetings. Holders of Yamana Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Yamana Shares entitled to vote in any election of directors may elect all directors standing for election. Holders of Yamana Shares are entitled to receive on a pro rata basis such dividends, if any, as and when declared by the Yamana Board at its discretion from funds legally available therefor and upon the liquidation, dissolution or winding up of Yamana are entitled to receive on a pro rata basis the net assets of Yamana after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro-rata basis with the holders of Yamana Shares with respect to dividends or liquidation. Although the articles of Yamana provide for the potential issuance of Preference Shares, there is currently no other series or class of shares outstanding which ranks senior in priority to the Yamana Shares. The Yamana Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions. The Yamana Shares do not carry any provisions permitting or restricting the issuance of additional securities or other material restrictions, nor do they contain any provisions requiring a securityholder to contribute additional capital.

First Preference Shares

Upon a consolidation, merger, or amalgamation of Yamana with or into any other corporation, holders of First Preference Shares who have not exercised their right of conversion at the date of the consolidation, merger, or amalgamation are entitled to receive upon the exercise of their conversion right, after the effective date of the consolidation, merger, or amalgamation, the aggregate number of shares or securities or property of Yamana resulting from the consolidation, merger, or amalgamation, the holder would have been entitled to receive if they had at the effective date of the consolidation, been the registered holder of such number of Yamana Shares. Holders of First Preference Shares are also entitled to receive, in the event of liquidation, dissolution or winding up of Yamana, an amount equal to $0.125 in respect of each of First Preference Share held and all unpaid cumulative dividends before any distribution of the assets of Yamana among holders of the Yamana Shares or any other class of shares. Holders of First Preference Shares are not entitled to receive notice of or to attend meetings of the shareholders of Yamana nor do they have any voting rights for the election of directors or for any other purpose (except where the holders of a specified class are entitled to vote separately as a class).

SPECIAL MEETING OF SHAREHOLDERS

Price Range and Trading Volumes of Yamana Shares

TSX

The following table shows the high and low trading prices and monthly trading volume of the Yamana Shares on the TSX for the 12-month period preceding the date of this Circular:

	Price Range
Period	High (CAD$)	Low (CAD$)	Volume (#)
December 2021	5.39	4.78	66,236,630
January 2022	5.58	4.87	55,263,011
February 2022	6.74	5.035	69,984,099
March 2022	7.39	6.26	74,698,620
April 2022	8.05	6.81	58,116,473
May 2022	7.34	6.215	69,269,748
June 2022	7.44	5.98	61,500,814
July 2022	6.45	5.56	34,046,238
August 2022	6.68	5.79	27,005,896
September 2022	6.36	5.345	43,956,653
October 2022	6.89	5.88	33,795,804
November 2022	7.385	5.55	53,597,856
December 2022(1)	7.78	7.31	21,493,358

Note:

(1)	From December 1 to December 20, 2022.

The closing price of the Yamana Shares on the TSX on November 3, 2022, the last trading day in Canada prior to the announcement of the Arrangement, was CAD$5.58. The closing price of the Yamana Shares on the TSX on December 19, 2022, the last trading day in Canada prior to the date of this Circular, was CAD$7.37.

NYSE

The following table shows the high and low trading prices and monthly trading volume of the Yamana Shares on the NYSE for the 12-month period preceding the date of this Circular:

	Price Range
Period	High ($)	Low ($)	Volume (#)
December 2021	4.22	3.80	57,363,588
January 2022	4.43	3.86	39,928,600
February 2022	5.11	3.99	46,970,752
March 2022	5.74	5.16	66,753,507
April 2022	6.28	5.33	52,500,320
May 2022	5.60	4.89	68,903,890
June 2022	5.87	4.65	61,053,928
July 2022	4.84	4.42	32,721,983
August 2022	5.10	4.41	38,101,509
September 2022	4.69	3.96	39,402,765
October 2022	4.98	4.31	36,054,986
November 2022	5.46	4.08	70,026,385
December 2022(1)	5.71	5.38	28,495,998

Note:

(1)	From December 1 to December 20, 2022.

SPECIAL MEETING OF SHAREHOLDERS

The closing price of the Yamana Shares on the NYSE on November 3, 2022, the last trading day in the United States prior to the announcement of the Arrangement, was $4.08. The closing price of the Yamana Shares on the NYSE on December 19, 2022, the last trading day in the United States prior to the date of this Circular, was $5.38.

LSE

The following table shows the high and low trading prices and monthly trading volume of the Yamana Shares on the LSE for the 12-month period preceding the date of this Circular:

	Price Range
Period	High (£)	Low (£)	Volume (#)
December 2021	3.04	2.91	110,164
January 2022	3.185	2.89	76,822
February 2022	3.75	2.94	193,433
March 2022	4.275	3.73	400,099
April 2022	4.70	4.15	285,976
May 2022	4.37	3.95	260,571
June 2022	4.45	3.82	227,084
July 2022	4.05	3.65	102,729
August 2022	4.15	3.90	59,484
September 2022	3.95	3.80	88,374
October 2022	4.40	3.80	62,076
November 2022	4.32	3.90	68,619
December 2022(1)	4.55	4.38	19,609

Note:

(1)	From December 1 to December 20, 2022.

The closing price of the Yamana Shares on the LSE on November 3, 2022, the last trading day in the United Kingdom prior to the announcement of the Arrangement, was £3.85. The closing price of the Yamana Shares on the LSE on December 19, 2022, was £4.45.

SPECIAL MEETING OF SHAREHOLDERS

Prior Sales

The following table sets forth information in respect of issuances or purchases of Yamana Shares and securities that are convertible or exchangeable into Yamana Shares within the 12 months prior to the date of this Circular, including the price at which such securities have been issued, the number of securities issued, and the date on which such securities were issued:

Date	Security	Price per Yamana Share or Exercise Price per Yamana Option	Number of Securities	Reason for Issuance

January 14, 2022	Yamana Shares	$4.02	34,251	Dividend Reinvestment Plan(1)

April 14, 2022	Yamana Shares	$5.93	18,202	Dividend Reinvestment Plan(1)

July 14, 2022	Yamana Shares	$4.75	28,832	Dividend Reinvestment Plan(1)

October 14, 2022	Yamana Shares	$4.74	32,551	Dividend Reinvestment Plan(1)

February 16, 2022	Yamana Shares	CAD$5.62	301,907	Yamana RSU Vesting(2)

February 18, 2022	Yamana Shares	CAD$5.62	96,979	Yamana RSU Vesting(2)

February 24, 2022	Yamana Shares	CAD$6.25	533,019	Yamana RSU Vesting(2)

March 14, 2022	Yamana Shares	CAD$6.79	238,371	Yamana RSU Vesting(2)

April 1, 2022	Yamana Shares	CAD$6.79	10,589	Yamana RSU Vesting(2)

January 11, 2022	Yamana RSUs	CAD$5.00	920,259	Yamana RSU Issuance(3)

February 16, 2022	Yamana RSUs	CAD$5.62	463,423	Yamana RSU Issuance(3)

Notes:

(1)

The value of the Yamana Shares issued pursuant to Yamana’s Dividend Reinvestment Plan is equal to the five-day VWAP of the Yamana Shares on the NYSE on the day immediately prior to the date that such Yamana Shares are issued.

(2)

Yamana RSU awards granted vest and are payable based on the greater of either (a) the weighted average trading price, or (b) the average of daily high and low board lot trading prices of the Yamana Shares on the TSX for the five consecutive trading days immediately prior to the date of vesting. RSU awards can be satisfied through the issuance of Yamana Shares in accordance with the terms of the Yamana RSU Plan.

(3)	The value of Yamana RSU awards is equal to the closing share price of the Yamana Shares on the TSX on the day immediately prior to the date that the Yamana RSU is granted.

Dividend Policy

Yamana has a dividend policy providing for a dividend yield that is consistent with the yield of comparable companies’ dividend rates and such policy is reviewed on a periodic basis and assessed in relation to the current and expected future operating cash flows of Yamana and the conservation and reinvestment of capital. On July 29, 2021, Yamana increased its annual dividend to $0.12 per share, effective for the third quarter of 2021, Yamana’s sixth dividend increase since the second quarter of 2019, representing a cumulative increase of 500%. Following Yamana’s initial capital spending and development phase from 2003 to 2006, Yamana has consistently paid dividends since 2007, and dividends have aggregated to over $1 billion paid over 14 years.

The following table sets forth the quarterly dividends paid by Yamana on the Yamana Shares during each of the three most recently completed financial years:

2022	2021	2020	2019

Q1 – $ 0.03	Q1 – $0.02625	Q1 – $0.0125	Q1 – $0.005

Q2 – $ 0.03	Q2 – $0.02625	Q2 – $0.015625	Q2 – $0.005

Q3 – $ 0.03	Q3 – $0.03	Q3 – $0.0175	Q3 – $0.01

	Q4 – $0.03	Q4 – $0.02625	Q4 – $0.01

SPECIAL MEETING OF SHAREHOLDERS

Payment of any future dividends will be at the discretion of the Yamana Board after taking into account many factors, including Yamana’s operating results, financial condition, comparability of the dividend yield to peer gold companies and current and anticipated cash needs.

Consolidated Capitalization

There have been no material changes in the share and debt capital of Yamana, on a consolidated basis, since September 30, 2022, the date of Yamana’s most recently filed consolidated financial statements. See the Yamana Interim Financial Statements and the Yamana Interim MD&A, which are incorporated by reference in this Circular, for additional information with respect to Yamana’s consolidated capitalization.

Credit Ratings

Yamana’s long-term credit ratings from S&P, Moody’s and Fitch are BBB- (Stable), Baa3 (Stable), and BBB- (Stable), respectively.

S&P’s long-term credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. S&P’s “BBB” rating is the fourth highest rating of 10 major rating categories. Ratings AAA to BBB- are considered investment grade, and BB+ to D are considered speculative grade. A “BBB” rating indicates that the obligor has adequate capacity to meet its financial commitments but is more subject to adverse economic conditions. S&P uses “+” or “–” designations to indicate the relative standing of securities within a particular rating category.

Moody’s long-term credit ratings are on a rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. Moody’s “Baa” rating is the fourth highest rating of nine rating categories. Obligations rated “Baa” are judged to be medium-grade and subject to moderate credit risk and as such may possess certain speculative characteristics. Moody’s appends numerical modifiers from 1 to 3 to its long-term ratings, which indicate where the obligation ranks within its generic rating category. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates a ranking in the lower end of that generic rating category.

Fitch long-term credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. Fitch’s “BBB” rating is the fourth highest rating of 11 major rating categories. The terms “investment grade” and “speculative grade” have established themselves over time as shorthand to describe the categories AAA to BBB (investment grade) and BB to D (speculative grade). According to Fitch Ratings’ system, BBB ratings indicate good credit quality and that the expectations of default risk are currently low. The capacity for payment of financial commitments is considered adequate, but adverse business or economic conditions are more likely to impair this capacity. The ratings from AA to B may be modified by the addition of a plus (+) or minus (–) sign to show relative status within the major rating categories.

Ratings are intended to provide investors with an independent view of credit quality. They are not a recommendation to buy, sell or hold securities and do not address the market price or suitability of a specific security for a particular investor. Credit ratings may not reflect the potential impact of all risks on the value of securities. In addition, real or anticipated changes in the rating assigned to a security will generally affect the market value of that security. Investors cannot be assured that a rating will remain in effect for any given period of time or that a rating will not be revised or withdrawn entirely by a rating agency in the future. Each rating should be evaluated independently of any other rating.

Yamana pays an annual fee to S&P, Moody’s, and Fitch for the provision of a credit rating.

SPECIAL MEETING OF SHAREHOLDERS

S&P identified the following factors or considerations as giving rise to unusual risks associated with the credit ratings of Yamana:

●	sensitivity to gold prices;
●	risk of execution challenges and cost overruns from Odyssey underground expansion at Canadian Malartic; and
●	smaller scale of gold output and lower operating breadth relative to its investment grade-rated gold mining peers.

On November 4, 2022, S&P publicly confirmed that the Final Binding Offer does not affect S&P’s rating on Yamana as at such date. S&P’s confirmation was based on the assumption that Pan American would assume the Senior Notes on closing of the Arrangement.

Moody’s identified the following factors or considerations as giving rise to unusual risks associated with the credit ratings of Yamana:

●	its smaller scale compared to investment grade peers;
●	sensitivity to gold price volatility; and
●	geopolitical exposure to Argentina (Ca Stable) with about 15% of gross profits expected from Cerro Moro over the medium term.

In November 2022, Moody’s affirmed Yamana’s Baa3 credit rating following the announcement that Yamana had entered into the Arrangement Agreement. The outlook remains stable. The rating was based on the assumption that Pan American would assume or guarantee Yamana’s existing debt on closing of the Arrangement.

Fitch identified the following factors or considerations as giving rise to unusual risks associated with the credit ratings of Yamana:

●

Yamana’s current operating size, scale and diversification as relatively limited compared to other investment-grade peers, although the company has a promising pipeline of exploration and development projects;

●	Yamana’s average operating reserve life is shorter than investment-grade peers at 10+ years; and
●	sensitivity to gold prices.

In June 2022, Fitch placed Yamana’s ‘BBB-’ credit on Rating Watch Positive following the announcement that Gold Fields and Yamana had entered into the Gold Fields Agreement. Rating Watches indicate that there is a heightened probability of a rating change and the likely direction of such a change, and those designated as “Positive” indicate that a rating could stay at its present level or potentially be upgraded. A Rating Watch is typically event-driven, and as such, it is generally resolved over a relatively short period. The event driving the Rating Watch may be either anticipated or have already occurred, but in both cases, the exact rating implications remain undetermined. The Rating Watch period is typically used to gather further information and/or subject the information to further analysis. In November 2022, the Rating Watch Positive was removed and replaced by a Stable Outlook. The Stable Outlook reflects Fitch’s expectation that the combination of Yamana’s non-Canadian Assets with Pan American’s assets is credit neutral.

The preferred approach to dealing with the Senior Notes and the combined company’s credit rating following the Effective Date is under review.

SPECIAL MEETING OF SHAREHOLDERS

Material Contracts

Except as otherwise disclosed in this Circular and as discussed in the Yamana Annual Information Form, during the 12 months prior to the date of this Circular, Yamana has not entered into any contracts, nor are there any contracts still in effect, that are material to Yamana or any of its Subsidiaries, other than contracts entered into in the ordinary course of business. See “Material Contracts” in the Yamana Annual Information Form, which is incorporated by reference in this Circular.

Risk Factors

An investment in securities of Yamana and the completion of the Arrangement are subject to certain risks. In addition to considering the other information in this Circular, including the risk factors relating to the Arrangement set forth under “Risk Factors” in this Circular, readers should carefully consider the risk factors described in the Yamana Annual Information Form, as well as the Yamana Annual MD&A and the Yamana Interim MD&A, each of which are incorporated by reference in this Circular. If any of the identified risks were to materialize, Yamana’s business, financial position, results and/or future operations may be materially affected. The risk factors identified in this Circular and the documents incorporated by reference are not exhaustive and other factors may arise in the future that are currently not foreseen by management of Yamana that may present additional risks in the future.

Auditors, Transfer Agents and Registrars

The auditor of Yamana is Deloitte LLP.

Yamana’s registrar and transfer agent for the Yamana Shares is Computershare Trust Company of Canada, at its principal offices in Toronto, Ontario. The co-transfer agent for the Yamana Shares in the United States is Computershare Trust Company, N.A., at its principal offices in Louisville, Kentucky and co-transfer agent for the Yamana Shares in the United Kingdom is Computershare Investor Services PLC, at its principal offices in Bristol, United Kingdom.

Interest of Experts

The Yamana Annual Financial Statements incorporated by reference in this Circular, and the effectiveness of Yamana’s internal control over financial reporting, have been audited by Deloitte LLP, as stated in their reports which are also incorporated herein by reference. Deloitte LLP, as auditor of Yamana, is independent with respect to Yamana within the meaning of the U.S. Securities Act and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (United States) and within the meaning of the rules of professional conduct of the Chartered Professional Accountants of Ontario.

Except for the fees to be paid to Scotia Capital Inc. (“Scotiabank”), which are not contingent on completion of the Arrangement, to the knowledge of Yamana, neither Scotiabank, its, directors, officers, employees and partners, as applicable, or their respective associates or affiliates, beneficially owns, directly or indirectly, 1% or more of the securities of Yamana or any associate or affiliate of Yamana, has received or will receive any direct or indirect interests in the property of Yamana or any of its associates or affiliates, or is expected to be elected, appointed or employed as a director, officer or employee of Yamana or any associate or affiliate thereof.

SPECIAL MEETING OF SHAREHOLDERS

Documents Incorporated by Reference and Further Information

Information concerning Yamana has been incorporated by reference in this Circular from documents filed with the securities commissions or similar authorities in each of the provinces and territories of Canada and filed with, or furnished to, the SEC. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Senior Vice President, General Counsel and Corporate Secretary of Yamana at 200 Bay Street, Royal Bank Plaza, North Tower, Suite 2200, Toronto, Ontario, M5J 2J3, telephone (416) 815-0220, and are also available electronically under Yamana’s issuer profile on SEDAR at www.sedar.com or in the United States through EDGAR at the website of the SEC at www.sec.gov. The filings of Yamana through SEDAR and EDGAR are not incorporated by reference in this Circular except as specifically set out herein.

The following documents, filed by Yamana with the securities commissions or similar authorities in each of the provinces and territories of Canada, are specifically incorporated by reference into, and form an integral part of, this Circular:

(i)	The Yamana Annual Information Form for the year ended December 31, 2021, dated March 28, 2022;

(ii)

the audited consolidated financial statements of Yamana as of and for the years ended December 31, 2021 and 2020, together with the Report of Independent Registered Public Accounting Firm thereon and the notes thereto (the “Yamana Annual Financial Statements”);

(iii)	management’s discussion and analysis of operations and financial condition of Yamana for the year ended December 31, 2021 (the “Yamana Annual MD&A”);

(iv)	the unaudited condensed consolidated interim financial statements as of and for the three and nine months ended September 30, 2022 (the “Yamana Interim Financial Statements”);

(v)	management’s discussion and analysis operations and financial condition of Yamana for the three and nine months ended September 30, 2022 (the “Yamana Interim MD&A”);

(vi)	the management information circular of Yamana dated March 22, 2022, prepared in connection with the annual meeting of shareholders of Yamana held on April 28, 2022;

(vii)	the material change report of Yamana dated June 10, 2022, in respect of the proposed arrangement with Gold Fields; and

(viii)	the material change report of Yamana dated November 14, 2022, in respect of the proposed Arrangement.

Any document of the type referred to in Section 11.1 of Form 44-101F1 of NI 44-101 (excluding confidential material reports), filed by Yamana with the securities commissions or similar regulatory authorities in the applicable provinces and territories of Canada after the date of this Circular disclosing additional or updated information, including the documents incorporated by reference herein, filed pursuant to the requirements or applicable securities legislation in Canada, will be deemed to be incorporated by reference in the Circular. In addition, any document filed by Yamana with, or furnished by Yamana to, the SEC pursuant to the U.S. Exchange Act, subsequent to the date of this Circular will be deemed to be incorporated by reference into the Circular. To the extent that any document or information incorporated by reference into the Circular is included in a report that is filed with or furnished to the SEC, such document or information shall also be deemed to be incorporated by reference into this Circular.

SPECIAL MEETING OF SHAREHOLDERS

Any statement contained in this Circular or in any other document incorporated or deemed to be incorporated by reference in this Circular shall be deemed to be modified or superseded to the extent that a statement contained herein or in any other subsequently filed document that also is, or is deemed to be, incorporated by reference in this Circular modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Circular. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

Additional information relating to Yamana may be found under Yamana’s issuer profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Additional financial information is provided in the Yamana Annual Information Form, the Yamana Annual Financial Statements, the Yamana Annual MD&A, the Yamana Interim Financial Statements and the Yamana Interim MD&A, each of which is available under Yamana’s issuer profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and on Yamana’s website at www.yamana.com. Yamana Shareholders may also request copies of these documents from Yamana’s Senior Vice President, General Counsel and Corporate Secretary by phone at (416) 815-0220 or by email at legal@yamana.com.

SPECIAL MEETING OF SHAREHOLDERS

SCHEDULE H

Post-Arrangement Organizational Chart

[See attached.]

Argentina Properties

Pan American Silver Corp.
100%
Pan American Silver (Barbados) Corp.
0.186%
99.814%
Minera Triton Argentina S.A.
Manantial Espejo
COSE
0.128%
99.872%
Minera Joaquin S.R.L.
Joaquin
69.832%
100%
Aquiline Resources Inc.
100%
Aquiline Holdings Inc.
5.583%
24.585%
Minera Argenta S.A.
Navidad
100%
Yamana Gold Inc.
100%
0805346 B.C. Ltd.
56.25%
Minera Agua Rica Alumbrera Ltd.
100%
Antigua Holdco
100%
Minera Alumbrere Sucursal
ALUMBRERA
100%
Delaware Holdco
100%
Minera Agua Rica Sucursal
AGUA RICA
34.4%
100%
Minera Yamana Inc.
65.6%
Certain Dutch Holdco's
100%
Suyai del Sur S.A.
SUYAI
100%
Estelar Resources S.A.
CERRO MORO

Canada Properties

Bolivia Properties

Mexico Properties

Guatemala Properties

Peru Properties

Brazil Properties

Chile Properties

Notes:

●

For Pan American entities, and not including any Yamana entities, percent interest represents fully diluted (including all voting and non-voting shareholdings, investment shares in Peru and preferred shares in Argentina). Specifically, percentage ownership of Compania Minera Argentum S.A. includes shares which the company holds in itself, as well as other shareholdings on a fully diluted basis and differ from the voting shares.

●	Percentages are rounded.

●

Some of the laws in the countries in which the subsidiaries of Pan American Silver Corp. operate require that there be more than one owner of a company operating a mineral property. As a result, a Pan American entity may be a nominal shareholder holding less than 1%.

SPECIAL MEETING OF SHAREHOLDERS

SCHEDULE I

Consents of Financial Advisors

Consent of BMO Nesbitt Burns Inc.

To the Board of Directors of Pan American Silver Corp. (the “Company”):

We refer to our written fairness opinion dated November 2, 2022 (the “Fairness Opinion”), which we prepared solely for the information and benefit of the directors of the Company (the “Board of Directors”) in connection with the Board of Directors’ consideration of the proposed arrangement involving the Company, Agnico Eagle Mines Limited and Yamana Gold Inc. The Fairness Opinion was given as at November 2, 2022, and remains subject to the assumptions, qualifications and limitations contained therein.

We hereby consent to the inclusion of the text of our Fairness Opinion as Schedule “D” to the management information circular of the Company dated December 20, 2022 (the “Circular”) and the references to our firm name and Fairness Opinion in the Circular. In providing such consent, BMO Capital Markets Inc. does not intend or permit that any person other than the Board of Directors shall rely upon the Fairness Opinion.

December 20, 2022

(signed) “BMO Nesbitt Burns Inc.”

Consent of National Bank Financial Inc.

To the Board of Directors of Pan American Silver Corp. (the “Company”):

We refer to our written fairness opinion dated November 2, 2022 (the “Fairness Opinion”), which we prepared solely for the information and benefit of the directors of the Company (the “Board of Directors”) in connection with the Board of Directors’ consideration of the proposed arrangement involving the Company, Agnico Eagle Mines Limited and Yamana Gold Inc. The Fairness Opinion was given as at November 2, 2022 and remains subject to the assumptions, qualifications and limitations contained therein.

We hereby consent to the inclusion of the text of our Fairness Opinion as Schedule “E” to the management information circular of the Company dated December 20, 2022 (the “Circular”) and the references to our firm name and Fairness Opinion in the Circular. In providing such consent, National Bank Financial Inc. does not intend or permit that any person other than the Board of Directors shall rely upon the Fairness Opinion.

December 20, 2022

(signed) “National Bank Financial Inc.”

I-1

SPECIAL MEETING OF SHAREHOLDERS

YOUR VOTE IS IMPORTANT

The Board of Pan American unanimously recommends a vote FOR all resolutions.

If you have any questions or require any assistance in executing your Pan American proxy or voting instruction form,

please call our Proxy Solicitation Agent, Morrow Sodali, at:

North American Toll-Free Number: 1.888.777.1346

Outside North America, Banks, Brokers and Collect Calls: 1.289.695.3075

Email: assistance@morrowsodali.com

North American Toll-Free Facsimile: 1.877.218.5372

SPECIAL MEETING OF SHAREHOLDERS

PAN AMERICAN SILVER CORP.

625 Howe Street, Suite 1440 | Vancouver, BC V6C 2T6

P:604-684-1175

F: 604-684-0147

E: info@panamericansilver.com

Download the latest about Pan American Silver Corp. at: www.panamericansilver.com.

Pan American Silver is traded on the Nasdaq and TSX under the symbol PAAS.